OLD NATIONAL BANCORP®

2026

Notice of Annual Meeting of Shareholders and Proxy Statement

WITH 2025 ANNUAL REPORT





Jim Ryan
Chairman and CEO



Dan Hermann
Lead Independent Director

Dear Shareholders,

This letter details a defining and historic year for Old National Bank—one that will be remembered for strong operating results as well as for the way our team delivered those results. Over the past 12 months, we achieved record financial performance while also successfully completing strategic initiatives that will strengthen our company, and your investment, for the long term. What stands out most is how we moved forward together: with disciplined execution, a steady operating model, and a culture grounded in doing the right thing for our clients, communities, and team members.

As you read this letter, you will notice a few themes, including performance, execution, and purpose. Before we take a deeper dive, here is an overview of the accomplishments that best define 2025, and which we believe position us very well for the future:

- **We delivered record financial performance.** Through disciplined balance sheet management and sustained operating leverage, we achieved new highs in profitability and efficiency.

- **We completed a remarkably smooth and seamless integration.** Our Bremer Bank partnership expanded our footprint, enhanced our client and community impact, and added scale that strengthens our earnings power.

- **We advanced a rigorous succession planning framework and executed seamless leadership transitions.** During 2025, we welcomed a new President & Chief Operating Officer and a new Chief Information Officer. Both transitions were executed with discipline, reinforcing the depth of our leadership bench and positioning us to take Old National to the next level.

- **We made strategic investments in technology while accelerating our operational transformation.** During the year, we expanded our capabilities and established a future-focused technology framework and foundation. These efforts enhanced how we serve clients and support team members while creating a durable platform for long-term value creation.

- **We continued to advance the standard for community engagement.** In 2025, Old National provided $13.6 million in grants and sponsorships, our team members contributed nearly 68,000 volunteer hours, and we played a leading role in standing up Generations Community Bank—the first minority depository institution in the state of Indiana.

Completing our Transformative Partnership with Bremer Bank

Our partnership with St. Paul, Minnesota-based Bremer Bank, which included 70 branches and $16.3 billion in total assets, closed on May 1, 2025. This set the stage for a busy year of integration work.

With that work now complete, the partnership is already delivering meaningful benefits through a broader, low-cost deposit base (Old National is now the third largest bank in the Twin Cities by deposits); an enhanced and diversified loan portfolio; and an expanded presence across dynamic, vibrant markets throughout the Upper Midwest.

Equally important, we were thrilled to welcome a highly talented group of new team members whose expertise, client focus, and shared commitment to community have strengthened our organization and accelerated our momentum. A meaningful portion of our integration work focused on cultural alignment—listening, learning, and reinforcing shared values—while also ensuring we have the right people in the right roles to capture growth opportunities. Financially, this partnership positions Old National for stronger earnings performance and improved profitability through significant cost efficiencies, improved operating leverage, and increased earnings power for shareholders.

Focusing on our Record 2025 Financial Results

As noted earlier, 2025 was a strong earnings year for Old National. We established several new organizational records thanks to a relentless focus on:

- Low-cost core deposit growth to support balanced loan growth
- Sustained positive operating leverage
- Disciplined credit management
- Strong liquidity and capital ratios

These foundational capabilities have been built over time and tested through varying cycles. In 2025, we further strengthened these capabilities through our enhanced scale and focus on operational discipline. As a result, we achieved the following organizational records:

- Adjusted Earnings Per Share (EPS) of $2.21
- Adjusted Net Income of $809 million
- Adjusted Efficiency Ratio of 48.8%

In addition, our 2025 financial results compared very favorably to our peers in multiple categories. This included top decile performance within our peer group in Adjusted Return on Average Tangible Common Equity (18.6%) and adjusted efficiency ratio (48.8%).

Additionally, we were in the top half of our peer group in the following categories:

- Adjusted Return on Average Assets (ROAA) of 1.26%
- Total cost of deposits at 190 basis points
- Tangible book value (TBV) Per Share Growth of 15.1%, year over year
- Loan Growth (excluding Bremer Bank-acquired loans) of 5.1%
- Deposit Growth (excluding Bremer Bank-acquired deposits) of 4.9%

Stock Performance

Old National delivered a strong total shareholder return in 2025 of 5.4%, reinforcing the long-term value and stability we have created for our shareholders over the past several years. Our three-year total shareholder return (2023-25) was 39.4%. And since early 2019, Old National has outperformed the KBW Nasdaq Regional Banking Index, on a total shareholder return basis, by approximately 36%.

We continue to view long-term outperformance as the product of repeatable discipline: balancing growth and profitability, maintaining rigor in capital allocation, and operating with a consistent risk posture.

Executive Leadership Transitions

Sustained performance requires sustained leadership depth and bench strength. In 2025, we continued our strong focus on succession planning and talent management—important work that enabled us to decisively, thoughtfully, and seamlessly execute two Executive Leadership Team transitions during the year.

Tim Burke named President and Chief Operating Officer (COO)

Following Mark Sander's retirement as President and COO in June 2025, we were pleased to welcome Tim Burke to Old National as his successor. Tim brings nearly 30 years of banking experience to Old National, the majority of it in the Midwest, along with a proven track record of leading growth and driving revenue—all of which positions him perfectly to lead our Commercial, Community, and Wealth business lines, along with our Credit and Marketing teams.

During his brief tenure at Old National, Tim has honed our sales strategy and sharpened our focus on organic growth. One of his first actions was to introduce a new Chief Revenue Enablement Officer role—an investment in sales excellence and revenue discipline that we will return to in the forward-looking portion of this letter.

We are thrilled that our rigorous, highly disciplined succession planning put Old National in position to attract a leader of Tim's caliber and character, and we're confident that his energy, strategic vision, and collaborative leadership will enable us to build upon Mark Sander's legacy.

Matt Keen named Chief Information Officer (CIO)
Also in 2025, Old National CIO Paul Kilroy elected to retire. As a result, we welcomed Matt Keen as our new CIO. Once again, we used a highly rigorous, structured vetting process to select Matt for the crucial role.

Already, Matt has shifted the Old National Technology team's mindset from foundational build-out and support to a clear goal of operational excellence, defined not as incremental optimization, but as continuous innovation tied directly to long-term strategic value. More specifically, Matt drives an AI-first modernization mindset, emphasizing automation, adaptability, and scalable, secure solutions that improve productivity and the client experience. He also believes in a business-aligned leadership model that pairs dedicated technology leaders with client business lines and departments. The results have been extremely positive, with internal partners pointing to stronger relationships, clearer accountability, and more effective system strategies.

> *"I'm honored to step into this role at a moment when the company has both strong momentum and an exceptional foundation, and I'm excited to help accelerate our organic growth priorities while staying true to the basic banking principles that have served our clients and shareholders so well for more than 190 years."*
>
> ***Tim Burke***

> *"Old National has a unique opportunity to pair strong banking fundamentals with a modern technology platform, and I'm looking forward to helping build capabilities that enhance the client experience, strengthen resilience, and support scalable growth."*
>
> ***Matt Keen***

Focusing on our Clients By Investing in People and Technology

Throughout 2025, we invested in both the growth and development of our team members and the technology they need to serve one another and our clients exceptionally well. We chose these investments with a clear focus on building capabilities that make us more effective, resilient, and responsive.

Investing in Our People
Throughout Old National's history, our team members have been our most valuable asset. As a result, our culture revolves around investing in their growth and development. We do so by providing the tools, resources, and support systems they need to excel while fostering a work environment grounded in collaboration, ethics, integrity, and inclusion.

In 2025, our time-tested talent strategy approach continued. First, we actively sought to add exceptional new talent in key roles throughout our footprint. Secondly, we worked to develop existing talent at every level of the organization through structured growth and development programs, self-directed learning, and manager-led development.

To further strengthen our leadership bench, in 2025 we introduced new development programs designed to build a deeper leadership pipeline and prepare team members for expanded responsibility over time.

- **RISE** was launched to create a more structured path for growth for frontline to mid-level team members. The program strengthens core leadership and performance skills and helps accelerate readiness for next-level roles across the franchise.

- We also introduced the **Aspire** program to equip mid- to senior-level team members with the skills and competencies required to lead through change, drive enterprise results, develop talent, and strengthen cross-functional collaboration.

In tandem, RISE and Aspire create a more consistent, disciplined approach to development, reinforcing succession planning and ensuring we have the leadership depth to support our clients and communities as we grow.

We also introduced a program in 2025 designed to accelerate the development of Old National leaders who have been identified as candidates for future Executive Leadership positions. Known as the **Executive Leadership Experience** program, it provides these executive leaders of tomorrow with exposure to enterprise strategy, cross-functional decision-making, and the complexity of executive-level challenges.

Additionally, we continued to support the growth and development of our team members through a variety of other structured programs and initiatives, including:

- **CEO Council**—Each year, a new cohort of high-potential team members from various backgrounds provides our Executive Leadership Team with fresh and unique perspectives on a variety of topics while also taking advantage of unique development opportunities.

- **Orr Fellowship**—Old National leverages the Orr Fellowship program—which aims to create the premier post-undergraduate experience in the nation—as a key early-career talent pipeline to identify, recruit, and develop future leaders for our organization. In 2025, Old National helped expand this program to include our headquarters community of Evansville, Indiana.

- **Impact Networks**—These volunteer-based groups are open to all Old National team members who are passionate about driving engagement and building a culture of inclusion. A few examples of our Impact Networks are a Military Veterans group, a Young Professionals group, and a WomenLEAD group.

Investing in Technology—With Our Clients at the Center

The majority of our technology and automation investments in 2025 were focused on enhancing the client experience, meaning how our clients open accounts, move money, borrow, and gain support across channels. We modernized digital banking, lending, banking center operations, and treasury management offerings, while also enhancing our data and AI capabilities to drive the next chapter of productivity and innovation.

Importantly, these advancements were delivered alongside the successful execution of our Bremer partnership, showcasing the strength of our people and platforms and the resilience and discipline of our execution. We also deepened engagement with strategic technology partners and introduced new data services, all with a consistent goal: equipping our team members with better tools to make banking with Old National simpler, faster, and more secure.

These efforts produced real, measurable improvements across multiple platforms and areas of the organization. Examples include:

- An enhanced digital banking platform tailored for small businesses.
- A modernized consumer loan platform to expedite loan decisions and closings.
- A secure Wealth lending platform that significantly reduces credit approval times.
- An innovative suite of new Treasury Management products.
- Upgraded teller systems throughout our banking centers.

We also established an AI Center of Excellence in 2025 to help unlock AI's potential to make processes faster, simpler, and even more client focused.

Not only are these technology investments making it easier for our clients to do business with us, they are also building trust. Our 2025 Net Promoter Score—a measure of how likely clients are to recommend a business—increased to 53, well above the industry benchmark of 41. Additionally, our brand trust score of 76 is 6 points higher than the U.S. bank sector average.



Generations Community Bank—Indiana's first MDI

Our Leadership team and Board of Directors have long been proud of Old National's commitment to serving the needs of traditionally underserved members of our communities. This is evidenced by the success of our Empowerment Small Business Loan Program, a unique initiative established in 2023 to expand credit and access to capital for traditionally underserved individuals with entrepreneurial dreams.

In 2025, we raised the bar on our commitment to often underserved communities by taking a lead role in the creation of the first-ever Minority Depository Institution (MDI) in the state of Indiana. Led by Old National's Chief Impact Officer Rafael Sanchez, Old National worked throughout the year to ensure that this Indianapolis-based MDI achieved regulatory approval and acquired the needed capital. Rafael was instrumental in leading a capital campaign that raised nearly $30 million.

This initiative dates back to 2021, when Old National's first CEO Council created an initial business plan to launch a new MDI in Indianapolis. The Council's blueprint was later handed over to Rafael for execution.

Generations Community Bank opened in the first quarter of this year and will focus on reducing wealth gaps by helping individuals and families achieve homeownership, wealth building, asset accumulation, and community prosperity. Old National is proud to be a minority investor and partner in this ground-breaking venture.

Advancing our Commitment to Community Engagement

The trust that clients place in Old National is earned through everyday interactions and reinforced by how we show up in—and support—the communities that our clients call home. This commitment begins with the investments we make annually through corporate sponsorships, partnerships, and grants from the Old National Bank Foundation.

As noted earlier, Old National invested $13.6 million in our communities in 2025 through Foundation grants and sponsorships. We're also proud to report that 98% of our Foundation grants were awarded to Community Reinvestment Act-eligible initiatives, and 72% of this funding supported underserved populations.

As a shining example of this commitment, Old National recently received an "Outstanding" Community Reinvestment Act (CRA) rating—the highest grade possible—for the 2022-24 review period. This rating reflects the strength of our lending, investment, and service efforts, and reinforces our deep commitment to expanding access to financial resources and supporting economic opportunity across the communities we serve.



Additionally, the Points of Light Foundation named Old National one of The Civic 50 for 2025. This is the second straight year we have earned this distinguished honor, which is reserved for the 50 most community- and civic-minded companies in the United States.

As also noted earlier, our team members donated almost 68,000 hours to volunteer efforts throughout the past 12 months—a practice that Old National both encourages and empowers by allowing each team member to use 24 paid hours a year for volunteerism.

The highlight of our 2025 volunteer commitment was our third annual Better Together Days, which took place in September. During this two-day volunteer blitz, 2,100 Old National team members donated a combined 7,940 hours in service of 116 organizations in 12 states.

Community Growth Plan Expansion

In our 2024 letter, we updated you on Old National's five-year Community Growth Plan, which was developed in partnership with the National Community Reinvestment Coalition. This plan remains a central pillar of how we serve individuals, families, and communities.

In 2025, we further expanded the plan, pledging an additional $1.6 billion in lending, investments, and philanthropy for communities in Minnesota, North Dakota, and Wisconsin that were traditionally served by Bremer Bank. This additional investment raises our total commitment to $11.1 billion.

Reinforcing our Culture Through Frequent Market Visits

We strongly believe that Old National is at its best as a regional bank when our Executive Leaders actively engage with our team members, community partners, and clients. That's why members of our Leadership Team made more than 50 visits to Old National markets during 2025.

These frequent visits allowed our Leadership Team to spend significant time connecting with and learning from team members. This time spent in-market also reinforced that getting to know our clients and community members in a personal way, and fully understanding their needs and goals, is a critical part of our organizational culture.

Looking Ahead

With one full quarter of 2026 now complete, we remain confident that Old National is positioned to continue driving successful outcomes throughout the remainder of the year, regardless of any potential industry or economic headwinds. As we stated publicly to the Wall Street analyst community earlier this year, we believe the best investment that our company can make in 2026 is to invest in ourselves. To achieve this goal, we have established a crystal-clear 2026 North Star for the entire organization: driving organic growth.

We plan to reach this North Star by focusing on three foundational pillars:

1. **Talent and Leadership Excellence**—Develop the best possible talent to serve our clients and lead us into the future.
2. **Sales Excellence**—Drive performance and discipline in how we grow relationships and generate revenue.
3. **Operational Excellence**—Optimize talent, processes, and technology to enhance the client experience, improve agility and performance, and promote scalable growth.

With these foundational pillars to guide us, we will remain committed to thoughtfully managing expenses while continuing to make strategic, client-focused investments in technology and automation. This includes exploring opportunities to harness the power of AI for the benefit of our clients and communities.

Guided by President and COO Tim Burke, we are also laser-focused on honing and sharpening our overarching sales approach. With this goal in mind, we were recently excited to welcome Joe Chasteen as our new Chief Revenue Enablement Officer. In this new role for Old National, Joe will leverage decades of proven experience to unlock the full potential of sales collaboration while ensuring that we maintain our very disciplined and effective client business line structure.

During the year ahead, Old National is also committed to advocating for common-sense deposit insurance reform, including actively lobbying congressional leaders to adjust deposit insurance thresholds to reflect the scale and complexity of today's business economy. We will also continue to advocate for efforts to close the current stablecoin loophole and ensure that all stablecoin issuers follow clear, consistent rules and are subject to appropriate oversight. Additionally, as a member of the Cari Network, Old National is a design partner in the bank-built, regulator-aligned tokenized deposit network that supports faster, always-on payments while keeping insured deposits in the banking system to fund local lending and investment. In each of these cases, our goal is the same: to protect the financial needs of our clients by ensuring that our nation's banking system remains stable, secure, and properly regulated.

Finally, we will continue to invest in and support our communities throughout 2026 while constantly striving to foster an inclusive culture where our team members are encouraged and empowered to love, care for, and support one another.

In closing, while we cannot predict what potential headwinds or tailwinds the remainder of 2026 will bring, we can say to you with confidence that Old National has strong positive momentum, a durable foundation, and a proven strategic approach that has served us well for nearly two centuries. Please know that we remain humbled by the trust you have placed in us, and that we understand and accept the responsibility that comes along with that trust.

Thank you for your continued investment in Old National.

Sincerely,

Jim Ryan
Chairman and CEO

Dan Hermann
Lead Independent Director

WELCOME

In May 2025, we welcomed Dan Reardon, co-Chief Executive Officer and trustee of Otto Bremer Trust—a private philanthropic trust and one of the Company's significant shareholders—to the Old National Bancorp Board of Directors. A trustee of the Otto Bremer Trust for more than 30 years, Mr. Reardon served on the board of directors of Bremer Financial Corporation and Bremer Bank prior to the completion of the partnership with the Company. Through this extensive experience as trustee and board member, he brings significant executive and financial management expertise, as well as banking knowledge, to the Board.

Mr. Reardon earned a Bachelor of Science degree in Economics from the University of Minnesota in 1985. Prior to his role as trustee of the Otto Bremer Trust, Mr. Reardon served in corporate finance and investment capacities at Dean Witter Reynolds and Prudential Securities. Mr. Reardon has also served on several nonprofit boards of directors, including the Center for Rural Policy and Development, James J. Hill Reference Library and Como Zoo Friends.



OLD NATIONAL BANCORP®

One Main Street, Evansville, Indiana 47708

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The 2026 Annual Meeting of Shareholders (the "Annual Meeting") of Old National Bancorp (the "Company") will be held as a virtual meeting on Wednesday, May 13, 2026, at 10:00 a.m., Central Time. You will be able to attend the Annual Meeting, vote your shares and submit your questions during the meeting by visiting *www.virtualshareholdermeeting.com/ONB2026* and entering your 16-digit control number located on your Notice and Access Card, Proxy Card or voting instruction form that you received. Because the Annual Meeting will be virtual, you will not be able to attend the meeting in person. The meeting will be held for the following purposes:

1	Election of the Company's Board of Directors consisting of 12 directors, with each to serve a term until the 2027 annual meeting of shareholders and until the election and qualification of his or her successor
2	Approval of a non-binding advisory proposal on the compensation of our named executive officers
3	Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026
4	Approval of the Company's 2026 Equity Compensation Plan
5	Transaction of such other business as may properly come before the Annual Meeting and any adjournments or postponement thereof

The foregoing items of business, as well as instructions for accessing the virtual Annual Meeting, are more fully described in the Proxy Statement accompanying this Notice. Holders of common stock of record at the close of business on March 20, 2026 are entitled to notice of, and to vote at, the Annual Meeting. We will begin mailing the Notice and Access Card to certain of our shareholders on April 2, 2026. Shareholders who do not receive the Notice of Internet Availability of Proxy Materials will continue to receive a paper copy of our proxy materials through the U.S. Mail. All proxy materials will be available at *www.oldnational.com/Proxy* on or about April 2, 2026.

By Order of the Board of Directors

Nicholas J. Chulos

Executive Vice President,
Chief Legal Officer and Corporate Secretary

April 2, 2026



DATE AND TIME
Wednesday, May 13, 2026, at 10:00 a.m., Central Time



VIRTUAL MEETING
Access the meeting at *www.virtualshareholdermeeting.com/ONB2026* and enter your 16-digit control number located on your Notice and Access Card, Proxy Card or voting instruction form



WHO CAN VOTE
Holders of common stock of record at the close of business on March 20, 2026

IMPORTANT
It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the meeting virtually, please vote your shares by telephone or the Internet or by completing and mailing your Proxy Card in the envelope provided.

Additional information on voting your shares is included in the attached Proxy Statement.

CERTAIN TERMS

Certain terms that we use in the accompanying Proxy Statement have particular meanings, as set forth below.

TERM	MEANING
2008 Equity Plan	Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as amended
2026 Equity Plan	Old National Bancorp 2026 Equity Compensation Plan
401(k) Plan	Old National Bancorp Employee Stock Ownership and Savings Plan (a tax-qualified defined contribution plan)
AICP	The Company's Annual Incentive Compensation Plan
Annual Meeting	2026 Annual Meeting of Shareholders of Old National Bancorp to be held virtually on May 13, 2026
Articles of Incorporation	Amended and Restated Articles of Incorporation of Old National Bancorp, as currently in effect
Board of Directors or Board	Board of Directors of Old National Bancorp
Bremer	Bremer Financial Corporation
Bremer Bank	Bremer Bank, National Association, which was a wholly-owned subsidiary of Bremer Financial Corporation prior to the completion of the partnership with Old National
By-Laws	Amended and Restated By-Laws of Old National Bancorp, as currently in effect
CECL	Current expected credit loss, an accounting metric
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COO	Chief Operating Officer
Common Stock or common stock	Common stock, no par value per share, of Old National Bancorp
Company, Old National, we, us or our	Old National Bancorp
Compensation Committee	Talent Development and Compensation Committee of Old National Bancorp's Board of Directors
CRC Agreements	Confidentiality and Restrictive Covenants Agreements between the Company and each NEO
Deloitte	Deloitte & Touche LLP
Directors Deferred Compensation Plan	Old National Bancorp's Directors Deferred Compensation Plan
Employment Agreements	Employment agreements between the Company and each NEO
EPS	Earnings per diluted common share
Executive Deferred Compensation Plan	Old National Bancorp's Executive Deferred Compensation Plan
FASB ASC	Financial Accounting Standards Board Accounting Standards Codification
Federal Reserve	Board of Governors of the Federal Reserve System or the Federal Reserve Bank of St. Louis
First Midwest Merger	The merger of equals transaction pursuant to which Old National Bancorp and First Midwest Bancorp, Inc. merged on February 15, 2022
Form 10-K	Old National Bancorp's Annual Report on Form 10-K for the year ended December 31, 2025
GAAP	U.S. generally accepted accounting principles
Internal Revenue Code	Internal Revenue Code of 1986, as amended
KRX Index	KBW Nasdaq Regional Banking Index (Old National Bancorp is included in this index)
Named Executive Officer or NEO	An executive officer who is named in the Summary Compensation Table in this Proxy Statement
Nasdaq	The Nasdaq Stock Market
Notice and Access Card	The Notice of Internet Availability of Proxy Materials
Notice of Annual Meeting or Notice	The Notice of Annual Meeting of Shareholders that accompanies this Proxy Statement
OCC	Office of the Comptroller of the Currency
Old National Bank or Bank	Old National Bank, which is a wholly-owned subsidiary of Old National Bancorp
PCAOB	Public Company Accounting Oversight Board
PCD loans	Purchased credit deteriorated loans
Performance Measure	A performance measure under the 2016 Equity Plan
Performance Target	A performance target under the 2026 Equity Plan
Prorated Annual Bonus	An amount equal to the target annual cash bonus under the AICP for the calendar year in which an employment termination occurs, prorated for the period of the executive's employment during that year
Proxy	The designation of the authority to vote your shares of Old National Bancorp common stock at the Annual Meeting
Proxy Card	The proxy card or voting instruction form that accompanies this Proxy Statement
Proxy Statement	This Proxy Statement
Record Date	March 20, 2026 – the date used to determine the holders of common stock who are of record on the books and records of Old National Bancorp at the close of business on such date and who are entitled to notice of, and to vote at, the Annual Meeting
ROAA	Return on average assets
ROATCE	Return on average tangible common equity
ROE	Return on equity
SAR	Stock appreciation right
SEC	United States Securities and Exchange Commission
Securities Exchange Act	Securities Exchange Act of 1934, as amended
TSR	Total shareholder return
WTW	Willis Towers Watson, the independent compensation consultant to our Talent Development and Compensation Committee

TABLE OF CONTENTS

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement and the accompanying shareholder letter contain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Rule 175 promulgated thereunder and Section 21E of the Securities Exchange Act of 1934 and Rule 3b-6 promulgated thereunder. Forward-looking statements can be identified by words such as "may," "will," "would," "should," "could," "expect," "believe," "anticipate," "intend," "estimate," "continue," "plan," "project," "potential," and similar references to future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to certain risks, uncertainties and other factors that are difficult to predict, which could cause actual results, outcomes or events to differ materially from anticipated results, outcomes or events expressed or implied in such forward-looking statements.

There can be no assurance that actual results, outcomes or events will not differ materially from any projected future results, outcomes or events expressed or implied by such forward-looking statements. Additional factors and risks that could cause results, outcomes or events to differ materially from those described can be found in Old National's most recent annual report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC, as well as its other filings with the SEC.

The actual results, outcomes or events referenced in this Proxy Statement and the accompanying shareholder letter may not be realized or occur. You are cautioned not to rely too heavily on any such forward-looking statements. Old National urges you to consider all of the risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Old National. Forward-looking statements speak only as of the date of this Proxy Statement and the accompanying shareholder letter, and Old National undertakes no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events, conditions or otherwise, except to the extent required by applicable law.

 **OLD NATIONAL BANCORP**®

One Main Street, Evansville, Indiana 47708

PROXY STATEMENT – SUMMARY

The following summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information you should consider, and you should read this Proxy Statement in its entirety, before voting your shares of Old National common stock in connection with the Annual Meeting.

GENERAL INFORMATION


DATE AND TIME

Wednesday, May 13, 2026 at 10:00 a.m., Central Time


LOCATION

Virtual/Online at *www.virtualshareholder meeting.com/ONB2026*


RECORD DATE

Holders of common stock of record at the close of business on March 20, 2026


VOTING

Shareholders as of the Record Date are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote for each matter to be voted on at the Annual Meeting.


ADMISSION

To attend the Annual Meeting, visit *www.virtualshareholdermeeting.com/ ONB2026*. You will need the 16-digit control number included on your Notice and Access Card, Proxy Card or voting instruction form that accompanied this Proxy Statement.

PROPOSALS TO BE VOTED ON AND VOTING RECOMMENDATIONS OF OUR BOARD OF DIRECTORS

	PROPOSAL	BOARD RECOMMENDATION	PAGE REFERENCE
1	Election of Directors	**FOR each director nominee**	28
2	Approval of a non-binding advisory proposal on the compensation of our named executive officers	**FOR**	73
3	Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2026	**FOR**	75
4	Approval of the Company's 2026 Equity Compensation Plan	**FOR**	79

ELECTION OF DIRECTORS

(SEE ITEM 1 STARTING ON PAGE 28)

The first item of business at the Annual Meeting will be the election of 12 directors of the Company. The nominees are set forth in the table below. Each nominee is currently serving as a director of the Company. Our Board of Directors recommends voting "FOR" each of the nominees.

NAME	DIRECTOR SINCE	PRINCIPAL OCCUPATION	INDEPENDENT
Barbara A. Boigegrain	2022	Former Chief Executive Officer & General Secretary, Wespath Benefits and Investments	✓
Thomas L. Brown	2022	Former Senior Vice President & Chief Financial Officer, RLI Corp. (NYSE); former partner, PricewaterhouseCoopers LLP	✓
Kathryn J. Hayley	2022	Chief Executive Officer, Rosewood Advisory Services, LLC; former Executive Vice President, UnitedHealthcare, a subsidiary of UnitedHealth Group, Inc. (NYSE)	✓
Peter J. Henseler	2022	Former Chairman, TOMY International	✓
Daniel S. Hermann	2020	Founding partner, Lechwe Holdings LLC; former Chief Executive Officer, AmeriQual Group, LLC	✓
Ryan C. Kitchell	2018	Former Executive Vice President, Chief Administrative Officer & Chief Financial Officer, Indiana University Health	✓
Daniel C. Reardon	2025	Co-Chief Executive Officer & Trustee, Otto Bremer Trust	✓
James C. Ryan, III	2019	Chairman & Chief Executive Officer, Old National Bancorp	–
Thomas E. Salmon	2018	Former Chairman & Chief Executive Officer, Berry Global Group, Inc. (NYSE)	✓
Michael J. Small	2022	Chairman, Kognitive Networks, Inc.; former President and Chief Executive Officer of GoGo, Inc. (Nasdaq)	✓
Derrick J. Stewart	2015	Executive Vice President and Chief Operating Officer, YMCA Retirement Fund	✓
Katherine E. White	2015	Professor of Law, Wayne State University Law School; Retired Brigadier General, U.S. Army National Guard	✓

ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION
(SEE PAGE 73)

We are asking shareholders to approve, on an advisory (non-binding) basis, a resolution regarding the compensation paid in 2025 to our named executive officers, as disclosed in this Proxy Statement.

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(SEE PAGE 75)

We are asking shareholders to ratify, on an advisory (non-binding) basis, the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026.

APPROVAL OF THE COMPANY'S 2026 EQUITY COMPENSATION PLAN
(SEE PAGE 79 and Appendix 1)

We are asking shareholders to approve the adoption of the Company's 2026 Equity Compensation Plan.

Proxy Statement

ABOUT OLD NATIONAL

Our Business

Old National Bancorp is the holding company for Old National Bank. We are the sixth largest banking company by asset size headquartered in the Midwest and rank among the top 25 banking companies based in the United States, with total assets of approximately $72 billion and $37 billion of assets under management as of December 31, 2025.

Tracing our roots to 1834, we currently operate 346 banking centers located primarily throughout the Midwest and Southeast regions of the United States, including Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, North Carolina, North Dakota, Tennessee and Wisconsin. In addition, we maintain wealth management/investment advisory offices in these states, as well as in Naples (Florida), Scottsdale (Arizona) and St. Louis. In Cleveland, Kansas City and St. Louis, we also maintain commercial banking offices. We have operations in six of the largest metropolitan areas in the Midwest. Our wealth management and investment advisory services are provided principally through our 1834 division of Old National Bank.

Since our founding, we have focused on relationship banking by building long-term, highly valued partnerships with our clients and the communities we serve. We provide extensive commercial, consumer and real estate lending and depository, wealth management, investment advisory, trust, private banking, capital markets and other banking services.

We have acquired over 50 financial institutions and other financial services businesses since forming our holding company in 1982. We consider possible mergers and acquisitions based on a disciplined evaluation process that includes financial, strategic and cultural alignment with the Company. We expect that future mergers and acquisitions will be consistent with this process and our core strategy of focusing on community banking, client relationships and consistent strong earnings.

Bremer Bank

On May 1, 2025, we completed our partnership with Bremer and its wholly-owned subsidiary, Bremer Bank, headquartered in St. Paul, Minnesota, which we announced on November 25, 2024. This partnership added 70 banking centers located in Minnesota, North Dakota and Wisconsin. At the closing of this partnership, Bremer had total assets of approximately $16.3 billion, total deposits of $12.9 billion, total loans of $11.1 billion and total assets under management of $8.3 billion.

Better Together

Better Together describes both our culture and our team-focused commitment to our clients and communities, which helps drive our continued success.

Strategic benefits of *Better Together* include:

- **Top-tier commercial and community bank.** We operate a bank with broad commercial and consumer product and service offerings within our Midwest and Southeast U.S. footprint. This allows us to serve existing clients, as well as new and larger clients across our markets.

- **Financial benefits to shareholders.** We were able to deliver strong financial performance, including record performance for several key metrics, and value creation for our shareholders in 2025, which positions us well for 2026 and beyond (see page 7 for a summary of our 2025 financial performance).

- **Strong market position.** With our size, banking operations in six of the largest Midwestern metropolitan areas, a recognized brand, strong commercial banking capabilities, a robust retail footprint and a significant wealth management platform, we have a market presence that allows us to compete effectively, attract and retain top talent and deliver superior financial performance.

- **Emphasis on corporate culture.** We are intentional about sustaining our strong culture of collaboration, trust, inclusiveness and belonging to empower our team members to thrive and succeed.

- **Team member focus.** Through meaningful career and leadership development opportunities, workplace recognitions and an ongoing commitment to corporate culture, we successfully attract, retain and engage top talent that drives our continued success. Several of our workplace recognitions are discussed on page 8.

- **Community engagement.** We continue to build on our longstanding history of service and strengthening our communities by championing local initiatives and driving positive changes throughout our markets.

- **Technology capabilities.** Through scale and profitability, combined with deep technology and data expertise, we are accelerating our digital transformation, responsibly deploying artificial intelligence capabilities and continuing to invest in innovative commercial, consumer and wealth management products and services.

Our Mission, Vision and Values

Our culture is shaped by a clear set of core values, and we operate our business with uncompromised integrity and the highest level of ethics. As part of our *Better Together* mindset, we maintain our Mission, Vision and Values to reflect where we are today as a premier, mid-sized bank and our aspirations for the future.

- **Our Purpose (Mission).** With deep roots as a trusted partner, we invest our time, heart and expertise so that our clients and communities thrive.

- **Our Why (Vision).** To be the bank of choice that helps our clients fulfill their dreams, passionately supports our communities and invests in the growth and development of our team members.

- **Who We Are (Values).** The culture of Old National is rooted in our six core values. These values strengthen us and the fabric of the communities we serve, distinguish our team members as our greatest asset and allow us to deliver a consistent, convenient and customized experience for every client.

  - *Integrity* – we are trusted, authentic and ethical

  - *Collaboration* – we genuinely believe we are *Better Together*

  - *Excellence* – we consistently deliver our best

  - *Optimism* – we embrace a spirit of possibilities

  - *Inclusion* – we courageously embrace our differences

  - *Agility* – we are resourceful and innovative

Our Corporate Strategy

Old National's principal strategic objective is to be a top performing bank that is a primary, trusted partner to our clients in the communities we serve, and a highly respected, highly valued employer that continually empowers our team members to grow, develop and succeed.


Execute with Relentless Focus and Win in our Key Markets
Quality, Low-Cost Deposit Base
Granular & Diversified Loan Portfolio
Drive Long-Term Shareholder Value
Proven Acquirer
Strong Credit Culture
Diversified Revenue Streams

2025 Highlights

2025 was a successful year for Old National, with record performance for several key metrics. Selected highlights from 2025 (and early 2026 for our outstanding Community Reinvestment Act rating) are below.

Record Adjusted EPS*	**Record Adjusted Net Income***	**Record Adjusted Efficiency Ratio***
$2.21	**$809 million**	**48.8%** Top decile of KRX Index

Adjusted Return on Average Tangible Common Equity*	**Adjusted Return on Average Assets***	**3-year Total Shareholder Return (2023-2025)**
18.6% Top decile of KRX Index	**1.26%**	**39.4%** Top quartile of KRX Index

Continued Growth of Tangible Book Value	**Continued Strong Capital Position Following Bremer Partnership**	**Total Loan Growth (YOY) (excluding Bremer partnership)**
15% year-over-year (YOY) Top quartile of KRX Index	**Total capital to risk-weighted assets = 12.85%** **Tier 1 capital to risk-weighted assets = 11.53%**	**5.1%**

Total Deposit Growth (YOY) (excluding Bremer partnership)	**Peer Leading, Granular and Long-Tenured Deposit Base**	**Net Loan Charge-Offs****
4.9%	**Average deposit size is ~$36,000** **75% of core deposits have a tenure of greater than 5 years**	**0.19%** Solid and consistent credit quality and discipline

Continued Commitment to our Team Members	**Longstanding Dedication to the Communities We Serve**	**Outstanding Community Reinvestment Act (CRA) Rating from the Office of the Comptroller of the Currency**
See page 8	**See page 9**	**See page 9**

Includes adjusted, non-GAAP financial measures that exclude certain items, such as merger-related charges associated with completed and pending acquisitions, CECL Day 1 non-PCD provision expense, pension plan gain, reduction to previously accrued FDIC special assessment and net securities losses. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS: $1.79; Net Income: $653 million; Efficiency Ratio: 55.1%; ROATCE: 15.3%; ROAA: 1.02%. Reference is made to the non-GAAP reconciliation included in the Company's January 21, 2026 press release reporting its financial results for its 2025 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 21, 2026.

**Excludes PCD loans*

Proxy Statement

Commitment to Excellence and Valuing our Team Members

Old National's culture and commitment to excellence are among the pillars of our success and support the emphasis we place on our team members. We invest in the growth and development of our team members and recognize that they are differentiators that allow us to execute our corporate strategy and passionately support our communities. Several of our workplace awards that we received in 2025 reflect the value and success of this approach.

WORKPLACE RECOGNITIONS

 



- **Points of Light – *The Civic 50:*** Recognizing Old National for the 2nd consecutive year in 2025 as one of the 50 most community-minded companies in the U.S., the Civic 50 award is based on strong employee volunteering, community investment and social impact programs.

- **Military Friendly Employer:** Recognizes a commitment to recruiting, retaining and advancing veterans and military-connected team members.

- **Bauer Financial:** Rated a 5-Star (Superior) for financial strength and stability, which is Bauer's highest rating.

COMMITMENT TO OUR COMMUNITIES

Volunteer Hours, Grants and Sponsorships

At the center of our culture and strategy is the belief that we are only as strong as the communities we serve. Old National is committed to serving as a cornerstone of our local communities and maintaining transparency in our corporate governance practices. We also aim to strengthen the communities we serve through team member volunteer activities and corporate philanthropy.

Even with our significant growth over the past decade, we remain true to our roots and maintain our dedication to being a community bank with team members who are active members of the cities and towns they call home – in short, we are a mid-sized bank with a community bank DNA. Old National team members consistently strive to make a positive difference in the communities we serve and actively share their talents through volunteer activities in education, economic development, human and health services and community reinvestment. For example, in 2025:

- Our team members donated more than 67,000 volunteer hours; and

- Old National and its Foundation made grants and sponsorships of $13.6 million benefitting nearly 2,100 organizations serving our communities

Outstanding Rating under Community Reinvestment Act

The Company's principal subsidiary, Old National Bank, earned an Outstanding rating under the federal Community Reinvestment Act ("CRA") from the Office of the Comptroller of the Currency ("OCC") for the most recent CRA performance evaluation period. This represents the highest rating under the CRA.

CRA evaluations by the OCC are rigorous assessments of how well banks like Old National meet the credit, investment and service needs of the communities we serve, with particular emphasis on low-to-moderate income individuals and neighborhoods. This Outstanding rating reflects the dedication and collaboration of teams across Old National who are committed to serving and strengthening the communities we serve.

Community Growth Plan

In 2022, we announced our $8.3 billion Community Growth Plan that builds on our long-standing commitment to community development initiatives. In 2024, we announced an increase of approximately $1.2 billion to our Community Growth Plan that expanded this support throughout our Southeast footprint. In May 2025, we announced an additional $1.6 billion increase to our commitments under our Community Growth Plan in connection with our partnership with Bremer Bank, which expands our support of the communities in which Bremer Bank previously operated.

Community Initiatives

Our 2025 Community Action Report, which is targeted to be available on our website in April 2026, summarizes the Company's and our team members' commitment to our communities, as well as numerous awards and recognitions.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement relates to our Annual Meeting to be held on May 13, 2026, at 10:00 a.m., Central Time. The Annual Meeting will be held in a virtual-only meeting format in order to facilitate shareholder attendance and participation by enabling shareholders to participate from any location at no cost. As such, you will not be able to attend the Annual Meeting in person at a physical location. This Proxy Statement and the Proxy Card are being furnished by the Company in connection with a solicitation of proxies by our Board of Directors.

We are pleased to take advantage of the SEC rule that permits companies to furnish proxy materials to shareholders over the Internet at *www.oldnational.com/Proxy*, and those proxy materials will be available by April 2, 2026. Beginning on or about April 2, 2026, we will send to most of our shareholders, by email or U.S. mail, a Notice and Access Card for our Annual Meeting containing instructions on how to access the proxy materials over the Internet and vote online. This method offers a convenient, cost-effective and environmentally friendly way for shareholders to review the materials relating to the Annual Meeting and vote.

The Notice and Access Card is not a Proxy Card and cannot be used to vote at our Annual Meeting. If you receive a Notice and Access Card and would like to receive paper copies of the Annual Meeting proxy materials, please follow the instructions in the Notice and Access Card, and the proxy materials will be mailed to you. Shareholders who do not receive the Notice and Access Card for the shareholder meeting will continue to receive a paper copy of our proxy materials, including a Proxy Card.

A list of shareholders entitled to vote at the Annual Meeting will be available for inspection, upon written request of any shareholder of record as of the Record Date, at our principal office beginning five business days prior to the Annual Meeting and will be accessible during the Annual Meeting at *www.virtualshareholdermeeting.com/ONB2026*.

Important Notice Regarding the Availability of Proxy Materials

A copy of the Company's 2025 annual report to shareholders accompanies this Proxy Statement. The Notice of Annual Meeting, this Proxy Statement and our 2025 annual report to shareholders also are available at *www.oldnational.com/Proxy*. If you would like to receive, without charge, a paper copy of our 2025 annual report, please contact our Corporate Secretary at Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718.

Who can attend the Annual Meeting?

Only shareholders of the Company of record as of the Record Date of March 20, 2026 and guests of the Company may virtually attend the Annual Meeting.

Who may vote at the Annual Meeting?

The Notice of Annual Meeting, this Proxy Statement and our 2025 annual report to shareholders are provided to holders of the Company's common stock who were shareholders of record on the Record Date. Only holders of the Company's common stock of record on the Record Date are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, 386,315,186 shares of common stock of the Company were outstanding.

To the knowledge of the Company, no person or firm, other than Otto Bremer Trust, BlackRock, Inc. and FMR LLC, beneficially owned more than 5% of the outstanding common stock of the Company as of the

Record Date. As of the Record Date, no individual director, director nominee or officer beneficially owned more than 5% of the outstanding shares of common stock of the Company. Daniel C. Reardon, who is a current director of the Company and a nominee for election as a director at the Annual Meeting, is the co-CEO and a trustee of Otto Bremer Trust.

How do I attend the Annual Meeting?

Our Annual Meeting will take place via a webcast at *www.virtualshareholdermeeting.com/ONB2026*. You will not be able to attend the Annual Meeting in person at a physical location. If you are a registered shareholder as of the Record Date, you may attend the Annual Meeting by visiting the virtual meeting website and entering the 16-digit control number that is printed on your Notice and Access Card or Proxy Card. You may log in beginning at 9:45 a.m., Central Time, on May 13, 2026. The Annual Meeting will begin promptly at 10:00 a.m., Central Time.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your shares will be represented, and your vote counted, at the Annual Meeting.

How do I submit questions during the Annual Meeting?

Shareholders will be able to submit questions upon accessing the virtual meeting until the conclusion of the meeting by typing the question into the "Ask a Question" field and then clicking "Submit." During the meeting, we will answer questions that comply with the meeting rules of conduct, subject to time constraints. If we receive substantially similar questions, we may group these questions together. Questions and answers relevant to meeting matters that we do not have time to answer during the Annual Meeting will be posted to our website following the meeting.

Where will the Rules of Conduct for the Annual Meeting be available?

We will post the meeting rules of conduct at *www.virtualshareholdermeeting.com/ONB2026*.

What can I do if I need technical assistance during the Annual Meeting?

If you encounter any difficulties accessing the Annual Meeting during either the check-in process or the meeting, please call the technical support number that will be posted on the Annual Meeting log-in page.

What are the Voting and Proxy Procedures for the Annual Meeting?

Each share of the Company's outstanding common stock on the Record Date will be entitled to one vote at the Annual Meeting. If you receive a Notice and Access Card by email or U.S. mail, you will not receive a printed copy of the Proxy Statement or our 2025 annual report to shareholders, unless you request the materials by following the instructions included in the Notice and Access Card.

If your shares are registered in your name, you may vote your shares via the Internet (at *www.ProxyVote.com*), by telephone (1-800-690-6903) or, if you receive printed copies of the proxy materials, by completing, signing, dating and returning your Proxy Card by U.S. mail in the postage-paid envelope provided. Simply follow the instructions on the Notice and Access Card or Proxy Card you receive to vote prior to the applicable deadline for the Annual Meeting that is shown on the Notice and Access Card or Proxy Card. If your shares are registered in your name, you also may vote online during the virtual Annual Meeting by accessing and following the voting instructions at *www.virtualshareholdermeeting.com/ONB2026*.

Proxy Statement

If your shares are held in "street name" through a broker, bank, trustee or other nominee, please follow the instructions provided by your broker, bank, trustee or other nominee on the voting instruction form or Notice and Access Card in order to vote your shares via the Internet, or by signing, dating and returning the voting instruction form provided by your broker, bank, trustee or other nominee. In this circumstance, you are a shareholder whose shares are held in "street name" and your broker is considered the shareholder of record. We refer to brokers, banks, trustees and other nominees that hold shares on behalf of others in this Proxy Statement collectively as "brokers."

Shares of the Company's common stock for which instructions are received will be voted in accordance with the shareholder's instructions. If you use your Proxy Card, the Internet or telephonic voting, but do not specify how you desire to vote your shares, the designated proxies will vote your shares in accordance with the recommendations of our Board of Directors on Items 1-4 and in the judgment of the designated proxies as to any other business that may properly come before the Annual Meeting and any adjournment or postponement thereof.

What are the Quorum Requirements for the Annual Meeting?

Holders of a majority of the outstanding shares of the Company's common stock entitled to vote at the Annual Meeting must be present, either in attendance virtually or represented by proxy, to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. Once a share is represented for any purpose at the Annual Meeting, it is deemed present for quorum purposes for the remainder of the Annual Meeting and for any adjournment, unless a new record date is set for an adjourned meeting.

Can I change my vote after I return my Proxy Card or after voting on the internet or telephonically?

If you are a shareholder whose shares are registered in your name, you may change your vote through one of the following methods:

- Voting electronically via the Internet (*at www.ProxyVote.com*) or by telephone (1-800-690-6903), after the date of your earlier-submitted Proxy Card and before the applicable voting deadline shown on your Proxy Card.

- Voting electronically during the Annual Meeting through the virtual meeting site at *www.virtualshareholdermeeting.com/ONB2026* prior to the taking of the vote at the Annual Meeting, by following the online instructions for such voting. Your virtual attendance at the Annual Meeting will not automatically revoke your earlier proxy unless you properly vote at the Annual Meeting.

- Completing, signing, dating and returning a later-dated Proxy Card to the Company's Corporate Secretary at Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718, provided that the later-dated Proxy Card is received by the Company before the applicable voting deadline shown on your Proxy Card.

- Sending written notice of revocation to the Company's Corporate Secretary at Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718, provided that the notice is received by the Company prior to the applicable voting deadline shown on your Proxy Card.

No later-dated Proxy Card or notice of revocation will be effective unless received by the Company's Corporate Secretary before the Annual Meeting and prior to the applicable voting deadline. Shareholders of record as of the Record Date may obtain an additional Proxy Card by contacting the Company's Corporate Secretary at the above address.

If you hold your shares in "street name" through a broker, you may revoke your voting instruction form by following the instructions provided by your broker that holds shares on your behalf.

How many votes are needed to have each of the proposals pass?

Election of Directors. Old National is an Indiana corporation and, under Indiana law, directors are elected by a plurality vote unless provided otherwise. A plurality vote means that nominees who receive the greatest number of votes cast by shareholders entitled to vote in the election of directors will be elected, even if such amount is less than a majority of the votes cast at the Annual Meeting.

Our Board of Directors has adopted a corporate governance policy regarding director elections that is contained in our Corporate Governance Guidelines (available on our website at *www.oldnational.com* under the Investor Relations/Governance link). The policy provides that in an uncontested election, any nominee for director who receives a greater number of votes "withheld" for his or her election than votes "for" such election will tender his or her resignation as a director promptly following the certification of the shareholder vote. The Company's Nominating and Corporate Governance Committee, without participation by any director so tendering his or her resignation, will consider the resignation offer and recommend to the Board whether to accept it. The Board, without participation by any director so tendering his or her resignation, will act on the Nominating and Corporate Governance Committee's recommendation no later than 90 days following the date of the Annual Meeting at which the election occurred. If the Board decides to accept the director's resignation, the Nominating and Corporate Governance Committee will recommend to the Board whether the Board should fill the resulting vacancy or reduce the size of the Board. We will promptly disclose the Board's decision and the reasons for the decision in a press release that also will be filed with the SEC in a Current Report on Form 8-K.

Shareholders do not have cumulative voting rights in the election of directors.

Approval of a Non-Binding Advisory Proposal on Executive Compensation. The advisory proposal on executive compensation will be approved if a greater number of votes are cast "for" the proposal than "against" the proposal. Because the vote is advisory, it will not be binding on the Company or the Board. Our Compensation Committee and our Board will take the vote results on this proposal into consideration when making future decisions regarding executive compensation.

Ratification of the Appointment of the Independent Registered Public Accounting Firm. The proposal to ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2026 will be approved if a greater number of votes are cast "for" the proposal than "against" the proposal.

Approval of the Company's 2026 Equity Compensation Plan. The 2026 Equity Compensation Plan will be approved if a greater number of votes are cast "for" the proposal than "against" the proposal.

The foregoing vote outcomes assume that a quorum is present at the Annual Meeting.

How are abstentions and broker non-votes treated for voting purposes?

An abstention occurs when a shareholder has returned a Proxy Card with an "abstain" instruction or attends the Annual Meeting and affirmatively abstains from voting. Abstentions will have no effect on any proposals to be voted on at the Annual Meeting.

A "broker non-vote" occurs when, with respect to shares held in "street name," a broker is not permitted to vote on a non-routine matter without instructions from the beneficial owner of the shares and the

Proxy Statement

beneficial owner fails to provide the broker with such instructions. If your shares are held in "street name," you must instruct your broker on how to vote your shares by following the instructions provided by your broker. If you do not give your broker voting instructions, your broker will have discretion to vote your shares only for routine matters.

It is expected that the proposal to ratify the appointment of the independent registered public accounting firm will be the only routine matter to be voted on at the Annual Meeting. For the election of directors and the proposals relating to executive compensation and the 2026 Equity Compensation Plan to be voted on at the Annual Meeting, the votes associated with shares held in "street name" for which you do not give your broker voting instructions will be considered "broker non-votes," which means your broker will not have discretion to vote your shares on those matters. Broker non-votes will not affect the outcome of the election of directors, the advisory vote on executive compensation or the approval of the 2026 Executive Compensation Plan. The proposal to ratify the appointment of our auditors is considered a routine matter and, therefore, if your shares are held in street name and you do not instruct your broker how to vote, your broker will have discretion to vote your shares on this matter.

What is "householding"?

We have adopted a procedure called "householding." Under this procedure, a single copy of this Proxy Statement and our 2025 annual report to shareholders will be sent to any household at which two or more shareholders reside if they appear to be members of the same family, unless we have received other instructions from one of the shareholders at that address that such shareholder wishes to receive an individual copy. This procedure reduces our printing and mailing costs.

Shareholders who participate in householding will continue to receive separate Proxy Cards or separate Notice and Access Cards.

If your household received a single Proxy Statement and 2025 annual report to shareholders this year, but you would prefer to receive your own copy, please contact the Broadridge Householding Department, by calling their toll-free number (1-866-540-7095) or by writing to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. You will be removed from the householding program within 30 days after receipt of your instructions, at which time you will then be sent separate copies of the proxy materials.

Shareholders sharing an address who are receiving multiple copies of the Proxy Statement, Proxy Card and annual report to shareholders may request a single copy by contacting the Company's Stock Transfer Agent, Continental Stock Transfer & Trust Company, at 1-800-677-1749, or by writing to Continental at One State Street, New York, New York 10004-1561 or emailing Continental at *cstmail@continentalstock.com*. Shareholders must provide the account numbers associated with the shared address.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your broker to request information about their householding procedures.

How are shares held in Company benefit plans treated?

Participants in our 401(k) Plan, First Midwest Bancorp, Inc. Nonqualified Retirement Plan, First Midwest Bancorp, Inc. Nonqualified Deferred Compensation Plan for Nonemployee Directors, First Midwest Bancorp, Inc. Stock Option Gain Deferral Plan and Bremer Financial Corporation Employee Stock Ownership Plan will receive correspondence from Broadridge describing how to access the proxy materials for the Annual Meeting and vote your shares held in those plans.

The trustees under these plans will vote the shares held for the account of each participant in accordance with the instructions received from the participant. If the trustees do not receive voting instructions by the deadline they specify, the trustees will vote the shares proportionally in the same manner as those shares for which instructions were received. Because the participants are the beneficial owners and not the record owners of the related shares, the participants may not vote these shares directly at the Annual Meeting – only the trustees may do so. Individual voting instructions to the plan trustees will be kept confidential and will not be disclosed to any directors, officers or employees of the Company.

How do I designate my proxy to vote at the Annual Meeting?

A Proxy is your direction to another person to vote your shares. By completing, dating, signing and returning your Proxy Card, or by voting via the internet or by telephone, you are directing the proxies named in the Proxy Card to vote in accordance with your instructions. To be valid, your vote by Proxy Card, internet or telephone must be received by the deadline specified on the Proxy Card. Whether or not you plan to attend the Annual Meeting, we urge you to vote by Proxy Card, Internet or telephone in advance of the virtual meeting.

Who will pay for the costs involved in the solicitation of proxies?

The Company will pay all costs of the solicitation of proxies for our Annual Meeting, as well as all costs of preparing, assembling, printing and distributing the proxy materials for the meeting. In addition to solicitations by mail, directors and officers of the Company and its subsidiaries may solicit proxies personally, by telephone, fax, electronic mail or internet or in person. Our directors and officers will receive no additional compensation for the solicitation of proxies. The Company may retain the services of a proxy solicitation firm to assist with the solicitation of proxies. The Company will pay all of the fees and any other costs and expenses incurred in connection with retaining any such firm, which expenses are expected to be nominal.

We have requested that brokers, banks, trustees or other nominees forward proxy-soliciting materials for the Annual Meeting to the beneficial owners of our common stock.

Other matters related to the Annual Meeting

Only matters brought before the Annual Meeting in accordance with the Company's By-Laws will be considered. Other than the matters described in the Notice of Annual Meeting accompanying this Proxy Statement, the Company does not know of any other matters that will be presented at the Annual Meeting. However, if any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, the designated proxies will vote in accordance with their judgment.

Should any nominee for director become unable or unwilling to accept nomination or election, the designated proxies intend to vote for the election of another person if recommended by the Nominating and Corporate Governance Committee and nominated by the Board. The Company has no reason to believe that any of the nominees will be unable or unwilling to serve if elected.

Proxy Statement

CORPORATE GOVERNANCE AT OLD NATIONAL

OUR BOARD OF DIRECTORS IS COMMITTED TO MAINTAINING STRONG CORPORATE GOVERNANCE PRACTICES.

For additional information about our corporate governance practices, you may view the following documents on our website at *www.oldnational.com* under the Investor Relations/ Governance link. These documents also are available to any interested party who requests them by writing to: Corporate Secretary, Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718.

- Corporate Governance Guidelines
- Code of Business Conduct and Ethics (applicable to all directors, officers and team members)
- Code of Ethics for CEO and Senior Financial Officers
- Audit Committee Charter
- Enterprise Risk Committee Charter
- Executive Committee Charter
- Nominating and Corporate Governance Committee Charter
- Talent Development and Compensation Committee Charter

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines and committee charters describe various aspects of our corporate governance practices. The Corporate Governance Guidelines and charters are intended to ensure that our Board of Directors has certain practices in place relating to oversight of management and various components of our business and to ensure Board decision making is independent of management.

Code of Business Conduct and Ethics

We have adopted a comprehensive Code of Business Conduct and Ethics, which applies to all of our directors, officers and team members, as well as a Code of Ethics for CEO and Senior Financial Officers, which applies to our CEO and senior financial officers. Annually, all directors, officers and team members are required to certify that they have reviewed and are in compliance with the Code of Business Conduct and Ethics. Similarly, our CEO and senior financial officers must certify annually that they have reviewed and are in compliance with our Code of Ethics for CEO and Senior Financial Officers.

Our Code of Business Conduct and Ethics meets the requirements of a "code of ethics" as defined by applicable SEC rules and also meets the requirements of a "code of conduct" under applicable Nasdaq rules. Waivers of the Code of Business Conduct and Ethics for directors or executive officers must be approved by our Board of Directors. Waivers of the Code of Ethics for CEO and Senior Financial Officers also must be approved by our Board of Directors.

Director Independence

Following a recommendation from our Nominating and Corporate Governance Committee, our Board of Directors determines annually the independence of all non-employee directors in accordance with the independence requirements of our Corporate Governance Guidelines and the applicable Nasdaq listing requirements. Accordingly, each year, the Board affirmatively determines whether each non-employee director has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company.

In connection with this determination, each non-employee director is required to complete an annual questionnaire that provides information about any relationship that might affect a determination of independence. Management then provides the Nominating and Corporate Governance Committee and the Board of Directors with relevant information about any relationship bearing on the independence of a director or nominee that is outside the categories permitted under the applicable Nasdaq listing requirements.

Based on this process, the Board affirmatively determined that each of the directors nominated for election at the Annual Meeting is independent under the applicable Nasdaq listing requirements, with the exception of Mr. Ryan, our Chairman and CEO, who is an employee of the Company. In addition, the Board of Directors determined that:

- Each member of the Audit Committee is financially literate and has accounting or related financial management expertise (as such qualifications are defined under applicable Nasdaq rules).

- Thomas L. Brown, Michael J. Small and Stephen C. Van Arsdell (through Mr. Van Arsdell's retirement from the Board of Directors and the Audit Committee at the Annual Meeting) are "audit committee financial experts" within the meaning of the rules and regulations of the SEC.

- Each member of the Compensation Committee is a "non-employee director" within the meaning of Rule 16b-3 of the Securities Exchange Act.

Board Leadership Structure

Each member of our Board of Directors is elected by our shareholders, and the Board selects our Executive Leadership Team, which is the executive management team charged with the conduct of the Company's business. Having selected the Executive Leadership Team, the Board acts as an advisor to management and ultimately monitors their performance. The Board has responsibility for general oversight of the business and affairs of the Company and, in exercising this responsibility, receives information from management about the Company's business, performance and risks. This involvement enables the Board to exercise its decision-making authority on appropriate matters of importance to the Company and to provide guidance to management in formulating and developing the Company's business plans. The Board of Directors approves the Company's strategic plan and its annual operating plan and budget. Acting as a full Board and through the Board's five standing committees, the Board of Directors regularly reviews the Company's progress against its strategic plan and annual operating plan and budget, as well as monitors risks and areas of strategic importance to, the Company.

Lead Independent Director

The Company's Corporate Governance Guidelines require that the Company have a Lead Independent Director when the Chairman and CEO positions are held by the same person or if both positions are

Proxy Statement

held by insiders. Mr. Ryan is our Chairman and CEO, and our Lead Independent Director is Daniel S. Hermann. The Lead Independent Director's duties and responsibilities are set forth in our Corporate Governance Guidelines and include, among other responsibilities, presiding at all meetings of the Board at which the Chairman is not present; leading sessions (no less frequently than quarterly) of the independent directors of the Board; consulting and meeting with any or all independent directors as needed; advising on the scope, quality and timeliness of information sent to the Board; leading the Board's annual self-assessment process; mentoring and counseling new members of the Board to assist them in becoming active and effective directors; leading the Board in the annual evaluation of the CEO's performance; serving as interim Chairman of the Board in the event of the death, incapacitation or any other reason that the current Chairman is not serving as the Chairman of the Board; and performing such other duties and responsibilities as may be delegated to the Lead Independent Director by the Board from time to time.

Board and Committee Meetings

During 2025, our Board of Directors held four quarterly meetings. Each director attended at least 75% of the meetings of the Board and the meetings of the committees on which he or she served in 2025. Thirteen of our 16 directors had 100% attendance records in 2025. The remaining three directors attended 88-95% of the Board and respective committee meetings.

The Board holds executive sessions without management present at each of its meetings. The Board's committees (other than the Executive Committee, which meets on an as-needed basis) hold executive sessions as needed, with the committees having between one and three executive sessions each year in connection with their regular meetings.

The Company has not established a formal policy regarding director attendance at its annual meetings of shareholders, but it encourages all directors to attend our Annual Meeting. All of our directors attended our Annual Meeting in 2025.

Committees of our Board

The Board currently has the following five standing committees: Audit, Enterprise Risk, Executive, Nominating and Corporate Governance, and Talent Development and Compensation.

Each committee maintains a charter that includes information regarding the committee's composition, purpose, duties and responsibilities. The committee charters are reviewed annually by each committee and our Board of Directors. The charters are available on our website at *www.oldnational.com* under the *Investor Relations/Governance* link. The number of meetings held in 2025, the current chair, vice chair and membership as of the date of this Proxy Statement and the key responsibilities for each committee are set forth below.

Audit Committee

Committee Members	Key Responsibilities	# of Meetings in 2025
Stephen C. Van Arsdell (Chair)* Thomas L. Brown (Vice Chair) Barbara A. Boigegrain Kathryn J. Hayley Peter J. Henseler Daniel C. Reardon Michael J. Small Katherine E. White	– Oversees the integrity of the Company's financial statements and its financial reporting process – Appoints and reviews the independence, qualifications and performance of the Company's independent registered public accounting firm – Oversees the scope and results of the independent registered public accounting firm's audits and other services, if any – Oversees the Company's system of internal control over financial reporting – Oversees the Company's internal audit function – Reviews the Company's actions in response to any matters raised by the independent registered public accounting firm or internal auditors – Reviews the Company's compliance with legal and regulatory requirements in relation to financial reporting – Is responsible for the preparation of a report required by the SEC to be included in this Proxy Statement	8

Enterprise Risk Committee

Committee Members	Key Responsibilities	# of Meetings in 2025
Thomas L. Brown (Chair) Thomas E. Salmon (Vice Chair) Peter J. Henseler Ryan C. Kitchell Ellen A. Rudnick* Michael J. Small Derrick J. Stewart Katherine E. White	– Monitors the Company's key enterprise risk categories: credit; information security and technology (including artificial intelligence); liquidity; market; operational; regulatory, legal and compliance; strategic; and talent management – Discusses with management the results of regulatory examinations – Oversees management with respect to the Company's enterprise risk management framework and risk appetite statement, as well as certain policies and procedures relating to risk – Reviews reports from management relating to the Company's credit controls and loan review processes – Discusses with management the Company's allowance for credit losses and loan review activities – Reviews reports from management relating to the Company's market and liquidity position – Monitors the Company's information technology and information security/cyber risks	4

Proxy Statement

Proxy Statement

Executive Committee

Committee Members	Key Responsibilities	# of Meetings in 2025
James C. Ryan, III (Chair) Daniel S. Hermann (Vice Chair) Thomas L. Brown Kathryn J. Hayley Ellen A. Rudnick* Thomas E. Salmon Rebecca S. Skillman* Stephen C. Van Arsdell*	– Recommends to the Board the Company's annual operating plan/budget and multi-year strategic plan – Provides guidance to management on strategic direction of the Company and other corporate or operational matters – Review reports from management on stock performance of the Company – Discusses corporate development and other acquisition opportunities with management – Discusses the Company's capital plan with management – Performs such other responsibilities as the Board of Directors may determine **The Executive Committee's key responsibilities were overseen by the full Board of Directors in 2025.*	Did not meet in 2025 – Committee meets on as-needed basis**

Nominating and Corporate Governance Committee

Committee Members	Key Responsibilities	# of Meetings in 2025
Daniel S. Hermann (Chair) Ryan C. Kitchell (Vice Chair) Barbara A. Boigegrain Austin M. Ramirez* Ellen A. Rudnick* Rebecca S. Skillman* Derrick J. Stewart Stephen C. Van Arsdell* Katherine E. White	– Annually recommends to the Board the slate of director nominees to stand for election at our annual meeting of shareholders and assesses the independence of directors – Reviews with the Board, on an annual basis, the size, qualifications, skills and characteristics of Board members as well as the composition of the Board as a whole – Recruits, as needed, new directors for the Board – Oversees the annual self-assessment of the Board and each of its committees – Oversees the annual performance evaluation of, and succession planning for, the CEO – Reviews and approves the Corporate Governance Guidelines, Insider Trading Policy and Related Party Transaction Policy – Reviews and approves the Company's stock ownership guidelines – Reviews and approves any changes to our Articles of Incorporation or By-Laws – Discusses shareholder engagement activities with institutional shareholders of the Company with management	4

Talent Development and Compensation Committee

Committee Members	Key Responsibilities	# of Meetings in 2025
Kathryn J. Hayley (Chair)	– Annually reviews, approves and recommends to the Board for approval the compensation of the CEO and other executive officers who report directly to the CEO	4
Peter J. Henseler (Vice Chair)	– Annually reviews the compensation of other executive officers who do not report directly to the CEO	
Barbara A. Boigegrain	– Establishes performance metrics and goals under the Company's short-term and long-term compensation programs applicable to executive officers of the Company and certifies performance under these plans	
Daniel S. Hermann		
Ryan C. Kitchell		
Austin M. Ramirez*	– Evaluates the Company's employee compensation and benefit programs as well as the competitiveness of those programs	
Thomas E. Salmon		
Rebecca S. Skillman*	– Reviews annual compensation risk assessment of the Company's Chief Risk Officer	
	– Oversees succession planning of our executive officers (other than the CEO)	
	– Advises the Board regarding the talent development and succession management of key executives of the Company	
	– Approves the peer group of the Company used for comparative purposes for the directors and executive officers of the Company and for certain corporate performance	
	– Establishes the terms of the Employee Stock Purchase Plan	

*Denotes directors who will be retiring from the Board of Directors (including each of the Board's committees) as of the upcoming Annual Meeting. For additional information relating to these director retirements, please see the discussions below under Succession Planning and Talent Development – Upcoming Director Retirements and Item 1, Election of Directors – Upcoming Director Retirements and Reduction in Board Size.

Board's Role in Risk Oversight

Overview

Risk is inherent in every business and particularly for regulated financial institutions. We organized our risk profile and enterprise risk management framework into the following risk categories: credit; information security and technology (including artificial intelligence); liquidity; market; operational; regulatory, legal and compliance; strategic; and talent management. We do not view risk in isolation but rather consider risk as part of our ongoing consideration of business strategy and decisions. We also are mindful that risk oversight is not about eliminating all risks, but rather identifying, quantifying, accepting, managing and monitoring risks at appropriate levels to achieve customer needs and business objectives in a prudent manner, and without encouraging management to take unnecessary risks.

The entire Board is involved in overseeing risk associated with the Company and its business. The charters of our Board committees assign oversight responsibility for particular areas of risk. The Board

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and its committees monitor risks associated with their respective principal areas of focus through regular meetings with management and, when appropriate, outside advisors.

Our Chief Risk Officer reports each quarter to the Enterprise Risk Committee of the Board regarding the Company's enterprise risk management profile and each of the Company's risk categories. Other senior officers also report at least quarterly to the Enterprise Risk Committee on certain of these risk categories. The chair of the Enterprise Risk Committee summarizes these reports at the Board's quarterly meetings.

The following is a summary of oversight responsibility for particular material areas of risk:

Proxy Statement

AUDIT COMMITTEE	ENTERPRISE RISK COMMITTEE	EXECUTIVE COMMITTEE
Risks that raise material issues associated with accounting, financial reporting, tax and internal control over financial reporting	Credit; information security and technology; liquidity; market; operational; regulatory, legal and compliance; strategic; and talent management risks	Risks associated with the Company's strategy, operating performance and acquisition opportunities (overseen by the full Board of Directors in 2025)

TALENT DEVELOPMENT AND COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Risks associated with the Company's compensation programs and arrangements, including short-term and long-term plans, talent development and executive succession planning	Risks associated with corporate governance generally, CEO succession planning and board and committee composition

Information Security and Cyber Risk; Artificial Intelligence

Our Board of Directors, both directly and through the Enterprise Risk Committee, provides oversight of management's actions to mitigate information technology and cybersecurity risk at the Company. The Enterprise Risk Committee receives a report at each regular quarterly meeting from the Chief Information Officer and the Chief Information Security Officer of the Company, and the Board is updated regularly, on (i) technology and cybersecurity risks generally, (ii) the Company's cybersecurity programs and strategies to address, monitor and mitigate these risks, including reports on the outcomes of management's periodic cybersecurity tabletop exercises, and (iii) artificial intelligence usage, developments and risks. In addition, the Board receives periodic reports from external experts on technology, cybersecurity and artificial intelligence.

Regulatory Oversight

As part of the Board's general oversight of regulatory matters, certain of our independent directors meet periodically during the year with representatives of the OCC, without members of management present. This enables the Board to gain independent perspective on Old National Bank and the financial services industry.

Board and Committee Self-Assessments

The Board of Directors and each of the Board's committees conduct an annual self-assessment, which includes both quantitative and qualitative assessments by each director. The Nominating and Corporate Governance Committee oversees these assessments. As part of this process, each director completes an annual self-assessment of the Board and the committees on which he or she serves. Each director also has the opportunity to have an individual meeting with our Lead Independent Director relating to Board or committee performance or any other matter. The results of the Board self-assessments are reported to the full Board of Directors, and the results of the committee self-assessments are reported to the respective committees as well as the Board of Directors.

Director Education

Our Board believes that director education is an ongoing process that is essential for our directors in fulfilling their roles and providing effective oversight as members of our Board. The Chair of our Nominating and Corporate Governance Committee and our Chairman and Chief Executive Officer, with assistance from the Company's Chief Legal Officer, oversee director education at the Company, with input from all directors.

Director education occurs for the full Board and for each of the Board's committees on a regular basis. Our education program involves presentations and updates by management, outside advisors and industry experts on a variety of topics relating to our Company, the financial services industry, peer and market practices, regulatory matters, executive compensation, cybersecurity and other relevant topics. Our director education also includes attendance at national or local conferences and roundtables, access to director and governance related portals maintained by outside advisors or industry experts and subscriptions to pertinent periodicals and other materials.

Succession Planning and Talent Development

Board Succession Planning

The Nominating and Corporate Governance Committee is responsible for regularly reviewing Board and Board committee composition and succession planning. The Nominating and Corporate Governance Committee reviews each director's continuation on the Board on a regular basis and annually considers upcoming potential retirements, director tenure and ages and the overall mix of director qualifications and experience. The Board also annually reviews the requisite skills and characteristics of our directors, as well as the composition of the Board as a whole. Under our Corporate Governance Guidelines, a director of the Company will no longer qualify to serve as a director effective as of the end of the term during which the director becomes 75 years of age.

As part of the Board committee succession planning process, the Board determined that each committee would have a vice chair. The vice chair of each committee participates with the chair in connection with the general oversight of the committee, including input into the agendas for committee meetings and meeting with the executive sponsors of the committees. This process allows for a smooth transition in the event that a committee chair retires from the Board or the Board determines to make a change to a committee chair.

Upcoming Director Retirements

Austin Ramirez, Ellen Rudnick, Rebecca Skillman and Stephen Van Arsdell are current directors of the Company and will be retiring from the Board as of the upcoming Annual Meeting. Ms. Rudnick, Ms. Skillman and Mr. Van Arsdell will be retiring from the Board in accordance with our Corporate

Governance Guidelines when a director becomes 75 years of age. Mr. Ramirez will be retiring from the Board due to other professional commitments. At its upcoming meeting in May, the Nominating and Corporate Governance Committee intends to consider the composition of each of the Board's committees (including any changes to committee chairs and vice chairs) following these retirements. *Please also see the discussion under Item 1, Election of Directors – Upcoming Director Retirements and Reduction in Board Size on page 28.*

CEO and Senior Management Succession Planning

Our Nominating and Corporate Governance Committee is responsible for overseeing CEO succession planning and leadership development opportunities for potential CEO candidates. The Board considers succession of the CEO as a result of either planned or unplanned events. As part of this process, the independent directors review the Nominating and Corporate Governance Committee's recommended CEO candidates under a range of scenarios. The criteria used in assessing the qualifications of potential CEO successors include leadership, management, financial acumen, professional experience and other dimensions necessary to meet the demands of the future and ensure the continued growth and success of the Company. We believe a successful CEO candidate also must possess the ability to lead the Company in a positive manner with wisdom and enthusiasm as well as champion the Company's culture and values.

The primary components of our CEO succession plan are as follows:

✓ Clearly defined succession planning process and roles and responsibilities of key stakeholders

   ➢ Board of Directors, Nominating and Corporate Governance Committee, Chief Executive Officer and Chief People Officer aligned on process and their roles in the CEO succession process

✓ *CEO profile that reflects the future strategic direction of the Company*
   ➢ CEO profile creation process reflects rigor and thoughtfulness and was based on feedback from key stakeholders

✓ *Strong pipeline of internal successor candidates*
   ➢ Development plans have been established for internal successor candidates, and the Company remains focused on the investment and curation of each candidate through on-the-job experiences, executive coaching, Board interactions and relationships with key external stakeholders
   ➢ Process for identifying and developing potential successors is a continuous process

✓ *Collaborative and supportive environment*
   ➢ Communicated the CEO succession planning process with the entire executive leadership team to foster a culture of collaboration and teamwork among internal candidates

Our Compensation Committee oversees succession planning and leadership development for executive management (other than the CEO). Each member of executive management has a succession plan that is reviewed by our CEO, Chief People Officer and Compensation Committee.

Attract, Retain and Engage Talent – Develop Leaders and Organizational Succession Planning

Our people priorities are focused on attracting, retaining and engaging talent at all levels within Old National and developing strong leaders. This also includes attracting strategic hires in priority markets and continuing to increase team member engagement through our strong culture. An important investment of time, talent and energy of our senior leadership team is to articulate our Mission, Vision and Values, and cascade our corporate culture throughout our Company.

We maintain a comprehensive program to develop our leaders and bring culture shaping and leadership experiences to all people leaders. We began the program with our Executive Leadership Team and their direct reports, and then expanded the program's reach to other leaders withinin our organization. This culture shaping work provided a foundation to build upon, including a defined list of common beliefs, a common vocabulary with respect to culture, an articulation of the "ONB way" and a shared set of leadership relationship-building experiences.

Certain senior level leaders also participate in a customized 18-month program called our Executive Leader Experience, which was developed to enable the leaders to be culture carriers for the organization, further educate them on our strategies and key business initiatives and continue to develop their leadership skills and emotional intelligence. This program helps prepare our top leaders for future opportunities and serves as a foundation for our talent reviews and succession planning below the CEO level.

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Succession planning at our Company begins with an in-depth review of all members of our Executive Leadership Team, including discussion around career goals, aspirations and time horizons, strengths and accomplishments and areas for continued development. Executive Leadership Team members then assess their senior leaders for potential and readiness to take on new or expanded roles and responsibilities. This results in the creation of personalized executive development plans for each leader as well as a documented succession plan for each leadership role that is presented to the Compensation Committee of our Board annually.


ELT ACCELERATED
ELT
EXECUTIVE LEVEL EXPERIENCE
SENIOR LEADERSHIP CONTINUING DEVELOPMENT
WOMEN'S EXECUTIVE LEADERSHIP ACADEMY
ASPIRING SENIOR LEADERS
Organizational Experiences
Competencies
Culture & Values

Related Party Transactions

Certain directors and executive officers of the Company currently are, as in the past, customers of one or more of the Company's subsidiaries and have had, and expect in the future to have, similar transactions (including loans) with these subsidiaries. In addition, some of the directors and executive officers of the Company may currently, as in the past, serve as directors, officers or principal shareholders of corporations that are customers of the Company's subsidiaries, and that have had, and expect to have, loans or other transactions with these subsidiaries. All such transactions are made only in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those

prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavorable features.

Related party transactions are evaluated on a case-by-case basis in accordance with applicable laws and regulations as well as provisions of our Related Party Transaction Policy. In 2025, the Company did not engage in any related person transaction(s) requiring disclosure under Item 404 of SEC Regulation S-K.

On February 26, 2026, the Company repurchased 1,926,728 shares of the Company's common stock from the Otto Bremer Trust (the "Trust") for an aggregate purchase price of $49,999,992.90 (the "Repurchase"), pursuant to an agreement between the Company and the trustees of the Trust. The Trust was previously the majority shareholder of Bremer and acquired shares of the Company's common stock in connection with the closing of the Company's partnership with Bremer on May 1, 2025. The Trust is currently, and was at the time of the Repurchase, a beneficial owner of more than 5% of the Company's common stock. The purchase price for the shares was based on the range of intraday trading prices for the Company's common stock as reported on Nasdaq on the date the price was agreed to between the parties. On March 2, 2026, the Trust made the required filings with the SEC in connection with this transaction.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during the fiscal year ended December 31, 2025, or as of the date of this Proxy Statement, is or has been an officer or employee of the Company, and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board. During the fiscal year ended December 31, 2025, none of the members of the Compensation Committee had a relationship that must be described under applicable SEC rules relating to the disclosure of related person transactions.

Communications from Shareholders to Directors

The Board believes it is important that a direct and open line of communication exists between the Board and the Company's shareholders and other interested parties. As such, the Board has adopted procedures for shareholder communications to directors.

Any shareholder or other interested party who desires to contact Old National's Chairman of the Board, Lead Independent Director or the other members of the Board may do so by writing to: Board of Directors, c/o Corporate Secretary, Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718. Communications received are distributed to the Chairman of the Board, the Lead Independent Director or other members of the Board, as appropriate, depending on the facts and circumstances outlined in the communication received.

Policy Regarding Consideration of Director Candidates Recommended by Shareholders

The Company's nomination procedures for directors are governed by our By-Laws. Each year, the Nominating and Corporate Governance Committee makes a recommendation to the Board of Directors regarding a slate of nominees for election as directors at our annual meeting of shareholders. The Nominating and Corporate Governance Committee will review suggestions from shareholders regarding nominees for election as directors. All such suggestions from shareholders must be submitted in writing to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Old National Bancorp, P.O. Box 718, Evansville, Indiana 47705-0718 not less than 120 days in advance of the date of the annual or special meeting of shareholders at which directors are to be elected. All written suggestions of shareholders must set forth:

- the name and address of the shareholder making the suggestion;

- the number and class of shares owned by such shareholder;

- the name, address and age of the suggested nominee for election as director;

- the nominee's principal occupation during the five years preceding the date of the suggestion;

- all other information concerning the suggested nominee as would be required to be included in our proxy statement used to solicit proxies for the election of directors; and

- such other information as the Nominating and Corporate Governance Committee may reasonably request.

A consent of the suggested nominee to serve as a director of the Company, if elected, also must be included with the written suggestion.

Shareholder Outreach and Engagement

We value the views of our shareholders and welcome their input and feedback. Therefore, we have developed an ongoing and robust outreach and engagement process that allows us to maintain regular contact with our shareholders. Members of our Executive Leadership Team and, if requested, an independent director meet with our largest shareholders throughout the year. Through these meetings, we seek to have discussions and to develop and strengthen relationships with our shareholders.

In 2025-26, we reached out to shareholders who own, in the aggregate, approximately 58% of our outstanding shares of common stock. Shareholders owning approximately 34% of our outstanding shares accepted our invitation to meet. Most of these meetings were with the corporate governance and stewardship teams at our largest institutional shareholders. Among the topics discussed at these meetings were corporate strategy, our mission, vision and values, executive compensation, succession planning, talent development, corporate governance, board matters, financial performance, Bremer integration processes, risk management by our Board and other publicly-available information about the Company.

The conversations at these meetings are summarized and presented to our Nominating and Corporate Governance Committee. Our shareholder engagement process includes:

- Scheduled meetings with the corporate governance and stewardship teams at our largest institutional shareholders

- Meetings with current or proposed institutional shareholders at investor conferences

- Meetings with non-institutional shareholders

- Our annual meeting of shareholders with members of our executive management team and Board of Directors in attendance

- Disclosures in the proxy statements for our annual meetings of shareholders and in our annual reports to shareholders

- Our annual community action report

- Our quarterly earnings calls

- Press releases and materials or reports that we file with the SEC

- Information on our website

ITEM 1 – ELECTION OF DIRECTORS

 **The Board of Directors unanimously recommends that you vote "FOR" the election of the 12 nominees named below as directors of the Company.**

The first item to be acted upon at the Annual Meeting is the election of 12 directors to our Board of Directors. Under our By-Laws, the number of directors is fixed from time to time by resolution of the Board. Each director will be elected to serve a term until the 2027 annual meeting of shareholders and until the election and qualification of his or her successor.

Based on a recommendation from our Nominating and Corporate Governance Committee, our Board of Directors unanimously nominated the following individuals to stand for election at this year's Annual Meeting, all of whom are currently serving as directors of the Company:

Barbara A. Boigegrain	Peter J. Henseler	James C. Ryan, III	Michael J. Small
Thomas L. Brown	Daniel S. Hermann	Daniel C. Reardon	Derrick J. Stewart
Kathryn J. Hayley	Ryan C. Kitchell	Thomas E. Salmon	Katherine E. White

UPCOMING DIRECTOR RETIREMENTS AND REDUCTION IN BOARD SIZE

As discussed above under *Succession Planning and Talent Development,* Austin Ramirez, Ellen Rudnick, Rebecca Skillman and Stephen Van Arsdell, each of whom is a current director of the Company, will retire from the Board (and each Board committee) as of the upcoming Annual Meeting and will not stand for re-election. Ms. Rudnick, Ms. Skillman and Mr. Van Arsdell will retire from the Board in accordance with the requirement in our Corporate Governance Guidelines when a director becomes 75 years of age. Mr. Ramirez will retire from the Board due to other professional commitments.

Our Nominating and Corporate Governance Committee and our Board of Directors considered these retirements when making the decision to reduce the number of our directors from 16 to 12, effective as of the Annual Meeting, and nominate this year's slate of directors. The Nominating and Corporate Governance Committee and the Board also determined that, while the Company values the experience, skills, perspectives and other attributes that each retiring director has brought to the Board and its committees, there will be no skill gaps on the Board or any of its committees following these retirements.

BOARD COMPOSITION AND EXPERIENCE

The Nominating and Corporate Governance Committee is responsible for, among other items, recruiting and making recommendations to our Board of Directors of individuals for election to our Board and for reviewing the composition, qualifications and independence of our directors each year. The Nominating and Corporate Governance Committee believes that having directors with a broad range of skills, backgrounds, professional experiences and perspectives leads to a stronger Board and better outcomes for our shareholders, clients, team members and communities.

The 12 directors nominated for election have significant and varied operational, financial, risk, technology/cybersecurity, corporate governance, compensation, talent management, merger and acquisition, executive leadership and other qualifications, experience and attributes. Below are certain highlights of the composition of our Board.

92% Independent *All directors are independent other than our CEO*	6 YEARS Average Independent Director Tenure	63 YEARS Average Independent Director Age
67% Other Public Company Experience	17% Racial/Ethnic Composition	25% Female Composition

The chart below highlights certain of the skills, experience, perspectives and personal characteristics that our directors possess that are important to the Company:

 **BANKING AND FINANCIAL INDUSTRY**



Knowledge and experience in the banking and financial services industry are important to understanding our business model and strategic plan

 **COMPENSATION AND BENEFITS**

Understanding executive compensation, employee benefits and talent development is important to evaluating our executive compensation programs and assuring that we continue to have top talent

 **CORPORATE GOVERNANCE**

Knowledge of corporate governance matters, policies and best practices assists the Board in considering, adopting and monitoring appropriate corporate governance practices

MERGERS AND ACQUISITIONS



Knowledge and experience in mergers, acquisitions and other strategic partnership opportunities are important to evaluating growth opportunities

 **FINANCE AND ACCOUNTING**

Knowledge and experience in accounting or financial reporting are important to effectively oversee the Company's financial position and condition and the accurate reporting of corporate results

 **RISK MANAGEMENT**

Experience in assessing and managing business and financial risk factors is important to effectively oversee risk management and understand risks facing the Company

 **INFORMATION TECHNOLOGY & SECURITY**

Experience with or oversight of technology, information security or cybersecurity is important in overseeing the security of the Company's operations and systems

BOARD COMPOSITION



Broad range of skills, backgrounds, professional experiences, perspectives and personal characteristics leads to a stronger board and better outcomes for our shareholders, team members, clients and communities

 **EXECUTIVE MANAGEMENT**

Knowledge of and experience in executive management positions assists the Board in overseeing our business activities and evaluating and overseeing our strategic plan

 **COMMITMENT TO COMMUNITY/TEAM MEMBERS**

Understanding that we are only as strong as the communities we serve and that our team members are the differentiators that allow us to execute our corporate strategy

Represents each director who possesses the skill or attribute

Proxy Statement

NOMINATION PROCESS

The Nominating and Corporate Governance Committee seeks director candidates from varied professional backgrounds who possess a broad spectrum of skills, experience, perspectives and attributes. Directors should have an active interest in the business of the Company, possess a willingness to represent the best interests of all shareholders, be able to objectively evaluate management's and the Company's performance, possess the highest personal and professional ethics, integrity and values and be able to understand and advise management on the Company's strategy and business as well as the issues that face the Company and the Board. In addition, directors should not have any interest that would materially impair their ability to exercise independent judgment or discharge their fiduciary duties to the Company and its shareholders.

When considering its recommendation to the Board of Directors each year of a slate of directors to be nominated for election at our annual meeting of shareholders, the Nominating and Corporate Governance Committee considers the director dimensions discussed above as well as the results of the Board's annual self-assessment process.

DIRECTOR OVERBOARDING

Our Board of Directors recognizes that directors need sufficient time to serve as effective members of the Board, to attend Board and committee meetings, to fulfill their director responsibilities and to properly represent the interests of our shareholders. Our Board also recognizes that service on boards of other companies provides valuable insights into board, governance and other corporate processes.

While we do not specify an express limit on the number of other public company boards on which our directors may serve, our Corporate Governance Guidelines require that a director must provide advance notice to the Chair of our Nominating and Corporate Governance Committee and our Chairman and Chief Executive Officer before accepting a position on another board of directors (whether at a public or private company, a nonprofit organization or a government entity). This allows the Chair of our Nominating and Corporate Governance Committee and our Chairman and Chief Executive Officer an opportunity to consider whether a director's proposed acceptance of a position on another board of directors will impact the director's ability to serve as a director of our Company. Our Nominating and Corporate Governance Committee considers a number of factors, including the number of other boards on which each director serves, when making its annual recommendation to our Board of Directors of a slate of director nominees for election at our annual meeting of shareholders. None of our directors serves on more than one other public company board of directors.

INFORMATION ABOUT OUR DIRECTORS

BARBARA A. BOIGEGRAIN



Age: 68
Tenure:
• **Director Since:** 2022
Committees:
• Audit
• Nominating and Corporate Governance
• Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Ms. Boigegrain served as the Chief Executive Officer and General Secretary of Wespath Benefits and Investments (formerly the General Board of Pension and Health Benefits of The United Methodist Church) from 1994 until her retirement in January 2022. Wespath is a pension, health and welfare benefit trustee and administrator and an institutional investment manager that is one of the largest faith-based pension funds in the United States, with $29 billion of assets under management. Prior to 1994, Ms. Boigegrain spent 11 years as a consultant with Towers Perrin and four years with KPMG LLP and Dart Industries as a manager and analyst.

Ms. Boigegrain currently serves on the board of the Iliff School of Theology and on the Investment Committee of the Board of Trustees of Wesley House Cambridge, a U.K. theological seminary that is part of Cambridge University. Previously, Ms. Boigegrain served as a member and chair of the boards of directors of Church Benefits Association and the Church Alliance. She is also a former member of the board of trustees of Emory & Henry College. Ms. Boigegrain was recognized as one of Crain's Chicago 2020 Notable Women Executives Over 50.

As the Chief Executive Officer and General Secretary of Wespath, Ms. Boigegrain oversaw its restructuring, significantly improved its performance and services and increased its assets under management. In her experience as a benefits consultant, she established the San Diego office of Towers Perrin.

Ms. Boigegrain earned a Bachelor of Arts degree in Biology and Psychology from Trinity University in 1979.

REASONS FOR NOMINATION

Through her extensive employee benefits, compensation, executive and corporate governance experience, Ms. Boigegrain brings significant leadership, business development, operations and executive management skills to our Board of Directors. She also provides valuable knowledge of financial markets, strategic growth and sustainable investing.

THOMAS L. BROWN



Age: 69
Tenure:
• **Director Since:** 2022
Committees:
• Audit
• Enterprise Risk
• Executive

EXPERIENCE AND QUALIFICATIONS

Mr. Brown served as the Senior Vice President and Chief Financial Officer of RLI Corp. (NYSE), a specialty insurer serving diverse niche property, casualty and surety markets from 2017 until his retirement on December 31, 2019. From 2011 to 2017, he served as RLI Corp.'s Vice President and Chief Financial Officer.

Previously, Mr. Brown was a partner at PricewaterhouseCoopers LLP, where he served from 1998 to 2008 as its Midwest Regional Financial Services Leader leading teams responsible for the banking, insurance, capital markets, investment management and real estate sectors. Mr. Brown was the National Insurance Sector Risk Management Partner from 2009 through 2011.

Mr. Brown currently serves on the board of directors of James River Group Holdings, Inc. (Nasdaq), as well as a member of its audit committee. In addition, Mr. Brown serves on the board of directors of Chicago Shakespeare Theater and Easter Seals DuPage & Fox Valley (Illinois), and previously served on the board of directors of Easter Seals Central Illinois. From 2004 through 2017, Mr. Brown served on the board of trustees of Illinois Wesleyan University.

Mr. Brown earned a Bachelor of Science degree in Accounting from Illinois Wesleyan University in 1979. He is a certified public accountant (inactive).

REASONS FOR NOMINATION

With his extensive finance, accounting, risk management and financial services background, combined with the insights of the chief financial officer and a member of the executive management team of a public company as well as a partner in a Big 4 public accounting firm, Mr. Brown brings valuable finance, accounting, strategic planning, merger and acquisition, risk and executive management skills and experience to our Board of Directors.

KATHRYN J. HAYLEY



Age: 67
Tenure:
- **Director Since:** 2022
Committees:
- Audit
- Executive
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Ms. Hayley has served as the Chief Executive Officer of Rosewood Advisory Services, LLC, a business advisory services firm, since 2015.

Previously, Ms. Hayley served as an Executive Vice President of UnitedHealthcare, a subsidiary of UnitedHealth Group, Inc. (NYSE), a position in which she served from 2012 to 2015, overseeing a number of strategic initiatives at this global healthcare company. From 2006 to 2012, she served as an executive of Aon plc (NYSE), including as Chief Executive Officer of Aon Consulting Worldwide and Aon Hewitt Consulting Americas. Prior to her service at Aon, Ms. Hayley was an information technology partner at Deloitte Consulting LLP and led the U.S. financial services practice. She also served on the board of directors of Deloitte & Touche LLP U.S.

Ms. Hayley currently serves on the board of directors of Concentrix Corporation (Nasdaq) and the board's executive committee, audit committee (chair) and compensation committee. She previously served on the boards of directors for Alight Solutions, LLC (2018-2021), Interior Logic Group, Inc. (2021-2022), and Tribridge Holdings, LLC (2015-2017), as well as the advisory board of E.A. Renfroe & Company, Inc. (2016-2022). Ms. Hayley serves on the board of directors of Chicago Shakespeare Theater, where she chairs the audit committee.

Ms. Hayley earned a Bachelor of Science degree in Applied Computer Science from Illinois State University in 1979 and a Master of Business Administration, with concentrations in Marketing and Finance, from the Kellogg School of Management at Northwestern University in 1984.

REASONS FOR NOMINATION

Through her extensive information technology and financial background and her broad executive management experience, as well as her compensation, employee benefits and talent management experience, including having served as the chair of the compensation committee at another public company, Ms. Hayley provides our Board with valuable technology, strategic planning, executive management, compensation, benefits and talent development experience, as well as the insights of a former senior executive of several public companies.

PETER J. HENSELER



Age: 67
Tenure:
- **Director Since:** 2022
Committees:
- Audit
- Enterprise Risk
- Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Henseler retired on April 1, 2026 as the Chairman of TOMY International, a wholly owned subsidiary of TOMY Company, Ltd., a global designer and marketer of toys and infant products. He held the position of President of TOMY International from 2011 until 2012 and then rejoined TOMY International in 2017 as its Chairman.

He was President of RC2 Corporation (Nasdaq) from 2002 to 2011, at which time TOMY Company acquired RC2. He served as RC2's Executive Vice President of Sales and Marketing from 1999 to 2002. Mr. Henseler also previously served as a director of RC2.

Prior to joining RC2, Mr. Henseler held marketing positions at McDonald's Corporation and Hasbro, Inc. He previously served three terms on the board of directors of the American Toy Industry Association and served as the chairman of the Toy Industry Foundation until February 2018 and as advisor to the Toy Industry Foundation until February 2025. Mr. Henseler currently serves on the board of directors of the Robert E Dods Family Foundation.

Mr. Henseler earned a Bachelor of Science degree in Marketing from Xavier University in 1980.

REASONS FOR NOMINATION

Mr. Henseler brings important executive management, operating and leadership skills and insights to our Board of Directors through his experience as a president of a global public company, as well as his substantial operational, brand management and marketing experience.

DANIEL S. HERMANN



Lead Independent Director
Age: 68
Tenure:
• **Director Since:** 2020
Committees:
• Executive
• Nominating and Corporate Governance
• Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Hermann was appointed as the Company's Lead Independent Director in January 2025.

Mr. Hermann is the founding partner of Lechwe Holdings LLC, a family company involved in the startup of and investing in companies. He is also a founder of AmeriQual Group, LLC, where he served as CEO from 2005 to 2015. Prior to 2005, Mr. Hermann spent over 20 years at Black Beauty Coal Company. During his years at Black Beauty, he held various positions, including President and CEO. He has experience in public accounting and is a certified public accountant (inactive).

Mr. Hermann serves as a director of the Hermann Family Foundation and the Foundation for Youth. He is also a director emeritus of Deaconess Health System and the Boys and Girls Club of Southern Indiana, as well as past Chairman of the Evansville Catholic Foundation and past board member of Foresight Energy, LP (NYSE).

Mr. Hermann earned a Bachelor of Science degree in Accounting from Indiana State University in 1979.

REASONS FOR NOMINATION

With over 30 years of experience as a senior executive, Mr. Hermann brings extensive business, operations, executive management, governance, compensation, risk, merger and acquisition, finance and accounting experience to the Board, as well as public company board experience.

RYAN C. KITCHELL



Age: 52
Tenure:
• **Director Since:** 2018
Committees:
• Enterprise Risk
• Nominating and Corporate Governance
• Talent Development and Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Kitchell served as Executive Vice President and Chief Administrative Officer of Indiana University Health from 2016 to 2020 and as Chief Financial Officer of Indiana University Health from 2012 to 2016. He served as President of IU Health Plans from 2011 to 2012 and Treasurer of Indiana University Health from 2010 to 2011.

Prior to joining Indiana University Health, Mr. Kitchell worked for Indiana Governor Mitch Daniels, first as Public Finance Director from 2005 until 2007 and then as Director of the Office of Management and Budget from 2007 until 2010. He also has previously served in corporate treasury and controller roles at Eli Lilly and Company (NYSE) and started his career at Prudential Capital, a subsidiary of Prudential Financial, Inc. (NYSE).

Mr. Kitchell currently serves on the boards of directors of OneAmerica Financial and Help at Home Inc., as well as the advisory board of Blue Agilis Corp. Additionally, he is an advisor to Meridian Street Capital.

Mr. Kitchell earned a Bachelor of Science degree in Economics from Indiana University in 1996 and a Master of Business Administration from the Tuck School of Business at Dartmouth University in 2002. He also has earned the Chartered Financial Analyst (CFA) designation.

REASONS FOR NOMINATION

Through his executive leadership at the largest healthcare system in Indiana and his senior leadership positions in state government, Mr. Kitchell brings to the Board executive leadership experience with a strong finance and financial management background. In addition, he brings significant public finance experience.

DANIEL C. REARDON



Age: 64
Tenure:
• **Director Since:** 2025
Committees:
• Audit

EXPERIENCE AND QUALIFICATIONS

Mr. Reardon is the Co-Chief Executive Officer and one of three trustees of the Otto Bremer Trust, a private philanthropic trust and one of the Company's significant shareholders.
Mr. Reardon has served as a trustee of the Otto Bremer Trust for over 30 years and served on the boards of directors of Bremer Financial Corporation and Bremer Bank before completion of the partnership with the Company.

Prior to joining the Otto Bremer Trust, Mr. Reardon served in corporate finance and investment capacities at Dean Witter Reynolds and Prudential Securities.

He has served on several nonprofit boards of directors, including the Center for Rural Policy and Development, James J. Hill Reference Library and Como Zoo Friends.

Mr. Reardon earned a Bachelor of Science degree in Economics from the University of Minnesota in 1985.

REASONS FOR NOMINATION

Mr. Reardon brings a strong financial background and significant executive and financial management, as well as banking, experience to the Board.

JAMES C. RYAN, III



Chairman
Age: 54
Tenure:
• **Director Since:** 2019
Committees:
• Executive

EXPERIENCE AND QUALIFICATIONS

Mr. Ryan serves as the Chairman and Chief Executive Officer of Old National Bancorp, a role he assumed in 2019. Since joining Old National, Mr. Ryan has held several executive leadership positions, including Senior Executive Vice President and Chief Financial Officer from 2016 to 2019. His previous roles at the Company also include Director of Corporate Development and Mortgage Banking, Integration Executive and Treasurer.

Before joining Old National, Mr. Ryan held senior finance positions at Wells Fargo Home Mortgage and Old Kent Financial Corp.

Mr. Ryan is actively engaged in industry and community leadership. He serves as the Vice Chair of the board of directors of the American Bankers Association ("ABA") and is the immediate past chair of the ABA's American Bankers Council. He also serves as the Chair of the board of directors of the Mid-Size Bank Coalition of America. Locally, he is the Chair of Deaconess Health System, Vice Chair of the Evansville Regional Business Committee and a Southwest Indiana Regional Development Authority member. Additionally, his board memberships extend to the Central Indiana Corporate Partnership, Inc., the Evansville Regional Economic Partnership, the Orr Fellowship and Golf Gives Back.

Mr. Ryan holds a Bachelor of Business Administration degree from Grand Valley State University, earned in 1994.

REASONS FOR NOMINATION

Mr. Ryan brings to the Board extensive bank executive management experience derived from working over 25 years in the banking industry. Mr. Ryan's leadership skills, extensive banking experience and knowledge of the Company and its strategy, products and services is highly valuable to the Board. Mr. Ryan also brings to the Board his ability to develop long-term strategies and find effective and efficient means to implement and communicate those strategies.

THOMAS E. SALMON



Age: 62
Tenure:
• **Director Since:** 2018
Committees:
• Enterprise Risk
• Executive
• Talent Development and
  Compensation

EXPERIENCE AND QUALIFICATIONS

Mr. Salmon served as Chairman and Chief Executive Officer, and a member of the board of directors, of Berry Global Group, Inc. (NYSE) from February 2017 until his retirement in October 2023. He previously served as Berry Global's President and Chief Operating Officer from October 2016 until his appointment as CEO, as President of Berry's Consumer Packaging Division from November 2015 to October 2016, as President of Berry's Rigid Closed Top Division from November 2014 to November 2015 and as President of Berry's Engineered Materials Division from 2003 to November 2014.

In December 2023, Mr. Salmon was recognized by Plastics News as a Notable Leader in Sustainability for the plastics industry.

Mr. Salmon currently serves on the board of directors of Magnera Corporation (NYSE), is the chair of its nominating and governance committee and is a member of its audit committee.

Prior to joining Berry Global in 2003, Mr. Salmon was General Manager for Honeywell Plastics from 2001 to 2003 and Global Sales Director for Allied Signal's Engineering Plastics and Films from 1999 to 2001. Prior to joining Honeywell and Allied Signal, Mr. Salmon held several positions at GE Plastics and GE Lighting, divisions of General Electric.

Mr. Salmon earned a Bachelor of Business Administration degree from Saint Bonaventure University in New York in 1985.

REASONS FOR NOMINATION

With 20 years of leadership experience (including as CEO) at a Fortune 500 global manufacturer and marketer of plastic packaging products, Mr. Salmon brings extensive experience in executive management, corporate strategy, operations, risk, finance and mergers and acquisitions. He also provides significant public company experience.

MICHAEL J. SMALL



Age: 68
Tenure:
• **Director Since:** 2022
Committees:
• Audit
• Enterprise Risk

EXPERIENCE AND QUALIFICATIONS

Mr. Small is the Chairman and co-founder of Kognitive Networks, Inc., formerly K4 Mobility Inc., a technology developer of network management services, since August 2018.

Previously, Mr. Small served as the President and Chief Executive Officer, and a member of the board of directors, of Gogo, Inc. (Nasdaq), an airborne communications service provider, from 2010 until March 2018. Prior to joining Gogo, Mr. Small served as the Chief Executive Officer and a director of Centennial Communications Corp. (Nasdaq) from 1999 to 2009. From 1995 to 1998, Mr. Small was the Executive Vice President and Chief Financial Officer of 360 Degrees Communications Company. Prior to 1995, he held the position of President of Lynch Corporation (NYSEMKT), a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services.

Mr. Small is an active board member of the Gun Violence Prevention PAC. Mr. Small also serves on the Advisory Council for the Polsky Center for Entrepreneurship and Innovation at the University of Chicago.

Mr. Small earned a Bachelor of Arts degree in History from Colgate University in 1979 and a Master of Business Administration with a concentration in Finance from the University of Chicago in 1981.

REASONS FOR NOMINATION

Through his board, executive and financial roles, Mr. Small brings extensive public company, operating and executive experience to our Board of Directors, as well as strategic, financial, risk, technology and merger and acquisition experience. He also provides the perspective of a former chief executive officer of a public company.

Proxy Statement

DERRICK J. STEWART



Age: 48
Tenure:
• **Director Since:** 2015
Committees:
• Enterprise Risk
• Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Mr. Stewart is the Executive Vice President and Chief Operating Officer of the YMCA Retirement Fund, having served in this capacity since 2023. From 2021 until 2023, he was the Senior Vice President, Education and Communication of the YMCA Retirement Fund. From 2019 until 2021, Mr. Stewart served as the President and CEO of the YMCA of Greater Indianapolis. He also served as CEO of the YMCA of Southwestern Indiana from 2009 to 2019, and in various other capacities, including Chief Development Officer and Chief Operating Officer, from 2005 to 2009.

Mr. Stewart currently serves as a member of the board of directors of Deaconess Health System and the Armed Services YMCA. He is a past member of the board of directors of the YMCA of the USA, where he served on the Financial Development Committee and the International Committee. He is also the past chair of the YMCA of the USA Small and Midsize YMCA Cabinet. He is past President of the Board of the Evansville Regional Airport Authority and the Public Education Foundation of Evansville, past Vice President of the Evansville Christian School Board and past member of the Regional Board of Trustees of Ivy Tech Community College. He also participated in the Mitch Daniels Leadership Foundation Fellowship program. Mr. Stewart worked as a commercial loan officer at Old National Bank from 2004 to 2005.

Mr. Stewart is a graduate of the Indiana University Kelley School of Business in 1999 with a Bachelor of Science degree in Business and Finance.

REASONS FOR NOMINATION

Mr. Stewart brings executive management and community engagement experience to our Board as well as prior banking experience as a loan officer of Old National Bank. He also brings extensive experience in managing nonprofit entities in several of the Company's significant markets. Mr. Stewart is deeply committed to supporting and encouraging the development of a healthier and more vibrant community and providing opportunities for people from all walks of life to achieve their potential.

KATHERINE E. WHITE



Age: 59
Tenure:
• **Director Since:** 2015
Committees:
• Audit
• Enterprise Risk
• Nominating and Corporate Governance

EXPERIENCE AND QUALIFICATIONS

Ms. White is a Professor of Law at Wayne State University Law School in Detroit, Michigan, where she has taught full-time since 1996. Ms. White is a member of the University of Michigan Board of Regents, having served in that capacity since 1999, and is currently serving as the Chair of their Finance, Audit and Investment Committee. Ms. White is a retired Brigadier General in the U.S. Army, having most recently served as the Special Assistant to the Vice Chief, National Guard Bureau, Arlington, Virginia, and as Deputy Commanding General for the 46th Military Police Command in Lansing, Michigan.

From 1995 to 1996, Ms. White was a Judicial Law Clerk to the Honorable Randall R. Rader, Circuit Judge of the U.S. Court of Appeals for the Federal Circuit. From 2000 to 2002, she was appointed by the Secretary of Commerce to serve on the United States Patent and Trademark Office Patent Public Advisory Committee. She was also appointed by the Secretary of Agriculture to the U.S. Department of Agriculture's Plant Variety Protection Office Advisory Board, serving from 2004 to 2008, 2010 to 2012 and 2015 to 2020. From 2003 to 2014, she was a market board member at United Bank and Trust in Ann Arbor, Michigan.

Ms. White currently serves as a board member of Alta Equipment Group, Inc. (NYSE).

Ms. White received her B.S.E. Degree in Electrical Engineering and Computer Science from Princeton University, a J.D. Degree from the University of Washington, an LL.M. Degree in Patent and Intellectual Property Law from the George Washington University Law School and a Master of Strategic Studies degree from the U.S. Army War College. Ms. White also is a Fulbright Senior Scholar (Germany), a White House Fellow (2001-2002) and a registered patent attorney.

REASONS FOR NOMINATION

Ms. White brings to the Board a long tenure in senior leadership positions in the U.S. government and military serving advisory and operational roles, as well as her public company board experience.

Proxy Statement

DIRECTOR COMPENSATION

The Nominating and Corporate Governance Committee annually reviews and recommends to our Board of Directors the compensation for our non-employee directors. In connection with this recommendation, the Nominating and Corporate Governance Committee receives advice from WTW, the Committee's independent compensation consultant, and reviews peer group director compensation data. No director compensation is paid to directors who also are employees of the Company. The Committee seeks to establish Board compensation that will (i) attract and retain qualified individuals to serve as members of our Board of Directors, (ii) align director interests with shareholder interests and (iii) provide director compensation that is competitive with market practices and the Company's peer group.

2025 Director Compensation

We pay director compensation to our non-employee directors in cash and fully-vested shares of common stock. Directors receive compensation as annual retainer fees and do not receive fees per meeting attended. Directors who meet our stock ownership guidelines may elect to receive the stock component of their director compensation in cash. All of our directors meet our stock ownership guidelines and, as such, certain directors have elected to receive their compensation in cash. In 2025, the components of our director compensation were as follows:

Director Compensation	
Annual Cash Retainer	$ 70,000
Annual Stock Grant	100,000
Lead Independent Director Retainer	40,000

	Annual Cash Retainers	
Committee Compensation	Member Fee	Chair Fee
Audit	$ 11,000	$ 20,000
Enterprise Risk	10,000	15,000
Compensation	9,500	13,500
Nominating and Corporate Governance	7,500	12,500
Executive	9,000	N/A*

Stock Ownership Guidelines: 5x Annual Cash Retainer

In 2025, the Executive Committee was chaired by Mr. Ryan, who serves as our Chairman and Chief Executive Officer and, as such, the Company did not pay any chair fees for this committee.

Deferred Compensation Plan

We maintain a nonqualified Directors Deferred Compensation Plan for our non-employee directors. A director may defer up to 100% of his or her cash and/or equity compensation under the plan. We credit a director's account under our Directors Deferred Compensation Plan with earnings on his or her account balance based upon the director's selection of investment alternatives available under the plan.

All amounts paid under the plan are paid from our general assets and are subject to the claims of our creditors. In most circumstances, deferred amounts are not distributed to the director until after completion of his or her service to the Company. In general, a director may elect to receive his or her plan benefits in a lump sum or in annual installments over two to ten years.

The following table provides information concerning the director compensation that we paid to our non-employee directors in 2025:

Non-Employee Director Compensation

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)	Total
Barbara A. Boigegrain	$ 198,000	—	—	$ 198,000
Thomas L. Brown	115,000	$ 100,000	$ 16,687	231,687
Kathryn J. Hayley	114,875	100,000	6,626	221,501
Peter J. Henseler	102,375	100,000	33,978	236,353
Daniel S. Hermann	81,875	170,000	—	251,875
Ryan C. Kitchell	98,875	100,000	71,049	269,924
Austin M. Ramirez	88,875	100,000	—	188,875
Daniel C. Reardon	60,750	100,000	—	160,750
Ellen A. Rudnick	98,375	100,000	—	198,375
Thomas E. Salmon	98,500	100,000	26,323	224,823
Rebecca S. Skillman	99,125	100,000	—	199,125
Michael J. Small	191,000	—	—	191,000
Derrick J. Stewart	92,500	100,000	20,815	213,315
Stephen C. Van Arsdell	117,500	100,000	29,606	247,106
Katherine E. White	198,500	—	—	198,500

(1) Includes amounts paid in annual cash retainers, committee member retainers, committee chair retainers and lead independent director retainer.

(2) Amounts represent the aggregate grant date fair value of common stock, calculated in accordance with FASB ASC Topic 718.

(3) Directors who meet our stock ownership guidelines may elect to receive the amount of their annual stock grant in cash. In addition to the stock portion of his director compensation, Mr. Hermann has elected to receive his annual director cash retainer in common stock of the Company.

(4) The amounts in this column reflect the earnings on the account balances of directors who participate in the Company's Directors Deferred Compensation Plan. The directors select from among several investment alternatives available under the plan (including the Company's common stock) to invest their account balances.

INFORMATION REGARDING BENEFICIAL OWNERSHIP OF SECURITIES BY DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth information concerning the beneficial ownership of the shares of our Common Stock and our depositary shares (each representing a 1/40th interest in a share of either our Series A or Series C preferred stock) as of March 20, 2026, the Record Date for the Annual Meeting, of each director and Named Executive Officer and all directors and executive officers as a group. Except as described below, each person has sole voting and investment power for all shares shown. Unless otherwise indicated, the address of each beneficial owner is c/o Old National Bancorp, One Main Street, Evansville, Indiana 47708.

For Common Stock, we calculated the percentage of outstanding shares held based on 386,315,186 shares of our Common Stock outstanding on the Record Date. We include shares of restricted stock subject to future vesting conditions for which an individual has voting but not dispositive power. We also include shares underlying performance share units that could be earned within 60 days of the Record Date, even though an individual has neither voting nor dispositive power over these units. Those shares of restricted stock and shares underlying performance share units are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. For our depositary shares, we calculated the percentage of class based on 4,900,000 depositary shares outstanding on the Record Date.

Mr. Ramirez, Ms. Rudnick, Ms. Skillman and Mr. Van Arsdell are currently directors of the Company but will be retiring from the Board of Directors as of the Annual Meeting. See *Item 1, Election of Directors – Upcoming Director Retirements and Reduction in Board Size on page 28.*

Security Ownership of Management

Name of Person	Number of Series A & C Depositary Shares	Percent of Class	Number of Common Shares/Units [1][2][3][4]	Percent of Class
Barbara A. Boigegrain	—	*	45,971	*
Thomas L. Brown	—	*	47,050	*
Timothy M. Burke, Jr.	—	*	56,419	*
Kathryn J. Hayley	12,000	*	38,449	*
Peter J. Henseler	4,000	*	58,435	*
Daniel S. Hermann	—	*	65,265	*
Ryan C. Kitchell	—	*	16,558	*
John V. Moran, IV	3,500	*	122,763	*
Austin M. Ramirez	—	*	31,055	*
Daniel C. Reardon	—	*	4,810	*
Ellen A. Rudnick	3,000	*	67,516	*
James C. Ryan, III	—	*	970,130	*
Thomas E. Salmon	—	*	50,767	*
James A. Sandgren	—	*	338,206	*
Rebecca S. Skillman	—	*	52,866	*
Michael J. Small	—	*	36,105	*
Derrick J. Stewart	—	*	28,746	*
Stephen C. Van Arsdell	2,000	*	51,832	*
Kendra L. Vanzo	—	*	157,925	*
Katherine E. White	—	*	21,032	*
Directors and Executive Officers as a Group (26 persons)	24,500	0.50 %	2,789,670	0.72

* Less than 1%

(1) All shares held under our deferred compensation plans are included in the totals for our directors and officers.

(2) Includes the following shares of Common Stock held through the Company's 401(k) Plan: Mr. Ryan, 1,769 shares; Mr. Sandgren, 7,202 shares; and Ms. Vanzo, 6,696 shares.

Proxy Statement

(3) Includes the following shares of restricted stock subject to future vesting conditions for which the individual has voting but not dispositive power: Mr. Ryan, 132,210 shares; Mr. Burke, 56,419 shares; Mr. Moran, 51,202 shares; Mr. Sandgren, 32,381 shares; and Ms. Vanzo, 19,585 shares.

(4) Excludes the following performance share units that would not vest within 60 days of the Record Date under the terms of the applicable award agreements and therefore are not included in the table: Mr. Ryan, 306,395 shares; Mr. Burke, 23,418 shares; Mr. Moran, 47,223 shares; Mr. Sandgren, 52,226 shares; and Ms. Vanzo, 30,494 shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of the fiscal year ended December 31, 2025 about the shares of the Company's common stock issuable to employees and non-employee directors under our 2008 Equity Plan. As of December 31, 2025, other than as described below, all equity securities were authorized for issuance under equity compensation plans approved by the Company's shareholders.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,624,633	$19.29	3,109,331

Security Ownership of Certain Beneficial Owners

The following table and accompanying footnotes set forth information concerning the beneficial ownership of the shares of our Common Stock of each person or entity known by us to beneficially own more than 5% of our outstanding shares of Common Stock as of the Record Date.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock [4]
Otto Bremer Trust 30 E. 7th Street, Suite 2900 St. Paul, MN 55101	41,210,548 [1]	10.7%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	38,833,046 [2]	10.1%
FMR LLC 245 Summer Street Boston, MA 02210	35,130,492 [3]	9.1%

(1) Ownership based on the Schedule 13D/A filed by the Otto Bremer Trust on March 2, 2026 reporting 41,210,548 shares beneficially owned, with sole voting power and sole dispositive power over all shares.

(2) Ownership based on the Schedule 13G/A filed by BlackRock, Inc. on July 17, 2025, reporting 38,833,046 shares beneficially owned, with sole voting power over 37,745,267 shares and sole dispositive power over 38,833,046 shares.

(3) Ownership based on the Schedule 13G/A filed by FMR LLC on February 5, 2026, reporting 35,130,492 shares beneficially owned, with shared voting power over 35,103,177 shares and sole dispositive power over 35,130,492 shares.

(4) Ownership percentages based on the total number of shares of the Company's common stock outstanding on the Record Date.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our executive compensation philosophy and program as established by our Compensation Committee of the Board of Directors. Below is a summary table of contents for our Compensation Discussion and Analysis.

Proxy Statement

1 EXECUTIVE SUMMARY

This Compensation Discussion and Analysis provides information and perspective relating to our 2025 executive compensation program and decisions for our executive officers generally and, more specifically, for our CEO and other Named Executive Officers.

The following individuals served as our Named Executive Officers as of the end of our fiscal year ended December 31, 2025:

    

| **James C. Ryan, III** Chairman and Chief Executive Officer | **Timothy M. Burke, Jr.** President and Chief Operating Officer | **John V. Moran, IV** Chief Financial Officer | **James A. Sandgren** CEO, Commercial Banking | **Kendra L. Vanzo** Chief Administrative Officer |

Mr. Burke became the President and Chief Operating Officer of the Company on July 22, 2025 following Mark G. Sander's retirement from the Company.

On December 3, 2025, the Company announced Mr. Sandgren's intention to retire in April 2026 following 34 years of service to the Company. The Company will appoint Mr. Sandgren's successor once he or she has been selected.

Our Approach to Executive Compensation

Our primary objective for executive compensation is to align the interests of our executives with those of our shareholders. As such, our compensation programs are designed to reward executives for the achievement of short- and long-term strategic and operational goals of the Company and the achievement of increased returns for our shareholders, while at the same time avoiding unnecessary or excessive risk-taking. Our compensation programs also are designed to attract, incentivize and retain highly-qualified executives. Our NEOs' total compensation is comprised of a mix of base salary, annual cash incentive awards and long-term equity awards. These compensation components, combined with our stock ownership guidelines and clawback policy, extend the time horizon for incentive compensation (both cash and equity) beyond the vesting and/or performance periods and provide balance between rewarding short-term and long-term performance.

2025 Performance Highlights

The Company delivered strong operating results in 2025, with record performance for several key metrics, as reflected by the following highlights:

- Record adjusted EPS* of $2.21

- Record adjusted net income* of $809 million

- Record adjusted efficiency ratio* of 48.8% (top decile of KRX Index)

- 3-year TSR (2023-2025) of 39.4% (top quartile of KRX Index)

- Continued growth of tangible book value – 15% year-over-year (top quartile of KRX Index)

- Strong capital position at December 31, 2025

  - Total capital to risk-weighted assets = 12.85%

  - Tier 1 capital to risk-weighted assets = 11.53%

- Adjusted ROATCE* of 18.6% (top decile of KRX Index)

- Adjusted ROAA* of 1.26%

- Year-over-year deposit growth of 4.9%, excluding our Bremer partnership

- Maintained our peer leading high quality, low cost and granular deposit base, with average deposit size of $36,000 and 75% of core deposits having tenure of greater than 5 years

- Year-over-year total loan growth of 5.1%, excluding our Bremer partnership

- Continued strong credit discipline and credit quality, with net charge-offs** to average loans of 0.19%

- Continued addition of key talent across our Company

- Continued commitment to our core values, our uncompromised integrity and highest levels of ethics, dedication to the communities where we live and work and focus on our strong culture of collaboration, trust, inclusiveness and acceptance that empowers team members to flourish and be successful

- Successfully completed our partnership with Bremer Bank on May 1, 2025 – see *"About Old National"* on page 4

Includes adjusted, non-GAAP financial measures that exclude certain items, such as merger-related charges associated with completed and pending acquisitions, CECL Day 1 non-PCD provision expense, pension plan gain, reduction to previously accrued FDIC special assessment and net securities losses. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS: $1.79; Net Income: $653 million; Efficiency Ratio: 55.1%; ROATCE: 15.3%; and ROAA: 1.02%. Reference is made to the non-GAAP reconciliation included in the Company's January 21, 2026 press release reporting its financial results for its 2025 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 21, 2026.

**Excludes PCD loans*

2025 Pay For Performance Alignment

The Company delivered strong 2025 operating performance, with several records on key performance metrics described above. This performance positions us to continue to deliver strong financial results. These achievements are reflected in our short-term incentive compensation payouts for 2025 and the long-term performance share unit awards earned for the 2023-2025 performance period, demonstrating our ongoing commitment to pay for performance.

- Our EPS performance for 2025 resulted in short-term incentive compensation being earned at 129% of the target performance level under our Annual Incentive Compensation Plan ("AICP"). See *"Annual Incentive Compensation Plan"* beginning on page 52.

- The Company significantly outperformed the KRX Index for both the TSR (76th percentile of the KRX Index) and ROATCE (95th percentile of the KRX Index) metrics for the three-year performance period ended December 31, 2025 and, as such, the performance share units granted for this performance period (2023-2025) were earned at approximately 183% of target.

- In March 2025, we granted our regular annual performance share unit awards to our NEOs with a three-year performance period ending on December 31, 2027. These awards may be earned

Proxy Statement

based on the Company's TSR and ROATCE results relative to the performance of the companies in the KRX Index for this performance period (2025-2027).

- In March 2025, we granted our regular annual service-based restricted stock awards to our NEOs that will vest in equal annual installments over a three-year period ending in March 2028, assuming continued employment by the executive on each vesting date, with certain limited exceptions.

- On August 1, 2025, the Company granted to Mr. Burke a one-time service-based sign-on restricted stock award in connection with his employment by the Company. This one-time restricted stock award to Mr. Burke will vest in equal annual installments over a four-year period, assuming continued employment by him on each vesting date, with certain limited exceptions.

Shareholder Say-On-Pay-Vote in 2025

Our shareholders have the opportunity at each annual meeting of shareholders to provide an advisory vote on the compensation paid to our named executive officers, more commonly referred to as a say-on-pay vote. At our 2025 Annual Meeting, approximately 93% of the votes cast by our shareholders were voted in favor of the compensation paid to our named executive officers. This result affirmed that a significant majority of our shareholders support our approach to executive compensation. In addition, input from our annual shareholder engagement meetings continues to inform the Compensation Committee on the structure and metrics for our executive compensation program.

2 OUR EXECUTIVE COMPENSATION PHILOSOPHY

Through our compensation program for executive officers, we strive to attract and retain outstanding leaders in a highly competitive environment, provide meaningful financial incentives to achieve performance goals established by our Compensation Committee, align our officers' interests with the long-term interests of our shareholders and foster teamwork among our executives.

The Compensation Committee believes that the primary components of each executive officer's compensation should be a competitive base salary and incentive compensation that rewards the achievement of both annual and long-term performance goals. In addition, the Compensation Committee believes stock ownership is an important component of executive compensation. Thus, equity-based awards represent a significant element of each executive officer's target compensation.

The Compensation Committee continues to base our programs on a belief that strong operating performance and effective risk management are reflected in earnings per share growth and long-term stock price appreciation. With this philosophy in mind, the Compensation Committee established performance metrics and goals for 2025. Amounts realized or realizable under previously granted incentive compensation or equity-based awards did not influence the Compensation Committee's decisions.

Compensation Best Practices

Our executive compensation program is grounded in the Company's compensation governance framework and overall pay-for-performance philosophy, as demonstrated by the following practices:

COMPANY'S EXECUTIVE COMPENSATION PROGRAM – BEST PRACTICES IMPLEMENTED

✓ **Long-Term Equity Compensation**
We award a significant portion of our executive compensation in the form of long-term equity consisting of performance share units (which are earned upon the achievement of specific goals for a three-year performance period) and restricted stock (which has a three-year vesting period). In this manner, we strongly align our NEOs' compensation with the long-term interests of our shareholders.

✓ **Compensation Risk Assessment**
Our Compensation Committee oversees the ongoing evaluation of the relationship between our compensation programs and risk management. We provide incentive compensation but avoid the encouragement of unnecessary or excessive risk-taking. The Committee annually reviews with our Chief Risk Officer the risks and controls associated with our executive compensation program.

✓ **No Changes to Performance Goals Once Established**
Our Compensation Committee does not alter the performance goals for our incentive compensation awards once the goals have been established.

✓ **Stock Ownership Guidelines**
Our NEOs are required to own from three to five times their base salary in our stock depending upon their position with the Company and their salary level.

✓ **A Well-Informed Compensation Committee**
Our Compensation Committee is independent as well as knowledgeable about the compensation that is paid to our NEOs. The Committee is highly engaged and receives regular updates on market practices, regulatory and legal developments and emerging governance considerations from WTW, the Committee's independent compensation consultant.

✓ **Internal Pay Equity**
When making compensation determinations, we consider a person's responsibilities, skill set, track record of performance, leadership capabilities and other factors in relation to other similarly situated executives within our Company and at our peer group companies, as well as comparative market data.

✓ **No Gross-Ups**
Employment agreements with our executives do not provide for any tax gross-ups on severance benefits, perquisites or other benefit programs.

✓ **Independent Compensation Consultant**
The Compensation Committee utilizes an independent consultant (currently, WTW) when making executive compensation decisions.

✓ **Annual Shareholder Advisory Vote**
Each year, shareholders provide an advisory say-on-pay vote on the compensation of our NEOs. Our Compensation Committee considers the results of this vote when making compensation decisions for our executives.

✓ **Three-Year Performance/Vesting Periods for Equity Awards**
Our equity awards have a period of not less than three years for awards to be earned or vested in full, subject to certain limited exceptions.

✓ **Double Trigger upon a Change in Control**
We require both a change in control and a qualifying employment termination for enhanced change in control severance amounts to be paid and for accelerated vesting of equity awards.

✓ **Performance Share Units Based on Relative Performance**
Our performance share unit awards are based on our performance relative to other companies in the KRX Index. This reinforces a strong relationship between our relative performance and the relative competitiveness of our executives' compensation.

✓ **No Liberal Share Recycling**
Our equity compensation plan under which equity awards are granted to our executives does not permit liberal recycling of shares.

✓ **Restrictive Covenants**
Our executives are required to comply with confidentiality, non-solicitation and, for certain officers (including our NEOs), non-competition covenants.

✓ **Clawback Policy**
We have a clawback policy that complies with the SEC and Nasdaq rules providing for recovery of bonuses and other incentive-based compensation received by executive officers under certain circumstances over a three-year lookback period.

✓ **Responsible Employee Ownership**
We prohibit employees, including our NEOs, from engaging in any short-term, speculative transactions with respect to Company securities, including purchasing securities on margin, engaging in short sales, buying or selling put or call options and trading in options. We also prohibit our NEOs and other executive officers from participating in hedging or pledging transactions.

Compensation Governance

The Compensation Committee of our Board of Directors is currently composed of eight non-employee directors, each of whom is independent from management and the Company (as independence is defined under the applicable Nasdaq and SEC requirements and the Company's Corporate Governance Guidelines). No Compensation Committee member is eligible to participate in any management compensation program or receives any compensation from the Company other than Board and committee fees.

Role of Compensation Consultant in Compensation Decisions

The Compensation Committee has the authority to engage independent compensation consultants to advise it on all aspects of the compensation programs for our executive officers. For 2025, the Compensation Committee retained WTW as its independent compensation consultant to provide advice, analysis and comparative data relating to executive compensation.

In providing input to the Compensation Committee, WTW uses peer data from publicly filed information as well as market survey data. The market surveys include a broader range of companies and do not provide individual company-specific information. The Compensation Committee uses this peer and market data as a general reference and is among several factors considered when making compensation decisions for our CEO and other NEOs.

WTW also provides advice and peer data to the Company relating to director compensation. Our Nominating and Corporate Governance Committee is responsible for reviewing and making recommendations to the Board of Directors regarding director compensation.

Role of Executive Officers in Compensation Decisions

Our CEO annually reviews with the Compensation Committee and the Board of Directors the performance of each of our executive officers who report directly to him and the annual compensation earned by all executive officers for the year just completed. He also makes recommendations to the Compensation Committee and the Board with respect to the compensation of the executive officers who report directly to him for the current year (including base salary, annual incentive compensation and long-term equity awards). The Compensation Committee considers the recommendations of the CEO in determining and recommending to the Board for approval, the base salary, annual incentive compensation and long-term equity awards for each of the executive officers who report directly to the CEO. Our Chief People Officer also provides input on certain aspects of executive compensation other than her compensation and the compensation of our CEO.

CEO Performance Review and Pay Decisions

Our CEO's annual performance review is overseen by our Nominating and Corporate Governance Committee and led by our Lead Independent Director, with input provided by the entire Board of Directors. Each year, our Compensation Committee reviews the CEO's performance and compensation earned for the year just completed. The Compensation Committee also compares our CEO's compensation to peer and market data, reviews this with WTW and makes a recommendation to the Board with respect to the CEO's compensation for the current year. The CEO is not involved in the final determination regarding his own compensation, and all decisions with respect to the CEO's compensation are made in executive sessions of the Compensation Committee and the Board, without the CEO present.

Scope of Compensation Committee Responsibilities

Our Compensation Committee is responsible for annually reviewing, approving and recommending to the Board of Directors for approval all elements of the compensation of our CEO and the other executive officers who report directly to the CEO. The Compensation Committee also is responsible for reviewing the Company's employee benefit programs, including the competitiveness of those programs, and for providing updates to our Board regarding talent development and succession planning for key executives of the Company other than the CEO (the Nominating and Corporate Governance Committee oversees succession planning for our CEO).

A copy of our Compensation Committee's charter is available on our website at *www.oldnational.com* under the Investor Relations/Governance link.

Compensation Committee Procedures

The Compensation Committee considers information and advice provided by WTW, including peer group and market data, as a baseline for determining the structure of our executive compensation program, the components and amounts of compensation, the relative weighting of each component, total target compensation opportunities and the metrics and performance goals used in the incentive programs for our CEO and other executive officers. The Committee also annually reviews our executive compensation program compared to our peer group and market data, as well as the alignment of our executive pay with the Company's performance.

The Committee seeks to establish total target compensation opportunities at approximately the median of the Company's peer group. The ability to earn pay at the target level depends on performance being achieved at target levels or greater. The Compensation Committee also seeks to allocate compensation opportunities across base salary, annual cash incentives and long-term equity in proportions that appropriately reflect peer group practices and the Company's priorities.

On an annual basis, the Compensation Committee reviews its relationship with WTW. In 2025, consistent with prior years, the Committee concluded that WTW was independent and free of any conflicts of interest with respect to the advice it provided to the Compensation Committee and, with respect to director compensation, the Nominating and Corporate Governance Committee.

2025 Peer Group

Each year, the Compensation Committee selects a peer group of publicly traded financial services companies used in determining the structure and amount of executive compensation, as well as comparing the Company's performance relative to this peer group. The peer group includes a broad representation of bank holding companies with asset sizes that are comparable to the Company's and that have similar business models. The Compensation Committee determines the peer group based on input from WTW and management of the Company.

The composition of the peer group is reviewed annually and may be updated from year to year to take into account the Company's size relative to the peer group as well as mergers, acquisitions and other changes that may impact the inclusion of companies in the peer group. The Compensation Committee has discretion to remove companies from the peer group if their asset sizes, business models or other factors are deemed to be outside a range of relevance to the Company and the other institutions in the group. The Committee may also add companies to the peer group when appropriate. The Committee made no changes to our peer group for 2025, which consisted of the 16 companies set forth below, with asset sizes ranging from $35 billion to $93 billion and a median asset size of $66 billion as of December 31, 2025 (the Company's asset size is currently approximately $72 billion).

• Associated Banc-Corp	• F.N.B. Corporation	• Webster Financial Corporation***
• BOK Financial Corporation	• Hancock Whitney Corporation	• Western Alliance Bancorporation
• Cadence Bank*	• Pinnacle Financial Partners, Inc.**	• Wintrust Financial Corporation
• Columbia Banking System, Inc.	• Synovus Financial Corp.**	• Zions Bancorporation
• Comerica Incorporated	• UMB Financial Corporation	
• First Horizon Corporation	• Valley National Bancorp	

Cadence Bank merged into Huntington Bancshares Incorporated effective February 1, 2026.
**Pinnacle Financial Partners, Inc. and Synovus Financial Corp. merged effective January 1, 2026.*
****Webster Financial Corporation announced its merger transaction with Banco Santander, S.A. on February 3, 2026.*



3 2025 COMPENSATION PROGRAM

In determining executive officer compensation for 2025, the Compensation Committee reviewed our executive compensation structure, its competitiveness relative to our peer group and market data and the alignment of our executive pay with the Company's expected performance.

The Compensation Committee considered the following factors, among others, when setting 2025 compensation for our CEO and our other NEOs.

- Compensation levels of comparable executive officers in our peer group as well as other market data for comparable positions;

- Providing a mix of base salary, annual incentives and long-term equity to align our executive officers' compensation with our peer group and the market generally;

- Our targeted financial and strategic performance objectives for 2025;

- Advice from WTW, the Compensation Committee's independent compensation consultant; and

- Input from our CEO and Chief People Officer.

Components of Our Executive Compensation Program

The three principal components of our executive compensation program consist of:

- Base salary;

- Annual cash incentive compensation; and

- Long-term equity compensation, delivered through both performance- and service-based equity awards.

For 2025, at-risk compensation represented approximately 80% of our CEO's target total direct compensation and approximately 68% of our other Named Executive Officers' target total direct compensation, as shown in the following charts:



CEO
20%
Base Salary
80%
At-Risk
Compensation
55%
Long-term
Equity
25%
Annual
Incentive
Other Named Executive Officers (Average)
40%
Long-term
equity
32%
Base Salary
68%
At-Risk
Compensation
28%
Annual
Incentive

The only elements of our executive officers' compensation for 2025 that we paid in cash were base salary and annual cash incentive compensation. The remaining components of compensation in 2025 consisted of long-term equity awards for our CEO and our other NEOs in the form of performance share units and restricted stock of the Company.

Proxy Statement

The following table provides details on the three core elements of our 2025 executive compensation program:

	COMPONENT	KEY FEATURES
FIXED	**Base Salary** Fixed compensation for performing the responsibilities associated with an executive's position	• Set with reference to scope of role, individual skills and experience and demonstrated performance • Informed by peer and market data for similar positions, generally targeted at median • Reviewed annually with changes effective in March of each year
AT-RISK COMPENSATION	**Annual Incentive Compensation** Rewards short-term financial and operational performance	• Variable, at-risk incentive compensation • Target value informed by peer and market data for similar positions • No award for performance below threshold; 50% of target value is paid for threshold performance; maximum award is capped at 200% of target • Target opportunities expressed as a percentage of base salary:

2025 NEOs	2025 Target
CEO	125%
President and COO	100%
CFO	85%
CEO, Commercial Banking	90%
Chief Administrative Officer	75%

• 2025 awards were based on the Company's adjusted EPS as compared to performance goals established by the Compensation Committee at the beginning of the year

Long-Term Equity Compensation

Aligns executive interests with those of our shareholders over the long-term, motivates sustained shareholder returns and shareholder value, as well as retention of key talent

• Awarded as a combination of performance share units and service-based restricted stock awards
• Considered peer group and market data when establishing mix of performance and service-based awards:

	2025 Equity Mix	
2025 NEOs*	**Performance-Based**	**Service-Based**
CEO	60%	40%
All Other NEOs	50%	50%

• Target value informed by peer and market data for similar positions
• For performance share units, no shares are earned for performance below threshold; 50% of shares are earned for threshold performance; maximum award is capped at 200% of target
• Target opportunities expressed as a percentage of base salary:

2025 NEOs*	2025 Target
CEO	275%
President and COO*	150%
CFO	150%
CEO, Commercial Banking	110%
Chief Administrative Officer	90%

• Performance share units are based on three-year TSR (50%) and ROATCE (50%), with both metrics measured by the Company's performance relative to the performance of companies in the KRX Index
• Service-based restricted stock vests in three equal installments over three years

*The amounts shown represent the long-term equity compensation mix and target levels approved by the Compensation Committee in 2025 for the Company's NEO roles. Mr. Burke did not receive an annual performance share unit or restricted stock award in 2025 because his employment with the Company began in July 2025, which was after the date that the 2025 awards were made. Mr. Burke instead received a one-time service-based sign-on restricted stock award, as referenced on page 44.

The following metrics for our incentive compensation awards were selected given their alignment to short- and long-term value creation and our areas of strategic focus. We also selected these metrics because they are the foundation of what we believe is a responsible incentive program that rewards performance without encouraging excessive risks. In addition, these metrics are commonly used by shareholders and the investment community to evaluate a financial institution's performance.

ONE-YEAR PERFORMANCE METRIC FOR ANNUAL INCENTIVE COMPENSATION	WHY IT MATTERS
Adjusted EPS	Reflects the overall profitability of the Company for a given year; encourages management to continue to focus on near-term operating performance.

THREE-YEAR PERFORMANCE METRICS FOR LONG-TERM EQUITY COMPENSATION	WHY IT MATTERS
Relative TSR (50% weighting)	Reflects long-term shareholder value creation; measurement over a three-year period on a relative basis compared to the companies in the KRX Index; assesses our stock performance and dividend payments against a broad market of comparable companies.
Relative ROATCE (50% weighting)	Aligns with long-term shareholder value creation; correlates to higher valuations for common stock of publicly traded bank holding companies; measurement is based on a relative basis compared to the performance of the companies in the KRX Index; assesses our operational performance against the companies in a broad market of comparable companies.

CEO Pay

Mr. Ryan became the CEO of the Company in 2019. Since that time, the Company has increased in size from approximately $20 billion in assets to approximately $72 billion in assets. As such, Mr. Ryan's annual total compensation has increased to reflect the expanded scope of his responsibilities at a significantly larger organization, as well as to reflect comparability with the compensation of CEOs of companies in our peer group.

Base Salary

Base salary is the only component of compensation that is not subject to the achievement of performance goals or vesting criteria. Base salary is designed to provide a fixed level of cash compensation for effectively performing the responsibilities associated with an executive's position. We establish base salary ranges for each position based on the ranges for similar positions at peer group companies and other market data provided by WTW. In general, we target base salaries at approximately the median of our peer group or relevant market data. We review base salaries annually and adjust them in March of each year taking into account factors such as peer or market data, changes in duties and responsibilities, individual skills and experience and demonstrated individual performance.

In addition, when determining the 2025 base salaries of Mr. Ryan and our other Named Executive Officers, the Compensation Committee considered each officer's overall skills, financial acumen, strategic insights and leadership role in achieving the strong financial results of the Company. The Committee also considered the recommendations of Mr. Ryan when making the compensation decisions for Messrs. Burke, Moran and Sandgren and Ms. Vanzo.

Proxy Statement

The 2025 base salaries for our NEOs as determined by the Compensation Committee and approved by our Board of Directors were as follows:

Name	2025 Base Salary[1]
James C. Ryan, III	$ 1,273,300
Timothy M. Burke, Jr.	750,000
John V. Moran, IV	620,000
James A. Sandgren	665,000
Kendra L. Vanzo	495,000

(1) 2025 base salaries became effective in March 2025, other than Mr. Burke's, which became effective on July 22, 2025, when he became President and Chief Operating Officer of the Company.

Annual Incentive Compensation Plan

Overview. Our AICP provides an opportunity for team members who participate in this plan, including our NEOs, to earn short-term incentive compensation based upon the achievement of corporate performance compared to pre-set performance goals determined by our Compensation Committee at the beginning of the year. At threshold performance, a participant earns 50% of his or her target award, 100% of target is earned for target performance and 200% of target is earned for maximum performance. No incentive payments are made for performance below the threshold performance level. For performance between threshold and target or between target and maximum, the payout is determined in accordance with a payout curve established by the Compensation Committee at the beginning of the year when the awards are granted.

Each year, the Compensation Committee selects the annual incentive compensation metric(s), performance goals and weightings based on the following objectives:

- Link pay with annual corporate performance;

- Emphasize overall profitability of the Company and teamwork to achieve performance goals;

- Incentivize continued profitable loan growth, with emphasis on credit quality;

- Incentivize continued fee income growth; and

- Motivate growth of deposits and maintain a quality, low-cost core deposit base.

The Compensation Committee establishes rigorous short-term performance metrics and goals based upon our annual budget and operating plan. Metrics may include financial, operational, strategic or other key indicators of Company performance. Performance goals are intended to require strong performance to achieve target payout levels.

Annual incentive compensation awards earned are based upon the achievement of the performance goals established by the Compensation Committee at the beginning of the year. The payouts of annual incentive compensation awards are typically in cash but may be paid, in part, in shares of our common stock. Payouts to our NEOs are approved by our Board of Directors based upon the recommendation of our Compensation Committee.

2025 Annual Incentive Compensation Plan Structure.* The Compensation Committee selected adjusted EPS as the sole metric for our 2025 AICP to focus management's efforts on the Company achieving strong short-term financial performance. In February 2025, the Compensation Committee determined that adjusted EPS of $2.08 would be required for payout at target, or 100%, under our AICP.

The target adjusted EPS performance goal of $2.08 for our 2025 AICP was based on our Board-approved 2025 operating plan and budget. This target performance goal of adjusted EPS of $2.08 represented a 12% increase over the adjusted EPS of $1.86 that the Company achieved in 2024. The 2025 operating plan and budget assumed the Bremer partnership would close by mid-2025.

The threshold, target and maximum performance goals for the adjusted EPS metric under our AICP for 2025 are shown in the table below.

	Threshold	Target	Maximum
Adjusted Earnings Per Share	$1.88	$2.08	$2.28
Payout Level	50%	100%	200%

Determination of 2025 AICP Payout. The Company's adjusted EPS for 2025 was $2.21. This above-target performance was driven primarily by strong loan, core deposit and fee income growth, strong credit performance, disciplined expense management and a lower effective tax rate. In addition, the successful closing and integration of the Bremer partnership contributed to above-target performance. Based on the payout curve established by the Compensation Committee at the beginning of 2025, adjusted EPS of $2.21 resulted in a payout under our AICP for 2025 at 129% of target performance.

*References to EPS in this section are to adjusted EPS, which is an adjusted, non-GAAP financial measure that excludes certain items related to 2025, such as merger-related charges associated with completed and pending acquisitions, CECL Day 1 non-PCD provision expense, pension plan gain, reduction to previously accrued FDIC special assessment expense and net securities losses. The equivalent GAAP measure for adjusted EPS is $1.79. Reference is made to the non-GAAP reconciliation included in the Company's January 21, 2026 press release reporting its financial results for its 2025 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 21, 2026.

Long-Term Equity Compensation (Performance Share Units and Restricted Stock)

Our long-term executive compensation consists entirely of equity awards. We believe that stock ownership by our executive officers is an important tool for aligning their interests with those of our shareholders, thereby reinforcing a focus on the long-term financial and stock performance of the Company.

The Compensation Committee selected the allocation of long-term equity compensation between performance share units and service-based restricted stock (and with respect to performance share units, the metrics, performance goals and weightings) based on the following strategic objectives:

- Link pay with long-term corporate performance and stock price growth;
- Emphasize the Company's long-term profitability and strategies;
- Encourage achievement of business goals that will enhance long-term shareholder value;
- Reward and retain executives, whose future services are considered essential to the ongoing success of the Company;
- Provide stock ownership opportunities for our executives, which further align their interests with those of our shareholders; and
- Promote excellence and teamwork across our executive team.

Annual equity awards in 2025 for our CEO and other NEOs are summarized below:

NAMED EXECUTIVE OFFICER LONG-TERM EQUITY COMPENSATION

Performance Share Units • CEO – 60% of total equity award • All other NEOS – 50% of total equity award	**Total Shareholder Return (TSR) – 50%** Total Shareholder Return relative to the performance of the companies in the KRX Index measured over a three-year period ending on December 31, 2027. **Return on Average Tangible Common Equity (ROATCE) – 50%** Return on Average Tangible Common Equity relative to the performance of companies in the KRX Index measured at the end of the three-year period ending on December 31, 2027.
Service-Based Restricted Stock • CEO – 40% of total equity award • All other NEOs – 50% of total equity award	**Three-Year Annual Vesting** Service-based restricted stock that vests in equal annual installments over a three-year period.

The number of performance share units and shares of service-based restricted stock that we award to our CEO and other NEOs and executives is based upon a percentage of their base salaries following consultation with WTW and consideration of peer and market practices. In general, we seek to set long-term compensation opportunities that approximate the median for our peer group.

The Compensation Committee typically makes recommendations to our Board of Directors regarding equity compensation awards at its meeting in February of each year, and these awards are then reviewed and approved by the Board of Directors at its February meeting. Under special circumstances, such as the hiring of a new employee during a given year or a substantial promotion of an existing executive, the Compensation Committee may award equity compensation at other times during the year.

Long-term equity compensation awards granted in 2025 were made under our 2008 Equity Plan, which has been approved by our shareholders. These awards are reflected in the *"Grants of Plan-Based Awards During 2025"* table on page 62.

Performance Share Units. For each performance share unit award, our Compensation Committee established threshold, target and maximum performance levels relative to the performance of the companies in the KRX Index. The performance share units that may be earned for the 2025 awards are as follows:

METRIC	BELOW THRESHOLD	THRESHOLD	TARGET	MAXIMUM
Relative TSR (50%)	Less than 25th percentile	25th percentile	50th percentile	90th percentile
Relative ROATCE (50%)	Less than 25th Percentile	25th percentile	50th percentile	90th percentile
Associated Payout	No Award	50% of target shares	100% of target shares	200% of target shares

The TSR performance metric takes into account both stock price appreciation and cash dividends (assuming dividend reinvestment), expressed as a percentage increase or decrease. TSR is measured for the Company and compared to the TSR for the other companies in the KRX Index for the applicable three-year performance period to determine the Company's relative percentile ranking and the corresponding number of performance share units that are earned and converted into shares of our common stock.

Similarly, ROATCE is measured for the Company and compared to the ROATCE for the other companies in the KRX Index as of the end of the three-year performance period to determine the Company's relative percentile ranking and the corresponding number of performance share units that are earned and converted into shares of our common stock.

In addition to relative TSR and ROATCE performance compared to the KRI Index, the number of performance share units earned is determined based upon a payout curve established by the Compensation Committee when the awards are granted. No performance share units are earned for performance below threshold.

Shares distributed for any performance share units earned must be held until the executive meets the requirements in the Company's stock ownership guidelines. Dividends on performance share units are accrued but not paid until the award is earned following the completion of the performance period. Accrued dividends are then paid in additional shares of Company common stock if the performance share units are earned.

In addition, in order to earn a performance share unit award, an executive must, with certain limited exceptions, be employed by the Company during the entire performance period and, following the end of the performance period, until the Company's relative performance and resulting earned shares are determined by the Compensation Committee.

The annual performance share unit award opportunities granted to our NEOs in the first quarter of 2025 for the 2025-2027 performance period are set forth below. Grant date fair values are based upon the methodology reflected in the *Summary Compensation Table*, see page 61. Mr. Burke did not receive a performance share unit award in 2025 because his employment with the Company began in July 2025, which was after the date that the 2025 awards were made.

Name	Number of PSUs Awarded	Grant Date Fair Value of PSUs
James C. Ryan, III	88,163	$ 2,514,845
Timothy M. Burke, Jr.	—	—
John V. Moran, IV	19,513	556,604
James A. Sandgren	15,348	437,802
Kendra L. Vanzo	9,347	266,619

Performance Share Units Earned for the 2023-2025 Performance Period. As explained above, the metrics for the performance share unit awards for the three-year performance period that ended on December 31, 2025 were the Company's relative TSR and ROATCE as compared to the performance of the companies in the KRX Index.

The Company's TSR for the 2023-2025 performance share unit awards was 39.4%, which equated to performance at approximately the 76th percentile as compared to the KRX Index. This resulted in the performance share units for the TSR metric being earned at 166% of target.

The Company's ROATCE for the 2023-2025 performance share unit awards was 18.6%, which equated to performance at approximately the 95th percentile as compared to the KRX Index. This resulted in the performance share units for the ROATCE metric being earned at 200% of target.

The combined performance of the TSR and ROATCE metrics resulted in the performance share unit awards for the 2023-2025 performance period being earned at 183% of target and paid in March 2025.

Service-Based Restricted Stock. We granted our annual service-based restricted stock awards to our NEOs (other than Mr. Burke) in the first quarter of 2025 that will vest in equal annual installments over a three-year period ending in March 2028. We granted to Mr. Burke a one-time restricted stock award on

Proxy Statement

August 1, 2025 following his appointment as the new President and Chief Operating Officer of the Company. The annual restricted stock awards will vest in equal annual installments over a three-year period, assuming continued employment by the executive on each vesting date, with certain limited exceptions. The one-time award to Mr. Burke will vest in equal installments over a four-year period, also assuming continued employment by Mr. Burke on each vesting date, with certain limited exceptions.

We pay current cash dividends on service-based restricted stock during the vesting period. After the restricted stock vests, the executive must hold the shares until he or she meets the requirements in the Company's stock ownership guidelines.

The annual restricted stock awards granted to our NEOs in 2025 are set forth below. Grant date fair values are based upon the closing price of the Company's common stock on the date of the grant.

Name	Number of Shares of Restricted Stock Awarded	Grant Date Fair Value of Shares
James C. Ryan, III	58,776	$ 1,395,930
Timothy M. Burke, Jr.[1]	33,000	673,200
John V. Moran, IV	19,513	463,434
James A. Sandgren	15,348	364,515
Kendra L. Vanzo	9,347	221,991

(1) Mr. Burke's 2025 restricted stock award reflects a one-time award granted to Mr. Burke on August 1, 2025, in connection with his appointment as the President and Chief Operating Officer of the Company.

Retirement and Other Welfare Benefits

We maintain a tax-qualified defined contribution plan, known as our 401(k) Plan. The 401(k) Plan allows employees to make pre-tax and Roth 401(k) Plan contributions. Subject to the conditions and limitations of the 401(k) Plan, new employees are automatically enrolled in the 401(k) Plan with an automatic deferral of 5% of eligible compensation, unless participation is changed or declined. All active participants receive a Company match of 100% of the first 5% of their eligible compensation that they contribute into the 401(k) Plan. We may also make additional profit-sharing contributions, in our discretion. To receive profit-sharing contributions from the Company in a given year, an employee must have (i) completed at least 1,000 hours of service during the year and (ii) been employed on the last day of the year or retired on or after age 65, died or become disabled during the year.

We also maintain a nonqualified deferred compensation plan, known as our Executive Deferred Compensation Plan, for certain management employees. Our CEO and other NEOs and executives are eligible to participate in the plan. An executive may elect to defer up to 25% of his or her base salary and up to 75% of his or her annual cash bonus in this plan. We also provide matching contribution credits under the plan, reduced by any matching contributions under the 401(k) Plan. In addition, we may provide discretionary contribution credits to make up for any reduction in discretionary profit-sharing contributions under the 401(k) Plan due to Internal Revenue Code contribution limits applicable to tax-qualified retirement plans.

Perquisites

In general, we believe that perquisites should not constitute a material portion of any executive's compensation. Old National offers a limited number of perquisites, including only programs that are aligned with customary market practices. Detailed information regarding perquisites and other compensation is provided in *Compensation Tables* beginning on page 61.



4 POLICIES, GUIDELINES AND OTHER PRACTICES

Stock Ownership Guidelines

The Nominating and Corporate Governance Committee and Board of Directors have adopted stock ownership guidelines for the Company's executive officers, including our NEOs, that are consistent with market practices and ensure our executives retain stock of the Company received as compensation until the target ownership level is achieved. Under the guidelines, the NEOs are required to hold shares of our common stock with a value which is the lesser of the following:

POSITION OR SALARY	TARGET OWNERSHIP GUIDELINES
Chief Executive Officer	5x salary in stock or 200,000 shares
Chief Operating Officer	4x salary in stock or 100,000 shares
Salary equal to or greater than $250,000	3x salary in stock or 50,000 shares

As of the date of this Proxy Statement, each of our NEOs has met the applicable stock ownership guidelines requirement other than Mr. Burke, who joined the Company on July 22, 2025 and is in the stock accumulation period permitted under the stock ownership guidelines. For purposes of the stock ownership guidelines, unvested shares of service-based restricted stock, phantom shares in our Executive Deferred Compensation Plan and shares held in our 401(k) Plan are considered owned. Unearned performance share units are not counted towards the satisfaction of our stock ownership guidelines.

Clawback, Insider Trading and Anti-Pledging and Anti-Hedging Policies

Clawback Policy. The Company maintains a clawback policy that complies with Nasdaq listing and SEC rules relating to clawback policies. The Company's clawback policy provides for recovery of incentive-based compensation (including both cash and equity compensation) erroneously received by current or former executive officers during the three completed fiscal years immediately preceding the year in which the Company is required to prepare a restatement of its financial statements due to material non-compliance with financial reporting requirements. The amount of incentive-based compensation subject to recovery as erroneously received during the three-year lookback period is the excess of such compensation actually received over the amount that would have been received had the relevant Company financial statements been correct in the first instance.

Any recoupment under this clawback policy would be in addition to any similar rights or remedies the Company may have under any employment, award or other agreements, incentive compensation plan or similar plans or programs, other clawback, recovery or forfeiture policies or any laws, rules or listing standards applicable to the Company.

The Board of Directors believes that this policy and the recoupment terms in other agreements or plans, along with Company requirements that executive officers maintain a significant level of stock ownership in the Company during their employment, provide significant incentives for such executives to avoid taking inappropriate risks and to support sound enterprise risk assessment and oversight, while also helping promote management of the Company with a long-term view. Our clawback policy can be found at Exhibit 97 to our most recent Form 10-K.

Insider Trading Policy and Prohibitions on Pledging and Hedging. Under our insider trading policy, all directors, officers and employees, including certain of their family members and others described below, are prohibited at all times from: (i) holding any Company securities in a margin account,

Proxy Statement

borrowing against any account in which Company securities are held or pledging Company securities as collateral for a loan without the prior approval of our Chief Legal Officer; (ii) engaging in puts, calls or other derivative transactions relating to the Company's securities; (iii) short-selling securities of the Company; and (iv) purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of any equity securities of the Company.

The foregoing restrictions apply to all types of securities of the Company that are owned directly or indirectly by any director, officer or employee, including Company securities owned by any family members where the director, officer or employee is deemed to beneficially own such securities or by any other persons or entities designated to engage in securities transactions on behalf of such director, officer or employee. These restrictions will not preclude any director, officer or employee, their family members or their designees from investing in broad-based mutual or index funds that may hold Company securities. Our insider trading policy can be found at Exhibit 19 to our most recent Form 10-K.

Risk Assessment of Executive Compensation Program

Each year, our Chief Risk Officer performs an executive compensation program risk assessment and presents the results to our Compensation Committee. The Compensation Committee reviews the results and discusses the assessment with both our Chief Risk Officer and WTW. The risk assessment allows our Compensation Committee to confirm that our executive compensation program is designed such that executive officers are not encouraged to take excessive or imprudent risks to enhance their compensation. As part of its risk assessment process in 2025, the Compensation Committee confirmed the following:

- The risks associated with the Company's compensation programs for all employees are appropriately identified and managed.

- Compensation arrangements appropriately balance risk taking with financial results in a way that does not encourage excessive risk-taking beyond the ability of the Company to identify and manage the risk.

- The Company's compensation arrangements are compatible with effective controls and risk management and are supported by appropriate corporate governance processes, including active and effective oversight.

Tax Considerations

Section 162(m) of the Internal Revenue Code was amended by the Tax Cuts and Jobs Act of 2017 to eliminate the tax deduction for performance-based compensation (other than with respect to payments made in accordance with certain "grandfathered" arrangements entered into prior to November 2, 2017) and to expand the group of current and former executive officers who may be covered by the $1 million per year compensation deduction limit per covered employee under Section 162(m). The Compensation Committee intends to continue the pay-for-performance philosophy of awarding executive pay notwithstanding the deductibility limitation of Section 162(m).

Employment and Confidentiality/Restrictive Covenant Agreements with Our Executive Officers

Each of Messrs. Ryan, Burke, Moran and Sandgren and Ms. Vanzo is a party to an employment agreement with the Company (the "Employment Agreements") along with a confidentiality and restrictive covenants agreement (the "CRC Agreements"). Under their Employment Agreements, the executives are entitled to base salary, short- and long-term compensation opportunities (both cash and equity) and other employee benefits made available to similarly situated executives.

The Employment Agreements require the Company to make severance payments upon certain terminations of employment, including upon a termination by the Company of the executive's employment (other than for Cause) or a resignation of employment by the executive for Good Reason, either prior to or following a Change in Control of the Company (as such terms are defined in the applicable Employment Agreement). To receive his or her severance benefits, the executive must satisfy the terms of his or her Employment Agreement, including the timely execution by the executive of a release of claims against the Company and, in situations involving a resignation for Good Reason, provision of timely notice to the Company of the executive's asserted Good Reason basis for resignation.

The Employment Agreements also provide for enhanced severance benefits upon the occurrence of a "second trigger" (termination of the executive's employment without Cause or resignation by the executive for Good Reason) following a qualifying change in control of the Company.

See *"Potential Payments upon Termination of Employment or Change in Control"* beginning on page 65 for a description of the Company's obligations to the NEOs under various described employment termination scenarios, either before or after a change in control. See also the tables in that section that set forth the estimated values and details of the termination benefits payable to the NEOs under those circumstances.

In addition, the Employment and CRC Agreements provide for, among other terms:

- No Gross-up on Severance Benefits – The Company does not provide any tax gross-up on severance benefits, including in connection with any change in control. If any change in control-related severance amounts otherwise would constitute "excess parachute payments" subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, the payment will be reduced to the safe harbor amount in a manner determined by the Company.

- No Gross-up on Benefit Continuation – There will be a continuation of medical benefit coverage provided by the Company for a period of time after employment is terminated in certain circumstances. Any tax resulting from these payments will be the executive's responsibility.

- No Walk Away Provision – Executives do not have the ability to voluntarily terminate their employment following a change in control and receive severance benefits without the occurrence of a "double trigger," namely events or circumstances constituting Good Reason (as defined in the Employment Agreements). Executives have the right to terminate their employment for Good Reason within 24 months following a change in control and receive severance and other benefits.

- Confidentiality, Non-Solicitation and Non-Competition Covenants – Executives must comply with certain confidentiality, non-solicitation and non-competition covenants contained in their Employment Agreements or CRC Agreements, both during and following their employment with the Company.

The Employment Agreements and CRC Agreements were entered into after the Compensation Committee reviewed their material terms and market practices with respect to such arrangements. Based on information and input provided by WTW, the Compensation Committee determined that the total compensation and benefits provided in the Employment Agreements, including the severance benefits in different employment termination scenarios, were consistent with prevailing market practices.

See *"Named Executive Officer Employment Agreements"* beginning on page 64 for additional information regarding the Employment Agreements and CRC Agreements.

Proxy Statement

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of SEC Regulation S-K with management and, based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the foregoing Compensation Discussion and Analysis be included in this Proxy Statement.

Members of the Compensation Committee

Kathryn J. Hayley, Chair
Peter J. Henseler, Vice Chair
Barbara A. Boigegrain
Daniel S. Hermann
Ryan C. Kitchell
Austin M. Ramirez
Thomas E. Salmon
Rebecca S. Skillman

COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The table below provides information regarding compensation earned by our Named Executive Officers in 2025:

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Non-Equity Incentive Plan Compensation (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
James C. Ryan, III Chairman and Chief Executive Officer	2025	$1,263,877 $	—	$3,910,775	$ 2,038,002	$ 139,213	$ 281,412	$7,633,279
	2024	1,210,973	—	4,229,568	1,740,774	—	361,518	7,542,833
	2023	1,144,423	—	3,011,947	2,145,793	6,692	214,656	6,523,511
Timothy M. Burke, Jr. President and Chief Operating Officer	2025	314,423	600,000	673,200	750,000	—	154,067	2,491,690
John V. Moran, IV Senior EVP and Chief Financial Officer	2025	616,154	—	1,020,038	675,613	769	75,857	2,388,431
	2024	522,308	62,500	853,196	480,523	7,969	76,912	2,003,408
	2023	395,192	62,500	299,173	296,394	7,601	38,062	1,098,922
James A. Sandgren CEO, Commercial Banking	2025	662,115	—	802,317	728,790	7,526	111,029	2,311,777
	2024	645,192	—	1,032,907	551,337	109,459	151,955	2,490,850
	2023	620,192	—	687,584	790,745	—	92,342	2,190,863
Kendra L. Vanzo Senior EVP and Chief Administrative Officer	2025	490,769	—	488,610	474,819	17,895	60,462	1,532,555
	2024	468,577	125,000	545,595	350,261	12,606	90,212	1,592,251
	2023	445,192	125,000	360,044	434,062	—	50,204	1,414,502

(1) 2025 base salaries became effective in March 2025, other than Mr. Burke's, which became effective on July 22, 2025, when he was hired as President and Chief Operating Officer of the Company.

(2) For 2025, this column reflects a sign-on bonus paid to Mr. Burke in connection with his employment as the Company's President and Chief Operating Officer.

(3) Stock awards include entirely performance share units and service-based restricted stock granted under our 2008 Equity Plan. The grant date value of these stock awards is determined under FASB ASC Topic 718. For performance share units, the grant date value reflected is based on the number of units that would be earned at target performance. The value of the awards assuming the maximum performance levels are achieved for the 2025, 2024 and 2023 awards, respectively, would be: Mr. Ryan ($6,425,620, $6,458,180 and $4,839,604); Mr. Burke ($673,200); Mr. Moran ($1,576,642, $1,000,212, and $420,883); Mr. Sandgren ($1,240,119, $1,450,058 and $1,036,263); and Ms. Vanzo ($755,229, $766,356, and $542,624). For the number of performance share units and shares of service-based restricted stock awarded in 2025, please refer to the table captioned "Grants of Plan-Based Awards during 2025."

(4) These amounts reflect annual cash incentive compensation awards earned under the AICP. Mr. Burke's 2025 was guaranteed at 100% of his annualized target under the plan as part of his employment offer.

(5) None of our executives have any benefits under the Company's remaining frozen defined benefit pension plan. Any amounts listed for 2025, 2024 and 2023 represent the amount of the executive's earnings credited under our Executive Deferred Compensation Plan in excess of the earnings that would have been credited using the applicable federal long-term rate, with compounding (as described by Section 1274(d) of the Internal Revenue Code).

(6) The amounts reflected in this column include perquisites, Company contributions to defined contribution plans, cash dividends on restricted stock and premiums for life insurance for the executive. Please refer to the additional detailed information in the next table captioned "All Other Compensation for 2025."

Proxy Statement

ALL OTHER COMPENSATION FOR 2025

Name	Perquisites & Other Personal Benefits (1)	Company Contributions to Defined Contribution Plans (2)	Cash Dividends on Restricted Stock	Life Insurance Premiums (3)	Total
James C. Ryan, III	$ 35,540	$ 168,088	$ 74,919	$ 2,865	$ 281,412
Timothy M. Burke, Jr.	132,561	11,538	9,240	728	154,067
John V. Moran, IV	6,025	41,185	27,244	1,403	75,857
James A. Sandgren	17,007	72,047	20,457	1,518	111,029
Kendra L. Vanzo	2,480	45,382	11,492	1,108	60,462

(1) Mr. Ryan had personal use of the Company's corporate airplane valued at $12,785. Messrs. Ryan, Burke and Sandgren received country club membership benefits of $6,294, $7,872 and $7,865, respectively, for business development purposes. Messrs. Ryan and Sandgren both received executive physical benefits of $1,436 and $1,617, respectively. Both also received financial planning benefits of $15,000 and $7,500, respectively, and $25 in benefits as a part of a broad-based company team member recognition program. As a part of Mr. Burke's relocation to Evansville, Indiana, he received total relocation benefits of $124,689.

(2) Amounts in this column include the following amounts contributed by the Company to the Company's 401(k) Plan and Executive Deferred Compensation Plan, respectively, for the following NEOs: Mr. Ryan: $17,500 and $150,588; Mr. Burke: $11,538 and $0; Mr. Moran: $17,500 and $23,685; Mr. Sandgren: $17,500 and $54,547; and Ms. Vanzo: $17,500 and $27,882.

(3) Amounts in this column reflect life insurance premiums paid by the Company for each NEO. Executive officers receive group life insurance coverage equal to two times base salary.

GRANTS OF PLAN-BASED AWARDS DURING 2025

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold (c)	Target (d)	Maximum (e)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Threshold (f)	Target (g)	Maximum (h)	All Other Stock Awards: Number of Shares of Stock or Units (3) (i)	All Other Option Awards: Number of Securities Underlying Options (4) (j)	Exercise or Base Price of Option Awards per Share (4) (k)	Grant Date Fair Value of Stock and Option Awards (5) (l)
James C. Ryan, III	3/1/2025	$ 789,923	$1,579,846	$3,159,692	—	—	—	—	—	—	$ —
	3/1/2025	—	—	—	44,082	88,163	176,326	—	—	—	2,514,845
	3/1/2025	—	—	—	—	—	—	58,776	—	—	1,395,930
Timothy M. Burke, Jr.	8/1/2025	375,000	750,000	1,500,000	—	—	—	—	—	—	—
	8/1/2025	—	—	—	—	—	—	33,000	—	—	673,200
John V. Moran, IV	3/1/2025	261,866	523,731	1,047,462	—	—	—	—	—	—	—
	3/1/2025	—	—	—	9,757	19,513	39,026	—	—	—	556,604
	3/1/2025	—	—	—	—	—	—	19,513	—	—	463,434
James A. Sandgren	3/1/2025	297,952	595,904	1,191,808	—	—	—	—	—	—	—
	3/1/2025	—	—	—	7,674	15,348	30,696	—	—	—	437,802
	3/1/2025	—	—	—	—	—	—	15,348	—	—	364,515
Kendra L. Vanzo	3/1/2025	184,039	368,077	736,154	—	—	—	—	—	—	—
	3/1/2025	—	—	—	4,674	9,347	18,694	—	—	—	266,619
	3/1/2025	—	—	—	—	—	—	9,347	—	—	221,991

(1) All non-equity incentive plan awards in 2025 were made under the Company's AICP. Mr. Burke's awards represent threshold, target and maximum amounts based on a full year of employment. Mr. Burke's 2025 award was guaranteed at 100% of his annualized target under the plan as part of his employment offer.

(2) The shares in Columns (f), (g) and (h) represent performance share units granted under our 2008 Equity Plan. These performance share unit awards are earned based upon the Company's relative performance compared to the other companies in the KRX Index, with 50% of the total award based upon TSR and the remaining 50% of the total award based upon ROATCE. The performance period for all of the performance share unit awards is the three-year period ending December 31, 2027, with the restriction period ending on March 15, 2028. Dividends accrue on performance share units during the performance period and are paid in shares of Company common stock once the award is earned.

(3) The shares in Column (i) represent service-based restricted stock awards granted under our 2008 Equity Plan that vest in three substantially equal annual installments on the anniversary date of the grant in 2026, 2027 and 2028. Shares of service-based restricted stock granted on August 1, 2025 to Mr. Burke were made in connection with his employment as President and Chief Operating Officer of the Company and will vest in four substantially equal installments on August 1, 2026, 2027, 2028 and 2029. Vesting for all shares is contingent upon the NEO remaining employed during the required service period, with certain limited exceptions. NEOs are entitled to receive dividends on the shares of restricted stock during the vesting period.

(4) No stock options were granted in 2025.

(5) The fair market value of the ROATCE performance share units reported in Column (l) is the grant date value based on the closing price of the Company's common stock. A Monte-Carlo simulation is used to determine the fair market value of the

TSR performance share units reported in this column. The fair market value of the service-based restricted stock reported in Column (l) is the grant date value of the awards based on the closing price of the Company's common stock.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2025

	Stock Awards (1)						
Name	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested		Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or or Other Rights that Have Not Vested
James C. Ryan, III	22,545	(2)	$ 502,979		222,514	(7)	$ 4,964,287
	52,463	(3)	1,170,450		249,580	(8)	5,568,130
	58,776	(4)	1,311,293		178,600	(9)	3,984,566
Timothy M. Burke, Jr.	33,000	(5)	736,230		—		—
John V. Moran, IV	3,379	(2)	75,385		14,818	(7)	330,590
	7,788	(3)	173,750		16,464	(8)	367,312
	14,376	(6)	320,729		39,528	(9)	881,870
	19,513	(4)	435,335		—		—
James A. Sandgren	6,452	(2)	143,944		42,450	(7)	947,060
	14,730	(3)	328,626		46,716	(8)	1,042,234
	15,348	(4)	342,414		31,092	(9)	693,663
Kendra L. Vanzo	3,379	(2)	75,385		22,228	(7)	495,907
	7,796	(3)	173,929		24,722	(8)	551,548
	9,347	(4)	208,532		18,934	(9)	422,418

(1) The table values are based on a price of $22.31, the closing price of the Company's common stock as reported by the Nasdaq Stock Market on December 31, 2025, the last trading day of the year.

(2) Represents shares of service-based restricted stock granted in 2023 under our 2008 Equity Plan that vested on March 1, 2026.

(3) Represents shares of service-based restricted stock granted in 2024 under our 2008 Equity Plan that will vest in two remaining substantially equal installments on March 1 of 2026 and 2027.

(4) Represents shares of service-based restricted stock granted in 2025 under our 2008 Equity Plan that will vest in three substantially equal installments on March 1 of 2026, 2027 and 2028.

(5) Represents shares of service-based restricted stock granted under our 2008 Equity Plan in connection with Mr. Burke's employment as the Company's President and Chief Operating Officer on July 22, 2025, that will vest in four substantially equal installments on August 1 of 2026, 2027, 2028 and 2029.

(6) Represents shares of service-based restricted stock granted under our 2008 Equity Plan in connection with Mr. Moran's promotion to Senior Executive Vice President and Chief Financial Officer of the Company that will vest in two substantially equal installments on September 1 of 2026 and 2027.

(7) Represents performance share units granted in 2023 under our 2008 Equity Plan. Each such performance share unit may be earned based upon the Company's relative performance compared to the other companies in the KRX Index, with 50% of the total award based upon TSR and the remaining 50% of the total award based upon ROATCE. The performance period for all of these performance-based awards was the three-year period ended December 31, 2025, with the restriction period having ended on March 15, 2026. Dividends accrue on performance share units during the performance period and are paid in shares of Company common stock once the award is earned. The number of performance share units shown in the table assumes maximum performance has been achieved. With respect to Mr. Ryan, Mr. Moran, Mr. Sandgren and Ms. Vanzo: the number of shares that would result from threshold performance would be 55,628, 3,704, 10,611 and 5,555, respectively; and the number of shares that would result from target performance would be 111,256, 7,408, 21,225 and 11,113, respectively.

(8) Represents performance share units granted in 2024 under our 2008 Equity Plan. Each such performance share unit may be earned based upon the Company's relative performance compared to the other companies in the KRX Index, with 50% of the total award based upon TSR and the remaining 50% of the total award based upon ROATCE. The performance period for all of these performance-based awards is the three-year period ending December 31, 2026, with the restriction period ending on March 15, 2027. Dividends accrue on performance share units during the performance period and are paid in shares of Company common stock once the award is earned. The number of performance share units shown in the table assumes maximum performance has been achieved. With respect to Mr. Ryan, Mr. Moran, Mr. Sandgren and Ms. Vanzo: the number of shares that would result from threshold performance would be 62,394, 4,115, 11,677 and 6,180, respectively; and the number of shares that would result from target performance would be 124,789, 8,231, 23,357 and 12,361, respectively.

(9) Represents performance share units granted in 2025 under our 2008 Equity Plan. Each such performance share unit may be earned based upon the Company's relative performance compared to the other companies in the KRX Index, with 50% of the total award based upon TSR and the remaining 50% of the total award based upon ROATCE. The performance period for all of these performance-based awards is the three-year period ending December 31, 2027, with the restriction period ending on March 15, 2028. Dividends accrue on performance share units during the performance period and are paid in shares of Company common stock once the award is earned. The number of performance share units shown in the table assumes maximum performance has been achieved. With respect to Mr. Ryan, Mr. Moran, Mr. Sandgren and Ms. Vanzo: the number of shares that would result from threshold performance would be 46,355, 10,258, 8,070 and 4,913, respectively; and the number of shares that would result from target performance would be 90,437, 20,015, 15,744 and 9,587, respectively.

Proxy Statement

OPTION EXERCISES AND STOCK VESTED IN 2025

Name	Stock Awards: Number of Shares Acquired on Vesting	Value Realized on Vesting
James C. Ryan, III	309,209	$ 6,797,303
Timothy M. Burke, Jr.	—	—
John V. Moran, IV	35,713	806,185
James A. Sandgren	73,065	1,630,225
Kendra L. Vanzo	37,949	847,168

2025 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year	Company Contributions in Last Fiscal Year (1)	Aggregate Earnings in Last Fiscal Year (2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (3)
James C. Ryan, III					
ONB Executive Deferred Compensation Plan	$ 240,372	$ 150,588	$ 277,434	—	$ 2,630,504
Timothy M. Burke, Jr.					
ONB Executive Deferred Compensation Plan	—	—	—	—	—
John V. Moran, IV					
ONB Executive Deferred Compensation Plan	108,428	23,685	21,732	—	382,787
James A. Sandgren					
ONB Executive Deferred Compensation Plan	97,076	54,547	77,469	—	1,316,312
Kendra L. Vanzo					
ONB Executive Deferred Compensation Plan	63,800	27,882	57,408	—	754,470

(1)   These amounts are also included under "All Other Compensation" in the "Summary Compensation Table" on page 61.

(2)   Of the 2025 balances reported in this column, the amounts of $139,213, $769, $7,526 and $17,895 with respect to Mr. Ryan, Mr. Moran, Mr. Sandgren and Ms. Vanzo, respectively, were also reported under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" in the "Summary Compensation Table" on page 61.

(3)   Of the 2025 balances reported in this column, the amounts of $547,527, $49,214, $390,540 and $135,334 with respect to Mr. Ryan, Mr. Moran, Mr. Sandgren and Ms. Vanzo, respectively, were reported in the Summary Compensation Table in prior years.

NAMED EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

Overview of Employment and CRC Agreements

Each of Messrs. Ryan, Burke, Moran and Sandgren and Ms. Vanzo is party to an Employment Agreement and CRC Agreement with the Company. The Employment Agreements with each of our NEOs provide for automatic, successive one-year terms ending on December 31 of each year unless the executive or the Company provides written notice of non-renewal to the other at least 60 days before the end of the applicable year. The Employment Agreements set forth the position, responsibilities and annual compensation, among other items, of each executive. In general, under their Employment Agreements, the NEOs are entitled to a base salary, incentive compensation opportunities (both cash and equity) and other employee benefits as determined by our Board of Directors.

The Employment Agreements require the Company to make severance payments upon certain employment terminations, including upon a termination of the executive's employment (other than for Cause) or a resignation of employment by the executive for Good Reason, either prior to or following a Change in Control of the Company (as such terms are defined in the applicable Employment Agreement). Termination of employment also may impact outstanding equity awards, as well as benefits payable under employee benefit plans.

The CRC Agreements with our NEOs contain confidentiality, non-solicitation and non-competition provisions applicable to the executive. The confidentiality terms in those agreements apply during and after the executive's employment with the Company. Under the CRC Agreements, the non-solicitation and non-competition provisions apply during employment and remain in effect for a period of one year following any employment termination, subject to extension for any period in which the executive is in breach of those provisions.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following scenarios take into account each termination of employment situation – voluntary resignation (including retirement), death or disability, termination for Cause, termination without Cause and resignation for Good Reason – both prior to and following a Change in Control of the Company (as such terms are defined in the applicable employment agreement). The narrative and tables below describe the severance or other additional amounts the Company would provide to the NEO or the NEO's beneficiaries as a result. These sections reflect certain assumptions we have made in accordance with applicable SEC rules: that the hypothetical termination of employment or Change in Control occurred on December 31, 2025; that restricted stock and performance share unit awards were then earned (even when vesting would be deferred until some later regular vesting date), based on target level performance in the case of performance share units; and that the value of a share of our common stock on that day was $22.31, which was the closing price of our common stock as reported by Nasdaq on December 31, 2025, the last trading day of the year.

The descriptions below exclude payments and benefits that are not enhanced by a termination of employment or a Change in Control. These payments and benefits, which are referred to in the following discussion as the NEO's "vested benefits," include:

- Base salary payable through the date of employment termination;
- Any other cash compensation earned through the date of termination but not paid, including any amounts earned and vested but not paid under our annual cash incentive program;
- Benefits accrued under our 401(k) Plan, in which all employees may participate;
- Accrued vacation pay, group health plan continuation and other similar amounts payable when employment terminates under programs applicable to our salaried employees generally;
- Balances accrued under our deferred compensation plans; and
- Service-based restricted stock and performance share units that have been earned and vested prior to the employment termination or Change in Control.

Voluntary Resignation; Retirement

Prior to an NEO achieving eligibility for retirement under our Equity Incentive Plan (age 55 with five years of service), we are not obligated to pay any amounts over and above vested benefits in the event of employment termination due to voluntary resignation. All unvested or unearned service-based restricted stock and performance share units will lapse and not vest.

In the event of an NEO's retirement, in addition to receiving vested benefits, the NEO will be treated as if he or she had continued employment through the end of the applicable service vesting or performance periods applicable to service-based restricted stock and performance share units awarded under our equity compensation plan. Service-based restricted stock will continue to vest in accordance with its original vesting schedule as if the NEO had remained employed by the Company. Any performance share units will be deemed earned (if performance conditions are met), and will be vested and paid out in shares, on the regular vesting date after the end of the performance period, also as if the NEO had remained employed by the Company for such period.

As of December 31, 2025, based upon age and years of service, Mr. Sandgren and Ms. Vanzo are the NEOs who meet the requirements to qualify for retirement upon any voluntary resignation. The amount of the payments to Mr. Sandgren and Ms. Vanzo upon any such retirement-eligible voluntary resignation are set forth in the following table:

| | Restricted Stock | Performance Share Units | | | | |
Name	Unvested Awards	2023-2025 Performance Period	2024-2026 Performance Period	2025-2027 Performance Period	Medical/Life & Outplacement	Total
James A. Sandgren[1]	$ 814,984	$ 431,810	$ 492,939	$ 342,414	—	$2,082,147
Kendra L. Vanzo	457,846	226,112	260,871	208,532	—	1,153,361

(1) As noted above, the Company announced that Mr. Sandgren will retire in April 2026.

Death or Disability

In the event of an NEO's death, in addition to payment of such NEO's vested benefits, all unvested service-based restricted stock and unearned performance share units will automatically vest or be earned. For any service-based restricted stock awards, the restriction period will be deemed to end on the date of death, resulting in accelerated vesting of any remaining unvested balance of the award as of that date. For any performance share unit awards, the performance share units covered by the award will be deemed earned at target and vested upon an NEO's death during the performance period. If an NEO dies after the end of the applicable performance period but before the subsequent regular vesting (and share distribution) date for that award, the NEO's beneficiary will be entitled to the performance share units at the greater of target performance or actual performance determined on the regular vesting date after the end of the performance period, as if the NEO had remained employed through such date.

In the event of an NEO's employment termination due to disability, in addition to payment of the NEO's vested benefits, such NEO will be treated as if he or she had continued employment through the end of the applicable service vesting or performance periods (and until the regular vesting date after the end of the performance period) for both service-based restricted stock and performance share units. Service-based restricted stock will continue to vest in accordance with its original schedule as if the NEO had remained employed. Any performance share units will be deemed earned (if performance conditions are met), and will be vested and paid out in shares, on the regular vesting date after the end of the performance period, also as if the NEO had remained employed for such period.

| | Restricted Stock Awards | | Performance Share Units | | |
Name	Number	Value	Number	Value	Total
James C. Ryan, III	133,784	$ 2,984,722	307,656	$ 6,863,806	$ 9,848,528
Timothy M. Burke, Jr.	33,000	736,230	—	—	736,230
John V. Moran, IV	45,056	1,005,199	34,056	759,789	1,764,988
James A. Sandgren	36,530	814,984	56,798	1,267,163	2,082,147
Kendra L. Vanzo	20,522	457,846	31,175	695,515	1,153,361

Termination for Cause

We are not obligated to pay any amounts over and above vested benefits if an NEO's employment is terminated for Cause (as defined in the applicable Employment Agreement). In certain instances, the Employment Agreements require written notice from the Company and a failure by the NEO to correct the failure or breach within 90 days after receiving such notice.

Qualifying Termination (Termination without Cause or Resignation for Good Reason)

We are generally obligated to pay certain severance benefits to our NEOs in the event of a qualifying termination of their employment. A qualifying termination includes an involuntary termination of a NEO's employment without Cause or a resignation by such NEO for Good Reason (as defined in the applicable Employment Agreement), whether prior to or following a Change in Control of the Company.

Benefit Continuation

In addition to the severance payments described below, in a qualifying termination under the Employment Agreements (in both Change in Control and non-Change in Control situations), Messrs. Ryan, Burke, Moran, Sandgren and Ms. Vanzo would receive the following benefits: (i) paid group medical coverage for the NEO and his or her spouse and dependents for a period of 24 months; (ii) 18 months of term life insurance coverage in substantially the same amount as provided to the NEO immediately before his or her employment termination; and (iii) 24 months of outplacement services.

Non-Change in Control Severance

In a qualifying termination not related to a Change in Control, severance benefits under the Employment Agreements with the NEOs would include: (i) an amount equal to the target annual cash bonus under the AICP for the calendar year in which the employment termination occurs, prorated for the period of the executive's employment during that year ("Prorated Annual Bonus"); and (ii) an amount equal to two times target cash compensation (the sum of the executive's annual base salary and target annual cash bonus for the year in which the employment termination occurs) for Messrs. Ryan, Burke, Moran and Sandgren, and one times the same for Ms. Vanzo. Such non-Change in Control cash severance benefits generally are payable within 60 days after the NEO's employment termination date, subject to the executive's provision within such 60-day period of a release of claims against the Company.

Under the Company's award agreements under our equity compensation plan, upon a qualifying termination of employment (not occurring within two years after a Change in Control), an NEO would be entitled to a pro rata portion of the award, determined based on such NEO's period of employment during the applicable restriction period (for restricted stock) or performance period (for performance share units), subject to the NEO's provision of a release of claims against the Company and, in the case of performance share units, the satisfaction of any performance conditions on the regular vesting date (as if the NEO had remained employed by the Company through such date).

| | Non- Change In Control Severance Payments | | Restricted Stock | Performance Share Units | | | | |
| | Base Salary | Short- Term Incentive | 2023 - 2025 Unvested Awards | 2023-2025 Performance Period | 2024-2026 Performance Period | 2025-2027 Performance Period | Medical/Life & Outplacement | Total ($) |
Name								
James C. Ryan, III	$ 2,546,600	$ 3,183,250	$ 1,271,112	$ 2,263,394	$ 1,755,663	$ 655,646	$ 84,597	$ 11,760,262
Timothy M. Burke, Jr.	1,500,000	1,500,000	76,702	—	—	—	72,958	3,149,660
John V. Moran, IV	1,240,000	1,054,000	309,596	150,726	115,811	145,104	50,866	3,066,103
James A. Sandgren [1]	1,330,000	1,197,000	814,984	431,810	492,939	342,414	68,304	4,677,451
Kendra L. Vanzo [1]	495,000	371,250	457,846	226,112	260,871	208,532	50,839	2,070,450

(1)   The values for the restricted stock and performance shares units for Mr. Sandgren and Ms. Vanzo reflect their retirement eligibility under our equity compensation plan.

Severance Following a Change in Control

For a qualifying termination that occurs within 24 months after a Change in Control (as defined in the Employment Agreements), the severance benefits would include: (i) a Prorated Annual Bonus; and

(ii) for Messrs. Ryan, Burke, Moran and Sandgren, a lump sum amount equal to three times target cash compensation and, for Ms. Vanzo, two times such target cash compensation. For purposes of this Change in Control severance, "target cash compensation" consists of the sum of: (i) the NEO's annual base salary (for the current year or, if greater, the year preceding the Change in Control); (ii) the target annual cash bonus for the year of employment termination (or, if greater, the average of the annual cash bonus amounts earned over the three years preceding the Change in Control); and (iii) an amount equal to 7.5% of the NEO's base salary on the employment termination date, representing the annual value of certain retirement benefits and executive benefit programs. These Change in Control cash severance benefits generally are payable within 60 days after the NEO's employment termination date, subject to the NEO's provision within such 60-day period of a release of claims against the Company.

Under the Company's equity compensation plan, upon a qualifying termination within two years after a Change in Control, all outstanding service-based restricted stock awards and performance share units will immediately vest or be earned, as applicable, as of the NEO's employment termination date, with any performance conditions applicable to performance share unit awards deemed to have been achieved at a target level.

Name	Change In Control Severance Payments		Restricted Stock	Performance Share Units			Medical/ Life & Outplacement	Total ($)
	Base Salary	Short-Term Incentive	2023-2025 Unvested Awards	2023-2025 Performance Period	2024-2026 Performance Period	2025-2027 Performance Period		
James C. Ryan, III	$ 3,819,900	$ 6,559,644	$ 2,984,722	$ 2,263,394	$ 2,633,495	$ 1,966,917	$ 180,095	$ 20,408,167
Timothy M. Burke, Jr.	2,250,000	2,250,000	736,230	—	—	—	129,208	5,365,438
John V. Moran, IV	1,860,000	1,581,000	1,005,199	150,726	173,728	435,335	97,366	5,303,354
James A. Sandgren [1]	1,995,000	2,350,640	814,984	431,810	492,939	342,414	118,179	6,545,966
Kendra L. Vanzo [1]	990,000	882,882	457,846	226,112	260,871	208,532	87,964	3,114,207

(1) The values for the restricted stock and performance share units for Mr. Sandgren and Ms. Vanzo in this table are the same as those reflected in a retirement scenario, given their retirement eligibility, but the vesting of all such awards would be accelerated upon a qualifying termination of their employment within two years after a Change in Control.

No Tax Gross-Ups

Under Internal Revenue Code Section 4999, a 20% excise tax is imposed on change in control payments that are deemed to be "excess parachute payments" within the meaning of Section 280G(b)(1). In general, the excess parachute payment threshold above which excise taxes are imposed is 2.99 times the base amount (which is the average W-2 compensation over five years). The Employment Agreements do not contain tax gross-ups for any severance payments, including in connection with a Change in Control. If any Change in Control-related severance payments otherwise would be subject to the excise tax, the payments will be reduced to the safe harbor amount in a manner determined by the Company.

Restrictive Covenants

Under the CRC Agreements, the NEOs have agreed that any breach of their confidentiality, non-solicitation and non-competition covenants will result in the immediate forfeiture of (i) any remaining severance payments otherwise payable under their applicable employment or other agreements with the Company and (ii) any unvested or unearned Company equity awards, as well as require the NEO to repay to the Company any severance amounts received during any period that any such NEO was in breach of those covenants.

Proxy Statement

CEO PAY RATIO

We believe our executive compensation program must be externally competitive and internally equitable to motivate our team members to create shareholder value. Our Compensation Committee monitors the relationship between the compensation of our executive officers and our non-executive employees. In this respect, the Compensation Committee considers the pay relationship based on target compensation opportunities as well as actual compensation received. A majority of our executive officers' pay is variable based on the Company's performance. As such, pay ratios can change materially from year to year.

For 2025,

- The median of the annual total compensation of all of our employees, other than Mr. Ryan, was $69,319.

- Mr. Ryan's annual total compensation, as shown in the Summary Compensation Table for 2025, was $7,633,279.

- Based on this information, the ratio of the annual total compensation of Mr. Ryan to the median of the annual total compensation of all employees is estimated to be 110 to 1.

- Mr. Ryan's target total direct compensation for 2025 was set by the Compensation Committee at $6,366,500. The ratio of this amount to our median employee's total compensation is estimated to be 92 to 1.

In determining the median employee, a ranked list was prepared of all employees other than our CEO as of October 1, 2025 based on their W-2 compensation for 2025 (that is, their compensation reportable in Box 1 on Form W-2 as wages, salary, tips, bonuses and other compensation includable in the gross income of such employees for U.S. federal income tax purposes).

PAY VERSUS PERFORMANCE

The Company believes in the importance of maintaining a strong link between executive pay and the Company's performance. The following disclosure is provided about the relationship between executive compensation actually paid (as defined by SEC rules) and the Company's performance with respect to certain financial metrics. For further information regarding the Company's compensation program, please see *"Compensation Discussion and Analysis"* beginning on page 41. The amounts in the tables below are calculated in accordance with SEC rules and do not represent amounts actually earned or realized by our NEOs, including with respect to performance share unit or restricted stock awards. See *"Option Exercises and Stock Vested in 2025"* on page 64.

Year	Summary Compensation Table Total Comp. for CEO (1)	Compensation Actually Paid to CEO (3)	Average Summary Comp. Table Total Comp. for Non-CEO NEOs (2)	Average Compensation Actually Paid to Non-CEO NEOs (3)	Value of Initial Fixed $100 Investment Based On: Company Total Shareholder Return	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return (4)	Net Income	Adjusted One-Year ROATCE (5)
2025	$ 7,633,279	$ 9,203,813	$ 2,181,113	$ 2,335,059	$ 158	$ 153	$653,122,000	18.6%
2024	7,542,833	12,504,646	4,253,902	5,333,145	150	143	523,000,000	16.9%
2023	6,523,511	6,231,205	4,429,093	4,195,237	113	127	565,900,000	21.3%
2022	11,657,989	12,884,815	4,162,215	4,422,936	116	127	414,169,000	21.1%
2021	3,971,101	4,414,151	1,352,603	1,504,898	113	137	277,538,000	15.4%

(1) The CEO for each year is James C. Ryan, III, who began serving as our CEO in 2019.

(2) The non-CEO NEOs for 2025 are Messrs. Burke, Moran and Sandgren and Ms. Vanzo.
The non-CEO NEOs for 2024 are Messrs. Moran and Sandgren, Michael L. Scudder (retired Executive Chairman), Mark G. Sander (retired President and COO), Brendan B. Falconer (former Chief Financial Officer) and Carrie G. Goldfeder (current Chief Credit Officer).
The non-CEO NEOs for 2022 and 2023 are Messrs. Scudder, Sander, Sandgren and Falconer.
The non-CEO NEOs for 2021 are Messrs. Sandgren, Falconer and Jeffrey L. Knight (retired Chief Legal Officer) and Ms. Vanzo.

(3) To calculate compensation actually paid for the CEO and the average non-CEO NEOs, the following adjustments were made to the Summary Compensation Table total compensation, calculated in accordance with the SEC methodology for determining compensation actually paid for each year shown, excluding rows that are not applicable for the years presented:

CEO	Summary Compensation Table Total	Deduct: grant date fair value of equity awards granted during fiscal year (FY)	Add: fair value (FV) as of FY-end of equity awards granted during the year that are outstanding and unvested as of FY-end	Add: change as of end of FY in FV of awards granted in any prior year that are outstanding and unvested as of FY-end	Add: change as of the vesting date (from end of prior FY) in FV for any equity awards granted in any prior year that vested during or at the end of the FY	Add: increase in fair value of awards granted during applicable FY that vested during applicable FY, determined as of vesting date	Deduct: Value as of prior YE for prior year awards forfeited during the year	Add: value of dividends or other earnings paid on stock or option awards not otherwise included in SCT	Compensation Actually Paid
2025	$ 7,633,279	$ 3,910,775	$ 3,441,309	$ 1,528,205	$ 100,539	$ 0	$ 0	$ 411,256	$ 9,203,813
2024	7,542,833	4,229,568	5,818,934	3,291,951	(46,191)	0	0	126,687	12,504,646
2023	6,523,511	3,011,947	2,940,592	(335,439)	(169,197)	0	0	283,685	6,231,205
2022	11,657,989	7,736,725	8,122,095	692,721	34,096	0	0	114,639	12,884,815
2021	3,971,101	1,540,832	1,587,472	242,043	112,394	0	0	41,973	4,414,151

Other NEOs Avg.									
2025	$ 2,181,113	$ 746,041	$ 697,643	$ 141,636	$ 24,028	$ 0	$ 0	$ 36,680	$ 2,335,059
2024	4,253,902	1,502,726	1,898,267	800,403	(18,114)	35,670	150,316	16,059	5,333,145
2023	4,429,093	1,273,391	1,242,077	(146,058)	(105,667)	0	0	49,183	4,195,237
2022	4,162,215	2,030,809	2,162,267	102,279	(6,661)	0	0	33,645	4,422,936
2021	1,352,603	371,607	382,862	62,209	57,214	0	0	21,616	1,504,898

(4) The Company has chosen to use the KRX Index as its peer group for this *"Pay Versus Performance"* section.

(5) This non-GAAP financial measure (Adjusted One-Year ROATCE) excludes certain items, such as merger-related charges associated with completed and pending acquisitions, CECL Day 1 non-PCD loans provision expense, pension plan gain, reduction to previously accrued FDIC special assessment expense and net securities losses. The equivalent GAAP measure for one-year ROATCE was 15.3%, 15.4%, 20.2%, 16.3% and 14.9% for 2025, 2024, 2023, 2022 and 2021, respectively. Reference is made to the non-GAAP reconciliation included in the Company's January 21, 2026 press release reporting its financial results for its 2025 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 21, 2026.

Relationship Between Financial Performance and Compensation Actually Paid

The tables below reflect compensation actually paid to our CEO and the average compensation actually paid to our other NEOs compared to TSR, net income and adjusted one-year ROATCE for the years 2021-2025. Below is a summary of items to note with respect to interpreting these tables.

- For 2025, the Company achieved record adjusted EPS of $2.21; record adjusted net income of $809 million; 3-year TSR for 2023-2025 was 39.4%, which was in the top quartile of the KRX Index.

- For 2024, the increase in both CEO and other NEO compensation actually paid was attributable primarily to the increase in the Company's stock price as of year-end 2024.

- For 2023, the Company achieved record adjusted EPS of $2.05; record adjusted net income of $599 million; record adjusted one-year ROATCE of 21.3%, which was in the top decile of the KRX Index.

- For 2022, compensation information included one-time, performance-based equity awards that were earned in 2022 for the successful integration of the First Midwest Merger.

- For 2021, compensation information was prior to the completion of the First Midwest Merger, when the Company's total assets were $24 billion at December 31, 2021, or approximately 50% of its asset size as compared to 2022.

Total Shareholder Return. The following chart reflects compensation actually paid to our CEO and the average compensation actually paid to our other NEOs compared to (i) our cumulative TSR and (ii) the TSR of the companies in the KRX Index for the fiscal years ended 2021-2025.



Net Income. The following chart reflects compensation actually paid to our CEO and the average compensation actually paid to our other NEOs compared to our net income for the fiscal years ended 2021-2025.



Adjusted One-Year ROATCE. The following chart reflects compensation actually paid to our CEO and the average compensation actually paid to our other NEOs compared to our one-year adjusted ROATCE for the fiscal years ended 2021-2025.



Tabular List (Unranked)

The table below provides an unranked list of the most important financial measures used by the Company to link compensation actually paid to the Company's performance in 2025. These financial metrics were used in determining short- and long-term incentive awards in 2025.

Adjusted EPS
Relative TSR
Relative ROATCE

Proxy Statement

ITEM 2 – APPROVAL OF A NON-BINDING ADVISORY PROPOSAL ON NAMED EXECUTIVE OFFICER COMPENSATION

 **The Board of Directors unanimously recommends that shareholders vote "FOR" approval of a non-binding advisory proposal on the compensation of our Named Executive Officers.**

In accordance with applicable SEC requirements, we are seeking shareholder approval, on a non-binding advisory basis, of the compensation of our NEOs as disclosed in this Proxy Statement. This proposal, commonly known as a say-on-pay proposal, provides our shareholders with the opportunity to endorse or not endorse our executive pay program through the following resolution:

> RESOLVED, that the shareholders hereby advise that they approve the compensation of the Company's Named Executive Officers, as disclosed in the "Compensation Discussion and Analysis" and "Compensation Tables" sections of the Proxy Statement relating to the Company's 2026 Annual Meeting of Shareholders.

We believe that our compensation practices are embedded in a pay-for-performance culture, are consistent with the practices of companies in our peer group and align our executives' interests with those of our shareholders.

We believe our CEO and executive team have successfully managed the Company in a competitive and ever-changing economic and banking environment. In 2025, the Company delivered strong operating results, with record performance for several key metrics. Highlights include the following:

- Record adjusted EPS* of $2.21

- Record adjusted net income* of $809 million

- Record adjusted efficiency ratio* of 48.8% (top decile of KRX Index)

- 3-year TSR (2023-2025) of 39.4% (top quartile of KRX Index)

- Continued growth of tangible book value – 15% year-over-year (top quartile of KRX Index)

- Adjusted ROATCE* of 18.6% (top decile of KRX Index)

- Adjusted ROAA* of 1.26%

- Year-over-year deposit growth of 4.9%, excluding the Bremer acquisition

- Maintained our peer leading high quality, low cost and granular deposit base, with average deposit size of $36,000 and 75% of core deposits having tenure of greater than 5 years

- Year-over-year total loan growth of 5.1%, excluding the Bremer acquisition

- Continued strong credit discipline and credit quality, with net charge-offs** to average loans of 0.19%

- Continued addition of key talent across our Company

- Continued commitment to our core values, our uncompromised integrity and the highest levels of ethics, dedication to the communities where we live and work and focus on our strong culture of collaboration, trust, inclusiveness and acceptance that empowers team members to flourish and be successful

- Successfully completed our partnership with Bremer Bank on May 1, 2025 – see *"About Old National"* on page 4

*Includes adjusted, non-GAAP financial measures that exclude certain items, such as merger-related charges associated with completed and pending acquisitions, CECL Day 1 non-PCD provision expense, pension plan gain, reduction to previously accrued

FDIC special assessment and net securities losses. The equivalent GAAP measures for the non-GAAP measures referenced above are: EPS: $1.79; Net Income: $653 million; Efficiency Ratio: 55.1%; ROATCE: 15.3%; and ROAA: 1.02%. Reference is made to the non-GAAP reconciliation included in the Company's January 21, 2026 press release reporting its financial results for its 2025 fourth quarter and full year, which was included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on January 21, 2026.

**Excludes PCD loans.

Our Board of Directors recommends a vote "FOR" this resolution because the Board believes the practices described in the *"Compensation Discussion and Analysis"* section of this Proxy Statement are effective in achieving the Company's goals of rewarding strong financial performance, aligning our executives' long-term interests with those of our shareholders, providing a market-competitive compensation program and retaining and incentivizing highly talented executives over their productive careers.

Based upon our most recent shareholder vote results relating to the frequency of our say-on-pay vote, we are providing shareholders with the opportunity to provide a say-on-pay advisory vote annually.

Because your vote is advisory, it will not be binding upon our Board. However, the Board and the Compensation Committee will take into account the results of the vote when making future executive compensation decisions.

Shareholders are encouraged to review the information provided in this Proxy Statement regarding the compensation of our NEOs in the sections captioned *"Compensation Discussion and Analysis"* beginning on page 41 and *"Compensation Tables"* beginning on page 61.

Proxy Statement

ITEM 3 – RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 **The Board of Directors unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.**

The Board proposes that our shareholders ratify the Audit Committee's appointment of Deloitte & Touche LLP ("Deloitte") as the independent registered public accounting firm for the Company and its subsidiaries for the fiscal year ending December 31, 2026. Although the ratification by our shareholders is not required, the Company believes it is desirable to continue its established practice of submitting the Audit Committee's selection of our independent registered public accounting firm to our shareholders. In the event the appointment of Deloitte is not ratified by shareholders, the Audit Committee will reconsider the appointment but may nonetheless determine to retain Deloitte. A representative of Deloitte will attend the Annual Meeting and will have the opportunity to make a statement or respond to any questions that shareholders may have.

FEES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The table below sets forth the approximate fees for services rendered by Deloitte to the Company and its subsidiaries for the Company's fiscal years ended December 31, 2025 and 2024, as well as for expenses incurred in connection with these services.

	2025	2024
Audit Fees	$ 2,960,955	$ 2,558,716
Audit-Related Fees	1,895	1,895
Tax Fees	400,000	—
All Other Fees	550,000	—
Total	$ 3,912,850	$ 2,560,611

Audit Fees

Audit Fees consist of fees for professional and related services rendered for (i) audits of the Company's consolidated financial statements and its internal control over financial reporting as of December 31, 2025 and 2024, (ii) limited reviews of the interim consolidated financial statements included in the Company's quarterly reports on Form 10-Q filed with the SEC, (iii) services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements, and (iv) other services that generally only the independent registered public accounting firm can provide. These services included fees relating to the audit of financial statements of Indiana Old National Insurance Company in 2025 and 2024, U.S. Department of Housing and Urban Development audits for 2025 and 2024 and consents in connection with registration statements filed by the Company with the SEC in 2025 as well as a comfort letter issued in connection with the Company's issuance of subordinated notes on January 26, 2026.

Audit-Related Fees

For 2025 and 2024, the audit-related fees consisted of fees the Company paid to Deloitte for an annual subscription to the online Deloitte Accounting Research Tool.

Tax Fees

For 2025, tax fees consisted of fees paid to Deloitte related to tax compliance, including preparation and filing of federal, state and local fiduciary, foundation, estate and information returns provided to our clients through our wealth management group.

All Other Fees

All other fees consisted of fees for services provided by Deloitte other than those described above. The fees for 2025 represent consulting services related to treasury management integration support in connection with the Bremer partnership.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted procedures for pre-approving all audit and non-audit services provided by the independent registered public accounting firm. All of the fees and services described above were pre-approved under these procedures. The Audit Committee also will pre-approve non-audit services that are permissible under the Sarbanes-Oxley Act of 2002 and the rules of the SEC on a case-by-case basis. The Audit Committee may delegate its approval authority to one or more of its members, provided that any such approvals are presented for review by the Audit Committee at a subsequent meeting.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is comprised of eight independent directors who meet the applicable requirements of the SEC and Nasdaq. Additionally, the Board has designated Thomas L. Brown, Michael J. Small and Stephen C. Van Arsdell as audit committee financial experts as defined by the SEC. Mr. Van Arsdell served as an Audit Committee financial expert in 2025 and will serve as such until his retirement from the Board of Directors and the Audit Committee as of the Annual Meeting, as discussed in this Proxy Statement.

Audit Committee Responsibilities and Actions

The Audit Committee's key responsibilities are set forth in its charter, which has been approved by the Board and which is available on the Company's website at *www.oldnational.com* under the Investor Relations/Governance link. The principal responsibilities of the Audit Committee are, among others, to assist the Board in its oversight of:

(i) the integrity of the Company's financial statements and its financial reporting process;

(ii) the appointment, independence, qualifications and performance of the Company's independent registered public accounting firm;

(iii) the scope and results of the independent registered public accounting firm's audits and other services, if any;

(iv) the Company's system of internal control over financial reporting;

(v) the services and performance of the Company's internal audit function;

(vi) the Company's actions in response to matters raised by the independent registered public accounting firm or the internal auditors; and

(vii) the Company's compliance with legal and regulatory requirements in relation to financial reporting.

The Audit Committee reviewed and discussed with management and Deloitte the Company's consolidated financial statements for the year ended December 31, 2025, as well as Deloitte's reports on its audit of such financial statements and the Company's internal control over financial reporting at December 31, 2025; discussed with Deloitte the matters required to be discussed by the applicable requirements of the PCAOB and the SEC; received the required written disclosures and the letter from Deloitte under applicable PCAOB standards regarding auditor independence; and discussed with Deloitte its independence.

The Audit Committee has established policies and procedures regarding the pre-approval of all services provided by the Company's independent registered public accounting firm; reviewed all proposed audit and non-audit services to be provided by the independent registered public accounting firm; considered whether such services are compatible with maintaining the independence of the independent registered public accounting firm; and pre-approved all such services prior to their performance.

While the Enterprise Risk Committee of the Board has primary oversight responsibility for the Company's regulatory compliance activities, the Audit Committee also monitors in an oversight capacity the Company's compliance with banking laws and regulations and other risk management activities that might raise material issues relating to the Company's financial statements, accounting policies or internal control over financial reporting. In performing its oversight responsibilities, the Audit

Committee relies on the expertise and knowledge of management, the independent registered public accounting firm and the internal auditors, as follows:

(i) Management is responsible for preparing the Company's financial statements in accordance with U.S. generally accepted accounting principles and for maintaining appropriate internal control over financial reporting.

(ii) The Company's independent registered public accounting firm is responsible for conducting audits of the Company's financial statements and the Company's internal control over financial reporting and rendering its reports thereon.

(iii) The Company's internal auditors are responsible for evaluating the adequacy and effectiveness of the Company's processes and system of internal controls to achieve the Company's stated goals and objectives.

It is not the duty of the Audit Committee to plan or conduct audits relating to the Company's financial statements or internal controls nor to conduct other types of audits, accounting reviews or similar procedures.

Sarbanes-Oxley Act of 2002

As required by the Sarbanes-Oxley Act of 2002, the Audit Committee has established procedures for the confidential submission of employee concerns regarding accounting, auditing or internal control matters. These procedures provide for appropriate monitoring and follow-up on any such matters submitted. In addition, the Company's Chief Audit Executive and Ethics Officer is charged with promptly reporting to the Audit Committee any matter of which she becomes aware involving any serious or potentially serious breach of the Company's Code of Business Conduct and Ethics or other Company policies involving any accounting, auditing or internal control matters or any allegations of fraud or misconduct by senior management.

Conclusion

In reliance on the matters referred to above, the reports of management, the Company's internal auditors and the independent registered public accounting firm as well as the representations of management, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements as of and for the year ended December 31, 2025 be included in the Company's Annual Report on Form 10-K for the same year, as filed with the SEC.

Members of the Audit Committee

Stephen C. Van Arsdell, Chair
Thomas L. Brown, Vice Chair
Barbara A. Boigegrain
Kathryn J. Hayley
Peter J. Henseler
Daniel C. Reardon
Michael J. Small
Katherine E. White

ITEM 4 – APPROVAL OF THE COMPANY'S 2026 EQUITY COMPENSATION PLAN

 **The Board of Directors unanimously recommends that shareholders vote "FOR" approval and adoption of the Old National Bancorp 2026 Equity Compensation Plan.**

We are seeking shareholder approval for the adoption of the new Old National Bancorp 2026 Equity Compensation Plan ("2026 Equity Plan"). Effectiveness of the 2026 Equity Plan is subject to approval by our shareholders at the Annual Meeting. If the 2026 Equity Plan is approved by shareholders, it will become effective as of the date of the Annual Meeting and replace our Amended and Restated 2008 Incentive Compensation Plan ("2008 Equity Plan"). Outstanding awards under the 2008 Equity Plan will continue in effect in accordance with their terms.

The 2008 Equity Plan was first approved by the Company's shareholders on May 15, 2008, amended and restated as of May 10, 2012, further amended and restated as of April 27, 2017, amended as of April 29, 2021, and further amended as of May 18, 2022.

The primary reasons for replacing the 2008 Equity Plan with the 2026 Equity Plan are to (i) make additional shares available for awards to participants given the increase in the Company's size and the number of plan participants since May 2022, and (ii) approve a new plan because the term of the existing 2008 Plan is due to expire in April 2027, prior to the Company's 2027 annual meeting of shareholders. The proposed 2026 Equity Plan also (i) removes references to performance-based compensation provisions under Internal Revenue Code Section 162(m), which are no longer applicable to the plan, (ii) removes the Short-Term Incentive Plan appendix to the 2008 Equity Plan, as the Company's short-term incentive compensation awards are now issued under the Company's AICP, and (iii) contains other general updates. Employees of the Company and our non-employee directors currently participate in our 2008 Equity Plan and will likewise participate in the 2026 Equity Plan.

Available Shares

As of the Record Date, (i) 3,456,540 shares are subject to outstanding awards under the 2008 Equity Plan and (ii) 2,570,528 shares are available for future grants of awards under the 2008 Equity Plan.

If the 2026 Equity Plan is approved, the total number of shares of the Company's common stock that may be granted under the 2026 Equity Plan may not exceed the sum of (i) nine million shares, plus (ii) the number of shares that are available for future awards under the 2008 Equity Plan as of the date of the Annual Meeting, plus (iii) any shares covered by awards under the 2008 Equity Plan that are outstanding on the date of the Annual Meeting that subsequently are forfeited, not earned or vested or remain unpurchased or undistributed upon termination or expiration of the award. As such, the 2026 Equity Plan would increase the remaining aggregate number of shares available for equity-based compensation awards after the Annual Meeting by nine million shares, to a total of 11,570,528 shares.

Grant Practices and Key Data

The Company believes that the increased number of shares under the 2026 Equity Plan will provide sufficient shares for equity-based compensation awards by the Company for approximately five years following the Annual Meeting. This estimate is based on our historical share usage under the 2008 Equity Plan and takes into consideration the impact of the Bremer Merger, which resulted in an increased number of employees eligible to receive equity-based compensation awards.

The table below shows our historic run rate of awards over the past three years.

	2023	2024	2025	Average
(a) Full value awards granted/earned	2,265,172	2,828,854	1,868,630	2,320,885
(b) Stock options granted	-0-	-0-	-0-	-0-
(c) Weighted average shares outstanding (basic)	290,748,000	309,499,000	363,513,000	321,253,333
(d) Run rate (a + b) / c	0.78%	0.91%	0.51%	0.72%

The table below shows our overhang as of the Record Date.

(a) Outstanding full value awards	3,456,540
(b) Outstanding stock options	-0-
(c) Shares remaining under the 2008 Equity Plan	2,570,528
(d) Proposed share increase under the 2026 Equity Plan	9,000,000
(e) Basic shares of common stock outstanding (as of March 20, 2026)	383,748,316
(f) Basic overhang (a + b + c + d) / e	3.9%
(g) Fully diluted overhang (a + b + c + d) / (a + b + c + d + e)	3.8%

As commonly calculated, the total potential dilution or "overhang" from the approval of the 2026 Equity Plan would be 3.8% on a fully diluted basis. The Company also takes into account the relevant accounting and tax impact of all potential forms of equity awards in designing our equity-based compensation awards.

We believe that the benefits to the holders of our common stock resulting from equity-based compensation awards to our employees and to our non-employee directors outweigh the potential dilutive effect of expected equity-based compensation awards under the 2026 Equity Plan. The Company believes that long-term incentives, primarily delivered through equity-based compensation awards, are an effective way to align the interests of our employees and non-employee directors with those of our shareholders, encourage ownership in the Company and serve as a risk management tool.

Without adopting the 2026 Equity Plan, we project that prior to the Company's 2027 annual meeting of shareholders, the shares available under the 2008 Equity Plan will not be sufficient to make ordinary course annual equity-based compensation awards to our employees and non-employee directors. Therefore, if our shareholders do not approve the amendment to the 2026 Equity Plan, our future ability to issue equity-based compensation awards will be limited.

Several benefits of approving our new 2026 Equity Plan include:

- *Continue pay for performance and alignment with shareholder interests.* A key element of our compensation philosophy is to align the long-term economic interests of our key employees and our non-employee directors with those of our shareholders by ensuring that a meaningful component of their compensation is provided in the form of equity awards. We believe that equity-based compensation aligns the interests of our employees and non-employee directors with those of our shareholders by rewarding them for long-term value creation and performance achievements as well as stock price appreciation. Equity awards also promote teamwork among, and provide an incentive for, employees who are participants in the plan to achieve certain corporate performance and, ultimately, increase shareholder value. Approval of the 2026 Equity Plan-will enable us to continue to grant equity-based compensation awards rather than rely instead on cash-based awards or compensation, which do not have the same alignment of interests.

- *Continue to attract and retain executives.* Attracting and retaining talented employees is critical to executing our business strategy successfully, and we believe that equity awards are a competitive and market-customary tool to recruit and motivate key employees. Approval of the

2026 Equity Plan will allow us to use a valuable incentive tool and not place the Company at a significant disadvantage in attracting new talent and retaining existing talent.

- *Continue to attract qualified directors.* The use of equity-based compensation awards is an important element of our director compensation program and is aligned with market practices for director compensation. Approval of the 2026 Equity Plan will allow us to continue to attract and retain strong directors and remain consistent with the non-employee director compensation of our peers.

Summary of the 2026 Equity Plan

The following summary of the material features of the 2026 Equity Plan is qualified in its entirety by reference to the full text of the 2026 Equity Plan, which is included in Appendix I to this Proxy Statement.

Eligibility

The Compensation Committee, in its discretion, may grant an equity award under the 2026 Equity Plan to any eligible employee of the Company or any of our affiliates. Our Board of Directors may grant equity awards to any non-employee director as part of our director compensation. As of the Record Date, we had approximately 2,450 employees eligible to participate in the 2008 Equity Plan, and there were approximately 500 employees participating in the 2008 Equity Plan. As of the Annual Meeting, all of our non-employee directors are participating in the 2008 Equity Plan.

Common Stock Subject to the Plan

The total number of shares of the Company's common stock that may be granted under the 2026 Equity Plan after approval by shareholders at the Annual Meeting may not exceed the sum of (i) nine million shares, plus (ii) the shares that remain available for future awards under the 2008 Equity Plan as of the date of the Annual Meeting, plus (iii) any shares covered by outstanding awards under the 2008 Equity Plan on the date of the Annual Meeting and that are subsequently forfeited, not earned or not vested or remain unpurchased or undistributed upon termination or expiration of the award. Under the 2026 Equity Plan, neither shares withheld in satisfaction of tax withholding obligations nor shares used to pay the exercise price of an option will be added back to the aggregate number of shares available for awards under the plan. However, shares covered by an award under the 2026 Equity Plan that are forfeited, are not earned or vested or remain unpurchased or undistributed upon termination or expiration of the award will be added back to the aggregate number of shares available under the 2026 Equity Plan.

In the event of any stock split, stock dividend, spin-off or other relevant change affecting the Company's common stock, the Compensation Committee may adjust the number of shares available for equity-based awards and the number of shares and price under outstanding awards made before the event, as provided in the 2026 Equity Plan.

Administration

The 2026 Equity Plan will be administered by the Compensation Committee, which has certain discretionary authority under the 2026 Equity Plan. The Compensation Committee may delegate all or any part of its authority and powers under the 2026 Equity Plan to one or more directors or officers of the Company. However, the Compensation Committee may not delegate its authority and powers:

- with respect to grants to persons covered by Section 16 of the Securities Exchange Act; or

- in a way that would jeopardize the 2026 Equity Plan's satisfaction of Rule 16b-3 of the Securities Exchange Act.

The full Board will administer the 2026 Equity Plan, as set forth above, with respect to any awards granted to non-employee directors. For purposes of the discussion under this Item 4, the Board has the authority and responsibilities attributed to the Compensation Committee with respect to any awards granted to a non-employee director.

Limits on Awards

Subject to the 2026 Equity Plan's adjustment provisions in connection with certain corporate events, the Board may not grant any awards to a non-employee director under the 2026 Equity Plan during any calendar year that would exceed $500,000 in fair market value on the grant date of such award.

Performance Targets and Performance Measures

The Compensation Committee may condition awards on the achievement of certain objective performance targets ("Performance Targets"). The performance measures ("Performance Measures") used to establish the Performance Targets will be based on any of the factors listed below or such other factors specified by the Compensation Committee. Such factors may be applied on a corporate-wide or business-unit basis, include or exclude one or more of the Company's subsidiaries, may be in comparison with a corporate plan or budget or prior performance, and may be on an absolute basis or in comparison with peer or industry group performance. Performance measures may differ from participant to participant and from award to award. The factors that may be used as Performance Measures may be one or more of the following: (i) earnings per share; (ii) net income; (iii) interest income; (iv) non-interest income; (v) net interest income; (vi) efficiency ratio; (vii) deposits; (viii) credit quality; (ix) return on assets; (x) return on capital or equity; (xi) shareholder returns; (xii) stock price; and (xiii) any other metrics or criteria as may be determined by the Compensation Committee.

No Liberal Share Counting/Recycling Provisions

The 2026 Equity Plan prohibits liberal share counting and recycling, and the following shares count against, and are not added back to, the aggregate share limit: (i) shares tendered in payment of an option's exercise price, (ii) shares withheld in satisfaction of tax withholding obligations, (iii) shares covered by a stock appreciation right ("SAR") that is exercised, and (iv) shares that are repurchased by the Company with stock option exercise proceeds.

Minimum Vesting Period

The 2026 Equity Plan provides for a one-year minimum vesting period, provided, however, the following awards are not subject to the one-year minimum vesting requirement: (i) awards to a non-employee director that vest on the grant date, (ii) any awards up to a maximum of 5% of the shares available under the 2026 Equity Plan, and (iii) awards granted in connection with awards of another company that are already fully vested or have partially vested at least one year from their grant date, and that are assumed, converted or substituted pursuant to an acquisition by the Company.

No Repricing

The Company has never repriced underwater stock options or SARs, and repricing or replacing of underwater options and SARs is prohibited without shareholder approval under the 2026 Equity Plan, except in connection with certain corporate events or transactions described in the 2026 Equity Plan.

Description of Award Types

Subject to the limits imposed by the 2026 Equity Plan and summarized below, the Compensation Committee or the Board, as applicable, in its discretion, may award any of the following types of awards to eligible employees or non-employee directors: (i) restricted stock; (ii) restricted stock units; (iii) performance shares; (iv) performance share units; (v) incentive stock options; (vi) nonqualified stock options; (vii) SARs; and (viii) unrestricted shares.

A brief description of the awards that may be issued under the 2026 Equity Plan is as follows:

Restricted Stock

The Compensation Committee may grant awards of restricted shares of Company common stock. At the time of grant, the Compensation Committee will specify the number of shares granted, the period of restriction, the applicable Performance Targets, if any, and any other conditions of the award. In the case of performance-based restricted stock, the Compensation Committee will base Performance Targets on one or more of the Performance Measures listed under "Performance Targets and Performance Measures" above, which, depending on the extent to which they are achieved, will determine the number of shares of restricted stock that will be earned by or paid to the participant. An award agreement for restricted stock may provide for the earlier termination of restrictions on such restricted stock or other modifications in the event of the participant's death, disability or retirement or in connection with a change in control transaction.

Restricted Stock Units

The Compensation Committee may grant restricted stock units. A grant of restricted stock units constitutes an agreement by the Company to deliver shares of Common Stock or cash to the participant in the future in consideration of the performance of services and subject to the fulfillment of conditions, if any, during the period of restriction as the Compensation Committee may specify. An award agreement for restricted stock units may provide for the earlier termination of restrictions or conditions or other modifications on such restricted stock units in the event of the participant's death, disability or retirement or in connection with a change in control transaction.

Performance Shares/Performance Share Units

The Compensation Committee may grant performance shares and/or performance share units. The Compensation Committee will set Performance Targets based on one or more of the Performance Measures listed under "Performance Targets and Performance Measures" above, which, depending on the extent to which they are achieved, will determine the number or value of performance shares or performance share units that will be earned by or paid to the participant. Performance shares and performance share units may be paid in shares of Company common stock, cash or a combination of shares and cash. An award agreement for performance shares or performance share units may provide for the earlier lapse of restrictions or other modifications in the event of the participant's death, disability or retirement or in connection with a change in control transaction.

Stock Options

The Compensation Committee may grant incentive stock options, nonqualified stock options or any combination thereof pursuant to which the participant may acquire shares of Company common stock. The Compensation Committee will establish the exercise price, which may not be less than 100% of the fair market value of the stock subject to the option on the grant date. The Compensation Committee will establish the vesting date and the term of the option, subject to a maximum term of ten years. A participant may pay the option price in cash or, if permitted by the Compensation Committee, by

Proxy Statement

cashless exercise through a broker-dealer, by a net exercise or by delivering shares already owned by the participant having a fair market value equal to the exercise price. An award agreement for an option may provide that such option becomes exercisable in the event of the participant's death, disability or retirement or in connection with a change in control transaction.

Additional limits and rules apply to incentive stock options that may only be granted to participants who are employees. For example, the Compensation Committee may not grant to an employee a qualified incentive stock option to the extent that it would result in the employee first being able to exercise the option to purchase shares with an aggregate fair market value (determined as of the grant date) of more than $100,000 in any one calendar year. Additionally, the total number of shares actually issued or transferred by the Company upon the exercise of incentive stock options will not exceed two million shares.

Stock Appreciation Rights

The Compensation Committee may grant SARs. The value of a SAR is based on the increase in the value of the Company's common stock from the grant date to the date on which the employee exercises the SAR. The Compensation Committee determines the vesting and exercise periods for each SAR. A SAR must expire not later than ten years after the grant date. SARs may be granted in connection with or separate from option grants. An award agreement for a SAR may provide that the SAR becomes exercisable in the event of the participant's death, disability or retirement or in connection with a change in control transaction.

Share Grants

The Compensation Committee may grant shares, without restrictions on such shares, except as to compliance with the minimum one-year vesting requirement and the exceptions thereto described under "Minimum Vesting Period" above.

Transferability and Voting of Awards

During the applicable (i) period of restriction for restricted stock or restricted stock units, (ii) performance period for performance shares or performance share units, or (iii) term of any stock option or SAR, the participant will not be entitled to transfer any rights under his or her award. With respect to voting rights, holders of awards of (i) restricted stock are entitled to vote the shares during the period of restriction; (ii) restricted stock units, performance shares or performance share units are not entitled to vote such units or shares during the applicable period of restriction or performance period; (iii) the shares underlying stock options are not entitled to vote until the options are properly exercised and the shares are issued to the participant; and (iv) SARs have no voting rights. In the case of all awards, the participant will have no other rights of ownership in the shares or units until such time as the award has been vested or earned and, in the case of restricted stock units, performance share units and stock options, shares of Common Stock have been issued to the participant.

Dividends and Dividend Equivalents

The 2026 Equity Plan specifies that dividends or dividend equivalents issued with respect to shares of Common Stock subject to awards will be payable in cash or shares as follows: (i) dividends during the applicable period of restriction on awards of restricted stock that are subject to service-based vesting requirements will be paid currently in cash; (ii) dividends or dividend equivalents with respect to restricted stock units, performance shares or performance share units will be accrued until, and be paid in shares of Common Stock only to the extent that, such award is earned and vested based on the satisfaction of the applicable Performance Targets and service-based vesting requirements; and

(iii) dividends or dividend equivalents, as applicable, may be paid or accrued in any other manner as the Committee may determine.

Change in Control

The 2026 Equity Plan includes a "double-trigger" vesting provision, under which:

- if, upon a change in control, an outstanding award is assumed or replaced with a new award with comparable terms and conditions as the original award, then the award will continue vesting under its original terms, provided that if the participant's employment is terminated without cause or for good reason within two years following the change in control, then the awards will fully vest, with performance-based awards being earned at the higher of their target level of performance or actual performance; or

- if, upon a change in control, an outstanding award is not assumed or replaced with a new award with comparable terms and conditions, then such outstanding award will fully vest upon the change in control, with performance-based awards being earned at the higher of their target level of performance or actual performance.

Amendment and Termination

The Board may amend, alter, supplement, terminate or discontinue the 2026 Equity Plan at any time, provided that generally no such amendment, alteration, supplement, termination or discontinuation may impair the rights of a participant under an existing award without the participant's consent. Shareholder approval of an amendment will be required to the extent necessary to satisfy applicable legal and regulatory requirements. Under its current terms, the 2026 Equity Plan will terminate automatically on May 12, 2036, provided that previously granted awards will remain outstanding in accordance with their terms.

Compliance with Section 409A of the Internal Revenue Code

To the extent applicable, it is intended that the 2026 Equity Plan and any grants made thereunder comply with or be exempt from the provisions of Section 409A of the Internal Revenue Code so that the income inclusion provisions of Section 409A(a)(1) of the Internal Revenue Code do not apply to the participants. The 2026 Equity Plan and any grants made under the 2026 Equity Plan will be administered in a manner consistent with this intent.

Federal Income Tax Consequences

Tax Consequences for Participants

The federal income tax consequences to a participant vary depending upon the type of award granted under the 2026 Equity Plan. Generally, there are no federal income tax consequences to the participant upon the grant or exercise of an incentive stock option. If a participant holds the shares purchased through the exercise of an incentive stock option for more than two years after the grant date and one year after the exercise date ("required holding period"), the participant will be eligible for capital gains treatment on any excess of the sales price over the option price upon selling the shares. However, if the participant sells the shares during the required holding period, he or she must recognize ordinary income on the date of sale equal to the difference between the option price and the fair market value of the shares on the exercise date. The balance of the participant's gain, if any, on the sale of the shares is subject to capital gains treatment.

The recipient of a nonqualified stock option realizes ordinary income upon exercising the option equal to the difference between the option price and the fair market value on the exercise date of the shares purchased. Upon the subsequent sale of any such shares by the participant, any appreciation or depreciation in the value of the shares after the exercise date will be treated as a capital gain or loss for the recipient.

A participant generally does not recognize income from the grant of a restricted stock award until the restrictions on the shares lapse and the shares vest. Any dividends on restricted shares paid to participants before the lapse of restrictions are taxable to the participant as ordinary income.

A participant generally does not recognize income from the grant of restricted stock units until the restrictions on the restricted stock units lapse and the award is settled. At that time, the participant must recognize as ordinary income an amount equal to the fair market value of the shares underlying the restricted stock units. No income generally will be recognized upon the grant of performance shares or performance units. Upon the performance shares or performance units being earned and vested, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the cash received, if any, and the fair market value of shares received in settlement of the earned awards.

SARs and awards of unrestricted shares under the 2026 Equity Plan are taxable to the participant at the time paid in the case of SARs, and when received in the case of awards of unrestricted shares.

Tax Consequences to the Company or Subsidiary

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services will be entitled to a corresponding tax deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Internal Revenue Code. In the case of grants of incentive stock options, the Company does not receive an income tax deduction, provided that the employee disposes of the shares after the required holding period.

Recoupment

Repayment to the Company of all or any portion of any award under the 2026 Equity Plan may be required under certain circumstances in accordance with the Company's clawback policy, as in effect from time to time. See *"Clawback Policy"* on page 57.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2027 ANNUAL MEETING

Proposals submitted by shareholders under SEC Rule 14a-8 for our 2027 annual meeting of shareholders must be received by the Company at its principal executive offices, c/o our Corporate Secretary, P.O. Box 718, Evansville, Indiana 47705-0718, no later than December 4, 2026, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

Proposals for director nominations submitted by shareholders under our By-Laws outside of SEC Rule 14a-8 in connection with our 2027 annual meeting of shareholders must be received by the Company at its principal executive offices, c/o our Corporate Secretary, P.O. Box 718, Evansville, Indiana 47705-0718, no later than January 11, 2027.

All proposals for nominations of persons to serve as directors of the Company must comply with the requirements contained in our By-Laws. In addition to satisfying the requirements contained in the Company's By-Laws, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 of the Securities Exchange Act no later than March 15, 2027.

ANNUAL REPORT

Upon written request, the Company will provide, without charge, a copy of the Company's annual report on Form 10-K filed with the SEC for the year ended December 31, 2025 to each shareholder who does not otherwise receive a copy. Requests should be addressed to:

Old National Bancorp
c/o Corporate Secretary
P. O. Box 718
Evansville, Indiana 47705-0718

OTHER MATTERS

The Board does not know of any matters for action by shareholders at our 2026 Annual Meeting other than the matters described in the accompanying Notice of Annual Meeting of Shareholders. However, the enclosed Proxy Card will confer upon the named Proxies authority to vote on any matters which are not known to the Board as of the date of this Proxy Statement and which may properly come before the Annual Meeting. It is the intention of the persons named as Proxies to vote pursuant to the Proxy Card with respect to such matters in accordance with their judgment.

It is important that Proxy Cards be returned promptly. Shareholders are requested to complete, sign, date and return their Proxy Cards in order that a quorum for the Annual Meeting may be assured. You may also vote via the Internet or by telephone. If you do not vote via the Internet or by telephone, then your Proxy Card may be mailed in the enclosed envelope, to which no postage need be affixed.

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OLD NATIONAL BANCORP
2026 EQUITY COMPENSATION PLAN

ARTICLE I.
PURPOSE AND DURATION

Section 1.01.   *Establishment of the Plan*. Old National Bancorp, an Indiana corporation, hereby establishes an equity-based incentive compensation plan, to be known as the Old National Bancorp 2026 Equity Compensation Plan ("Plan"). This Plan was approved and adopted by the Company's Board of Directors on February 18, 2026 and was approved by the Company's shareholders on May 13, 2026. The Plan is intended to replace the Prior Plan, and no further awards will be granted under the Prior Plan on and after the Effective Date.

Section 1.02.   *Purposes of the Plan*. The purposes of the Plan are to (a) further the growth and financial success of the Company and its Affiliates by aligning the interests of Participants more closely with the interests of the Company's shareholders, (b) provide Participants with an additional incentive to excel in performing services for the Company and its Affiliates, and (c) promote teamwork among Participants. The Plan is further intended to provide flexibility to the Company and its Affiliates in attracting, motivating, and retaining directors and key employees. To achieve these objectives, the Plan provides for the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and Shares.

ARTICLE II.
DEFINITIONS AND RULES OF INTERPRETATION

Section 2.01.   *Definitions*. For purposes of the Plan, the following words and phrases shall have the following meanings, unless a different meaning is plainly required by the context:

(a)   "*1934 Act*" means the Securities Exchange Act of 1934, as amended from time to time.

(b)   "*Affiliate*" means any corporation or any other entity (including, but not limited to, a partnership, limited liability company, joint venture, or Subsidiary) controlling, controlled by, or under common control with the Company.

(c)   "*Affiliated SAR*" means a SAR that is granted in connection with a related Option pursuant to Article VII, and is deemed to be exercised at the same time as the related Option is exercised.

(d)   "*Aggregate Share Limit*" means the maximum number of Shares that may be issued under the Plan, as specified in Section 4.01.

(e)   "*Assumed*" has the meaning specified in Section 15.02(c).

(f)   "*Award*" means, individually or collectively, a grant under the Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Shares.

(g)   "*Award Agreement*" means the written agreement that sets forth the terms and conditions applicable to an Award.

(h)   "*Board*" or "*Board of Directors*" means the Company's Board of Directors, as constituted from time to time.

(i)   "*Cashless Exercise*" means, if there is a public market for the Shares, the payment of the Exercise Price for Options (i) through a same day sale commitment from the Participant and a FINRA member firm, whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay the Exercise Price, and whereby the FINRA member firm irrevocably commits upon receipt of such stock to forward the Exercise Price directly to the Company, or (ii) through a margin commitment from the Participant and a FINRA member firm whereby the Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the FINRA member firm in a margin account as security for a loan from the FINRA member firm in the amount of the Exercise Price and whereby the FINRA member firm irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company.

(j)   *"Cause"* means, for purposes of determining whether and when a Participant has incurred a Termination of Service for Cause, (i) any act or failure to act that permits the Company or an Affiliate to terminate the written employment agreement or employment arrangement or the Award Agreement between the Participant and the Company or Affiliate for "cause," as defined in such agreement or arrangement, or (ii) if there is no such agreement or arrangement, or the agreement or arrangement does not define the term "cause," any act or failure to act deemed to constitute "cause" under the Company's established and applied practices, policies, guidelines, or other plans applicable to the Participant.

(k)   *"Change in Control"* has the meaning specified in Section 15.01.

(l)   *"Code"* means the Internal Revenue Code of 1986, as amended from time to time.

(m)   *"Committee"* means the Talent Development and Compensation Committee of the Board or such other committee appointed by the Board to administer the Plan pursuant to Article III.

(n)   *"Company"* means Old National Bancorp, an Indiana corporation, and any successor thereto.

(o)   *"Director"* means any individual who is a member of the Board of Directors and who is not an Employee.

(p)   *"Effective Date"* means May 13, 2026, which is the date on which the Company's shareholders approved the Plan.

(q)   *"Eligible Transferees"* has the meaning specified in Section 16.07(a).

(r)   *"Employee"* means an officer or employee of the Company or an Affiliate.

(s)   *"Exercise Price"* means (i) the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option, and (ii) the Fair Market Value on the Grant Date of a Share to which a SAR relates.

(t)   *"Fair Market Value"* means, with respect to a Share as of a particular date, the per share closing price for the Shares on such date, as reported by the principal exchange or market on which the Shares are then listed or regularly traded. If Shares are not traded on an exchange or market on the date as of which the determination of Fair Market Value is made, Fair Market Value means the per share closing price for the Shares on the most recent preceding date on which the Shares were traded on an exchange or market. If the Shares are not listed on a national securities exchange or market, the Fair Market Value of a Share shall be determined by the Committee in a reasonable manner pursuant to a reasonable valuation method. Notwithstanding anything to the contrary in the foregoing, as of any date, the Fair Market Value of a Share shall be determined in a manner consistent with avoiding adverse tax consequences under Code Section 409A and, with respect to an Incentive Stock Option, in the manner required by Code Section 422.

(u)   *"FINRA"* means the Financial Industry Regulatory Authority.

(v)   *"Freestanding SAR"* means a SAR that is granted independently of any Option.

(w)   "*Good Reason*" means, with respect to any Participant, the meaning ascribed to such term in any Award Agreement or any employment, severance or change in control agreement entered into by such Participant. If the Participant has not entered into any employment, severance, or change in control agreement, or the applicable Award Agreement or employment, severance, or change in control agreement does not contain a definition of "Good Reason," then "Good Reason" means the occurrence of one or more of the following events within the two- (2-) year period following a Change in Control:

     (i)   A material diminution in the Participant's authority, duties, or responsibilities;

     (ii)   The Participant's annual base salary is materially reduced;

     (iii)   The Participant's principal place of employment with the Company or the Post-CIC Entity is relocated without the Participant's consent a material distance (which for this purpose shall be deemed to be more than 50 miles) from such Participant's principal place of employment immediately prior to the Change in Control; or

     (iv)   Any other action or inaction that constitutes a material breach by the Company or the Post-CIC Entity of this Plan, any Award Agreement, or any other agreement or arrangement under which the Participant provides his or her services to the Company or the Post-CIC Entity.

(x)   *"Grant Date"* means the date of an Award set forth in an Award Agreement.

(y)   *"Immediate Family Members"* has the meaning specified in Section 16.07(a).

(z)   *"Incentive Stock Option"* means an option to purchase Shares that is granted to a Participant pursuant to Article VI, is designated as an "incentive stock option" and satisfies the requirements of Code Section 422.

(aa) *"Minimum Vesting Exceptions"* has the meaning specified in Section 4.05.

(bb) *"Minimum Vesting Requirement"* has the meaning specified in Section 4.05.

(cc) *"Nonqualified Stock Option"* means an option to purchase Shares that is granted to a Participant pursuant to Article VI and is not an Incentive Stock Option.

(dd) *"Option"* means an Incentive Stock Option or a Nonqualified Stock Option.

(ee) *"Option Period"* means the period during which an Option is exercisable in accordance with the applicable Award Agreement and Article VI.

(ff) *"Participant"* means an Employee or a Director to whom an Award has been granted under the Plan.

(gg) *"Performance Award"* means an Award under which the Shares or amount earned by or payable to (if any) the Participant is contingent on the achievement or satisfaction of one or more pre-established Performance Targets during the Performance Period, as determined by the Committee or the Board.

(hh) *"Performance Measures"* means, with respect to a Performance Award, the factors determined by the Committee or the Board used to determine the Shares or amount (if any) earned or payable pursuant to the Award. "Performance Measures" shall be based on any of the factors listed below, alone or in combination, as determined by the Committee or the Board. Such factors may be applied (i) on a corporate-wide or business-unit basis, (ii) including or excluding one or more Subsidiaries, (iii) in comparison with plan, budget, or prior performance, (iv) on an absolute basis or in comparison with industry or peer performance, and/or (v) on an adjusted basis taking into account acquisitions by the Company or any other factors. Performance Measures shall mean: (1) earnings per share; (2) net income; (3) interest income; (4) net interest income; (5) non-interest income; (6) efficiency ratio; (7) deposits; (8) credit quality; (9) return on assets; (10) return on capital or equity; (11) shareholder returns; (12) stock price; and (13) any other metrics or criteria as may be determined by the Committee in its sole discretion. Performance Measures may differ from Participant to Participant and from Award to Award.

(ii) *"Performance Period"* means the period of time during which Performance Targets must be satisfied or achieved with respect to an Award, as determined by the Committee.

(jj) *"Performance Share"* means an Award granted to a Participant pursuant to Article X.

(kk) *"Performance Targets"* means, with respect to a Performance Award, the objective performance under the Performance Measures for a Performance Period that must be satisfied or achieved to result in the Performance Award being earned or paid. Performance Targets may differ from Participant to Participant and Award to Award.

(ll) *"Performance Unit"* means an Award granted to a Participant pursuant to Article X.

(mm) *"Period of Restriction"* means, as applicable, either the vesting period of an Award or the period during which an Award of Restricted Stock or Restricted Stock Units is subject to restrictions and a substantial risk of forfeiture.

(nn) *"Plan"* means this Old National Bancorp 2026 Equity Compensation Plan, as hereafter may be amended from time to time.

(oo) "*Post-CIC Entity*" means any company or entity (or any successor or parent thereof) that is not the Company and that effects a Change in Control pursuant to Article XV.

(pp) *"Prior Plan"* means the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (amended and restated as of May 10, 2012, and further amended and restated as of April 27, 2017, and further amended by a first amendment effective April 29, 2021, and further amended by a second amendment effective May 18, 2022).

(qq) *"Restricted Stock"* means an Award granted to a Participant pursuant to Article VIII.

(rr)   "*Restricted Stock Unit*" means an Award granted to a Participant pursuant to Article IX.

(ss)   *"Retirement"* means, with respect to a Participant, Termination of Service after either (i) having (A) completed at least five (5) years of service with the Company and (B) reached fifty-five (55) years of age, or (ii) satisfying the service and/or age requirements specified in an applicable Award Agreement. For purposes of the preceding sentence, service with an Affiliate, including a corporation or entity acquired by the Company, shall be considered service with the Company.

(tt)   *"Rule 16b-3"* means Rule 16b-3 under the 1934 Act and any future rule or regulation amending, supplementing, or superseding such rule.

(uu)   *"Section 16 Person"* means a person subject to potential liability under Section 16(b) of the 1934 Act with respect to transactions that involve equity securities of the Company.

(vv)   *"Shares"* means the whole shares of issued and outstanding regular voting common stock, no par value, of the Company, whether presently or hereafter issued and outstanding, and any other stock or securities resulting from adjustment thereof as provided in Section 4.04, or the stock of any successor to the Company that is so designated for the purposes of the Plan.

(ww)   *"Stock Appreciation Right"* or *"SAR"* means an Award, granted to a Participant alone or in connection or tandem with a related Option pursuant to Article VII.

(xx)   *"Subsidiary"* means any corporation or entity (including, without limitation, any bank, savings association, financial institution, or financial services company or other company, limited liability company, or organization) in an unbroken chain of corporations or entities beginning with the Company, if each of the corporations or entities other than the last corporation or entity in the unbroken chain then owns stock or ownership interests possessing fifty percent (50%) or more of the total combined voting power of all classes of stock or ownership interests in one of the other corporations or entities in the chain. is owned, directly or indirectly, by the Company.

(yy)   *"Tandem SAR"* means a SAR that is granted to a Participant in tandem with a related Option pursuant to Article VII, the exercise of which requires forfeiture of the right to exercise the related Option with respect to an equal number of Shares and that is forfeited to the extent that the related Option is exercised.

(zz)   *"Termination of Service,"* "*Terminates Service,*" "*Terminated,*" or any variation thereof means (i) to the extent an Award is subject to Code Section 409A, a separation from service within the meaning of Code Section 409A(a)(2)(A)(i) with the Company and its Affiliates, and (ii) if an Award is not subject to Code Section 409A, other than an exception thereto, termination of employment or service with the Company and its Affiliates.

Section 2.02.   *Rules of Interpretation.* The following rules shall govern the interpretation of the Plan:

(a)   Except to the extent preempted by United States federal law or as otherwise expressly provided herein, the Plan and all Award Agreements shall be interpreted in accordance with and governed by the internal laws of the State of Indiana without giving effect to any choice or conflict of law provisions, principles, or rules.

(b)   The Plan and all Awards are intended to be exempt from or comply with the requirements of Code Section 409A and all other applicable laws, and this Plan shall be so interpreted and administered. In no event, however, shall this Subsection or any other provisions of this Plan be construed to require the Company to provide any gross-up for the tax consequences of any provisions of, or payments or Shares earned or vested under, this Plan. Except as may be expressly provided in another agreement to which the Company is bound, the Company and its Affiliates shall have no responsibility for tax or legal consequences to any Participant (or beneficiary) resulting from the terms or operation of this Plan.

(c)   Any reference herein to a provision of law, regulation, or rule shall be deemed to include a reference to the successor of such law, regulation, or rule.

(d)   To the extent consistent with the context, any masculine term shall include the feminine, and vice versa, and the singular shall include the plural, and vice versa.

(e)   If any provision of the Plan shall be held to be illegal or invalid for any reason, the illegality or invalidity of that provision shall not affect the remaining provisions of the Plan, and the Plan shall be interpreted and enforced as if the illegal or invalid provision had never been included herein.

Proxy Statement

(f)   The grant of Awards and issuance of Shares under the Plan shall be subject to all applicable statutes, laws, rules, and regulations and to such approvals and requirements as may be required from time to time by any governmental authority or securities exchange or market on which the Shares are then listed or traded.

(g)   The descriptive headings and sections of the Plan are provided for convenience of reference only and shall not serve as a basis for interpretation of the Plan.

ARTICLE III.
ADMINISTRATION

Section 3.01.   *The Committee.* The Committee shall administer the Plan and, subject to the provisions of the Plan and applicable law, may exercise its discretion in performing its administrative duties hereunder. The Committee shall consist of not fewer than three (3) Directors, and Committee action shall require the affirmative vote of a majority of its members. The Committee shall be composed solely of Directors who are non-employee directors under Rule 16b-3.

Section 3.02.   *Authority of the Committee.* Except as limited by law, by the Articles of Incorporation or By-Laws of the Company or the Charter of the Committee, and subject to the provisions of the Plan, the Committee shall have full power, authority, and discretion to (a) select the Employees who shall participate in the Plan; (b) determine the amounts, sizes, and types of Awards that may be granted to any Participant; (c) determine the terms and conditions of Awards in a manner consistent with the Plan; (d) construe and interpret the Plan, all Award Agreements, and any other agreements or instruments entered into under the Plan; (e) establish, amend, or waive any rules or regulations for the Plan's administration; (f) amend the terms and conditions of any outstanding Award and applicable Award Agreement to the extent that such terms and conditions are within the discretion of the Committee, subject to the provisions of this Plan and any applicable law; and (g) amend any provision of this Plan, subject to Article XIII or any other applicable provisions of this Plan and applicable law. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan. Each Award shall be evidenced by a written Award Agreement between the Company and the Participant and shall contain such terms and conditions established by the Committee consistent with the provisions of the Plan. Except as limited by applicable law or the Plan, the Committee may use its discretion to the maximum extent that it deems appropriate in administering the Plan. The full Board will have the authority outlined above in this Section 3.02 with respect to Awards granted to a Director. Any reference to the "Committee" in this Plan shall mean "Board" with respect to any Award granted to a Director or to any executive officer who is a direct report of the Company's Chief Executive Officer.

Section 3.03.   *Delegation by the Committee.* The Committee may delegate all or any part of its authority and powers under this Plan to one or more Directors or officers of the Company; provided, however, the Committee may not delegate its authority and powers (a) with respect to grants of Awards to Section 16 Persons, or (b) in a way that would jeopardize the Plan's satisfaction of Rule 16b-3.

Section 3.04.   *Decisions Binding.* All determinations and decisions made by the Committee, the Board, or any delegate of the Committee pursuant to this Article shall be final, conclusive, and binding on all persons, including the Company and Participants.

ARTICLE IV.
SHARES SUBJECT TO THIS PLAN

Section 4.01.   *Number of Shares.*

(a)   Subject to adjustment as provided in Section 4.04 and any limitations specified elsewhere in the Plan, the maximum number of Shares, in the aggregate, available for issuance under the Plan pursuant to (i) the exercise of Options, (ii) the grant of Affiliated, Freestanding, and Tandem SARs, (iii) the grant of Restricted Stock and Restricted Stock Units, (iv) the grant of Performance Units and Performance Shares, and/or (v) the grant of Shares, shall not exceed the sum of the following (the "*Aggregate Share Limit*"):

(A)   nine million (9,000,000) Shares, plus

(B)   any Shares available for awards under the Prior Plan as of the Effective Date, plus

(C)   any Shares covered by an award under the Prior Plan that are outstanding on the Effective Date that are subsequently forfeited, are not earned or vested or remain unpurchased or undistributed upon termination or expiration of the award.

(b)   The Aggregate Share Limit as of a given date shall not be reduced by any Shares relating to Awards or Prior Plan awards that have expired or have been forfeited or cancelled. If the Company pays the benefit provided by any Award granted under the Plan to the respective Participant in cash, any Shares that were covered by such Award will be available for issuance or transfer hereunder. Notwithstanding anything to the contrary contained herein:

(i)   if Shares are tendered or otherwise used in payment of the Exercise Price of an Option, the total number of Shares covered by the Option being exercised shall count against the Aggregate Share Limit;

(ii)   any Shares withheld by the Company to satisfy a tax withholding obligation shall count against the Aggregate Share Limit;

(iii)   the number of Shares covered by a SAR, to the extent that it is exercised and settled in Shares, shall be considered issued or transferred pursuant to the Plan and shall count against the Aggregate Share Limit; and

(iv)   in the event that the Company repurchases Shares with proceeds from the exercise of an Option, those Shares will not be added to the Aggregate Share Limit.

If, under the Plan, a Participant has elected to give up the right to receive compensation in exchange for Shares based on their Fair Market Value, such Shares will not count against the Aggregate Share Limit.

(c)   Shares issued under the Plan may be authorized but unissued Shares, treasury Shares, reacquired Shares (including Shares purchased in the open market) or any combination thereof, as the Committee may determine from time to time. Shares covered by an Award that are forfeited, that are not earned or vested or that remain unpurchased or undistributed upon termination or expiration of the Award may be made the subject of future Awards to the same or other Participants.

(d)   The total number of Shares that may be actually issued or transferred by the Company upon the exercise of Incentive Stock Options will not exceed two million (2,000,000) Shares.

Section 4.02.   *Restrictions on Shares.* Shares issued upon exercise of an Award shall be subject to the terms and conditions specified herein and to such other terms, conditions, and restrictions as the Committee may determine or provide in any Award Agreement. The Company shall not be required to issue or deliver any Shares, before (a) the listing of such Shares on any stock exchange (or other public market) on which the Shares may then be listed (or regularly traded) and (b) the completion of any registration or qualification of such Shares under federal, state, local, or other law, or any ruling or regulation of any government body that the Committee determines to be necessary or advisable. The Company shall not be required to issue certificates for any Shares issued pursuant to the Plan, and such Shares may be issued in book-entry form. The Company may cause any certificate for Shares to be delivered hereunder to be properly marked with a legend or other notation reflecting the limitations on transfer of such Shares as provided in the Plan or as the Committee may otherwise require. Participants, or any other persons entitled to benefits under the Plan, must furnish to the Committee such documents, evidence, data, or other information as the Committee considers necessary or desirable for the purpose of administering the Plan. The benefits under the Plan for each Participant and other person entitled to benefits hereunder are to be provided on the condition that such Participant or other person furnishes full, true, and complete data, evidence, or other information and that he or she promptly signs any document reasonably requested by the Committee. No fractional Shares shall be issued under the Plan; rather, fractional shares shall be aggregated and then rounded to the next lower whole Share.

Section 4.03.   *Shareholder Rights.* Except as provided in Section 4.06, Section 4.07 and otherwise in the Plan, no person shall have any rights of a shareholder (including, but not limited to, voting and dividend rights) as to Shares subject to an Award until the Award has been exercised, earned or vested or other action has occurred as may be required by the Committee, and such Shares shall have been recorded on the Company's official shareholder records (or the records of its transfer agent) as having been issued and transferred to the Participant. Upon exercise of an Option or other Award or any portion thereof, the Company shall have a reasonable period in which to issue and transfer the Shares to the Participant, and the Participant shall not be treated as a shareholder for any purpose before such issuance and transfer. No payment or adjustment shall be made for cash dividends or other rights for which the record date is prior to the date on which such Shares are recorded as issued and transferred in the Company's official shareholder records (or the records of its transfer agent), except as provided herein or in an Award Agreement.

Section 4.04.   *Changes in Stock Subject to the Plan.* In the event of any change in the Shares by virtue of a stock dividend, stock split or consolidation, reorganization, merger, spinoff, or similar transaction, the Committee shall, as it deems appropriate, adjust (a) the aggregate number and kind of Shares available for Awards, (b) the number and kind of Shares subject to an Award, and (c) the terms of the Award to prevent the dilution of Shares or the diminution of the Awards. In the event of any such transaction or event or in the event of a Change in Control, the Committee, in its sole discretion, may provide in substitution for any or all outstanding Awards under this Plan such alternative consideration (including cash), if any, as it may determine to be equitable in the circumstances and may require in connection therewith the surrender of all Awards so replaced in a manner that complies with Code Section 409A. In addition, for each Option or SAR with an Exercise Price greater than the consideration offered in connection with any such transaction or event or a Change in Control, the Committee may, in its sole discretion, elect to cancel such Option or SAR without any payment to the person holding such Option or SAR. The Committee's determination pursuant to this Section shall be final and conclusive, provided, however, no adjustment pursuant to this Section shall (i) be made to the extent that the adjustment would cause an Award to violate the requirements under Code Section 409A or (ii) change the One Hundred Thousand Dollar ($100,000) limit on Incentive Stock Options first exercisable during a year, as set forth in Section 6.01.

Section 4.05. *Minimum Vesting Requirements; Minimum Vesting Exceptions.* All Awards shall be subject to a minimum time-based vesting period or minimum Performance Period, as applicable, of not less than one (1) year from the Grant Date ("Minimum Vesting Requirement"); provided, however, that the following Awards shall not be subject to the Minimum Vesting Requirement: (a) Awards to Directors that vest on the Grant Date; (b) any Awards granted up to a maximum of five percent (5%) of the Aggregate Share Limit as may be adjusted under Section 4.04 of this Plan; and (c) Awards granted in connection with awards of another company, that are already fully vested or have partially vested at least one (1) year from their grant date, that are assumed, converted or substituted pursuant to an acquisition by the Company or any Affiliate (collectively, the "Minimum Vesting Exceptions").

Section 4.06. *Dividends and Dividend Equivalents.* Notwithstanding any provision of the Plan to the contrary, in the discretion of the Committee, an Award Agreement may provide a Participant with, as applicable, dividends or dividend equivalents payable in cash or Shares as follows: (a) dividends during the applicable Period of Restriction on Awards of Restricted Stock that are subject to service-based vesting requirements may be paid currently to Participants in cash; (b) dividends or dividend equivalents with respect to Performance Awards, Performance Units and Performance Shares may be accrued until, and be paid in Shares only to the extent that, such Award is earned and vested based on the satisfaction of the applicable Performance Targets and service-based vesting requirements; and (c) dividends or dividend equivalents, as applicable, may be paid currently or accrued and paid later in any other manner as the Committee may determine in its sole discretion. Notwithstanding the foregoing, with respect to an Award subject to Section 409A of the Code, the payment, deferral or crediting of any dividends or dividend equivalents shall comply with the requirements of Section 409A of the Code or an exception thereto.

Section 4.07. *Voting Rights.* Neither an Award nor the Shares covered by an Award shall have any voting rights with respect to securities of the Company until the Award has been exercised, earned or vested or other action has occurred as may be required by the Committee, and such Shares shall have been recorded on the Company's official shareholder records (or the records of its transfer agent) as having been issued and transferred to the Participant, except that Awards of Restricted Stock that are subject to service-based vesting requirements shall have voting rights with respect to securities of the Company during the applicable Period of Restriction.

ARTICLE V.
ELIGIBILITY

Except as provided in the Plan, individuals who are Employees or Directors shall be eligible to participate in the Plan and may be granted Awards. The Committee may, from time to time and in its sole discretion, select the Employees to be granted Awards and determine the form, terms, and conditions with respect thereto for each Award. In making any such selection and determination, the Committee may give consideration to the functions and responsibilities of the Employee and the Employee's contributions to the Company or its Affiliates, the value of the Employee's services (past, present, and future) to the Company or its Affiliates, and such other factors as it deems relevant. The Board will be responsible for determining the terms and conditions of Awards granted to Directors.

ARTICLE VI.
OPTIONS

Section 6.01. *Grant of Options.* Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Options to any Participant in such amounts as the Committee, in its sole discretion, shall determine. The Committee may grant Incentive Stock Options, Nonqualified Stock Options, or any combination thereof; provided that only Employees may be granted Incentive Stock Options. The Committee, subject to the provisions of this Plan and applicable law, shall have discretion to determine the terms and conditions of the Options granted under the Plan and shall determine the number of Shares subject to each Option; subject to the express limitations of the Plan, including Article XII. Furthermore, no Participant may be granted Incentive Stock Options under this Plan (when combined with incentive stock options granted under any other plan of the Company or an Affiliate) that would result in Shares with an aggregate Fair Market Value (determined as of the Grant Date(s)) of more than One Hundred Thousand Dollars ($100,000) first becoming exercisable in any one calendar year. To the extent that a purported Incentive Stock Option would violate the limitation specified in the preceding sentence, the Option shall be deemed a Nonqualified Stock Option.

Section 6.02.   *Option Award Agreement.* Each Option shall be evidenced by an Option Award Agreement that shall specify the Exercise Price, the number of Shares to which the Option pertains, the Option Period, any conditions to exercise of the Option, and such other terms and conditions as the Committee, in its sole discretion, shall determine. The Option Award Agreement also shall specify whether the Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option. All grants of Options intended to constitute Incentive Stock Options and the related Award Agreements shall comply with the requirements of Code Section 422.

Section 6.03.   *Exercise Price.* Subject to the provisions of this Section, the Committee shall determine the Exercise Price under each Option.

(a)   *Nonqualified Stock Options.* The Exercise Price per Share under a Nonqualified Stock Option shall be not less than one hundred percent (100%) of Fair Market Value of a Share on the Grant Date.

(b)   *Incentive Stock Options.* The Exercise Price per Share under an Incentive Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date; provided, however, if, on the Grant Date, the Participant (together with persons whose stock ownership is attributed to the Participant pursuant to Code Section 424(d)) owns securities possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the Exercise Price per Share shall be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the Grant Date.

(c)   *Substitute Options.* Notwithstanding the provisions of Subsections (a) and (b) of this Section 6.03, if the Company or an Affiliate consummates a transaction described in Code Section 424(a) (e.g., the acquisition of property or stock from an unrelated corporation), individuals who become Employees on account of such transaction may be granted Options in substitution for options granted by such former employer or recipient of services. If such substitute Options are granted, the Committee, in its sole discretion and consistent with Code Section 424(a) and the requirements of Code Section 409A, may determine that such substitute Options shall have an Exercise Price less than one hundred (100%) of the Fair Market Value of the Shares to which the Options relate determined as of the Grant Dates. In carrying out the provisions of this Subsection, the Committee shall apply the principles contained in Section 4.04.

Section 6.04.   *Duration of Options.* The Option Period with respect to each Option shall commence and expire at such times as the Committee, in its sole discretion, shall determine, as set forth in the applicable Award Agreement, provided that:

(a)   Options shall not be exercisable more than ten (10) years after their respective Grant Dates;

(b)   Incentive Stock Options granted to an Employee who possesses more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Subsidiary, taking into account the attribution rules of Code Section 422(d), shall not be exercisable later than five (5) years after their respective Grant Date(s); and

(c)   Subject to the limits of this Article, the Committee may, in its sole discretion, after an Option is granted, extend the option term, provided that such extension is not an extension for purposes of Code Section 409A and the guidance thereunder or, in the case of an Incentive Stock Option, a modification, extension, or renewal for purposes of Code Section 424(h).

Section 6.05.   *Exercisability of Options.* All Options granted under this Plan shall be exercisable at such times, under such terms, and subject to such restrictions and conditions as the Committee shall determine and specify in the applicable Award Agreement; provided, however, that unless one of the Minimum Vesting Exceptions is applicable, the scheduled vesting period for any Option shall comply with the Minimum Vesting Requirement. An Award Agreement for an Option may provide that such Option becomes exercisable in the event of the Participant's death, disability, or Retirement or in connection with a Change in Control.

Section 6.06.   *Method of Exercise.* Subject to the provisions of this Article and the applicable Award Agreement, a Participant may exercise an Option, in whole or in part, at any time during the applicable Option Period by giving written notice to the Company of exercise on a form provided by the Company (if available). Such notice shall specify the number of Shares subject to the Option to be purchased and shall be accompanied by payment in full of the total Exercise Price by cash or check or such other form of payment as the Company may accept. If permitted by the Committee or the applicable Award Agreement, payment in full or in part may also be made by:

(a)   subject to any conditions or limitations established by the Committee, delivering Shares already owned by the Participant and having a total Fair Market Value on the date of such delivery equal to the total Exercise Price;

(b)   to the extent permitted by law, the delivery of cash by a broker-dealer pursuant to a Cashless Exercise;

(c)   subject to any conditions or limitations established by the Committee, the Company's withholding of Shares from the Option having an aggregate Fair Market Value at the time of exercise equal to the total Exercise Price pursuant to a net exercise arrangement (it being understood that, solely for purposes of determining the number of treasury Shares held by the Company, the Shares so withheld will not be treated as issued and outstanding by the Company upon such exercise);

(d)   a combination of the foregoing; or

(e)   to the extent permitted by law, in any other manner then permitted by the Committee.

No Shares shall be issued until full payment therefor has been made. A Participant shall have all of the rights of a shareholder of the Company holding the class of Shares subject to such Option (including, if applicable, the right to vote the Shares and the right to receive dividends) when the Participant has given written notice of exercise, has paid the total Exercise Price, and such Shares have been recorded on the Company's official shareholder records (or the records of its transfer agents or registrars) as having been issued and transferred to the Participant.

Section 6.07.   *Restrictions on Share Transferability.* In addition to the restrictions imposed by Section 16.07 of the Plan, the Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option as it may deem advisable or appropriate, including, but not limited to, restrictions related to applicable federal and state securities laws and the requirements of any national securities exchange or market on which Shares are then listed or regularly traded.

Section 6.08.   *Prohibition on Repricing of Stock Options.* Except as permitted under Section 4.04 of the Plan, the terms of any outstanding Option may not be amended without shareholder approval to reduce the Exercise Price of such outstanding Option or to cancel such outstanding Option in exchange for cash, other Awards, or an Option or SAR with an exercise price that is less than the Exercise Price of the original Option.

Section 6.09.   *Cancellation of Options.* On the date set forth in the applicable Award Agreement, all Options that have not vested or been exercised shall be forfeited and the Shares relating thereto shall be available for the grant of new Awards as provided in Section 4.01.

ARTICLE VII.
STOCK APPRECIATION RIGHTS

Section 7.01.   *Grant of SARs.* Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Awards of Tandem SARs, Affiliated SARs, Freestanding SARs, or any combination thereof to any Participant in such amounts as the Committee, in its sole discretion, shall determine. The Committee, subject to the provisions of this Plan, shall have discretion to determine the terms and conditions of SARs granted under the Plan; provided, however, the Exercise Price of a Freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date, and the Exercise Price of a Tandem SAR or an Affiliated SAR shall be equal to the Exercise Price of the Option to which such SAR relates. The number of Shares to which a SAR relates as well as the Exercise Price for a SAR shall be subject to adjustment pursuant to Section 4.04.

Section 7.02.   *Exercise of Tandem SARs.* Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. The following requirements apply to all Tandem SARs: (a) the Tandem SAR shall expire not later than the date on which the related Option expires; (b) the value of the payout with respect to the Tandem SAR shall be no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying Option and one hundred percent (100%) of the Fair Market Value of the Shares subject to the related Option at the time the Tandem SAR is exercised; and (c) the Tandem SAR shall be exercisable only when the Fair Market Value of the Shares subject to the Option to which the Tandem SAR relates exceeds the Exercise Price of such Option.

Section 7.03.   *Exercise of Affiliated SARs.* An Affiliated SAR shall be deemed to be exercised upon the exercise of the Option to which the Affiliated SAR relates. Such deemed exercise of an Affiliated SAR shall not reduce the number of Shares subject to the related Option.

Section 7.04.   *Exercise of Freestanding SARs.* Freestanding SARs shall be exercisable on such terms and conditions as the Committee, in its sole discretion, shall specify in the applicable Award Agreement; provided, however, that unless one of the Minimum Vesting Exceptions is applicable, the scheduled vesting period for any Freestanding SAR shall comply with the Minimum Vesting Requirement. An Award Agreement for a Freestanding SAR may provide that such Freestanding SAR becomes exercisable in the event of the Participant's death, disability, or Retirement or in connection with a Change in Control.

Section 7.05. *SAR Award Agreement.* Each SAR shall be evidenced by an Award Agreement that specifies the Exercise Price, the expiration date of the SAR, the number of SARs, any conditions on the exercise of the SAR, and such other terms and conditions as the Committee, in its sole discretion, shall determine. The Award Agreement shall also specify whether the SAR is a Tandem SAR, Affiliated SAR, or Freestanding SAR, or a combination thereof.

Section 7.06. *Expiration of SARs.* Each SAR granted under this Plan shall expire upon the date determined by the Committee, in its sole discretion, as set forth in the applicable Award Agreement. Notwithstanding the foregoing, the terms and provisions of Section 6.04 also shall apply to Tandem and Affiliated SARs.

Section 7.07. *Payment of SAR Amount.* Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) the positive difference between the Fair Market Value of a Share on the date of exercise and the Exercise Price; by

(b) the number of Shares with respect to which the SAR is exercised.

At the sole discretion of the Committee, such payment may be in cash, in Shares that have a Fair Market Value equal to the cash payment calculated under this Section, or in a combination of cash and Shares.

Section 7.08. *Termination of SAR.* A Tandem SAR or Affiliated SAR shall terminate at such time as the Option to which such SAR relates terminates. A Freestanding SAR shall terminate at the time provided in the applicable Award Agreement, and under no circumstances more than ten (10) years from the Grant Date.

Section 7.09. *Prohibition on Repricing SARs.* Except as permitted under Section 4.04 of the Plan, the terms of any outstanding SAR may not be amended without shareholder approval to reduce the Exercise Price of such outstanding SAR or to cancel such outstanding SAR in exchange for cash, other Awards, or an Option or SAR with an exercise price that is less than the Exercise Price of the original SAR.

Section 7.10. *Cancellation of SARs.* On the date set forth in the applicable Award Agreement, all SARs that have not vested or been exercised shall be forfeited and the Shares relating thereto shall be available for the grant of new Awards as provided in Section 4.01.

ARTICLE VIII.
RESTRICTED STOCK

Section 8.01. *Grants of Restricted Stock.* Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Awards of Shares of Restricted Stock to any Participant in such amounts as the Committee, in its sole discretion, shall determine.

Section 8.02. *Restricted Stock Award Agreement.* Each Award of Restricted Stock shall be evidenced by an Award Agreement that specifies the Period of Restriction, the number of Shares granted, and such terms and conditions as the Committee, in its sole discretion, shall determine. The Committee may, in its sole discretion, set Performance Targets in an Award Agreement for Restricted Stock that must be satisfied for the restrictions on some or all of the Shares to be released at the end of the Period of Restriction.

Section 8.03. *Restrictions on Transferability.* Except as provided in Section 16.07 or this Article, Shares of Restricted Stock may not be sold, transferred, assigned, margined, encumbered, gifted, bequeathed, alienated, hypothecated, pledged, or otherwise disposed of, whether by operation of law, whether voluntarily or involuntarily or otherwise, until the end of the applicable Period of Restriction.

Section 8.04. *Other Restrictions.* The Committee, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate in accordance with this Article, including, without limitation, the following: the Committee may impose restrictions on Restricted Stock based upon any one or more of the following criteria: (a) the achievement of specific Performance Targets; provided that unless one of the Minimum Vesting Exceptions is applicable, the Period of Restriction for such performance-based Shares of Restricted Stock shall comply with the Minimum Vesting Requirement, (b) vesting based on period of service with the Company and any of its Subsidiaries; provided that unless one of the Minimum Vesting Exceptions is applicable, the Period of Restriction for such service-based Shares of Restricted Stock shall comply with Minimum Vesting Requirement, (c) applicable federal or state securities laws, or (d) any other basis determined by the Committee, in its sole discretion.

Section 8.05. *Removal of Restrictions.* Except as otherwise provided in this Article, as soon as practicable after the applicable Period of Restriction has ended, Shares of Restricted Stock covered by an Award shall be subject to release to the Participant. For Awards of Restricted Stock for which the restrictions are based on the achievement of Performance Targets, the number of Shares to be released shall be determined as a function of the extent to which the applicable

Performance Targets have been achieved and, to the extent that the Shares are not earned, they shall be forfeited. Notwithstanding any provision in the Plan to the contrary, to the extent permitted under Code Section 409A and the regulations thereunder (if Code Section 409A is applicable to the Award) without resulting in adverse tax consequences, any Award Agreement for Restricted Stock may provide for the earlier termination of restrictions or other modifications on such Restricted Stock in the event of the Participant's death, disability, or Retirement or in connection with a Change in Control.

Section 8.06. *Return of Restricted Stock to the Company.* On the date set forth in the applicable Award Agreement, the shares of Restricted Stock for which restrictions have not lapsed by the last day of the Period of Restriction shall revert to the Company and thereafter shall be available for the grant of new Awards.

ARTICLE IX.
RESTRICTED STOCK UNITS

Section 9.01. *Grants of Restricted Stock Units.* Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Awards of Restricted Stock Units to any Participant in such amounts as the Committee, in its sole discretion, shall determine.

Section 9.02. *Restricted Stock Unit Award Agreement.* Each Award of Restricted Stock Units shall be evidenced by an Award Agreement that specifies the number of Restricted Stock Units (including the number of Shares or cash to be delivered or paid upon the lapse of restrictions), the Period of Restriction, and such terms and conditions as the Committee, in its sole discretion, shall determine. The Committee may, in its sole discretion, set Performance Targets in an Award Agreement for Restricted Stock Units that must be satisfied for the restrictions on some or all of the Shares to be delivered or cash to be paid at the end of the Period of Restriction.

Section 9.03. *Restrictions on Transferability.* Except as provided in Section 16.07 or this Article, Restricted Stock Units may not be sold, transferred, assigned, margined, encumbered, gifted, bequeathed, alienated, hypothecated, pledged, or otherwise disposed of, whether by operation of law, whether voluntarily or involuntarily or otherwise.

Section 9.04. *Other Restrictions.* The Committee, in its sole discretion, may impose such other restrictions on Restricted Stock Units as it may deem advisable or appropriate in accordance with this Article based upon any one or more of the following criteria: (a) the achievement of specific Performance Targets; provided that unless one of the Minimum Vesting Exceptions is applicable, the Period of Restriction for such performance-based Restricted Stock Units shall comply with the Minimum Vesting Requirement, (b) vesting based on period of service with the Company and any of its Subsidiaries; provided that unless one of the Minimum Vesting Exceptions is applicable, the Period of Restriction for such service-based Restricted Stock Units shall comply with the Minimum Vesting Requirement, (c) applicable federal or state securities laws, or (d) any other basis determined by the Committee, in its sole discretion.

Section 9.05. *Removal of Restrictions.* Except as otherwise provided in this Article, as soon as practicable after the applicable Period of Restriction has ended, Restricted Stock Units covered by an Award shall be subject to release to the Participant. For Awards of Restricted Stock Units for which the restrictions are based on the achievement of Performance Targets, the number of Shares to be delivered (or cash to be paid) shall be determined as a function of the extent to which the applicable Performance Targets have been achieved and, to the extent that the Restricted Stock Units are not earned, they shall be forfeited. Notwithstanding any provision in the Plan to the contrary, to the extent permitted under Code Section 409A and the regulations thereunder without resulting in adverse tax consequences, any Award Agreement for Restricted Stock Units may provide for the earlier termination of restrictions or other modifications on such Restricted Stock Units in the event of the Participant's death, disability, or Retirement or in connection with a Change in Control.

Section 9.06. *Ownership.* During the Period of Restriction, the Participant will have no rights of ownership in the Shares subject to the Restricted Stock Units and shall have no right to vote such Shares.

Section 9.07. *Cancellation of Restricted Stock Units.* On the date set forth in the applicable Award Agreement, all Restricted Stock Units that have not been earned or vested shall be forfeited and thereafter the Shares subject to such forfeited Restricted Stock Units shall be available for the grant of new Awards.

ARTICLE X.
PERFORMANCE UNITS AND PERFORMANCE SHARES

Section 10.01. *Grant of Performance Units/Shares.* Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Awards of Performance Units and/or Performance Shares to any Participant in such amounts as the Committee, in its sole discretion, shall determine.

Section 10.02. *Value of Performance Units/Shares.* Each Performance Unit shall have an initial value that is established based upon the Grant Date. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share based upon the Grant Date.

Section 10.03. *Performance Targets and Other Terms.* The Committee shall set Performance Targets in its sole discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units or Performance Shares, or both, that will be earned by or paid to the Participant.

Section 10.04. *Performance Unit/Performance Share Agreement.* Each Award of Performance Units or Performance Shares shall be evidenced by an Award Agreement that specifies the number of Performance Units or Performance Shares, the Performance Period, the Performance Targets, and such other terms and conditions as the Committee, in its sole discretion, shall determine. The Committee may set Performance Targets based upon (a) the achievement of Performance Targets; provided that, unless one of the Minimum Vesting Exceptions is applicable, the Performance Period for any Performance Unit or Performance Share shall comply with the Minimum Vesting Requirement, (b) applicable Federal or state securities laws, or (c) any other basis determined by the Committee in its sole discretion.

Section 10.05. *Earning of Performance Units/Shares.* Except as otherwise provided in the Plan, as soon as practicable after the applicable Period of Restriction has ended, the holder of Performance Units or Performance Shares shall be entitled to receive those Performance Units or Performance Shares, as the case may be, earned by the Participant over the Performance Period, to be determined as a function of the extent to which the applicable Performance Targets have been achieved. Notwithstanding any provision in the Plan to the contrary, to the extent permitted under Code Section 409A and the regulations thereunder without resulting in adverse tax consequences, any Award Agreement for Performance Units or Performance Shares may provide for the earlier termination of restrictions or other modifications in the event of the Participant's death, disability, or Retirement or in connection with a Change in Control.

Section 10.06. *Form and Timing of Payment of Performance Units/Shares.* Each Award Agreement for Performance Units or Performance Shares will specify the time and manner of payment for any such Performance Units or Performance Shares that have been earned. The Committee, in its sole discretion, may pay earned Performance Units or Performance Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units or Performance Shares, as the case may be, determined as of the last day of the applicable Performance Period), or a combination thereof.

Section 10.07. *Dividend Equivalents.* Section 4.06 applies to any dividend equivalents and dividends on Awards of Performance Units and Performance Shares.

Section 10.08. *Cancellation of Performance Units/Shares.* On the date set forth in the applicable Award Agreement, all Performance Units or Performance Shares that have not been earned or vested shall be forfeited and thereafter shall be available for the grant of new Awards as provided in Section 4.01.

ARTICLE XI.
SHARE GRANTS

Subject to the terms and conditions of the Plan, the Committee may, at any time and from to time, grant Awards of Shares to any Participant in such amount as the Committee, in its sole discretion, shall determine. A grant of an Award pursuant to this Section may be evidenced by an Award Agreement or such other document as the Committee, in its sole discretion, determines to be appropriate; provided, however, the Shares shall, except to the extent the Minimum Vesting Requirement applies instead of any of the Minimum Vesting Exceptions, be freely transferable, and the Committee shall not impose Performance Targets, a Period of Restriction, or any other conditions, restrictions, or risks of forfeiture on the Award. Awards of Shares pursuant to this Section shall be subject, as applicable, to the withholding requirements of Article XIV.

ARTICLE XII.
LIMITATION ON AWARDS TO DIRECTORS

Notwithstanding any other provision of this Plan to the contrary, the Committee may not grant any Awards to any Director under this Plan during any calendar year with respect to his or her service as a member of the Board that would exceed five hundred thousand dollars ($500,000) in Fair Market Value on the Grant Date.

ARTICLE XIII.
AMENDMENT, TERMINATION, AND DURATION

Section 13.01.   *Amendment, Suspension, or Termination.*

(a)   The Board or the Committee may supplement, amend, alter, terminate, or discontinue the Plan in its sole discretion at any time and from time to time, but no supplement, amendment, alteration, termination, or discontinuation shall be made which would impair the rights of a Participant under an Award theretofore granted without the Participant's consent, except that any supplement, amendment, alteration, termination, or discontinuation may be made to (i) avoid a material charge or expense to the Company or an Affiliate, (ii) cause this Plan to comply with applicable law, or (iii) permit the Company or an Affiliate to claim a tax deduction under applicable law. In addition, subject to the provisions of this Section, the Board, in its sole discretion at any time and from time to time, may supplement, amend, alter, terminate, or discontinue this Plan without the approval of the Company's shareholders so long as any such supplement, amendment, or alteration does not (i) expand the types of awards eligible for Awards to Participants under the Plan, (ii) increase the number of Shares subject to the Plan (other than pursuant to Section 4.04), (iii) delete or materially limit Section 6.08 and Section 7.09 of the Plan (prohibiting the repricing of Options or SARs); or (iv) otherwise require approval by the shareholders of the Company in order to comply with applicable law, the terms of a written agreement, or the rules of the principal securities exchange upon which the Shares are traded or quoted.

(b)   If permitted by Code Section 409A and the regulations thereunder, without resulting in any adverse tax consequences to the Company, in case of Termination of Service by reason of death, disability, Retirement, or following a Change in Control, the Committee may, in its sole discretion, accelerate the exercisability of an Option or SAR, accelerate the time at which any restrictions shall lapse or remove any restrictions with respect to Shares of Restricted Stock and Restricted Stock Units, and reduce or waive any Performance Targets or other criteria applicable to Performance Units or Performance Shares or other Awards.

(c)   Subject to Section 6.08 and Section 7.09 of the Plan (prohibiting the repricing of Options or SARs), the Committee may amend the terms of any Award granted under this Plan prospectively or retroactively; provided, however, that, except as provided in Section 4.04 of the Plan, no amendment of an Award shall impair the rights of the Participant without his or her consent.

Section 13.02.   *Duration of the Plan and Shareholder Approval.* The Plan shall become effective on the Effective Date and shall terminate automatically ten (10) years thereafter, unless terminated prior to the ten (10) year anniversary pursuant to Section 13.01. Notwithstanding the preceding sentence, termination of the Plan shall not affect any Award granted before the date of termination, unless expressly provided in the applicable Award Agreement or a duly adopted Plan amendment.

ARTICLE XIV.
TAX WITHHOLDING

Section 14.01.   *Withholding Requirements.* Prior to the delivery of any Shares or cash pursuant to the payment, exercise, vesting, or earning of an Award, the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all federal, state, and local income and employment taxes required to be withheld with respect to the payment, exercise, vesting, or earning of such Award.

Section 14.02.   *Withholding Arrangements.* The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy any tax withholding obligation, in whole or in part, by (a) electing to have the Company withhold otherwise deliverable Shares (except in the case of exercises of Incentive Stock Options), or (b) delivering Shares to the Company then owned by the Participant, in either case having a Fair Market Value equal to the amount of tax required to be withheld. In no event will the Fair Market Value of the Shares withheld and delivered to satisfy applicable withholding taxes in connection with the benefit provided under the Plan exceed the minimum amount of taxes required to be withheld. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date that the taxes are required to be withheld.

ARTICLE XV.
CHANGE IN CONTROL

Section 15.01.   *Definition*. For purposes of the Plan, a "Change in Control" shall mean the definition of change in control or change of control in a Participant's employment agreement with Company or a Subsidiary or, in the absence of such definition, that the conditions or events set forth in any one or more of the following subsections shall have occurred:

(a)   the acquisition by any person (within the meaning of Section 13(d) of the 1934 Act), other than the Company, a Subsidiary, or employee benefit plan of the Company or a Subsidiary, of twenty-five percent (25%) or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of the directors of the Company;

(b)   the persons who were serving as the members of the Board of Directors immediately prior to the commencement of a proxy contest relating to the election of directors or a tender or exchange offer for voting securities of the Company ("*Incumbent Directors*") shall cease to constitute at least a majority of the Board of Directors (or the board of directors of any successor to the Company) at any time within one (1) year of the election of directors as a result of such contest or the purchase or exchange of voting securities of the Company pursuant to such offer, provided that any director elected or appointed to the Board of Directors, or nominated for election, by a majority of the Incumbent Directors then still in office and whose nomination or election was not made at the request or direction of the person(s) initiating such contest or making such offer shall be deemed to be an Incumbent Director for purposes of this Subsection (b);

(c)   consummation of a merger, consolidation, or reorganization of the Company, as a result of which persons who were shareholders of the Company immediately prior to such merger, consolidation, or reorganization do not, immediately thereafter, own, directly or indirectly and in substantially the same proportions as their ownership of the securities of the Company immediately prior to the merger, consolidation, or reorganization, more than fifty percent (50%) of the combined voting power of the securities entitled to vote generally in the election of directors of (i) the merged, consolidated, or reorganized company or entity, or (ii) a company or entity that, directly or indirectly, owns more than fifty percent (50%) of the combined voting power of securities entitled to vote generally in the election of directors of the company or entity described in clause (i);

(d)   a sale, transfer, or other disposition of all or substantially all of the assets of the Company, which is consummated and immediately following which the persons who were shareholders of the Company immediately prior to such sale, transfer, or disposition, do not own, directly or indirectly and in substantially the same proportions as their ownership of the securities of the Company immediately prior to the sale, transfer, or disposition, more than fifty percent (50%) of the combined voting power of the securities entitled to vote generally in the election of directors of (i) the company or companies, or entity or entities, to which such assets are sold or transferred or (ii) a company or entity that, directly or indirectly, owns more than fifty percent (50%) of the combined voting power of the securities entitled to vote generally in the election of directors of the companies or entities described in clause (i); or

(e)   the shareholders of the Company approve a liquidation of the Company.

Notwithstanding the foregoing, (i) if any payment or benefit pursuant to an Award is "nonqualified deferred compensation" under Code Section 409A to which an exception to Code Section 409A does not apply, and the payment or benefit of such Award is triggered by a Change in Control, the events described above shall not constitute a Change in Control with respect to such nonqualified deferred compensation Award unless they constitute a change in ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, as described under Code Section 409A and the regulations thereunder; and (ii) for the avoidance of doubt, a Change in Control shall not be deemed to have occurred as a result of a sale or other disposition of any Subsidiary by which a Participant may be employed.

Section 15.02.   *Company Remains Surviving Entity or Awards Assumed by Successor.*

(a)   Upon the occurrence of a Change in Control in which either (i) the Company remains the surviving entity or (ii) the Company is not the surviving entity, but the Awards granted under this Plan are Assumed (as defined in Section 15.02(c) below) by the Post-CIC Entity, any Award granted under this Plan prior to the Change in Control shall continue to vest, be earned or become exercisable, as applicable, in accordance with the terms of its original Award Agreement unless, during the two (2)-year period commencing on the date of the Change in Control:

(i)   the Participant's employment or service is involuntarily Terminated by the Company or the Post-CIC Entity, as applicable, for reasons other than for Cause; or

(ii)   the Participant Terminates his or her employment or service for Good Reason,

in which event, the Awards will vest, be earned or become exercisable as set forth in Subsection (b) below.

(b)   If a Participant's employment or service is Terminated as described in Section 15.02(a) above, (i) any outstanding Options and SARs shall become fully vested and remain exercisable until the earlier of (A) the end of the original term of the Option or SAR or (B) the second anniversary of the date the Termination occurs; provided that, if the Award Agreement provides for a longer period of exercisability following a Termination, then this clause (B) shall be the end of such longer period; (ii) any restrictions that apply to Awards made to such Participant pursuant to this Plan shall lapse; and (iii) Awards made to such Participant pursuant to this Plan that are subject to Performance Measures shall immediately be earned or vest and shall, to the extent permitted under Code Section 409A without resulting in adverse tax effects to the Participant, become immediately payable in accordance with their terms as if all of the Performance Measures had been achieved at the higher of their target levels or actual performance as of the date of Termination; provided, that any Participant who Terminates his or her employment or service for Good Reason must:

(i)   provide the Company with a written notice of his or her intent to Terminate employment or service for Good Reason within sixty (60) days after the Participant becomes aware of the circumstances giving rise to Good Reason; and

(ii)   allow the Company thirty (30) days to remedy such circumstances to the extent curable.

(c)   For purposes of this Article XV, an Award shall be considered assumed by the Post-CIC Entity ("*Assumed*") if all of the following conditions are met:

(i)   Options and SARs are converted into replacement awards in a manner that complies with Code Section 409A;

(ii)   Awards of Restricted Stock and Restricted Stock Units that are not subject to Performance Measures are converted into replacement awards that preserve the value of such Awards at the time of the Change in Control, as determined by the Committee;

(iii)   Performance Shares, Performance Units and all other Awards subject to Performance Measures are converted into replacement awards that preserve the value of such Awards at the time of the Change in Control, as determined by the Committee;

(iv)   the replacement awards contain provisions for scheduled vesting, earning and treatment on Termination of employment (including the definitions of Cause and Good Reason, if applicable) that are no less favorable to the Participant than the underlying Awards being replaced, and all other terms of the replacement awards (other than the security and number of shares represented by the replacement awards) are substantially similar to, or more favorable to the Participant than, the terms of the underlying Awards; and

(v)   the security represented by the replacement awards, if any, is of a class that is publicly held and widely traded on an established stock exchange.

Section 15.03.   *Awards Not Assumed by Successor.*

(a)   Upon the occurrence of a Change in Control in which the Company is not the surviving Company, any Awards made under this Plan that are not Assumed by the Post-CIC Entity shall become fully vested, earned, or exercisable on the date of the Change in Control or shall immediately vest, be earned, or become immediately payable (subject to Section 15.03(e)) in accordance with their terms as if all Periods of Restriction have ended and all of the Performance Measures had been achieved at the higher of their target levels or actual performance as of the date of the Change in Control, and any restrictions that apply to such Awards shall lapse, and the following provisions of this Section 15.03 shall apply.

Proxy Statement

(b)   For each Option and SAR, the Participant shall receive a payment equal to the difference between the consideration (consisting of cash or other property (including securities of a successor or parent corporation)) received by holders of Shares in the Change in Control transaction and the Exercise Price of the applicable Option or SAR, if such difference is positive. Such payment shall be made in the same form as the consideration received by holders of Shares. Any Options or SARs with an exercise price that is higher than the per share consideration received by holders of Shares in connection with the Change in Control shall be cancelled for no additional consideration.

(c)   The Participant shall receive the consideration (consisting of cash or other property (including securities of a successor or parent corporation)) that such Participant would have received in the Change in Control transaction had he or she been, immediately prior to such transaction, a holder of the number of Shares equal to the number of Restricted Stock Units and/or Shares of Restricted Stock covered by the Award and the number of Shares payable under Section 15.03(a) for Awards subject to Performance Measures.

(d)   The payments contemplated by Section 15.03(b) and Section 15.03(c) shall be made at the same time as consideration is paid to the holders of Shares in connection with the Change in Control.

(e)   Notwithstanding anything to the contrary in the Plan, if the payment or benefit constitutes a deferral of compensation under Code Section 409A, then to the extent necessary to comply with Code Section 409A, payment or delivery shall be made on the date of payment or delivery originally provided for such payment or benefit.


ARTICLE XVI.
MISCELLANEOUS

Section 16.01.   *Notices.* Any notice or document required to be given to or filed with the Committee will be properly given or filed if hand delivered (and a delivery receipt is received) or mailed by certified mail, return receipt requested, postage paid, to the Committee – Attention, Corporate Secretary, at One Main Street, Evansville, Indiana 47708.

Section 16.02.   *No Effect on Employment or Service.* The Plan, the grant of an Award, or the execution of an Award Agreement shall not confer upon any Participant any right to continued employment by the Company or an Affiliate or interfere with or limit in any way the right of the Company or an Affiliate to terminate any Participant's employment or service at any time, with or without Cause. Employment with the Company and its Affiliates is on an at-will basis only, unless otherwise provided by a written employment or severance agreement, if any, between the Participant and the Company or Affiliate, as the case may be. If there is any conflict between the provisions of the Plan and an employment or severance agreement between a Participant and the Company or an Affiliate, the provisions of such employment or severance agreement shall control, including, but not limited to, the vesting, earning and forfeiture of any Awards.

Section 16.03.   *No Company Obligation.* Unless required by applicable law, the Company, an Affiliate, the Board of Directors, and the Committee shall not have any duty or obligation to disclose material information to a record or beneficial holder of Shares or an Award, and such holder shall have no right to be advised of any material information regarding the Company or any Affiliate at any time prior to, upon, or in connection with the receipt, exercise, or distribution of an Award.

Section 16.04.   *Participation.* No Participant shall have the right to be selected to receive an Award, or, having been selected, to be selected to receive a future Award. Participation in the Plan will not give any Participant any right or claim to any benefit under the Plan, unless such right or claim has accrued under the express terms of the Plan or an Award Agreement.

Section 16.05.   *Liability and Indemnification.* No member of the Board, the Committee, or any Employee shall be personally liable for any action, failure to act, decision, or determination made in good faith in connection with the Plan. By participating in the Plan, each Participant agrees to release and hold harmless the Company and its Affiliates (and their respective directors, officers, and employees) and the Committee and the Board from and against any tax liability, including, but not limited to, interest and penalties, incurred by the Participant in connection with his or her receipt of Awards under the Plan and the vesting, payment, or exercise thereof. Each person who is or shall have been a member of the Committee or the Board or served as an officer of the Company or any of its Subsidiaries shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense (including, but not limited to, attorneys' fees) that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (b) any and all amounts paid by him or her in settlement thereof, with the Company's prior written approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her; provided, however, that he or she shall give the Company an opportunity, at the Company's expense, to defend such claim, action, suit, or proceeding before he or she undertakes to defend the same on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or By-Laws, by contract, as a matter of law or otherwise, or under any power that the Company may have to indemnify them or hold them harmless. All references in this Section to Employees shall mean in such person's capacity as an employee and not as a Participant in the Plan.

Section 16.06. *Successors.* All obligations of the Company hereunder with respect to Awards shall be binding on any successor to the Company, whether or not the existence of such successor is the result of a Change in Control of the Company. The Company shall not, and shall not permit its Affiliates to, recommend, facilitate, or agree or consent to a transaction or series of transactions that would result in a Change in Control of the Company unless and until the person or persons or entity or entities acquiring control of the Company as a result of such Change in Control agree(s) to be bound by the terms of the Plan insofar as it pertains to Awards theretofore granted and agrees to assume and perform the obligations of the Company hereunder.

Section 16.07. *Nontransferability of Awards.* Except as provided in Subsection (a) or (b) of this Section 16.07, no Award can be sold, transferred, assigned, margined, encumbered, bequeathed, gifted, alienated, hypothecated, pledged, or otherwise disposed of, whether by operation of law, whether voluntarily or involuntarily or otherwise, other than by will or by the laws of descent and distribution as provided in the Plan. In addition, no Award shall be subject to execution, attachment, or similar process. In no event may any Award be transferred for value. Any attempted or purported transfer of an Award in contravention of the Plan or an Award Agreement shall be null and void ab initio and of no force or effect whatsoever. All rights with respect to an Award granted to a Participant shall be exercisable during his or her lifetime only by the Participant.

(a) *Limited Transfers of Nonqualified Stock Options.* Notwithstanding the foregoing, the Committee may, in its sole discretion, permit the transfer of Nonqualified Stock Options by a Participant to: (i) the Participant's spouse, any children or lineal descendants of the Participant or the Participant's spouse, or the spouse(s) of any such children or lineal descendants ("*Immediate Family Members*"), (ii) a trust or trusts for the exclusive benefit of Immediate Family Members, or (iii) a partnership or limited liability company in which the Participant and/or the Immediate Family Members are the only equity owners, (collectively, "*Eligible Transferees*"); provided, however, that, if the Committee permits the transfer of Nonqualified Stock Options granted to the Participant, the Committee may subsequently, in its sole discretion, amend, modify, revoke, or restrict, without the prior consent, authorization, or agreement of the Eligible Transferee, the ability of the Participant to transfer Nonqualified Stock Options that have not been already transferred to an Eligible Transferee. An Option that is transferred to an Immediate Family Member shall not be transferable by such Immediate Family Member, except for any transfer by such Immediate Family Member's will or by the laws of descent and distribution upon the death of such Immediate Family Member. Incentive Stock Options granted shall not be transferable pursuant to this Subsection (a).

(b) *Exercise by Eligible Transferees.* If the Committee, in its sole discretion, permits the transfer of Nonqualified Stock Options by a Participant to an Eligible Transferee under Subsection (a) of this Section 16.07, the Options transferred to the Eligible Transferee must be exercised by such Eligible Transferee and, in the event of the death of such Eligible Transferee, by such Eligible Transferee's executor or administrator only in the same manner, to the same extent, and under the same circumstances (including, but not limited to, the time period within which the Options must be exercised) as the Participant could have exercised such Options. The Participant, or in the event of his or her death, the Participant's estate, shall remain liable for all federal, state, local, and other taxes applicable upon the exercise of a Nonqualified Stock Option by an Eligible Transferee.

Section 16.08. *Compliance with Code Section 409A.*

(a) To the extent applicable, it is intended that the Plan and any grants made hereunder comply with (or be exempt from) the provisions of Code Section 409A, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Code Section 409A will also include any regulations, as in effect from time to time, or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Code Section 409A) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment. Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Subsidiaries.

(c)   If, at the time of a Participant's separation from service (within the meaning of Code Section 409A), (i) the Participant is a specified employee (within the meaning of Code Section 409A and using the identification methodology selected by the Company from time to time) and (ii) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Code Section 409A) the payment of which is required to be delayed pursuant to the six (6)-month delay rule set forth in Code Section 409A in order to avoid taxes or penalties under Code Section 409A, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service.

(d)   Notwithstanding any provision of the Plan and grants hereunder to the contrary, in light of any uncertainty with respect to the proper application of Code Section 409A, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Code Section 409A. In any case, a Participant will be solely responsible and liable for the payment and satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Code Section 409A), and neither the Company nor any of its Affiliates will have any obligation to provide the Participant with any tax gross-up or indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

Section 16.09.   *Recoupment*. The Plan will be administered in compliance with Section 10D of the 1934 Act, any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Shares may be listed or traded, and the Company's clawback policy, as in effect from time to time. This Section 16.09 will not be the Company's exclusive remedy with respect to such matters.

*   *   *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025
or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission File Number 001-15817

Old National Bancorp

(Exact name of the Registrant as specified in its charter)

Indiana	**35-1539838**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Main Street **Evansville, Indiana**	**47708**
(Address of principal executive offices)	(Zip Code)

(800) 731-2265
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, no par value	**ONB**	**NASDAQ Global Select Market**
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A	**ONBPP**	**NASDAQ Global Select Market**
Depositary Shares, each representing a 1/40th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series C	**ONBPO**	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates on June 30, 2025, was $8,296,882,698 (based on the closing price on that date of $21.34). In calculating the market value of securities held by non-affiliates of the registrant, the registrant has treated as securities held by affiliates as of June 30, 2025, voting and non-voting stock owned of record by its directors and principal executive officers, and voting and non-voting stock held by the registrant's trust department in a fiduciary capacity for benefit of its directors and principal executive officers. This calculation does not reflect a determination that persons are affiliates for any other purposes.

The number of shares outstanding of the registrant's common stock, as of January 31, 2026, was 389,673,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

OLD NATIONAL BANCORP
2025 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

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OLD NATIONAL BANCORP
2025 ANNUAL REPORT ON FORM 10-K
GLOSSARY OF ABBREVIATIONS AND ACRONYMS

As used in this report, references to “Old National,” “the Company,” “we,” “our,” “us,” and similar terms refer to the consolidated entity consisting of Old National Bancorp and its wholly owned subsidiaries. Old National Bancorp refers solely to the parent holding company, and Old National Bank refers to Old National Bancorp’s bank subsidiary.

The acronyms and abbreviations identified below are used throughout this report, including the Notes to Consolidated Financial Statements. You may find it helpful to refer to this page as you read this report.

ACH: Automated Clearing House
AOCI: accumulated other comprehensive income (loss)
AQR: asset quality rating
ASC: Accounting Standards Codification
ASU: Accounting Standards Update
ATM: automated teller machine
BBCC: business banking credit center (small business)
Bremer: Bremer Financial Corporation
CapStar: CapStar Financial Holdings, Inc.
CECL: current expected credit loss
CFPB: Consumer Financial Protection Bureau
Common Stock: Old National Bancorp common stock, no par value
DTI: debt-to-income
ESG: environmental, social, and governance
FASB: Financial Accounting Standards Board
FDIC: Federal Deposit Insurance Corporation
FHLB: Federal Home Loan Bank
FHLBI: Federal Home Loan Bank of Indianapolis
FHTC: Federal Historic Tax Credit
FICO: Fair Isaac Corporation
First Midwest: First Midwest Bancorp, Inc.
GAAP: U.S. generally accepted accounting principles
IDI: insured depository institution
LGD: loss given default
LIBOR: London Interbank Offered Rate
LIHTC: Low Income Housing Tax Credit
LTV: loan-to-value
Merger: merger between Old National and Bremer
N/A: not applicable
N/M: not meaningful
NASDAQ: NASDAQ Global Select Market
NMTC: New Markets Tax Credit
NOW: negotiable order of withdrawal
OCC: Office of the Comptroller of the Currency
PCD: purchased credit deteriorated
PD: probability of default
Preferred Stock: Old National Bancorp preferred stock
Renewable Energy: investment tax credits for solar projects
SEC: U.S. Securities and Exchange Commission
SOFR: Secured Overnight Financing Rate

FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), Section 27A of the Securities Act of 1933 and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934 and Rule 3b-6 promulgated thereunder, notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. These statements include, but are not limited to, descriptions of Old National's financial condition, results of operations, asset and credit quality trends, profitability and business plans or opportunities. Forward-looking statements can be identified by the use of words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "guidance," "intend," "may," "outlook," "plan," "potential," "predict," "should," "would," and "will," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those in such statements, including, but not limited to: competition; government legislation, regulations and policies, including trade and tariff policies; the ability of Old National to execute its business plan; unanticipated changes in our liquidity position, including but not limited to changes in our access to sources of liquidity and capital to address our liquidity needs; changes in economic conditions and economic and business uncertainty which could materially impact credit quality trends and the ability to generate loans and gather deposits; inflation and governmental responses to inflation, including increasing interest rates; market, economic, operational, liquidity, credit, and interest rate risks associated with our business; our ability to successfully manage our credit risk and the sufficiency of our allowance for credit losses; the expected cost savings, synergies and other financial benefits from the Merger between Old National and Bremer not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the Merger; the impact of purchase accounting with respect to the Merger, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks; the potential impact of future business combinations on our performance and financial condition, including our ability to successfully integrate the businesses, the success of revenue-generating and cost reduction initiatives and the diversion of management's attention from ongoing business operations and opportunities; failure or circumvention of our internal controls; operational risks or risk management failures by us or critical third parties, including without limitation with respect to data processing, information technology systems, cybersecurity, technological changes, vendor issues, business interruption, and fraud risks; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities; disruptive technologies in payment systems and other services traditionally provided by banks; adverse effects on our information technology systems, or those of third parties, resulting from failures, disruptions or cybersecurity attacks, including ransomware; security breaches, including denial of service attacks, hacking, social engineering attacks, malware intrusion and other cybersecurity threats; the effects of climate change on Old National and its customers, borrowers, or service providers; political and economic uncertainty and instability; the impacts of pandemics, epidemics and other infectious disease outbreaks; other matters discussed in this report; and other factors identified in filings with the SEC. These forward-looking statements are made only as of the date of this report and are not guarantees of future results, performance, or outcomes.

Such forward-looking statements are based on assumptions and estimates, which although believed to be reasonable, may turn out to be incorrect. Therefore, undue reliance should not be placed upon these estimates and statements. We cannot assure that any of these statements, estimates, or beliefs will be realized and actual results or outcomes may differ from those contemplated in these forward-looking statements. Old National does not undertake an obligation to update these forward-looking statements to reflect events or conditions after the date of this report. You are advised to consult further disclosures we may make on related subjects in our filings with the SEC.

Investors should consider these risks, uncertainties, and other factors in addition to the factors under the heading "Risk Factors" included in this filing and our other filings with the SEC.

FORM 10-K

ITEM 1. BUSINESS

COMPANY PROFILE

Old National Bancorp, the financial holding company of Old National Bank, our wholly owned banking subsidiary ("Old National Bank"), is incorporated in the state of Indiana, is the sixth largest Midwestern-headquartered bank by asset size with consolidated assets of $72.2 billion at December 31, 2025, and ranks among the top 25 banking companies headquartered in the United States. The Company's corporate headquarters and principal executive office are located in Evansville, Indiana with commercial and consumer banking operations headquartered in Chicago, Illinois. Through Old National Bank and our non-bank affiliates, we provide a wide range of services primarily throughout the Midwest and Southeast regions of the United States. In addition to providing extensive services in consumer and commercial banking, Old National offers comprehensive wealth management and capital markets services.

THE BANK

Old National Bank traces its roots to 1834 and at December 31, 2025, operated 346 banking centers located primarily throughout the Midwestern and Southeastern United States, including Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, North Carolina, North Dakota, Tennessee, and Wisconsin. Each of the banking centers of Old National Bank provides a group of similar community banking services, including such products and services as commercial, real estate, and consumer loans; deposits; and private banking, capital markets, brokerage, wealth management, trust, and investment advisory services.

We earn interest income on loans as well as fee income from the origination of loans and from providing other services to our clients. Lending activities include loans to individuals, which primarily consist of home equity lines of credit, residential real estate loans, and consumer loans, and loans to commercial clients, which include commercial loans, commercial real estate loans, agricultural loans, letters of credit, and lease financing. Residential real estate loans are either kept in our loan portfolio or sold to secondary investors.

We strive to serve individuals and commercial clients by providing depository services that fit their needs at competitive rates. We pay interest on interest-bearing deposits and receive service fee revenue on various accounts. Deposit accounts include products such as noninterest-bearing demand, interest-bearing checking and NOW, savings and money market, and time deposits. Debit and ATM cards provide clients with access to their accounts 24 hours a day at any ATM location. We also provide 24-hour telephone access and online banking as well as other electronic and mobile banking services.

In addition to providing lending and deposit services, we offer comprehensive wealth management, trust, investment advisory, brokerage, and foreign currency services. For businesses, we provide treasury management, merchant, and capital markets services as well as community development lending and equity investment solutions intended to produce jobs and revitalize our communities.

HUMAN CAPITAL RESOURCES

At December 31, 2025, we employed 4,971 full-time equivalent team members. Attracting, developing, and retaining top talent is a strategic priority supported by integrated talent and succession planning, structured hiring practices, comprehensive total rewards, and meaningful growth opportunities. We provide professional development programs—including career skills training, peer mentoring, and opportunities to engage with senior leaders—along with structured leadership development programs, associate and community engagement teams, impact networks, and other learning and development programs to support team member development, engagement, and job satisfaction.

Old National provides a competitive total rewards package that includes base pay, incentive opportunities, and comprehensive benefits. Our benefits package includes health insurance and wellness coverages, a retirement plan with company matching contributions, other welfare plan coverages, paid time off, and paid leave benefits. To support team member health and well-being, Old National offers medical programs designed to enhance access to quality care. Team members have access to mental well-being resources, including mindfulness tools and traditional Employee Assistance Program services. Our medical benefits also include specialized support for complex health conditions, such as access to nationally recognized centers of excellence and condition-specific care solutions.

FORM 10-K

Additionally, team members in certain areas have access to employer-sponsored healthcare clinics that provide convenient primary and preventive care.

Old National team members consistently strive to make a positive difference in the communities we serve, sharing their talents through volunteer activities in education, economic development, human and health services, and community reinvestment. We offer a program that allows each team member to be paid up to 24 hours per year to volunteer for activities in their community during normal work hours. Under that program, team members logged approximately 67,700 volunteer hours during 2025 in support of nearly 2,700 organizations, and team members with 25 hours or more of service each year are recognized annually by executive management.

AREAS SERVED

Since our founding, Old National has focused on community and commercial banking by building long-term, highly valued partnerships with our clients. We have continued to expand our footprint in the Midwest and Southeast regions through strategic mergers and acquisitions, and we are now the sixth largest bank headquartered in the Midwest by assets.

The following table reflects information on the top areas we currently serve.

Metropolitan Statistical Area	Deposits as a Percent of Old National Bank Franchise (%)	Deposits Per Branch ($M)	2020-2026 Population Change (%)	2026-2031 Projected Population Change (%)	2026 Median Household Income ($)	2026-2031 Projected Household Income Change (%)
Chicago-Naperville-Elgin, IL-IN-WI	32.8	202.4	(0.2)	0.5	97,107	13.1
Minneapolis-St. Paul-Bloomington, MN-WI	15.0	182.7	2.6	2.3	105,075	10.6
Evansville, IN	9.9	363.7	0.9	0.6	74,892	12.3
Indianapolis-Carmel-Anderson, IN	4.1	108.0	5.3	3.4	87,303	11.8
Milwaukee-Waukesha, WI	2.5	227.2	(0.1)	0.2	84,352	12.3
Madison, WI	2.2	108.4	5.3	3.8	81,438	7.9
National average			**3.5**	**2.6**	**86,867**	**11.3**
Weighted average total Old National Bank			**1.2**	**1.1**	**88,447**	**11.3**

Source: S&P Global Market Intelligence. Deposit data as of June 30, 2025.

STRATEGIC TRANSACTIONS

Since forming our holding company in 1982, we have acquired over 50 financial institutions and other financial services businesses. Old National assesses possible mergers, acquisitions, and divestitures based on a disciplined financial evaluation process and expects that future mergers, acquisitions, and divestitures will be consistent with our existing basic banking strategy, which focuses on community banking, client relationships, and consistent quality earnings. Targeted geographic markets for mergers and acquisitions include markets with average to above average growth rates within our general footprint.

We anticipate that, as with previous mergers and acquisitions, the consideration paid by us in future mergers and acquisitions may be principally in the form of cash and/or Old National stock, or a combination thereof, and may reflect a premium to the target's then-market value. The amount and structure of such consideration is based on reasonable growth and cost savings assumptions and a thorough analysis of the impact on both long- and short-term financial results.

Our ability to engage in certain transactions depends on the bank regulators' views at the time as to the capital levels, quality of management, and overall condition of Old National, in addition to their assessment of a variety of other factors, including our compliance with law and regulations.

On April 1, 2024, Old National completed its acquisition of CapStar and its wholly owned subsidiary, CapStar Bank, in an all-stock transaction. This partnership strengthened Old National's Nashville, Tennessee presence and added several new high-growth markets. At closing, CapStar contributed $3.1 billion in total assets, $2.1 billion in total loans, and $2.6 billion in total deposits.

On May 1, 2025, Old National completed its acquisition of Bremer and its wholly owned subsidiary, Bremer Bank, National Association. At closing, Bremer contributed approximately $16.3 billion of total assets, $11.1 billion of total loans, and $12.9 billion of deposits. This partnership solidified our position in Minnesota while adding attractive funding in North Dakota.

COMPETITION

The banking industry and related financial service providers operate in a highly competitive market. Old National competes with financial service providers such as other commercial banks, savings and loan associations, credit unions, mortgage banking firms, financial technology, or "FinTech," companies, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, private equity and debt funds, and other financial services providers.

Many of our competitors are financial institutions that are larger than we are and have substantially greater resources than we do. Some of our nonfinancial institution competitors may have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures. In addition, competition for clients has intensified as a result of changes in regulation, mergers and acquisitions, advances in technology and product delivery systems, and consolidation among financial service providers.

SUPERVISION AND REGULATION

Old National is subject to extensive and comprehensive regulation under federal and state laws. The regulatory framework is intended primarily for the protection of depositors, federal deposit insurance funds, and the banking system as a whole and not for the protection of shareholders or non-depository creditors.

Significant elements of certain laws and regulations applicable to Old National and its subsidiaries are described below. Applicable statutes, regulations, and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies and are subject to change. Old National is unable to predict changes in applicable laws or regulations, or in their interpretation and application by regulatory agencies and other governmental authorities, and any such change could have a material effect on our business.

Old National Bancorp is registered as a bank holding company and has elected to be a financial holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As a bank holding company and financial holding company, Old National Bancorp is subject to supervision, examination, and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the BHC Act, and is required to file reports with the Federal Reserve and to provide the Federal Reserve any additional information it may require. As a national bank, Old National Bank is subject to primary regulation, supervision, and examination by the OCC.

Bank Holding Company Regulation. Generally, the BHC Act governs the acquisition and control of banks and non-banking companies by bank holding companies. The BHC Act also regulates the business activities of bank holding companies and their non-bank subsidiaries.

The BHC Act, the Bank Merger Act, and other federal and state statutes regulate acquisitions of commercial banks and their holding companies. The BHC Act requires the prior approval of the Federal Reserve for the direct or indirect acquisition by a bank holding company of more than 5.0% of the voting shares of a commercial bank or its holding company. Under the BHC Act and the Bank Merger Act, the prior approval of the Federal Reserve or other appropriate bank regulatory authority is required for a bank holding company to acquire control of another bank or for a bank to merge with another bank or purchase the assets or assume the deposits of another bank. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's managerial and financial resources, the applicant's performance record under the Community Reinvestment Act of 1977, as amended (the "CRA") and its compliance with law, including fair housing laws and other consumer protection laws, and the effectiveness of the subject organizations in combating money laundering activities.

In general, the BHC Act limits the business of bank holding companies to banking, managing, or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal

Reserve), without prior approval of the Federal Reserve. Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments, among others.

To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be "well capitalized" and "well managed." A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in "Prompt Corrective Action" below. A depository institution subsidiary is considered "well managed" if it received a composite rating and management rating of at least "satisfactory" in its most recent examination. A financial holding company's status will also depend upon it maintaining its status as "well capitalized" and "well managed" under applicable Federal Reserve regulations. If a financial holding company ceases to meet these capital and management requirements, the BHC Act and the Federal Reserve's regulations provide that the financial holding company must enter into a confidential agreement with the Federal Reserve to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance, the Federal Reserve may impose limitations or conditions on the conduct of its activities, and the company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve. If the company does not return to compliance within 180 days, the Federal Reserve may require divestiture of the holding company's depository institutions. Bank holding companies and banks must also be both well capitalized and well managed in order to acquire banks located outside their home state.

In order for a financial holding company to commence any new activity permitted by the BHC Act or to acquire a company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "satisfactory" in its most recent CRA performance evaluation.

The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Source of Strength. Federal Reserve policy and regulations and federal law require bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, a bank holding company is expected to commit financial resources to support its bank subsidiary even at times when the holding company may not be in a financial position to provide such resources or when the holding company may not be inclined to provide it. Any loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

Financial Privacy. Under the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), a financial institution may not disclose non-public personal information about a consumer to unaffiliated third parties unless the institution satisfies various disclosure requirements, and the consumer has not elected to opt out of the information sharing. The financial institution must provide its clients with a notice of its privacy policies and practices. The Federal Reserve, the FDIC, and other financial regulatory agencies issued regulations implementing notice requirements and restrictions on a financial institution's ability to disclose non-public personal information about consumers to unaffiliated third parties.

In addition, privacy and data protection are areas of increasing state legislative focus, and a number of states have enacted consumer privacy laws that impose significant compliance obligations with respect to personal information. Similar laws may in the future be adopted by states where the Company and Old National Bank do business. Furthermore, privacy and data protection areas are expected to receive additional attention at the Federal level. The potential effects of state or Federal privacy and data protection laws on the Company's business cannot be determined at this time and will depend both on whether such laws are adopted by states in which the Company does business and/or at the Federal level and the requirements imposed by any such laws.

Bank Secrecy Act and the USA Patriot Act. The U.S. Bank Secrecy Act (the "BSA") and USA PATRIOT Act require financial institutions to develop programs to prevent them from being used for, and to detect and deter, money laundering, terrorist financing, and other illegal activities. If such activities are detected or suspected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of clients seeking to open new accounts and monitoring these accounts on an ongoing basis to ensure that such accounts are not used for illegal purposes. Failure to comply with these requirements could have serious financial, legal, and reputational consequences, including the imposition of civil money penalties, cease and desist orders, or causing applicable bank regulatory authorities not to approve merger or acquisition transactions or to prohibit transactions even if approval is not required.

Office of Foreign Assets Control Regulation. The U.S. imposes economic sanctions that affect transactions with designated foreign countries, nationals, and others. These sanctions are administered by the U.S. Treasury's Office of Foreign Assets Control ("OFAC"). These sanctions include: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country, and (ii) blocking assets in which the government or specially designated nationals of the sanctioned country have an interest by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off, or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious financial, legal, and reputational consequences for the institution, including the imposition of civil money penalties, or causing applicable bank regulatory authorities not to approve merger or acquisition transactions.

Consumer Financial Protection. Old National Bank is subject to laws designed to protect consumers and prohibit unfair or deceptive business practices, including the Equal Credit Opportunity Act, the Fair Housing Act, the Home Ownership Protection Act, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003 ("FACT Act"), the GLB Act, the Truth in Lending Act, the CRA, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act and applicable state law counterparts. These and other laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive, and abusive practices and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in reputational damage and potential liability from litigation brought by customers, including actual damages, restitution, and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions or prohibit such transactions even if approval is not required.

In addition, the CFPB has a broad mandate to prohibit unfair, deceptive, or abusive acts and practices, is specifically empowered to require certain disclosures to consumers and draft model disclosure forms and is responsible for making rules and regulations under the federal consumer protection laws relating to financial products and services. The CFPB has examination and enforcement authority over all banks with more than $10 billion in assets, as well as their affiliates, and can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial laws in order to impose a civil money penalty or injunction.

On October 22, 2024, the CFPB finalized a new rule that requires a provider of payment accounts or products, such as a bank, to make data available to consumers upon request regarding the products or services they obtain from the provider. Any such data provider also has to make such data available to third parties, with the consumer's express authorization and through an interface that satisfies formatting, performance and security standards, for the purpose of such third parties providing the consumer with financial products or services requested by the consumer. Data required to be made available under the rule includes transaction information, account balance, account and routing numbers, terms and conditions, upcoming bill information, and certain account verification data. The rule is intended to give consumers control over their financial data, including with whom it is shared, and encourage competition in the provision of consumer financial products or services. For banks with at least $10 billion and less than $250 billion in total assets, which currently includes Old National Bank, compliance with the rule's requirements is required beginning on April 1, 2027. The rule is the subject of litigation, which is currently stayed while the CFPB considers revisions to the rule.

During 2025, the CFPB initiated a reduction of its staff by over 80%. The reduction in force is the subject of litigation, and the staffing cuts are currently stayed pending federal court en banc rehearing of the case. The resulting impact of these developments on our business is uncertain at this time. State regulators and state attorneys general may increase regulatory, investigative, and enforcement activity with respect to consumer protection, in response to changes in regulation, supervision, and enforcement of consumer protection laws by federal regulators.

Interchange Fees. Old National Bank is subject to interchange fee limitations that establish a maximum permissible interchange fee for many types of debit interchange transactions that is equal to no more than 21 cents per transaction plus five basis points multiplied by the value of the transaction. Interchange fees, or "swipe" fees, are charges that merchants pay to card-issuing banks, such as Old National Bank, for processing electronic payment transactions. Additional Federal Reserve rules allow a debit card issuer to recover one cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements.

On October 25, 2023, the Federal Reserve proposed amendments to its rules on interchange fees. The proposed changes would establish a maximum permissible interchange fee of no more than 14.4 cents per transaction plus four basis points multiplied by the value of the transaction. The fraud prevention adjustment would be increased to 1.3 cents per transaction. The proposed rule would also establish an automatic update of the interchange fee cap every other year based on a survey of debit card issuers.

In June 2024, the State of Illinois adopted the Illinois Interchange Fee Prohibition Act, which restricts credit card and debit card interchange fees, as defined in the legislation, that may be charged on portions of electronic payment transactions attributable to taxes and gratuities. In December 2024, a U.S. District Court preliminarily enjoined this law from applying to national banks, including Old National Bank.

Capital Adequacy.

Capital Requirements. Old National Bancorp and Old National Bank are each required to comply with certain risk-based capital and leverage requirements under capital rules adopted by the Federal Reserve, the OCC, and the FDIC (the "Basel III Capital Rules"). These rules implement the Basel III framework set forth by the Basel Committee on Banking Supervision (the "Basel Committee") as well as certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

The Basel III Capital Rules define qualifying capital instruments and specify minimum amounts of capital as a percentage of assets that banking organizations are required to maintain. Under the Basel III Capital Rules, risk-based capital ratios are calculated by dividing Common Equity Tier 1 ("CET1") capital, Tier 1 capital and total risk-based capital, respectively, by risk-weighted assets. Assets and off-balance sheet credit equivalents are assigned a risk weight based primarily on supervisory assessments of relative credit risk.

Under the Basel III Capital Rules, the Company and Old National Bank are each required to maintain the following:

- A minimum ratio of CET1 to risk-weighted assets of 4.5%, plus a 2.5% "capital conservation buffer" that is composed entirely of CET1 capital (effectively resulting in a minimum ratio of CET1 to risk-weighted assets of 7.0%).
- A minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.5%).
- A minimum ratio of total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets of 8.0%, plus the capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.5%).
- A minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum, but below the conservation buffer, will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall and the institution's "eligible retained income" (that is, the greater of (i) net income for the preceding four quarters, net of distributions and associated tax effects not reflected in net income and (ii) average net income over the preceding four quarters).

The Basel III Capital Rules also provide for a number of deductions from and adjustments to CET1 capital. As a "non-advanced approaches" firm under the Basel III Capital Rules, the Company is subject to rules that provide for simplified capital requirements relating to the threshold deductions for mortgage servicing assets, deferred tax assets arising from temporary differences that a banking organization could not realize through net operating loss carry backs, and investments in the capital of unconsolidated financial institutions, as well as the inclusion of minority interests in regulatory capital.

The Company and Old National Bank, as non-advanced approaches banking organizations under the Basel III Capital Rules, made a one-time permanent election to exclude the effects of certain AOCI items included in shareholders' equity under GAAP in determining regulatory capital ratios.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms. Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including the recalibration of risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches banking organizations, and therefore not to the Company or Old National Bank.

On July 27, 2023, the federal banking regulators proposed revisions to the Basel III Capital Rules to implement the Basel Committee's 2017 standards and make other changes to the Basel III Capital Rules. The revised capital requirements of the proposed rule would not apply to the Company or Old National Bank because they have less than $100 billion in total consolidated assets and trading assets and liabilities below the threshold for market risk requirements. The federal banking regulators have indicated that they expect to issue a revised proposal.

Prompt Corrective Action. The Federal Deposit Insurance Act (the "FDIA") requires the federal banking agencies to take "prompt corrective action" for depository institutions that do not meet the minimum capital requirements described above. The FDIA includes the following five capital categories: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An insured depository institution is considered:

- "Well-capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 6.5% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure.
- "Adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a CET1 capital ratio of 4.5% or greater, and a leverage ratio of 4.0% or greater and is not "well-capitalized."
- "Undercapitalized" if the institution has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a CET1 capital ratio of less than 4.5%, or a leverage ratio of less than 4.0%.
- "Significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a CET1 capital ratio of less than 3.0% or a leverage ratio of less than 3.0%.
- "Critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating for certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes. As of December 31, 2025, Old National Bank's capital ratios were all in excess of the minimum requirements for "well-capitalized" status under such rules.

The federal banking regulators must take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions that are less than adequately capitalized, with supervisory actions progressively becoming more restrictive as the institution's capital category declines. Supervisory actions include: (i) restrictions on payment of capital distributions and management fees, (ii) requirements that a federal bank regulator monitor the condition of the institution and its efforts to restore its capital, (iii) submission of a capital restoration plan, (iv) restrictions on the growth of the institution's assets and (v) requirements for prior regulatory approval of certain expansion proposals. A bank that is "critically undercapitalized" will be subject to further restrictions and generally will be placed in conservatorship or receivership within 90 days.

The FDIA prohibits an insured depository institution from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited), unless it is well-capitalized or is adequately capitalized and receives a waiver from the FDIC. A depository institution that is adequately capitalized and accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market areas.

The FDIA's prompt corrective action provisions apply only to depository institutions, and not to bank holding companies. Under the Federal Reserve's regulations, a bank holding company is considered "well capitalized" if the bank holding company (i) has a total risk based capital ratio of at least 10%, (ii) has a Tier 1 risk-based capital ratio of at least 6%, and (iii) is not subject to any written agreement order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Although prompt corrective action regulations apply only to depository institutions and not to bank holding companies, a bank that is required to submit a capital restoration plan generally must concurrently submit a performance guarantee by its parent holding company. The liability of the parent holding company under any such guarantee is limited to the lesser of five percent of the bank's assets at the time it became "undercapitalized", or the amount needed to comply.

Dividends Limitations. A substantial portion of Old National Bancorp's revenue is derived from dividends paid to it by Old National Bank. Limitations on Old National Bancorp's ability to receive dividends from Old National Bank could have a material adverse effect on its liquidity and ability to pay dividends on its Common Stock and Preferred Stock or interest and principal on its debt, and ability to fund purchases of its Common Stock. Under OCC regulations, national banks generally may not declare a dividend in excess of the bank's undivided profits or, absent OCC approval, if the total amount of dividends declared by the national bank in any calendar year exceeds the total of the national bank's retained net income year-to-date combined with its retained net income for the preceding two years. National banks also are prohibited from declaring or paying any dividend if, after making the dividend, the national bank would be considered "undercapitalized" (as defined by reference to other OCC regulations). The OCC has the authority to use its enforcement powers to prohibit a national bank, such as Old National Bank, from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Further, Old National Bank's ability to pay dividends is restricted if it does not maintain the capital conservation buffer described under "—Capital Adequacy—Capital Requirements" above.

In addition, the FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized" as described under "—Capital Adequacy—Prompt Corrective Action" above.

Transactions with Affiliates. Any transactions between Old National Bank and its subsidiaries, Old National Bancorp, or any other subsidiary of Old National Bancorp are regulated under federal banking law. The Federal Reserve Act imposes quantitative and qualitative requirements and collateral requirements on covered transactions by Old National Bank with, or for the benefit of, its affiliates, and generally requires those transactions to be on terms at least as favorable to Old National Bank as would be a transaction conducted between unaffiliated third-parties. Covered transactions are defined by statute to include:

- A loan or extension of credit.
- A purchase of securities issued by an affiliate.
- A purchase of assets from an affiliate, unless otherwise exempted by the Federal Reserve.
- Certain derivative transactions that create a credit exposure to an affiliate.
- The acceptance of securities issued by an affiliate as collateral for any loan.
- The issuance of a guarantee, acceptance, or letter of credit on behalf of or for the benefit of an affiliate.

In general, any such transaction by Old National Bank or its subsidiaries must be limited to certain thresholds on an individual and aggregate basis and, credit transactions with, or for the benefit of, an affiliate must be secured by designated amounts of specified collateral.

Federal law also limits Old National Bank's authority to extend credit to its directors, executive officers, and stockholders who own more than 10% of Common Stock, as well as to entities controlled by such persons. Among other things, any such extension of credit is required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. In addition, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate.

Community Reinvestment Act. The CRA requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practices. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low-income and moderate-income individuals and small businesses in those communities. Federal and state regulators conduct CRA examinations on a regular basis to assess the performance of financial institutions and assign one of four ratings to the institution's record of meeting the credit needs of its community. Bank regulators take into account CRA ratings when considering approval of a proposed merger or acquisition. Old National Bank received a rating of "satisfactory" in its latest CRA examination.

Deposit Insurance. A large majority of the deposits of Old National Bank are insured up to applicable limits by the Deposit Insurance Fund ("DIF") which is administered by the FDIC. Insurance of deposits may be terminated by the FDIC upon a finding that the institution engaged or is engaging in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or written agreement entered into with the FDIC.

FDIC assessment rates for large institutions that have more than $10 billion of assets, such as Old National Bank, are calculated based on a "scorecard" methodology, based primarily on the difference between the institution's average of total assets and average tangible equity. The FDIC has the ability to make discretionary adjustments to the total score, up or down, based upon significant risk factors that the FDIC believes are not adequately captured in the scorecard. For large institutions, including Old National Bank, after accounting for potential base-rate adjustments, the total assessment rate could range from 1.5 to 40 basis points on an annualized basis.

In October 2022, the FDIC finalized a rule that increased the initial base deposit insurance assessment rate schedules for all insured depository institutions by 2 basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate is intended to improve the likelihood that the DIF reserve ratio would reach the required minimum of 1.35 percent by the statutory deadline of September 30, 2028.

On November 16, 2023, the FDIC finalized a rule that imposes special assessments to recover the losses to the DIF resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receiverships of Silicon Valley Bank and Signature Bank. The FDIC estimated in approving the rule that those assessed losses total approximately $16.3 billion. The rule provides that this loss estimate will be periodically adjusted, which will affect the amount of the special assessment. As of September 30, 2025, the FDIC's estimate of the total loss to be recovered through the special assessment was $16.7 billion. Under the rule, the assessment base is the estimated uninsured deposits that an insured depository institution ("IDI") reported in its December 31, 2022, Call Report, excluding the first $5 billion in estimated uninsured deposits. The special assessments were to be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. In December 2025, the FDIC reduced the rate at which the assessment is collected for the eighth quarter of the collection period, with an invoice payment date of March 30, 2026, from 3.36 basis points to 2.97 basis points. The special assessments are tax deductible. The total of the special assessments for Old National Bank was estimated at $19.1 million, and such amount was recorded as an expense in the quarter the rule was finalized (the quarter ending December 31, 2023). Old National recorded an additional $3.0 million within FDIC assessment expense for this special assessment in the year ended December 31, 2024. During the year ended December 31, 2025, Old National reduced the previously accrued FDIC special assessment by $3.0 million as the FDIC continues to adjust and refine its estimate of assessed losses.

Depositor Preference. The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States, and the parent bank holding company with respect to any extensions of credit it may have made to such insured depository institution.

Anti-Tying Restrictions. Generally, a bank is prohibited from extending credit, leasing or selling property, furnishing any service or fixing or varying the consideration for any of the foregoing on the condition that (i) the customer obtains additional credit, property or services from the bank's parent holding company or any subsidiary of the holding company, or (ii) the customer will not obtain credit, property or services from a competitor of the bank or its affiliates (except to the extent the restriction is a reasonable condition imposed to assure the soundness of the credit extended).

Employee Incentive Compensation. Under regulatory guidance applicable to all banking organizations, incentive compensation policies must be consistent with safety and soundness principles. Under this guidance, financial institutions must review their compensation programs to ensure that they: (i) provide employees with incentives that appropriately balance risk and reward and that do not encourage imprudent risk, (ii) are compatible with effective controls and risk management, and (iii) are supported by strong corporate governance, including active and effective oversight by the banking organization's board of directors. Monitoring methods and processes used by a banking organization should be commensurate with the size and complexity of the organization and its use of incentive compensation.

During 2016, the federal bank regulatory agencies and the SEC proposed revised rules on incentive-based payment arrangements at specified regulated entities having at least $1 billion of total assets (including the Company and Old National Bank). These proposed rules have not been finalized.

In October 2022, the SEC adopted a final rule directing national securities exchanges and associations, including NASDAQ, to implement listing standards that require all listed companies to adopt policies mandating the recovery or "clawback" of excess incentive-based compensation earned by a current or former executive officer during the three fiscal years preceding a required accounting restatement of financial statements, including to correct an error that would result in a material misstatement if the error were corrected in the current period. The excess compensation would be based on the amount the executive officer would have received had the incentive-based compensation been determined using the restated financial statements. NASDAQ's listing standards pursuant to the SEC's rule became effective October 2, 2023. The Company's clawback policy adopted in accordance with these listing standards is included as Exhibit 97.

Cybersecurity. The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which the Company operates.

In November 2021, the United States federal bank regulatory agencies adopted a rule regarding notification requirements for banking organizations related to significant computer security incidents. Under this rule, a bank holding company, such as Old National Bancorp, and a national bank, such as Old National Bank, are required to notify the Federal Reserve or OCC, respectively, within 36 hours of incidents that have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or pose a threat to the financial stability of the United States.

In July 2023, the SEC issued a final rule that requires registrants, including the Company, to (i) report material cybersecurity incidents on Form 8-K within four business days of their being deemed material; (ii) include updated disclosures in Forms 10-K about a registrant's cybersecurity risk management and strategy, management's role in assessing and managing material cybersecurity risks, and the board of directors' oversight of cybersecurity risks; and (iii) present the disclosures in inline XBRL.

Safety and Soundness Standards. In accordance with the FDIA, the federal banking agencies adopted safety and soundness guidelines establishing general standards relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, cybersecurity, liquidity, data protection, asset growth, asset quality, earnings, compensation, fees, and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify, monitor, and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholder. In addition, regulations adopted by the federal banking agencies authorize, but do not require, an agency to order that an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, the institution fails to submit an acceptable compliance plan or fails in any material respect to implement an accepted compliance plan, the agency must issue an order directing corrective actions and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of FDIA. If the institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties and cease and desist orders.

In December 2025, the OCC proposed to raise the threshold above which certain of its safety and soundness standards, known as "Heightened Standards," apply—from $50 billion to $700 billion in total consolidated assets. If adopted as proposed, Old National Bank would no longer be subject to the Heightened Standards, which include prescriptive requirements regarding covered banks' risk governance frameworks and activities.

In October 2025, the FDIC and OCC issued a proposed rule that would define the term "unsafe or unsound practice" for purposes of their enforcement powers under the FDIA. The proposed definition would focus on whether the practice is likely to materially harm, or already has materially harmed, the financial condition of an institution. The Federal Reserve has not issued a similar proposal.

Federal Home Loan Bank System. Old National Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions. As a member of the FHLBI, Old National Bank is required to acquire and hold a minimum amount of shares of capital stock of the FHLBI based on, among other things, the amounts of residential mortgage loans and mortgage-backed securities held by Old National Bank, outstanding borrowings from the FHLBI and the outstanding principal balance of "Acquired Member Assets", as defined by the FHLBI. As of December 31, 2025, Old National Bank was in compliance with the minimum stock ownership requirement.

Enhanced Prudential Standards. The Dodd-Frank Act, as amended by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 ("EGRRCPA"), directs the Federal Reserve to monitor emerging risks to financial stability and enact enhanced supervision and prudential standards. As a bank holding company with less than $100 billion of total consolidated assets, the Dodd Frank Act's enhanced prudential standards generally are not applicable to the Company. However, a bank holding company is required to maintain a risk committee that approves and periodically reviews its risk management policies and oversees its risk management framework beginning on the first day of the ninth quarter following the date on which its average total consolidated assets equal or exceed $50 billion. The Company's total consolidated assets surpassed $50 billion in 2024 but it already maintains a risk committee that performs these functions.

Resolution Planning. The FDIC has required IDIs with more than $50 billion in total consolidated assets to submit to the FDIC periodic plans for resolution in the event of the institution's failure. On June 20, 2024, the FDIC finalized amendments to the resolution planning requirements for IDIs with $50 billion or more in total assets. The amendments require IDIs with between $50 billion and $100 billion in assets to submit informational filings on a three-year cycle, with an interim supplement updating key information submitted in the off years. The final rule became effective October 1, 2024. On December 31, 2025, the FDIC indicated it will propose further amendments in 2026 and adjusted certain 2026 due dates until after a new final rule is issued. Old National Bank's first submission under the present rule is currently due April 1, 2026.

Volcker Rule. The so-called "Volcker Rule" generally restricts the ability of the Company and its subsidiaries, including Old National Bank, to sponsor or invest in hedge funds and private equity funds or to engage in proprietary trading. The Company generally does not engage in the businesses prohibited by the Volcker Rule; therefore, the Volcker Rule does not have a material effect on the operations of the Company and its subsidiaries.

Climate-Related and Other ESG Developments. In recent years, certain lawmakers and regulators in and outside the United States have increased their focus on financial institutions' and other companies' risk oversight, disclosures, and practices in connection with climate change and other environmental, social, and governance ("ESG") matters. Several states in which the Company operates have enacted or proposed statutes or regulations addressing climate change and other ESG issues. For example, California enacted climate-related disclosure laws requiring certain companies doing business in California to make certain climate-related disclosures beginning in 2026, including but not limited to greenhouse gas emissions data and climate-related risks. On the other hand, certain states in which the Company operates have enacted "anti-ESG" statutes or regulations, or have proposed to enact, statutes that prohibit financial institutions from denying or canceling products or services to a person, or otherwise discriminating against a person in making available products or services, on the basis of social credit scores and certain other factors. Additionally, in August 2025, President Trump signed Executive Order 14331, "Guaranteeing Fair Banking Access for All Americans," which states that it is the policy of the United States that no American should be denied access to financial services because of their constitutionally or statutorily protected beliefs, affiliations, or political views. The Executive Order directs the Treasury Secretary and federal banking regulators to address politicized or unlawful debanking activities.

Future Legislation and Regulation. In addition to the specific legislation and regulations described above, various laws and regulations are being considered by federal and state governments and regulatory agencies. Changes in law or regulation, or in the manner in which existing laws or regulations are applied, may change the Company's and Old National Bank's operating environment in substantial and unpredictable ways and may increase reporting requirements and compliance costs. These changes could increase the cost of doing business, increase the Company's expenses, decrease the Company's revenue, limit or expand permissible activities or change the activities in which the Company chooses to engage, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions in ways that could adversely affect the Company and Old National Bank.

AVAILABLE INFORMATION

All reports filed electronically by Old National with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements, other information and amendments to those reports filed or furnished (as applicable), are accessible at no cost on Old National's website at www.oldnational.com as soon as reasonably practicable after the electronic submission of such materials to the SEC. In addition, the SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A.   RISK FACTORS

There are a number of risks and uncertainties that could adversely affect Old National's business, financial condition, results of operations or cash flows, and access to liquidity, thereby affecting an investment in our Common Stock.

Strategic, Financial, and Competition Risks

Economic conditions have affected and could continue to adversely affect our revenues and profits.

Old National's financial performance, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services that Old National offers, is highly dependent upon the business environment in the markets where Old National operates and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, efficient capital markets, low inflation, low unemployment, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; changes in tariffs and trade policies; natural disasters and extreme weather events; terrorist acts; or a combination of these or other factors.

An economic downturn, sustained high unemployment levels, stock market volatility, and high levels of inflation have in the past negatively affected, and in the future may negatively affect, our operating results and have had, or may have, a negative effect on the ability of our borrowers to make timely repayments of their loans, increasing the risk of loan defaults and losses. If the forecasts of economic conditions and other economic predictions are not accurate, we may face challenges in accurately estimating the ability of our borrowers to repay their loans. Expectations of negative market and economic conditions are reflected in the allowances for credit losses for loans and debt securities to the estimated extent they will impact the credit losses of loans and debt securities over their remaining lives. The provision for credit losses reports the entire increased credit loss expectations over the remaining lives of the loans and debt securities in the period in which the change in expectation arises. Further, because of the impact of such increased credit losses on earnings and capital, our ability to make loans and pay dividends may be substantially diminished.

Changes in economic or political conditions have adversely affected, and may continue to adversely affect, Old National's earnings, if the ability of Old National's borrowers to repay loans, or the value of the collateral securing such loans, declines.

Old National's success depends, to a certain extent, upon economic or political conditions, local and national, as well as governmental monetary policies. Conditions such as recession, unemployment, changes in interest rates, inflation, money supply, and other factors beyond Old National's control have in the past adversely affected, and may continue to adversely affect, Old National's asset quality, deposit levels, and loan demand and, therefore, Old National's earnings. Because Old National has a significant amount of commercial real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. Adverse changes in the economy may also have a negative effect on the ability of Old National's borrowers to make timely repayments of their loans, which would have an adverse impact on Old National's earnings.

In recent years, there have been significant changes in inflation and interest rates. Volatility and uncertainty related to inflation and its effects, which could potentially contribute to poor economic conditions, may enhance some of the risks described in this section. For example, higher inflation could reduce demand for our products, adversely affect the creditworthiness of our borrowers, or result in lower values for our interest-earning assets and investment securities. Any of these effects, or others that we are not able to predict, could adversely affect our financial condition or results of operations.

Economic conditions, financial markets and inflationary pressures may be adversely affected by the impact of current or anticipated geopolitical uncertainties, including as to tariffs and trade policy, global military conflicts, pandemics, and global, national, and local responses to such events by governmental authorities and other third parties. These unpredictable events could create, increase, or prolong economic and financial disruptions and volatility that adversely affect the Company's business, financial condition, capital and results of operations.

Federal budget deficit concerns and the potential for political conflict over legislation to fund U.S. government operations and raise the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating downgrades, or an economic recession in the United States. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, the possibility of the federal government defaulting on its obligations for a period of time due to debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. In connection with prior political disputes over U.S. fiscal and budgetary issues leading to the U.S. government shutdown in 2023, Fitch lowered its long-term sovereign credit rating on the U.S. from AAA to AA+. A further downgrade, or downgrades by other rating agencies, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions in the U.S. and worldwide.

Old National's regional concentrations expose it to adverse economic conditions in the locations in which Old National operates.

Substantially all of Old National's loans are to individuals and businesses in Old National's market areas in the Midwest and Southeast regions of the United States. Therefore, the Company is, or in the future may be, particularly vulnerable to adverse changes in economic conditions in these regions. The credit quality of the Company's borrowers may deteriorate for a number of reasons that are outside the Company's control, including as a result of prevailing economic and market conditions and asset valuations. The trends and risks affecting borrower credit quality, particularly in the Midwest and Southeast regions, have caused, and in the future may cause, the Company to experience impairment charges, which are reductions in the recoverable value of an asset, increased purchase demands, wherein customers make withdrawals with minimum notice, higher costs (e.g., servicing, foreclosure, property maintenance), additional write-downs and losses and a potential impact to engage in lending transactions based on a reduction of customer deposits, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Mergers and acquisitions may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties and dilution to existing shareholder value.

We have acquired, and expect to continue to acquire, other financial institutions or parts of those institutions and other businesses related to banking in the future, and we may engage in de novo banking center expansion. We may also consider and enter into new lines of business or offer new products or services.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek or expect. There can be no assurance that integration efforts for any mergers or acquisitions will be successful or that, after giving effect to the merger or acquisition, we will achieve profits comparable to, or better than, our historical experience. We have issued, and may in the future issue, equity securities in connection with mergers and acquisitions, which have caused, and could in the future cause additional, ownership and economic dilution to our current shareholders. In addition, mergers and acquisitions may involve the payment of a premium over book and market values and, therefore, some dilution of the Company's tangible book value and net income per common share may occur in connection with any future transaction.

Acquisitions and mergers involve a number of other expenses and risks, including:

- the time and costs associated with identifying potential new markets, as well as acquisition and merger targets;
- the accuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to the target institution;
- the time and costs of evaluating entry into new markets where we lack experience, hiring experienced local management, opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our ability to finance an acquisition or merger and possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation and execution of a transaction, and the integration of the operations and personnel of the combined businesses;
- the introduction of new products and services into our business;
- the incurrence and possible impairment of goodwill or other intangible assets associated with an acquisition or merger and possible adverse short-term effects on our results of operations;
- closing delays and increased expenses related to the resolution of lawsuits filed by shareholders of target institutions; and
- the risk of loss of key employees and clients.

Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, or other projected benefits from an acquisition or merger could have a material adverse effect on the Company's financial condition and results of operations.

Mergers and acquisitions may be delayed, impeded, or prohibited due to regulatory issues.

Mergers and acquisitions by financial institutions, including by the Company, are subject to approval by a variety of federal and state regulatory agencies. The process for obtaining these required regulatory approvals is complex and involves a comprehensive application review process. Regulatory approvals could be delayed, impeded, restrictively conditioned, or denied should the Company have regulatory issues with regulatory agencies, including, without limitation, issues related to BSA compliance, CRA issues, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations and other laws and regulations. The Company may fail to pursue, evaluate, or complete strategic and competitively significant merger and acquisition opportunities as a result of its inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions, or at all. Difficulties associated with potential mergers and acquisitions that may result from these factors could have a material adverse effect on our business, financial condition and results of operations.

Our accounting estimates and risk management processes rely on analytical and forecasting models.

The processes that we use to estimate expected credit losses and to measure the fair value of assets carried on the balance sheet at fair value, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models are complex and reflect assumptions and data that may not be accurate, particularly in times of market stress or other unforeseen circumstances and require us to make judgments about the effect of matters that are inherently uncertain. Different assumptions and data could have resulted in significant changes in valuation, which in turn could have a material adverse effect on our financial condition and results of operations.

Old National operates in an extremely competitive market, and Old National's business will suffer if Old National is unable to compete effectively.

In our market area, Old National encounters significant competition from other commercial banks, savings and loan associations, credit unions, mortgage banking firms, FinTech companies, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other financial services companies. Our competitors may have substantially greater resources and lending limits than Old National does and may offer services that Old National does not or cannot provide. Some of our nonfinancial institution competitors may have fewer regulatory constraints, broader geographic service areas, and, in some cases, lower cost structures and, as a result, may be able to compete more effectively for business. In particular, the activity of marketplace lenders and other FinTechs has grown significantly over recent years and is expected to continue to grow. FinTechs have and may continue to offer bank or bank-like products. For example, a number of FinTechs have applied for, and in some cases received, bank or industrial loan charters. In addition, other FinTechs have partnered with existing banks to allow them to offer deposit products to their customers. Regulatory changes may also make it easier for FinTechs to partner with banks and offer deposit products. Our ability to originate residential mortgage loans has also been adversely affected by the increased competition resulting from the unprecedented involvement of the U.S.

government and government-sponsored entities in the residential mortgage market. Other recent regulation has reduced the regulatory burden of large bank holding companies and raised the asset thresholds at which more onerous requirements apply, which could cause certain large bank holding companies with less than $250 billion in total consolidated assets, which were previously subject to more stringent enhanced prudential standards, to become more competitive or to pursue expansion more aggressively. There is also increased competition from out-of-market competitors through online and mobile channels.

In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers, as well as advances in artificial intelligence and automation could significantly affect competition for financial services. For instance, in July 2025, President Trump signed into law the GENIUS Act, which establishes a regulatory framework for "payment stablecoins" and their issuers. Consumers and businesses may view payment stablecoins as a substitute for traditional bank deposits, resulting in deposit withdrawals. Depending on consumer and business interest in payment stablecoins, and the characteristics and utility of payment stablecoins, the passage of the GENIUS Act could result in increased competition with respect to Old National Bank's deposit products. However, the GENIUS Act requires the U.S. Treasury Department and federal and state regulators to issue regulations on numerous topics to interpret and implement the statute, so the effect of the GENIUS Act will depend on what those regulations provide.

Old National's profitability depends upon our continued ability to compete successfully in our market area. Increased competition in any of these areas may require us to make additional capital investments in our businesses in order to remain competitive. Our failure to either anticipate, or participate in, the adoption of new technologies and developments within a given market area as successfully as our peers could make us less competitive and result in potential negative financial impact.

Our business could suffer if we fail to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best employees in most of the activities we engage in can be intense. We may not be able to hire the best people for key roles or retain them. In addition, work-from-home and hybrid work arrangements may exacerbate the challenges of attracting and retaining talented and diverse employees as job markets may be less constrained by physical geography. Our current or future approach to in-office and work-from-home arrangements may not meet the needs or expectations of our current or prospective employees or may not be perceived as favorable as compared to the arrangements offered by competitors, which could adversely affect our ability to attract and retain employees. The loss of any of our key personnel or an inability to continue to attract, retain, and motivate key personnel could adversely affect our business.

We may not be able to pay dividends in the future in accordance with past practice.

Old National has traditionally paid a quarterly dividend to its common shareholders. The payment of dividends is subject to legal and regulatory restrictions and safety and soundness considerations. Any payment of dividends in the future will depend, in large part, on Old National's earnings, capital requirements, financial condition, and other factors considered relevant by our Board of Directors.

Old National Bancorp is an entity separate and distinct from Old National Bank. Old National Bank conducts most of our operations, and Old National Bancorp depends upon dividends from Old National Bank to service its debt and to pay dividends to Old National's shareholders. The availability of dividends from Old National Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition, including liquidity and capital adequacy, of Old National Bank and other factors, that the OCC could assert that the payment of dividends or other payments is an unsafe or unsound practice. In addition, the payment of dividends by our other subsidiaries is also subject to the laws of the subsidiary's state of incorporation, and regulatory capital and liquidity requirements applicable to such subsidiaries.

Under the terms of the junior subordinated deferrable interest debentures that Old National has issued to various trust preferred securities trusts, Old National has the right at any time during the term of the debentures to defer the payment of interest at any time or from time to time for an extension period not exceeding 20 consecutive quarterly periods with respect to each extension period. In the event that Old National elects to defer interest on the debentures, Old National may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock.

Under the terms of the Old National Preferred Stock, in the event that we do not declare and pay dividends on such Old National Preferred Stock for the most recent dividend period, we may not, with certain exceptions, declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of Common Stock or any other securities that rank junior to such Old National Preferred Stock.

In the event that Old National Bank is unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our Common Stock. Our failure to pay dividends on our Common Stock could have a material adverse effect on the market price of our Common Stock. See "Business – Supervision and Regulation – Dividends Limitations" and Note 21 to the consolidated financial statements.

Old National may not realize the expected benefits of its strategic imperatives.

Old National's ability to compete depends on a number of factors, including, among others, its ability to develop and successfully execute strategic plans and imperatives. Our strategic priorities include consistent quality earnings; continued management discipline; strong risk management and appropriate levels of risk taking; fewer operational surprises, disruptions, and losses; improved operational effectiveness and efficiency; more effective deployment of resources; and increased awareness and involvement in the achievement of strategic goals. Our inability to execute on or achieve the anticipated outcomes of our strategic priorities may affect how the market perceives us and could impede our growth and profitability.

Climate-related risks could have a material negative impact on the Company and clients.

The Company's business, as well as the operations and activities of our clients, could be negatively affected by the physical risks and transition risks related to climate change. Physical risks refer to the harm arising from acute, climate-related events, such as hurricanes, wildfires, floods, and heatwaves, and chronic shifts in climate, including higher average temperatures, changes in precipitation patterns, sea level rise, and ocean acidification. Transition risks refer to stresses to institutions or sectors arising from the shifts in policy, consumer and business sentiment, or technologies associated with the changes that would be part of a transition to a less carbon-dependent economy. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on the Company and its clients' facilities and other assets, including the possible reduction of the value, or destruction, of collateral for our loans; credit risk from borrowers with significant exposure to climate risk; legal, regulatory and compliance risks arising from the policy, legal and regulatory changes associated with the transition to a less carbon-dependent economy; and reputational risk from negative public opinion, regulatory scrutiny and reduced investor and stakeholder confidence due to the Company's actual or perceived action, or inaction, regarding climate change. For example, due to divergent stakeholder views regarding climate change, the Company's reputation may be harmed because of stakeholder concerns about our practices related to climate change, the Company's carbon footprint, and the Company's decision to change or continue to maintain its business relationships with clients who operate in carbon-intensive industries.

In addition, due to divergent policies and viewpoints regarding climate change, we are at increased risk of being subject to different and potentially conflicting legal or regulatory requirements and stakeholder expectations. Furthermore, ongoing legislative or regulatory uncertainties and changes regarding climate-related matters may result in higher regulatory, compliance, credit, and other risks and costs.

Although we continue to make efforts to enhance our governance of climate change-related risks and integrate climate considerations into our risk governance framework, the risks associated with climate change are rapidly changing and evolving, making them difficult to assess due to limited data and other uncertainties. For example, climate change may result in increasing premiums for and reduced availability of insurance for our borrowers, including insurance that protects property pledged as collateral, which could negatively affect our ability to assess the risk of potential credit losses.

We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our actual or perceived action, or inaction, in response to climate change, which, in turn, could have a material negative impact on our business, results of operations, and financial condition.

Old National is exposed to the risk of harm to its reputation.

Old National's reputation is a key asset to its business. A negative public opinion of the Company and its business can result from any number of activities, including the Company's lending practices, corporate governance and regulatory compliance, mergers and acquisitions, and corporate activities and initiatives, and actions taken by regulators, community organizations, investors, and other stakeholders in response to these activities. There has been an increased focus by investors and other stakeholders on topics related to corporate policies and approaches related to environmental and social issues. Due to divergent stakeholder views on these matters, the Company is at increased risk that any action, or lack thereof, by the Company concerning these matters will be perceived negatively by some stakeholders, which could negatively affect the Company's business and reputation.

Significant harm to the Company's reputation could also arise as a result of regulatory or governmental actions, litigation, employee misconduct or the activities of customers, other participants in the financial services industry or the Company's contractual counterparties, such as service providers and vendors. A service disruption of the Company's technology platforms or an impact to the Company's branches could have a negative impact on a customer's access to banking services, and harm the Company's reputation with customers. In particular, a cybersecurity event impacting the Company's or its customers' data could have a negative impact on the Company's reputation and customer confidence in the Company and its cybersecurity. Damage to the Company's reputation could also adversely affect its credit ratings and access to the capital markets.

In addition, whereas negative public opinion once was primarily driven by adverse news coverage in traditional media, the increased use of social media platforms facilitates the rapid dissemination of information or misinformation, which magnifies the potential harm to the Company's reputation.

Events that result in damage to the Company's reputation may also increase our litigation risk, increase regulatory scrutiny of the Company and its business, affect our ability to attract and retain customers and employees and have other consequences that we may not be able to predict.

Credit Risk

If Old National's actual credit losses for loans or debt securities exceed Old National's allowance for credit losses on loans and debt securities, Old National's net income will decrease. Also, future additions to Old National's allowance for credit losses will reduce Old National's future earnings.

Old National's business depends on the creditworthiness of our clients. As with most financial institutions, we maintain allowances for credit losses for loans and debt securities to provide for defaults and nonperformance, which represent an estimate of expected losses over the remaining contractual lives of the loan and debt security portfolios. This estimate is the result of our continuing evaluation of specific credit risks and loss experience, current loan and debt security portfolio quality, present economic, political, and regulatory conditions, industry concentrations, reasonable and supportable forecasts for future conditions, and other factors that may indicate losses. The determination of the appropriate levels of the allowances for loan and debt security credit losses inherently involves a high degree of subjectivity and judgment and requires us to make estimates of current credit risks and future trends, all of which may undergo material changes. Generally, our nonperforming loans, other real estate owned, and other repossessed property reflect operating difficulties of individual borrowers and weaknesses in the economies of the markets we serve. The allowances may not be adequate to cover actual losses, and future allowance for credit losses could materially and adversely affect our financial condition, results of operations, and cash flows.

In addition, in deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties, or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports, or other financial information could cause us to enter into unfavorable transactions, which could have a material adverse effect on our financial condition and results of operations.

Old National's loan portfolio includes loans with a higher risk of loss.

Old National Bank originates commercial real estate loans, commercial loans, agricultural loans, consumer loans, and residential real estate loans primarily within Old National's market areas. Commercial real estate, commercial, consumer, and agricultural loans may expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. These loans also have greater credit risk than residential real estate for the following reasons:

- *Commercial Real Estate Loans.* Repayment is dependent upon income being generated in amounts sufficient to cover operating expenses and debt service.
- *Commercial Loans.* Repayment is dependent upon the successful operation of the borrower's business.
- *Consumer Loans.* Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss.
- *Agricultural Loans.* Repayment is dependent upon the successful operation of the business, which is greatly dependent on many things outside the control of either Old National Bank or the borrowers. These factors include weather, input costs, commodity and land prices, and interest rates. In addition, extreme weather events, natural disasters, and the effects of climate change could materially increase the credit risks related to agricultural loans in ways that we may not be able to predict.

In addition, as described further in this "Risk Factors" section, the Company's credit risks may be increased by the impacts of inflation, poor or recessionary economic conditions and financial market volatility.

Growth in our commercial real estate loan portfolio over the past several years, and potential future growth, has resulted in, and may result in further, significant expense to implement risk management procedures and controls to effectively evaluate and monitor the portfolio. At December 31, 2025, commercial real estate loans, including owner-occupied, investor, and real estate construction loans, totaled $22.1 billion, or 45%, of our total loan portfolio. Commercial real estate loans generally involve a greater degree of credit risk than residential mortgage loans because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control. For example, emerging and evolving factors such as work-from-home or hybrid-work arrangements, changing consumer preferences (including for online shopping), changes in occupancy rates as a result of these and other trends have had, and in the future could have, a material effect on our borrowers' ability to repay their loans.

If Old National forecloses on real property collateral, Old National may be subject to the increased costs associated with the ownership of real property, resulting in reduced revenues.

Old National may have to foreclose on collateral real property to protect Old National's investment and may thereafter own and operate such property, in which case Old National will be exposed to the risks inherent in the ownership of real estate. The amount that Old National, as a mortgagee, may realize after a default is dependent upon factors outside of Old National's control, including, but not limited to: (i) general or local economic conditions; (ii) neighborhood values; (iii) size, use, and location of the properties; (iv) interest rates; (v) real estate tax rates; (vi) operating expenses of the mortgaged properties; (vii) environmental remediation liabilities; (viii) ability to obtain and maintain adequate occupancy of the properties; (ix) zoning laws; (x) governmental rules, regulations and fiscal policies; and (xi) acts of God. Certain expenditures associated with the ownership of real estate, principally real estate taxes, insurance, and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating real property may exceed the income earned from such property, and Old National may have to advance funds in order to protect Old National's investment or dispose of the real property at a loss. The foregoing expenditures and costs could adversely affect Old National's ability to generate revenues, resulting in reduced levels of profitability.

The soundness of other financial institutions could adversely affect Old National.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, and other relationships. Old National has exposure to many different industries and counterparties, and Old National and certain of its subsidiaries routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutions. Many of these transactions expose Old National to credit risk in the event of default of its counterparty. In addition, Old National's credit risk may be affected when collateral is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure. These types of losses could materially adversely affect Old National's results of operations or financial condition.

Market, Interest Rate, and Liquidity Risks

The price of Old National's Common Stock may be volatile, which may result in losses for investors.

General market price declines or market volatility in the future could adversely affect the price of Old National's Common Stock. In addition, the following factors may cause the market price for shares of Old National's Common Stock to fluctuate:

- announcements of developments related to Old National's business;
- fluctuations in Old National's results of operations;
- sales or purchases of substantial amounts of Old National's securities in the marketplace;
- general conditions in the regions Old National serves or the global or national economy;
- a shortfall or excess in revenues or earnings compared to securities analysts' expectations;
- changes in analysts' recommendations or projections;
- Old National's announcement of new mergers, acquisitions, or other projects; and
- negative news about the Company, the banking industry generally, or the financial services industry generally.

Changes in interest rates could adversely affect Old National's results of operations and financial condition. The monetary, tax and other policies of governmental agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance over which the Company has no control and which the Company may not be able to anticipate adequately.

The Federal Reserve raised benchmark interest rates throughout 2022 and 2023 and held them at a high level until it began decreasing the benchmark rate in September through December 2024. The Federal Reserve then maintained the target rate in 2025, before decreasing it in September and December 2025. The Federal Reserve may further raise or lower interest rates in response to economic conditions, particularly inflationary pressures and unemployment statistics. Old National's earnings depend substantially on Old National's interest rate spread, which is the difference between (i) the rates Old National earns on loans, securities, and other earning assets and (ii) the interest rates Old National pays on deposits and other borrowings. These rates are highly sensitive to many factors beyond Old National's control, including general economic conditions and the policies of various governmental and regulatory authorities. When market interest rates rise, such as during 2022 and 2023, Old National faces competitive pressure to increase the rates that Old National pays on deposits, which could result in a decrease of Old National's net interest income. When market interest rates decline, such as during the end of 2024 and end of 2025, Old National has experienced, and could in the future experience, fixed-rate loan prepayments and higher investment portfolio cash flows, resulting in a lower yield on earning assets. Sharp fluctuations in interest rates could exacerbate these risks. Old National's earnings can also be impacted by the spread between short-term and long-term market interest rates.

The monetary, tax and other policies of the government and its agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance. These governmental policies can thus affect the activities and results of operations of banking organizations such as the Company. An important function of the Federal Reserve is to regulate the national supply of bank credit and certain interest rates. The actions of the Federal Reserve influence the rates of interest that the Company charges on loans and that the Company pays on borrowings and interest-bearing deposits and can also affect the value of the Company's on-balance sheet and off-balance sheet financial instruments. Also, due to the impact on rates for short-term funding, the Federal Reserve's policies influence, to a significant extent, the Company's cost of such funding, and increases in short-term interest rates have in the past increased, and may in the future increase, the Company's cost of short-term funding.

The Company must maintain adequate sources of funding and liquidity.

The Company's liquidity and ability to fund loan demand and operate its business could be materially adversely affected by a variety of conditions and factors, including financial and credit market disruptions and volatility or a lack of market or customer confidence in banks or other financial intermediaries or financial markets in general, which may result in a loss of customer deposits or outflows of cash or collateral and/or ability to access capital markets on favorable terms. As we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. Negative news about the Company, banks, other financial intermediaries, or the financial services industry generally may reduce market or customer confidence in the Company, which could in turn materially adversely affect the Company's liquidity and funding. Such reputational damage may result in the loss of customer deposits, the inability to sell or securitize loans or other assets, and downgrades in one or more of the Company's credit ratings, and may also negatively affect the Company's ability to access the capital markets. A downgrade in the Company's credit ratings, which could result from general industry-wide or regulatory factors not solely related to the Company, could adversely affect the Company's ability to borrow funds, including by raising the cost of borrowings substantially, and could cause creditors and business counterparties to raise collateral requirements or take other actions that could adversely affect Old National's ability to raise capital. Many of the above conditions and factors may be caused by events over which Old National has little or no control. There can be no assurance that significant disruption and volatility in the financial markets will not occur in the future.

If the Company is unable to continue to fund assets through customer bank deposits or access funding sources on favorable terms or if the Company suffers an increase in borrowing costs or otherwise fails to manage liquidity effectively, the Company's liquidity, operating margins, financial condition, and results of operations may be materially adversely affected. The Company may also need to raise additional capital and liquidity through the issuance of stock, which could dilute the ownership of existing stockholders, or reduce or even eliminate common stock dividends or share repurchases to preserve capital and liquidity.

If the Company is unable to maintain or grow its deposits, it may be subject to paying higher funding costs.

The total amount that the Company pays for funding costs is dependent, in part, on the Company's ability to maintain or grow its deposits. If the Company is unable to sufficiently maintain or grow its deposits to meet liquidity objectives, it may be subject to paying higher funding costs. The Company competes with banks and other financial services companies for deposits. Increases in short-term interest rates over the past few years, with recent decreases, have resulted in and are expected to continue to result in more intense competition in deposit pricing. If competitors raise the rates they pay on deposits, the Company's funding costs may increase, either because the Company raises rates to avoid losing deposits or because the Company loses deposits to competitors and must rely on more expensive sources of funding. Customers may also move noninterest-bearing deposits to interest bearing accounts, increasing the cost of those deposits. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternatives, such as the stock market or payment stablecoins, as providing a better risk/return tradeoff or greater utility. The Company's bank customers could withdraw their money and put it in alternative investments, causing the Company to lose a lower cost source of funding. Higher funding costs could reduce the Company's net interest margin and net interest income.

Our wholesale funding sources may prove insufficient to replace deposits or support our future growth.

As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. These sources include brokered deposits, repurchase agreements, federal funds purchased, and Federal Home Loan Bank advances. Negative operating results or changes in industry conditions could lead to an inability to replace these additional funding sources at maturity. Our financial flexibility could be constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. Finally, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our results of operations and financial condition would be negatively affected.

Old National relies on dividends from Old National Bank for its liquidity.

Old National Bancorp is a separate and distinct legal entity from its subsidiaries. Old National Bancorp typically receives substantially all of its revenue from subsidiary dividends. These dividends are Old National Bancorp's principal source of funds to pay dividends on its Common and Preferred Stock, pay interest and principal on its debt, and fund purchases of its Common Stock. Various federal and/or state laws and regulations, as well as regulatory expectations, limit the amount of dividends that Old National Bank and certain non-bank subsidiaries may pay. See "Item 1 — Business — Supervision and Regulation — Dividends Limitations" for a discussion of restrictions on dividends. Limitations on the Company's ability to receive dividends from its subsidiaries could have a material adverse effect on its liquidity and ability to pay dividends on its stock or interest and principal on its debt, and ability to fund purchases of its Common Stock.

A reduction in our credit rating could adversely affect our business and/or the holders of our securities.

The credit rating agencies rating our indebtedness regularly evaluate Old National and Old National Bank. Credit ratings are based on a number of factors, including our financial strength and ability to generate earnings, as well as factors not entirely within our control, including conditions affecting the banking industry or financial services industry generally and the economy and changes in rating methodologies. There can be no assurance that we will maintain our current credit ratings. A downgrade of the credit ratings of Old National or Old National Bank could adversely affect our access to liquidity and capital, significantly increase our cost of funds, and decrease the number of investors and counterparties willing to lend to us or purchase our securities. This could affect our growth, profitability, and financial condition, including liquidity.

Unrealized losses in our securities portfolio could affect liquidity.

As market interest rates increased in 2022 and 2023, we have experienced unrealized losses on our available-for-sale securities portfolio. Unrealized losses related to available-for-sale securities are reflected in investment securities available-for-sale in our consolidated balance sheets and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect our regulatory capital ratios. We actively monitor our available-for-sale securities portfolio, and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, we believe it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, if there are unrealized or realized losses in our securities portfolio, our access to liquidity sources could be adversely affected; tangible capital ratios may decline; the FHLB or other funding sources may reduce our borrowing capacity; or bank regulators may impose restrictions on us that impact the level of interest rates we may pay on deposits or our ability to access brokered deposits. Additionally, significant unrealized or realized losses could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

Operational Risks

A failure or breach, including as a result of a cyberattack, of our operational or security systems, or the systems of our external vendors, could disrupt our business, result in the disclosure of confidential information, damage our reputation, and create significant financial and legal exposure.

Like other U.S. financial services companies, the Company has been and expects to continue to be the target of cyberattacks and other attempts to disrupt its operations. Although we devote significant resources to maintain and regularly upgrade our systems and processes that are designed to protect the security of our computer systems, software, networks, and other technology assets and the confidentiality, integrity, and availability of information belonging to us and our clients, there is no assurance that our security measures, or those of our external vendors, will provide absolute security. Further, to access our products and services our clients may use computers and mobile devices that are beyond our security control systems. In fact, many other financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyberattacks, and/or malicious code, or by means of phishing attacks, deepfake-enabled attacks, social engineering, and other means.

As our reliance on technology systems and the connectivity of third parties (including contractors) and electronic devices to our systems increase, the potential risks of technology-related interruptions in our operations or the occurrence of cyber incidents, including those resulting from the malicious introduction of destructive malware or ransomware, also increase. Our technologies, systems, and networks, and those of our external vendors, as well as our customers' devices are periodically the target of cyberattacks and may be the target of future cyberattacks. Malicious actors, who are becoming increasingly sophisticated and may see their effectiveness enhanced by the use of artificial intelligence, deep-fake technologies, quantum computing and other novel technologies, may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information, including passwords and other identifying information, in order to gain access to data or our systems.

Certain financial institutions in the United States have also experienced attacks from technically sophisticated and well-resourced third parties that were intended to disrupt normal business activities by making internet banking systems inaccessible to clients for extended periods. These "denial-of-service" attacks typically do not breach data security systems, but require substantial resources to defend, and may affect client satisfaction and behavior. There have been several well-publicized attacks on various companies, including in the financial services industry, and personal, proprietary, and public e-mail systems in which the perpetrators gained unauthorized access to confidential information and customer data, often through the introduction of computer viruses or malware, cyberattacks, phishing, or other means. Even if not directed at the Company or its subsidiaries specifically, attacks on other entities with whom we do business or on whom we otherwise rely or attacks on financial or other institutions or infrastructure important to the overall functioning of the financial system could adversely affect, directly or indirectly, aspects of our business.

Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our systems or to investigate and remediate vulnerabilities. System enhancements and updates may also create risks associated with implementing and integrating new systems. Due to the complexity and interconnectedness of information technology systems, the process of enhancing our systems can itself create a risk of systems disruptions and security issues.

If our security systems were penetrated or circumvented, it could cause serious negative consequences for us, including significant disruption of our operations, misappropriation of our confidential information or that of our clients, or damage our computers or systems and those of our clients and counterparties, and could result in violations of applicable privacy and other laws, financial loss to us or to our clients, loss of confidence in our security measures, client dissatisfaction, significant litigation exposure, regulatory action, and harm to our reputation, all of which could have a material adverse effect on us.

Old National is subject to laws and regulations relating to the privacy of the information of clients, employees or others, and any failure to comply with these laws and regulations could expose the Company to liability and/or reputational damage.

Old National is subject to laws and regulations relating to the privacy of the information of clients, employees or others, and any failure to comply with these laws and regulations could expose the Company to liability and/or reputational damage. Changes to customer data privacy laws and regulations may impose additional operational burdens on the Company, may limit the Company's ability to pursue desirable business initiatives and increase the risks associated with any future use of customer data. Compliance with these laws and regulations may require changes to policies, procedures and technology for information security and segregation of data, which could, among other things, make the Company more vulnerable to operational failures, and to monetary penalties, litigation or regulatory enforcement actions for breach of such laws and regulations.

As privacy-related laws and regulations are implemented, they may also limit how companies like Old National can use customer data and impose obligations on companies in their management of such data. The time and resources needed for the Company to comply with such laws and regulations, as well as its potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase.

We rely on third party vendors, which could expose Old National to additional cybersecurity and operational risks.

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. Third parties may transmit confidential, propriety information on our behalf. Although we require third party providers to maintain certain levels of information security, such providers may remain vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious attacks that could ultimately compromise sensitive information. While we may contractually limit our liability in connection with attacks against third party providers and also require these providers to maintain adequate insurance coverages, Old National remains exposed to the risk of loss associated with such vendors. In addition, operational errors, information system failures, or interruptions of vendors' systems, or difficulty communicating with vendors, could expose us to disruption of operations, loss of service or connectivity to customers, reputational damage, and litigation risk that could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

In addition, our operations are exposed to risk that vendors will not perform in accordance with the contracted arrangements under service level agreements. Although we have selected external vendors carefully, we do not control their actions. The failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements, because of changes in the vendor's organizational structure, financial condition, support for existing products and services, or strategic focus or for any other reason, could be disruptive to our operations, which could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Replacing a vendor, particularly a large national entity with a dominant market presence, such as a number of our current vendors, could also cause us to incur significant delays and expenses.

Failure to keep pace with technological change could adversely affect Old National's results of operations and financial condition.

The financial services industry is continually undergoing rapid technological change, including with respect to development and implementation of artificial intelligence solutions, and with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve clients and to reduce costs. Old National's future success depends, in part, upon its ability to address client needs by using technology to provide products and services that will satisfy client demands, as well as to create additional efficiencies in Old National's operations. Old National may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its clients. Failure to successfully keep pace with technological change affecting the financial services industry could negatively affect Old National's growth, revenue, and profit.

Failure to successfully implement and integrate future system enhancements could adversely affect the Company's ability to provide timely and accurate financial information in compliance with legal and regulatory requirements, which could result in sanctions from regulatory authorities. Future system enhancements could have higher than expected costs and/or result in operating inefficiencies, which could increase the costs associated with the implementation as well as ongoing operations.

Upgrading the Company's computer systems, software, and networks subjects the Company to the risk of disruptions, failures, or delays due to the complexity and interconnectedness of the Company's computer systems, software, and networks. The failure to properly upgrade or maintain these computer systems, software, and networks could result in greater susceptibility to cyberattacks, particularly in light of the greater frequency and severity of attacks in recent years, as well as the growing prevalence of supply chain attacks affecting software and information service providers. Failures related to upgrades and maintenance also increase risks related to unauthorized access and misuse. There can be no assurance that any such disruptions, failures, or delays will not occur or, if they do occur, that they will be adequately addressed.

The development and use of artificial intelligence presents risks and challenges that may adversely impact Old National's business.

The use and development of artificial intelligence, including digital employees and digital engineers, by Old National and its third party vendors, clients, counterparties, and other market participants in certain business processes, models, including generative artificial intelligence models, services, or products may expose Old National to risks and potential liabilities. These risks may occur as a result of enhanced governmental or regulatory scrutiny, litigation, ethical concerns, confidentiality or other security risks, intellectual property concerns over data rights and protection, increased exposure to copyright infringement or intellectual property misappropriation claims, heightened susceptibility to cyberattacks, increased frequency and severity of cyberattacks, inaccurate or biased algorithms or underlying datasets, misuse or misappropriation as well as other factors that could adversely affect our business, reputation, and financial results. In addition, poor implementation of artificial intelligence by Old National or its third party service providers could subject Old National to additional risks that we may not adequately predict or mitigate.

The failure to strategically embrace the potential of artificial intelligence or to achieve the expected effectiveness, productivity, or cost-reduction from our adoption of artificial intelligence may result in a competitive disadvantage for us. If we cannot offer new artificial intelligence-facilitated technologies as quickly as our competitors, if our competitors develop more cost-effective solutions or other product offerings, if our employees do not adopt such technologies expediently, or if we are not able to source components we may require, such as artificial intelligence chips due to a supply chain shortage amid rising geopolitical uncertainty, we could experience a material adverse effect on our operating results, customer relationships, and growth opportunities. Our use and deployment of artificial intelligence solutions may introduce operational and control risks, including the risk of potential errors in automated decision-making, challenges in oversight and accountability, increased vulnerability to system failures or cyber incidents, and the risk that these technologies may not perform as intended under complex or unforeseen circumstances, which could materially disrupt our business operations and adversely affect our financial condition and reputation.

The evolving legal, regulatory, and compliance framework for artificial intelligence both in the U.S. and internationally may impact our ability to protect our own data and intellectual property against infringing use and could require changes in our implementation of artificial intelligence technology and increase our compliance costs and the risk of non-compliance. Our efforts to evolve our governance, risk management, and control frameworks to manage the novel and amplified risks from our use of artificial intelligence may be insufficient or ineffective, which could expose us to operational disruptions, legal and regulatory sanctions, reputational harm, and adverse financial impacts. Additionally, we may not be able to control how third-party artificial intelligence solutions that we choose to use are developed or maintained including the source and quality of the data on which such models are trained or the frequency and nature of model updates. We may also be unable to govern or protect the integrity of the data we input into such tools, with respect to how such data is retained, reused, co-mingled with other data or disclosed, even where we have sought protections with respect to these matters.

Changes in consumer use of banks and changes in consumer spending and savings habits could adversely affect Old National's financial results.

Technology and other changes now allow many clients to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of client deposits and income generated from those deposits. In addition, changes in consumer spending and savings habits could adversely affect Old National's operations, and Old National may be unable to timely develop competitive new products and services in response to these changes.

Old National's controls and procedures may fail or be circumvented, and Old National's methods of reducing risk exposure may not be effective.

Old National regularly reviews and updates its internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Old National also maintains an Enterprise Risk Management program designed to identify, manage, mitigate, monitor, aggregate, and report risks. Any system of controls and any system to reduce risk exposure, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Additionally, instruments, systems, models, and strategies used to measure, hedge, or otherwise manage exposure to various types of market compliance, credit, liquidity, operational, and business risks and enterprise-wide risk could be less effective or accurate than anticipated. As a result, Old National may not be able to effectively mitigate its risk exposures in particular market environments or against particular types of risk.

Pandemics, acts of war or terrorism, and other adverse external events could significantly affect Old National's business.

Pandemics, acts of war, global military conflicts, or terrorism and other adverse external events, including severe weather and other natural disasters, could have a significant impact on the Company's ability to conduct business. Such events could affect the stability of the Company's deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, and/or cause the Company to incur additional expenses. Although the Company has established disaster recovery plans and procedures, and monitors for significant environmental effects on its properties or its investments, the occurrence of any such event could have a material adverse effect on the Company.

Depending on the impact of pandemics, global military conflicts, or terrorism and other adverse external events on general economic and market conditions, consumer and corporate spending and investment and borrowing patterns, there is a risk that adverse conditions could occur, including supply chain disruptions; higher inflation; decreased demand for the Company's products and services or those of its borrowers, which could increase credit risk; challenges related to maintaining sufficient qualified personnel due to labor shortages, talent attrition, employee illness, willingness to return to work; disruptions to business operations at the Company and at counterparties, vendors and other service providers.

To the extent that pandemics, acts of war, global military conflicts, or terrorism and other external events adversely affect Old National's business, financial, liquidity, capital, or results of operations, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Old National is subject to environmental liability risk associated with lending activities.

A significant portion of the Company's loan portfolio is secured by real property. During the ordinary course of business, the Company may foreclose on and take title to properties securing certain loans. There is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, the Company may be liable for certain costs, including remediation and other costs. Environmental laws may require the Company to incur substantial expenses and could materially reduce the affected property's value or limit the Company's ability to sell the affected property or to repay the indebtedness secured by the property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase the Company's exposure to environmental liability. Although the Company has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on the Company's business, financial condition, results of operations, and liquidity.

Old National's reported financial condition and results of operations depend on management's selection of accounting methods and require management to make estimates about matters that are uncertain.

Accounting policies and processes are fundamental to the Company's reported financial condition and results of operations. Some of these policies require the use of estimates and assumptions that may affect the reported amounts of assets or liabilities and financial results. Several of Old National's accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. Pursuant to generally accepted accounting principles, management is required to make certain assumptions and estimates in preparing the Company's financial statements. If the assumptions or estimates underlying the Company's financial statements are incorrect, the Company may experience material losses.

Management has identified certain accounting policies as being critical because they require management's judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, valuing an asset or liability, or recognizing or reducing a liability. Old National has established detailed policies and control procedures with respect to these critical accounting estimates. However, because of the uncertainty surrounding judgments and the estimates pertaining to these matters, Old National could be required to adjust accounting policies or restate prior period financial statements if those judgments and estimates prove to be incorrect. See "Item 7 — Critical Accounting Estimates" for a discussion of the Company's critical accounting estimates.

Legal, Regulatory, and Compliance Risks

Old National operates in a highly regulated environment, and changes in laws and regulations to which Old National is subject may adversely affect Old National's results of operations.

Old National operates in a highly regulated environment and is subject to extensive regulation, supervision, and examination by, among others, the OCC, the Federal Reserve, the FDIC, and the CFPB, and applicable state laws. Such regulation and supervision is primarily intended for the protection of the depositors and federal deposit insurance funds. In addition, the U.S. Department of the Treasury (the "U.S. Treasury") has certain supervisory and oversight duties and responsibilities. See "Business – Supervision and Regulation" herein.

Our business is highly regulated and the laws, rules, regulations, and supervisory guidance and policies applicable to us are subject to regular modification and change, and there have been significant revisions to the laws, rules, regulations, and supervisory guidance and policies applicable to banks and bank holding companies that have been enacted or proposed in recent years. In addition, we expect that we will remain subject to extensive regulation and supervision, and that the level of regulatory scrutiny may fluctuate over time, based on numerous factors, including changes in U.S. presidential administrations or one or both houses of Congress and public sentiment regarding financial institutions (which can be influenced by scandals and other incidents that involve participants in the industry). We are unable to predict the form or nature of any future changes to the laws, rules, regulations, or supervisory guidance and policies, including the interpretation or implementation thereof. Changes to applicable laws, rules, regulations, and supervisory guidance and policies, including changes in interpretation or implementation thereof, have and could in the future subject us to additional costs, limit the types of financial services and products we may offer, and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with applicable laws, rules, regulations, and supervisory guidance and policies could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties, and/or reputational damage, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, negative developments in the banking industry can result in increased regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. Due to shifting political priorities and novel focus areas of regulators and other governmental authorities, we could also become subject to additional laws, rules and regulations relating to cybersecurity and data protection, digital assets, artificial intelligence and other emerging technologies, and financial market access. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition, and results of operations. See "Item 1 — Business — Supervision and Regulation" and Note 21 to the consolidated financial statements.

We may incur fines, penalties, and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations.

The financial services industry is subject to significant regulation and scrutiny from bank regulatory authorities in the examination process and aggressive enforcement of federal and state laws, rules, and regulations, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, BSA and OFAC regulations, and economic sanctions against certain foreign countries and nationals. Enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. In addition, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there were systems and procedures designed to ensure compliance in place at the time. There have been a number of significant enforcement actions in recent years by regulators, state attorneys general and the U.S. Department of Justice against banks and other non-bank financial institutions with respect to anti-money laundering and sanctions laws, and some have resulted in substantial penalties including criminal pleas. Although the Company has adopted policies and procedures designed to comply with these laws, rules, and regulations, any failure to comply with these laws, rules, and regulations, or to maintain an adequate compliance program, could result in significant fines, penalties, lawsuits, regulatory sanctions, reputational damage, or restrictions on our business.

We have risk related to legal proceedings.

We are involved in legal proceedings concerning matters arising from our business activities and fiduciary responsibilities. We establish an accrual for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established an accrual. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts accrued for that matter. The ultimate resolution of a pending or future proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.

Changes in accounting policies, standards, and interpretations could materially affect how Old National reports its financial condition and results of operations.

The FASB periodically changes the financial accounting and reporting standards governing the preparation of Old National's financial statements. Additionally, those bodies that establish and/or interpret the financial accounting and reporting standards (such as the FASB, SEC, and banking regulators) may change prior interpretations on how these standards should be applied. These changes can be difficult to predict and can materially affect how Old National records and reports its financial condition and results of operations. In some cases, Old National could be required to retroactively apply a new or revised standard, resulting in changes to previously reported financial results.

If Old National fails to meet regulatory capital requirements, which may require heightened capital levels, we may be forced to raise capital or sell assets.

Old National is subject to regulations that require us to satisfy certain capital ratios, such as the ratio of our Tier 1 capital to our risk-based assets. Regulators have implemented and may, from time to time, implement changes to these regulatory capital adequacy requirements. If we are unable to satisfy these regulatory capital requirements, due to a decline in the value of our loan portfolio or otherwise, we will be required to improve such capital ratios by either raising additional capital or by disposing of assets. If we choose to dispose of assets, we cannot be certain that we will be able to do so at prices that we believe to be appropriate, and our future operating results could be negatively affected. If we choose to raise additional capital, we may accomplish this by selling additional shares of Common Stock, or securities convertible into or exchangeable for Common Stock, which could dilute the ownership percentage of holders of our Common Stock and cause the market price of our Common Stock to decline. Additionally, events or circumstances in the capital markets generally may increase our capital costs and impair our ability to raise capital at any given time. See "Business – Supervision and Regulation – Capital Adequacy" herein for further discussion on regulatory capital requirements applicable to the Company and Old National Bank.

Old National could be subject to adverse changes or interpretations of tax laws, tax audits, or challenges to our tax positions.

Old National is subject to federal and applicable state income tax laws and regulations. Income tax laws and regulations are often complex and require significant judgment in determining the Company's effective tax rate and in evaluating the Company's tax positions. Changes in tax laws, changes in interpretations, guidance or regulations currently in effect or that may be promulgated, or challenges to judgments or actions that the Company may take with respect to tax laws could negatively impact our current and future financial performance.

In addition, our determination of our tax liability is subject to review by applicable tax authorities. In the normal course of business, we are routinely subject to examinations and challenges from federal and applicable state and local taxing authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state and local taxing authorities have been increasingly aggressive in challenging tax positions taken by financial institutions. The challenges made by taxing authorities may result in adjustments to the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. Any such challenges that are not resolved in our favor may adversely affect our effective tax rate, tax payments or financial condition.

Our earnings could be adversely impacted by incidences of fraud and compliance failure.

Financial institutions are inherently exposed to fraud risk. A fraud can be perpetrated by an employee, a vendor, or members of the general public, or by or at a client of Old National. We are most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, and checking transactions. Our largest fraud risk, associated with the origination of loans, includes the intentional misstatement of information in property appraisals or other underwriting documentation provided to us by third parties. Compliance risk is the risk that loans are not originated in compliance with applicable laws and regulations and our standards. There can be no assurance that we can prevent or detect acts of fraud or violation of law or our compliance standards by the third parties that we deal with. Repeated incidences of fraud or compliance failures would adversely impact the performance of our loan portfolio.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

CYBERSECURITY RISK MANAGEMENT AND STRATEGY

Old National's enterprise risk management program is designed to identify, assess, and mitigate various financial, operational, regulatory, legal, and other risks. Cybersecurity is a critical component of that program, especially in light of the significant, persistent, and ever-evolving cybersecurity risks facing us and other financial institutions. For further discussion of such risks, see the section entitled "Risk Factors" in Item 1A of this Form 10-K under the heading "Operational Risks." Our objective is to maintain a robust cybersecurity program designed to protect the confidentiality, integrity and availability of our information systems and critical operational processes, including through identification of material information assets and systems, deployment of controls designed to protect against known cybersecurity threats, prompt detection of any cybersecurity threats that make it past our defenses, maintenance of documented, tested approaches for responding to cybersecurity threats and establishment of recovery techniques and technologies to promote resilience from any cybersecurity incidents.

As a result, the Company has developed and maintains an Information Security Program ("ISP") and various related policies, standards, guidelines, and procedures, as a core part of its enterprise risk management program. The ISP establishes control requirements for addressing cybersecurity risks, defines stakeholder roles and responsibilities, and sets the foundation for the program's importance within the Company. We structure our ISP around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance, and other industry standards. In alignment with recommendations from NIST and other relevant industry guidelines, the Company maintains a layered cybersecurity strategy based on prevention, detection, and response/mitigation. Internal and third-party contracted technical and procedural controls include, among others, the following types: preventative (including firewalls, end-point detection and response, data loss prevention, access controls, internal/external penetration testing); detective (such as security monitoring and event management); and responsive (including through business continuity plans and an enterprise-wide Cybersecurity Incident Response Program, which provides a documented framework for handling high-severity security incidents and facilitates coordination across multiple parts of the Company to manage response efforts. The Company administers phishing tests routinely and publishes articles and alerts on its intranet regarding common attack schemes for the employees' awareness. Information security training is also conducted annually as continuing education for all employees.

We continually review and seek enhancements to our cybersecurity programs and processes. The ISP is periodically reviewed by internal Company stakeholders and modified to respond to changing cybersecurity threats and conditions. We regularly test our layered defenses by performing simulations and tabletop exercises (including at a management level) and drills at both a technical level (including through penetration tests) and by review of our information security policies, practices and procedures with third-party consultants. Our ISP team monitors alerts and meets with business managers to discuss threat levels, emerging threats or trends, and available mitigation or remediation approaches and tools. The team also regularly collects and communicates to management relevant data on cybersecurity threats and risks, including through monthly cybersecurity scorecards on the status of and potential risks to key initiatives and controls, and conducts an enterprise-wide cybersecurity risk assessment at least annually.

In addition, we obtain inputs from industry and government associations, third-party benchmarking, and threat intelligence resources and updates. We leverage internal auditors and third-party consultants to periodically review the processes, systems, and controls underlying our ISP and assess their design, operating efficacy, and program maturity, as well as to make recommendations to enhance their currency and effectiveness.

The Company also maintains a Third-Party Risk Management ("TPRM") program designed to identify, assess, and manage enterprise risks, including cybersecurity risks, inherent in or potentially associated with the Company's external service providers and other third parties in its supply chain. TPRM leaders report into and operate under the supervision of our Corporate Risk Management department. The TPRM program seeks to build into the Company's business processes an appropriate level of cybersecurity due diligence prior to engagement of, and during the relationship lifecycle with, third parties. We generally seek security-related confirmations from our third-party suppliers, including as to their adherence to appropriate information handling and asset management requirements and their provision to us of notifications in the event of any known or suspected cybersecurity incidents.

The Company experienced no material data breaches or cybersecurity incidents on its systems in 2025. There can be no assurance that we will not encounter such an incident in the future, notwithstanding the cybersecurity measures and processes we have undertaken. Such incidents, whether or not successful, could result in our incurring significant costs related to, for example, remediating or restoring our internal systems or information, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain a business relationship with us, or taking other remedial steps with respect to third parties, as well as incurring significant reputational harm. Further, there is increasing regulation regarding responses to cybersecurity incidents, including reporting to regulators, which could subject us to additional liability and reputational harm. Cybersecurity threats are expected to continue to be persistent and severe. For further discussion of such risks, see the section entitled "Risk Factors" in Item 1A of this Form 10-K under the heading "Operational Risks."

CYBERSECURITY GOVERNANCE

The Company's enterprise Information Security department is primarily responsible for monitoring and managing the Company's ISP, under the supervision of Old National's Chief Information Security Officer ("CISO"). The Information Security department's responsibilities generally include cybersecurity risk assessment, identification and implementation of preventive measures, incident response, vulnerability assessment, threat intelligence, identity access governance, and business continuity and resilience.

Old National has adopted an enterprise risk strategy, including for cybersecurity risks, premised on three lines of defense. While the Company expects the responsibilities described in the prior paragraph to be performed, monitored, and managed on a day-to-day basis by a "first line of defense" vested in the responsible business or function, the CISO and Information Security department representatives, as a key part of the Company's Enterprise Risk Management department, serve as a "second line of defense" on cybersecurity matters, providing guidance, oversight, separate monitoring, and testing confirmation or challenge of the first line's activities. The second line of defense function is separated from the first line of defense function through our organizational structure, with the CISO and other Information Security department personnel reporting into the Company's Chief Risk Officer (the "CRO"). The Company's Internal Audit function provides a "third line of defense," in terms of periodically auditing overall program controls and effectiveness, using internal auditors with experience in auditing information technology matters. Our Chief Audit Executive and Ethics Officer supervises our Internal Audit department and reports to the Company's Chief Executive Officer, while also maintaining a direct reporting relationship with the Chair of the Audit Committee of the Company's Board of Directors.

Old National's Information Security Department includes information security professionals with a range of varying cybersecurity experience and education, many of whom have substantial experience assessing and managing cybersecurity initiatives and hold certain cybersecurity certifications. The Company's CISO has extensive experience managing cybersecurity programs and assessing cybersecurity risks, with more than 30 years of experience in developing, managing, and testing information security and technology risk management programs. That includes over 13 years of experience in building and managing cybersecurity and technology risk programs for multi-national, Fortune 500 financial services firms, and over 10 years of experience building and managing information security consultancies specializing in cybersecurity program development and cybersecurity control testing. He is a frequent lecturer and author on information security and technology risk topics and maintains his Certified Information Security Manager (CISM) and Certified Data Privacy Solutions Engineer (CDPSE) certifications through the Information Systems Audit and Control Association, Inc. (ISACA).

Cybersecurity risks and updates are reported and discussed on a regular basis within various Old National and Old National Bank management committees that have operational business or information technology oversight or day-to-day implementation, monitoring, and governance responsibility for information security matters. Those include Old National Bank-level committees such as the Information Security and Technology Risk Management Committee (the "ISTRM"), the Risk Executive Committee, the Security Technology Council and the Cyber Threat Management Council. The ISTRM has direct oversight of the ISP. It is chaired by the CISO and meets regularly (generally bi-monthly and no fewer than five times per year) to review the ISP and related cybersecurity matters as outlined in its charter. Members of the ISTRM and the other referenced management committees include the CRO, the CISO, the Chief Information Officer, key senior business operating managers and functional leaders, and other representatives from the Company's Information Security department. Coordination among these committees, and with other business management committees operating outside the auspice of the Company's Information Security or Enterprise Risk departments, is intended to help Old National address information security questions in a consistent, coordinated fashion, maintain front-line visibility of the ISP, and promote compliance with Old National security policies and standards.

The Enterprise Risk Committee of the Company's Board of Directors (the "Risk Committee") is responsible for oversight of the Company's enterprise-wide risks as set forth in its charter. That includes oversight of management's actions designed to identify, assess, mitigate, and prevent or remediate material cybersecurity issues and risks, through the ISP and other activities. The CISO provides quarterly (or more frequent, as appropriate) reports to the Risk Committee and the Risk Executive Committee, along with periodic reporting to the full Board of Directors on the ISP, the ISTRM's activities, key enterprise cybersecurity initiatives, and other matters relating to the Company's cybersecurity profile and risks. The Risk Committee provides a report to the full Board of Directors at each regular Board meeting regarding the Risk Committee's risk oversight activities, including those relating to cybersecurity, and the Company maintains procedures for the CRO and/or CISO to escalate significant cybersecurity matters to the Risk Committee, Executive Committee, and/or the full Board of Directors, as appropriate.

Notwithstanding the extensive approach we take to cybersecurity, the Company continues to face risks and accompanying threats that could have a material adverse effect on the enterprise. We work to manage these risks and threats on a daily basis. We continue to invest in our cybersecurity program, the resiliency of our networks, and work to enhance our internal controls.

ITEM 2.   PROPERTIES

As of December 31, 2025, Old National and its affiliates operated a total of 346 banking centers located primarily throughout the Midwest and Southeast regions of the United States. Of these facilities, 193 were owned and 153 were leased from unaffiliated third parties. See Note 6 Leases to the consolidated financial statements included in Item 8 of Part II of this Form 10-K for additional information.

Old National also has several administrative offices located throughout its footprint, including its corporate headquarters located in Evansville, Indiana, which was purchased by Old National in 2016, as well as its leased commercial and consumer banking operations headquartered in Chicago, Illinois.

ITEM 3.   LEGAL PROCEEDINGS

See Note 20 Commitments, Contingencies, and Financial Guarantees to the consolidated financial statements included in Item 8 of Part II of this Form 10-K for information regarding certain legal proceedings in which we are involved.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Old National's Common Stock is traded on the NASDAQ under the ticker symbol "ONB." There were 76,618 shareholders of record as of December 31, 2025. Old National did not sell any equity securities during 2025 that were not registered under the Securities Act of 1933.

The following table summarizes the monthly purchases of Common Stock made by Old National during the fourth quarter of 2025:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
10/1/25 - 10/31/25	2,201	$21.80	—	$174,982,917
11/1/25 - 11/30/25	1,453	20.43	—	174,982,917
12/1/25 - 12/31/25	1,125,742	22.25	1,123,645	149,982,926
Total	1,129,396	$22.16	1,123,645	$149,982,926

(1) Consists of shares acquired pursuant to the Company's Board-approved share repurchase program referred to in note 2 to this table and the Company's share-based incentive programs. Under the terms of the Company's share-based incentive programs, the Company accepts previously owned shares of common stock surrendered to satisfy tax withholding obligations associated with the vesting of restricted stock or performance shares earned.

(2) In the first quarter of 2026, the Company's Board of Directors approved a new share repurchase program, under which the Company is authorized to repurchase up to $400 million of its outstanding shares of common stock through February 28, 2027. This new share repurchase program replaces the prior $200 million program that was set to expire on February 28, 2026.

STOCK PERFORMANCE GRAPH

The table below compares five-year cumulative total returns for our Common Stock to cumulative total returns of a broad-based equity market index and published industry indices. The comparison of shareholder returns (change in December year end stock price plus reinvested dividends) for each of the periods assumes that $100 was invested on December 31, 2020, in each of the common stock of the Company, the S&P 500 Index, the KBW NASDAQ Bank Index, and the KBW NASDAQ Regional Banking Index, with investment weighted on the basis of market capitalization.



Source: S&P Global Market Intelligence

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is an analysis generally discussing our results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024, and financial condition as of December 31, 2025 and 2024. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes. This discussion contains forward-looking statements concerning our business. Readers are cautioned that, by their nature, forward-looking statements are based on estimates and assumptions and are subject to risks, uncertainties, and other factors. Actual results may differ materially from our expectations that are expressed or implied by any forward-looking statement. The discussion in Item 1A, "Risk Factors," lists some of the factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statements, and such discussion is incorporated into this discussion by reference. For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024.

GENERAL OVERVIEW

Old National is the sixth largest commercial bank headquartered in the Midwest by asset size and ranks among the top 25 banking companies headquartered in the United States. The Company's corporate headquarters and principal executive office are located in Evansville, Indiana with commercial and consumer banking operations headquartered in Chicago, Illinois. Through our wholly owned banking subsidiary and non-bank affiliates, we provide a wide range of services primarily throughout the Midwest and Southeast regions of the United States. In addition to providing extensive services in consumer and commercial banking, Old National offers comprehensive wealth management and capital markets services.

CORPORATE DEVELOPMENTS IN 2025

Old National's 2025 results were driven by the completion and successful integration of Bremer and a focus on fundamentals—core deposit growth to support loan expansion, positive operating leverage, disciplined credit management, and healthy liquidity and capital ratios. We once again showed our unwavering commitment to shareholders, clients, team members, and communities. Our peer-leading deposit franchise, disciplined loan growth, strong credit quality, well-managed expenses, and dedicated team members who are committed to our clients and communities enabled us to exceed our expectations that we set as we began 2025. Highlights experienced in 2025 included:

- completion of our Bremer partnership on May 1, 2025, solidifying our position as a premier mid-size bank;
- net income applicable to common shareholders of $653.1 million, or $1.79 per diluted common share;
- peer-leading, low-cost deposit franchise; loan to deposit ratio of 89%;
- growth in total deposits of 35%, 5% excluding Bremer;
- disciplined loan growth of 34%, 5% excluding Bremer;
- disciplined expense management with an efficiency ratio of 55.10%;
- stable credit metrics, including net charge-offs to average loans of 0.25%; and
- tangible book value per share growth of 15%.

FORM 10-K

Results for 2025 were impacted by $140.9 million of merger-related expenses, $75.6 million of CECL Day 1 non-PCD provision expense related to the allowance for credit losses established on acquired non-PCD loans, a $5.1 million net gain associated with the freezing of the benefits of the Bremer pension plan and subsequent termination of the plan, and a $3.0 million reduction to previously accrued FDIC special assessment. Excluding these items, net income applicable to common shares for 2025 was $808.6 million, or $2.21 per diluted common share on an adjusted basis. Refer to the "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.

Our net interest income increased 34% to $2.1 billion during 2025, driven by loans and securities acquired in the Bremer transaction as well as strong loan growth and lower costs of average interest-bearing liabilities, partially offset by higher balances of average interest-bearing liabilities. Provision for credit losses increased compared to 2024, reflective of provision expense associated with the Bremer acquisition as well as credit migration, higher net charge-offs, and macroeconomic factors. Noninterest income increased from $354.7 million in 2024 to $466.5 million in 2025 primarily due to the impact of the Bremer acquisition, higher mortgage banking revenue, capital markets income, and other income. Noninterest expense increased $390.9 million in 2025 compared to 2024. Noninterest expense in 2025 included $140.9 million of merger-related expenses and a $3.0 million reduction to previously accrued FDIC special assessment. Noninterest expense in 2024 included $37.3 million of merger-related expenses, a $13.3 million non-cash, pre-tax expense associated with the distribution of excess pension assets with the resolution of the legacy First Midwest plan, $3.0 million for an FDIC special assessment, and $2.6 million of separation expense. Excluding these expenses, noninterest expense in 2025 increased $309.3 million, driven by operating costs and additional amortization of intangibles related to the acquisitions of Bremer and CapStar, as well as higher salary and employee benefits reflective of merit and performance-driven incentive accruals.

On May 1, 2025, Old National completed its acquisition of Bremer, and its wholly owned banking subsidiary, Bremer Bank, National Association. The majority of system conversions related to the Bremer transaction were completed in mid-October 2025. The successful execution of this conversion reinforced the strength of our disciplined integration framework and enhanced our operating platform across the expanded footprint.

BUSINESS OUTLOOK

Driving tangible book value per share growth remains a key priority in 2026 as we build on the 15% growth achieved in 2025 despite the impact of closing our Bremer partnership, the associated merger-related charges, and the repurchase of 2.2 million shares in the second half of the year. We closed 2025 with 5% loan growth excluding our Bremer partnership and move into 2026 with a strong commercial pipeline and a loan-to-deposit ratio of 89%, providing sufficient liquidity to fund growth. We will remain on offense and rely on our ability to navigate changes in short-term interest rates, shifts in the yield curve, and overall economic conditions as we have for the past 190 years.

Looking ahead to 2026, we remain focused on disciplined organic growth, prudent capital deployment, and continued investment in talent, technology, and client-facing capabilities. Our proven ability to execute on these strategic priorities will support sustainable performance, maintain strong credit quality, and position the Company for long-term value creation across economic cycles for our shareholders and communities.

FINANCIAL HIGHLIGHTS

The following table sets forth certain financial highlights of Old National for the previous five quarters:

(dollars and shares in thousands, except per share data)	Three Months Ended December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Income Statement:					
Net interest income	**$ 580,832**	$ 574,609	$ 514,790	$ 387,643	$ 394,180
Taxable equivalent adjustment (1) (3)	**8,013**	7,975	7,063	5,360	5,777
Net interest income – taxable equivalent basis (3)	**588,845**	582,584	521,853	393,003	399,957
Provision for credit losses	**32,745**	26,738	106,835	31,403	27,017
Noninterest income	**109,759**	130,461	132,517	93,794	95,766
Noninterest expense	**386,320**	445,734	384,766	268,471	276,824
Net income available to common shareholders	**212,589**	178,533	121,375	140,625	149,839
Per Common Share Data:					
Weighted average diluted common shares	**389,550**	390,496	361,436	321,016	318,803
Net income (diluted)	**$ 0.55**	$ 0.46	$ 0.34	$ 0.44	$ 0.47
Cash dividends	**0.14**	0.14	0.14	$ 0.14	$ 0.14
Common dividend payout ratio (2)	**25 %**	30 %	41 %	32 %	30 %
Book value	**$ 21.17**	$ 20.64	$ 20.12	$ 19.71	$ 19.11
Stock price	**22.31**	21.95	21.34	21.19	21.71
Tangible common book value (3)	**13.71**	13.15	12.60	12.54	11.91
Performance Ratios:					
Return on average assets	**1.21 %**	1.03 %	0.77 %	1.08 %	1.14 %
Return on average common equity	**10.44**	9.01	6.74	9.11	9.83
Return on average tangible common equity (3)	**17.76**	15.87	12.00	15.02	16.37
Net interest margin (3)	**3.65**	3.64	3.53	3.27	3.30
Efficiency ratio (3)	**51.58**	58.84	55.80	53.74	54.37
Net charge-offs to average loans	**0.27**	0.25	0.24	0.24	0.21
Allowance for credit losses on loans to ending loans	**1.17**	1.19	1.18	1.10	1.08
Allowance for credit losses (4) to ending loans	**1.24**	1.26	1.24	1.16	1.14
Non-performing loans to ending loans	**1.07**	1.23	1.24	1.29	1.23
Balance Sheet:					
Total loans	**$ 48,764,162**	$ 47,967,915	$ 47,902,819	$ 36,413,944	$ 36,285,887
Total assets	**72,151,967**	71,210,162	70,979,805	53,877,944	53,552,272
Total deposits	**55,088,195**	55,006,184	54,357,683	41,034,572	40,823,560
Total borrowed funds	**7,451,367**	6,766,381	7,346,098	5,447,054	5,411,537
Total shareholders' equity	**8,494,788**	8,309,271	8,126,387	6,534,654	6,340,350
Capital Ratios:					
Risk-based capital ratios:					
Tier 1 common equity	**11.08 %**	11.02 %	10.74 %	11.62 %	11.38 %
Tier 1	**11.53**	11.49	11.20	12.23	11.98
Total	**12.85**	12.78	12.59	13.68	13.37
Leverage ratio (to average assets)	**8.90**	8.72	9.26	9.44	9.21
Total equity to assets (averages)	**11.73**	11.48	11.38	12.01	11.78
Tangible common equity to tangible assets (3)	**7.72**	7.53	7.26	7.76	7.41
Nonfinancial Data:					
Full-time equivalent employees	**4,971**	5,243	5,313	4,028	4,066
Banking centers	**346**	351	351	280	280

(1) Calculated using the federal statutory tax rate in effect of 21% for all periods.
(2) Cash dividends per common share divided by net income per common share (basic).
(3) Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.
(4) Includes the allowance for credit losses on loans and unfunded loan commitments.

FORM 10-K

The following table sets forth certain financial highlights of Old National for the year-to-date periods:

	Years Ended December 31,	
(dollars and shares in thousands, except per share data)	2025	2024
Income Statement:		
Net interest income	**$ 2,057,874**	$ 1,530,783
Taxable equivalent adjustment [(1)] [(3)]	**28,411**	24,514
Net interest income – taxable equivalent basis [(3)]	**2,086,285**	1,555,297
Provision for credit losses	**197,721**	110,619
Noninterest income	**466,531**	354,697
Noninterest expense	**1,485,291**	1,094,423
Net income available to common shareholders	**653,122**	523,053
Per Common Share Data:		
Weighted average diluted common shares	**365,464**	311,001
Net income (diluted)	**$ 1.79**	$ 1.68
Cash dividends	**$ 0.56**	$ 0.56
Common dividend payout ratio [(2)]	**31 %**	33 %
Book value	**$ 21.17**	$ 19.11
Stock price	**22.31**	21.71
Tangible common book value [(3)]	**13.71**	11.91
Performance Ratios:		
Return on average assets	**1.02 %**	1.03 %
Return on average common equity	**8.86**	9.06
Return on average tangible common equity [(3)]	**15.27**	15.37
Net interest margin [(3)]	**3.54**	3.31
Efficiency ratio [(3)]	**55.10**	55.85
Net charge-offs to average loans	**0.25**	0.17
Allowance for credit losses on loans to ending loans	**1.17**	1.08
Allowance for credit losses [(4)] to ending loans	**1.24**	1.14
Non-performing loans to ending loans	**1.07**	1.23
Balance Sheet:		
Total loans	**$ 48,764,162**	$ 36,285,887
Total assets	**72,151,967**	53,552,272
Total deposits	**55,088,195**	40,823,560
Total borrowed funds	**7,451,367**	5,411,537
Total shareholders' equity	**8,494,788**	6,340,350
Capital Ratios:		
Risk-based capital ratios:		
Tier 1 common equity	**11.08 %**	11.38 %
Tier 1	**11.53**	11.98
Total	**12.85**	13.37
Leverage ratio (to average assets)	**8.90**	9.21
Total equity to assets (averages)	**11.63**	11.51
Tangible common equity to tangible assets [(3)]	**7.72**	7.41
Nonfinancial Data:		
Full-time equivalent employees	**4,971**	4,066
Banking centers	**346**	280

(1) Calculated using the federal statutory tax rate in effect of 21% for all periods.
(2) Cash dividends per common share divided by net income per common share (basic).
(3) Represents a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.
(4) Includes the allowance for credit losses on loans and unfunded loan commitments.

NON-GAAP FINANCIAL MEASURES

The Company's accounting and reporting policies conform to GAAP and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist users of the financial information in assessing the Company's operating performance. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the following table.

The Company presents net income per common share and net income applicable to common shares, adjusted for certain notable items. These items include merger-related charges associated with completed and pending acquisitions, pension plan gain/loss, FDIC special assessment expense, CECL Day 1 non-PCD provision expense, debt securities gains/losses, distribution of excess pension assets expense, and separation expense. Management believes excluding these items from net income per common share and net income applicable to common shares may be useful in assessing the Company's underlying operational performance since these items do not pertain to its core business operations and their exclusion may facilitate better comparability between periods. Management believes that excluding merger-related charges from these metrics may be useful to the Company, as well as analysts and investors, since these expenses can vary significantly based on the size, type, and structure of each acquisition. Additionally, management believes excluding these items from these metrics may enhance comparability for peer comparison purposes.

The taxable equivalent adjustment to net interest income and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans are presented using the current federal income tax rate of 21%. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes.

In management's view, tangible common equity measures are capital adequacy metrics that may be meaningful to the Company, as well as users of the financial information, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from shareholders' equity and retain the effect of AOCI in shareholders' equity.

Although intended to enhance understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business and performance. See the previously provided tables and the following reconciliations in the "Non-GAAP Reconciliations" section for details on the calculation of these measures to the extent presented herein.

The following table presents GAAP to non-GAAP reconciliations for the previous five quarters:

	Three Months Ended				
(dollars and shares in thousands, except per share data)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Net income per common share:					
Net income applicable to common shares	$ 212,589	$ 178,533	$ 121,375	$ 140,625	$ 149,839
Adjustments:					
Merger-related charges	24,547	69,274	41,206	5,856	8,117
Pension plan (gain) loss	15,878	—	(21,001)	—	—
FDIC special assessment	(2,994)	—	—	—	—
Debt securities (gains) losses	(73)	(7)	41	76	122
CECL Day 1 non-PCD provision expense	—	—	75,604	—	—
Less: tax effect on net total adjustments [2]	(8,973)	(16,492)	(26,372)	(1,103)	(2,089)
Net income applicable to common shares, adjusted [1]	$ 240,974	$ 231,308	$ 190,853	$ 145,454	$ 155,989
Weighted average diluted common shares outstanding	389,550	390,496	361,436	321,016	318,803
Net income per common share, diluted	$ 0.55	$ 0.46	$ 0.34	$ 0.44	$ 0.47
Adjusted net income per common share, diluted [1]	$ 0.62	$ 0.59	$ 0.53	$ 0.45	$ 0.49
Tangible common book value:					
Shareholders' common equity	$ 8,251,069	$ 8,065,552	$ 7,882,668	$ 6,290,935	$ 6,096,631
Deduct: Goodwill and intangible assets	2,907,986	2,926,960	2,944,372	2,289,268	2,296,098
Tangible shareholders' common equity [1]	$ 5,343,083	$ 5,138,592	$ 4,938,296	$ 4,001,667	$ 3,800,533
Period end common shares	389,662	390,768	391,818	319,236	318,980
Tangible common book value [1]	13.71	13.15	12.60	12.54	11.91
Return on average tangible common equity:					
Net income applicable to common shares	$ 212,589	$ 178,533	$ 121,375	$ 140,625	$ 149,839
Add: Intangible amortization (net of tax) [2]	19,512	19,638	14,722	5,122	5,428
Tangible net income [1]	$ 232,101	$ 198,171	$ 136,097	$ 145,747	$ 155,267
Average shareholders' common equity	$ 8,147,348	$ 7,924,856	$ 7,208,397	$ 6,172,766	$ 6,095,234
Deduct: Average goodwill and intangible assets	2,919,924	2,931,319	2,670,710	2,292,526	2,301,177
Average tangible shareholders' common equity [1]	$ 5,227,424	$ 4,993,537	$ 4,537,687	$ 3,880,240	$ 3,794,057
Return on average tangible common equity [1]	17.76 %	15.87 %	12.00 %	15.02 %	16.37 %
Net interest margin:					
Net interest income	$ 580,832	$ 574,609	$ 514,790	$ 387,643	$ 394,180
Taxable equivalent adjustment	8,013	7,975	7,063	5,360	5,777
Net interest income – taxable equivalent basis [1]	$ 588,845	$ 582,584	$ 521,853	$ 393,003	$ 399,957
Average earning assets	$ 64,456,815	$ 64,032,811	$ 59,061,249	$ 48,077,320	$ 48,411,803
Net interest margin [1]	3.65 %	3.64 %	3.53 %	3.27 %	3.30 %
Efficiency ratio:					
Noninterest expense	$ 386,320	$ 445,734	$ 384,766	$ 268,471	$ 276,824
Deduct: Intangible amortization expense	26,016	26,184	19,630	6,830	7,237
Adjusted noninterest expense [1]	$ 360,304	$ 419,550	$ 365,136	$ 261,641	$ 269,587
Net interest income – taxable equivalent basis [1] (see above)	$ 588,845	$ 582,584	$ 521,853	$ 393,003	$ 399,957
Noninterest income	109,759	130,461	132,517	93,794	95,766
Deduct: Debt securities gains (losses), net	73	7	(41)	(76)	(122)
Adjusted total revenue [1]	$ 698,531	$ 713,038	$ 654,411	$ 486,873	$ 495,845
Efficiency ratio [1]	51.58 %	58.84 %	55.80 %	53.74 %	54.37 %
Tangible common equity to tangible assets:					
Tangible shareholders' equity [1] (see above)	$ 5,343,083	$ 5,138,592	$ 4,938,296	$ 4,001,667	$ 3,800,533
Assets	$ 72,151,967	$ 71,210,162	$ 70,979,805	$ 53,877,944	$ 53,552,272
Deduct: Goodwill and intangible assets	2,907,986	2,926,960	2,944,372	2,289,268	2,296,098
Tangible assets [1]	$ 69,243,981	$ 68,283,202	$ 68,035,433	$ 51,588,676	$ 51,256,174
Tangible common equity to tangible assets [1]	7.72 %	7.53 %	7.26 %	7.76 %	7.41 %

(1) Represents a non-GAAP financial measure.
(2) Calculated using management's estimate of the annual fully taxable equivalent rates (federal and state).

The following table presents GAAP to non-GAAP reconciliations for the year-to-date periods:

	Years Ended December 31,	
(dollars and shares in thousands, except per share data)	2025	2024
Net income per common share:		
Net income applicable to common shares	$ 653,122	$ 523,053
Adjustments:		
Merger-related charges	140,883	37,325
CECL Day 1 non-PCD provision expense	75,604	15,312
Pension plan (gain) loss	(5,123)	—
FDIC special assessment	(2,994)	2,994
Debt securities (gains) losses	37	212
Distribution of excess pension assets expense	—	13,318
Separation expense	—	2,646
Less: tax effect on net total adjustments [2]	(52,940)	(16,806)
Net income applicable to common shares, adjusted [1]	$ 808,589	$ 578,054
Weighted average diluted common shares outstanding	365,464	311,001
Net income per common share, diluted	$ 1.79	$ 1.68
Adjusted net income per common share, diluted [1]	$ 2.21	$ 1.86
Tangible common book value:		
Shareholders' common equity	$ 8,251,069	$ 6,096,631
Deduct: Goodwill and intangible assets	2,907,986	2,296,098
Tangible shareholders' common equity [1]	$ 5,343,083	$ 3,800,533
Period end common shares	389,662	318,980
Tangible common book value [1]	13.71	11.91
Return on average tangible common equity:		
Net income applicable to common shares	$ 653,122	$ 523,053
Add: Intangible amortization (net of tax) [2]	58,995	20,646
Tangible net income [1]	$ 712,117	$ 543,699
Average shareholders' common equity	$ 7,370,290	$ 5,776,011
Deduct: Average goodwill and intangible assets	2,705,963	2,237,738
Average tangible shareholders' common equity [1]	$ 4,664,327	$ 3,538,273
Return on average tangible common equity [1]	15.27 %	15.37 %
Net interest margin:		
Net interest income	$ 2,057,874	$ 1,530,783
Taxable equivalent adjustment	28,411	24,514
Net interest income – taxable equivalent basis [1]	$ 2,086,285	$ 1,555,297
Average earning assets	$ 58,965,967	$ 46,981,267
Net interest margin [1]	3.54 %	3.31 %
Efficiency ratio:		
Noninterest expense	$ 1,485,291	$ 1,094,423
Deduct: Intangible amortization expense	78,660	27,528
Adjusted noninterest expense [1]	$ 1,406,631	$ 1,066,895
Net interest income – taxable equivalent basis [1] (see above)	$ 2,086,285	$ 1,555,297
Noninterest income	466,531	354,697
Deduct: Debt securities gains (losses), net	(37)	(212)
Adjusted total revenue [1]	$ 2,552,853	$ 1,910,206
Efficiency ratio [1]	55.10 %	55.85 %
Tangible common equity to tangible assets:		
Tangible shareholders' equity [1] (see above)	$ 5,343,083	$ 3,800,533
Assets	$ 72,151,967	$ 53,552,272
Deduct: Goodwill and intangible assets	2,907,986	2,296,098
Tangible assets [1]	$ 69,243,981	$ 51,256,174
Tangible common equity to tangible assets [1]	7.72 %	7.41 %

(1) Represents a non-GAAP financial measure.
(2) Calculated using management's estimate of the annual fully taxable equivalent rates (federal and state).

RESULTS OF OPERATIONS

The following table sets forth certain income statement information of Old National:

(dollars in thousands, except per share data)	Years Ended December 31, 2025	2024	2023
Income Statement Summary:			
Net interest income	$ 2,057,874	$ 1,530,783	$ 1,503,153
Provision for credit losses	197,721	110,619	58,887
Noninterest income	466,531	354,697	333,342
Noninterest expense	1,485,291	1,094,423	1,026,306
Net income applicable to common shareholders	653,122	523,053	565,857
Net income per common share – diluted	1.79	1.68	1.94
Other Data:			
Return on average common equity	8.86 %	9.06 %	11.29 %
Return on average tangible common equity [1]	15.27 %	15.37 %	20.15 %
Efficiency ratio [1]	55.10 %	55.85 %	53.70 %
Tier 1 leverage ratio	8.90 %	9.21 %	8.83 %
Net charge-offs to average loans	0.25 %	0.17 %	0.17 %

(1) Represents a non-GAAP financial measure. Refer to "Non-GAAP Financial Measures" section for reconciliations to GAAP financial measures.

Net Interest Income

Net interest income is the most significant component of our earnings, comprising 82% of 2025 revenues. Net interest income and net interest margin are influenced by many factors, primarily the volume and mix of earning assets, funding sources, and interest rate fluctuations. Other factors include the level of accretion income on purchased loans, prepayment risk on mortgage and investment-related assets, and the composition and maturity of interest-earning assets and interest-bearing liabilities.

The Federal Reserve decreased its interest rates during 2025. The Federal Reserve's Federal Funds range is currently in a target range of 3.50% to 3.75%, with the Effective Federal Funds Rate at 3.64% at December 31, 2025, and 4.33% at December 31, 2024. Management actively takes balance sheet restructuring, derivative, and deposit pricing actions to help mitigate interest rate risk. See the section of this Item 7 titled "Market Risk" for additional information regarding this risk.

Loans typically generate more interest income than investment securities with similar maturities. Funding from client deposits generally costs less than wholesale funding sources. Factors such as general economic activity, Federal Reserve monetary policy, and price volatility of competing alternative investments can also exert significant influence on our ability to optimize our mix of assets and funding, net interest income, and net interest margin.

Net interest income is the excess of interest received from interest-earning assets over interest paid on interest-bearing liabilities. For analytical purposes, net interest income is presented in the table that follows, adjusted to a taxable equivalent basis to reflect what our tax-exempt assets would need to yield in order to achieve the same after-tax yield as a taxable asset. We used the current federal statutory tax rate in effect of 21% for all periods. This analysis portrays the income tax benefits related to tax-exempt assets and helps to facilitate a comparison between taxable and tax-exempt assets. Management believes that it is a standard practice in the banking industry to present net interest margin and net interest income on a fully taxable equivalent basis and that it may enhance comparability for peer comparison purposes for both management and investors.

The following table presents a three-year average balance sheet and for each major asset and liability category, its related interest income and yield, or its expense and rate for the years ended December 31.

(Taxable equivalent basis, dollars in thousands)	2025 Average Balance	2025 Income[1]/ Expense	2025 Yield/ Rate	2024 Average Balance	2024 Income[1]/ Expense	2024 Yield/ Rate	2023 Average Balance	2023 Income[1]/ Expense	2023 Yield/ Rate
Earning Assets									
Money market and other interest-earning investments	$ 1,160,460	$ 48,224	4.16 %	$ 887,771	$ 45,835	5.16 %	$ 826,453	$ 39,683	4.80 %
Investment securities:									
Treasury and government-sponsored agencies	2,381,350	81,467	3.42	2,288,053	87,489	3.82	2,322,792	84,771	3.65
Mortgage-backed securities	8,728,237	354,788	4.06	5,829,322	185,633	3.18	5,178,940	136,827	2.64
States and political subdivisions	1,590,251	52,755	3.32	1,672,493	56,006	3.35	1,749,722	57,847	3.31
Other securities	863,288	54,553	6.32	781,969	47,821	6.12	776,456	39,166	5.04
Total investment securities	13,563,126	543,563	4.01	10,571,837	376,949	3.57	10,027,910	318,611	3.18
Loans: [2]									
Commercial	13,270,793	872,297	6.57	10,166,184	711,562	7.00	9,570,639	639,131	6.68
Commercial real estate	20,085,105	1,270,132	6.32	15,698,854	1,028,387	6.55	13,405,946	825,053	6.15
Residential real estate loans	7,806,805	347,610	4.45	6,823,798	266,116	3.90	6,646,684	243,646	3.67
Consumer	3,079,678	216,438	7.03	2,832,823	197,316	6.97	2,618,098	164,125	6.27
Total loans	44,242,381	2,706,477	6.12	35,521,659	2,203,381	6.20	32,241,367	1,871,955	5.81
Total earning assets	58,965,967	$ 3,298,264	5.59 %	46,981,267	$ 2,626,165	5.59 %	43,095,730	$ 2,230,249	5.18 %
Deduct: Allowance for credit losses on loans	(485,792)			(348,638)			(302,486)		
Non-Earning Assets									
Cash and due from banks	463,159			394,350			413,569		
Other assets	6,528,184			5,275,427			4,945,394		
Total assets	$ 65,471,518			$ 52,302,406			$ 48,152,207		
Interest-Bearing Liabilities									
Checking and NOW accounts	$ 8,639,817	$ 121,877	1.41 %	$ 7,554,510	$ 112,741	1.49 %	$ 7,664,183	$ 94,263	1.23 %
Savings accounts	4,897,318	14,661	0.30	4,919,559	19,922	0.40	5,638,766	14,941	0.26
Money market accounts	15,011,269	429,954	2.86	10,905,756	406,739	3.73	7,249,497	206,634	2.85
Time deposits, excluding brokered deposits	7,183,802	267,168	3.72	5,492,898	230,132	4.19	3,875,984	123,428	3.18
Brokered deposits	2,703,198	119,557	4.42	1,447,491	76,728	5.30	913,349	45,094	4.94
Total interest-bearing deposits	38,435,404	953,217	2.48	30,320,214	846,262	2.79	25,341,779	484,360	1.91
Federal funds purchased and interbank borrowings	99,394	4,448	4.48	57,950	3,262	5.63	229,386	11,412	4.98
Securities sold under agreements to repurchase	275,701	2,568	0.93	258,630	2,752	1.06	332,853	3,299	0.99
FHLB advances	5,481,224	214,856	3.92	4,473,800	177,317	3.96	4,568,964	161,860	3.54
Other borrowings	803,849	36,890	4.59	784,994	41,275	5.26	822,471	42,737	5.20
Total borrowed funds	6,660,168	258,762	3.89	5,575,374	224,606	4.03	5,953,674	219,308	3.68
Total interest-bearing liabilities	$ 45,095,572	$ 1,211,979	2.69 %	$ 35,895,588	$ 1,070,868	2.98 %	$ 31,295,453	$ 703,668	2.25 %
Noninterest-Bearing Liabilities and Shareholders' Equity									
Demand deposits	11,693,361			9,424,577			10,633,806		
Other liabilities	1,068,576			962,511			968,635		
Shareholders' equity	7,614,009			6,019,730			5,254,313		
Total liabilities and shareholders' equity	$ 65,471,518			$ 52,302,406			$ 48,152,207		
Net interest income - taxable equivalent basis		$ 2,086,285	3.54 %		$ 1,555,297	3.31 %		$ 1,526,581	3.54 %
Taxable equivalent adjustment		(28,411)			(24,514)			(23,428)	
Net interest income (GAAP)		$ 2,057,874	3.49 %		$ 1,530,783	3.26 %		$ 1,503,153	3.49 %

(1)   Interest income is reflected on a fully taxable equivalent basis.
(2)   Includes loans held-for-sale.

The following table presents the dollar amount of changes in taxable equivalent net interest income attributable to changes in the average balances of assets and liabilities and the yields earned or rates paid for the years ended December 31.

(dollars in thousands)	From 2024 to 2025 Total Change [1]	From 2024 to 2025 Attributed to Volume	From 2024 to 2025 Attributed to Rate	From 2023 to 2024 Total Change [1]	From 2023 to 2024 Attributed to Volume	From 2023 to 2024 Attributed to Rate
Interest Income						
Money market and other interest-earning investments	$ 2,389	$ 12,669	$ (10,280)	$ 6,152	$ 3,060	$ 3,092
Investment securities [2]	166,614	113,269	53,345	58,338	18,338	40,000
Loans [3]	503,096	537,210	(34,114)	331,426	196,965	134,461
Total interest income	672,099	663,148	8,951	395,916	218,363	177,553
Interest Expense						
Checking and NOW deposits	9,136	15,675	(6,539)	18,478	(1,399)	19,877
Savings deposits	(5,261)	(215)	(5,046)	4,981	(2,392)	7,373
Money market deposits	23,215	135,615	(112,400)	200,105	120,256	79,849
Time deposits, excluding brokered deposits	37,036	66,851	(29,815)	106,704	59,488	47,216
Brokered deposits	42,829	61,059	(18,230)	31,634	27,367	4,267
Federal funds purchased and interbank borrowings	1,186	2,092	(906)	(8,150)	(9,090)	940
Securities sold under agreements to repurchase	(184)	166	(350)	(547)	(758)	211
Federal Home Loan Bank advances	37,539	39,611	(2,072)	15,457	(3,551)	19,008
Other borrowings	(4,385)	933	(5,318)	(1,462)	(1,953)	491
Total interest expense	141,111	321,787	(180,676)	367,200	187,968	179,232
Net interest income - taxable equivalent basis	$ 530,988	$ 341,361	$ 189,627	$ 28,716	$ 30,395	$ (1,679)

(1) The variance not solely due to rate or volume is allocated equally between the rate and volume variances.
(2) Interest on investment securities includes the effect of taxable equivalent adjustments of $10.5 million in 2025, $11.1 million in 2024, and $11.5 million in 2023; using the federal statutory tax rate in effect of 21%.
(3) Interest on loans includes the effect of taxable equivalent adjustments of $17.9 million in 2025, $13.4 million in 2024, and $11.9 million, in 2023; using the federal statutory tax rate in effect of 21%.

Net interest income in 2025 increased compared to 2024 driven by the acquisition of Bremer as well as strong loan growth, and lower costs of average interest-bearing liabilities, partially offset by higher balances of average interest-bearing liabilities.

The increase in the net interest margin on a fully taxable equivalent basis in 2025 when compared to 2024 was primarily due to the impact of Bremer, loan growth, and lower costs of average interest-bearing liabilities, partially offset by higher balances of average interest-bearing liabilities. The yield on average earning assets was 5.59% in both 2024 and 2025 and the cost of interest-bearing liabilities decreased 29 basis points from 2.98% in 2024 to 2.69% in 2025. Average earning assets increased by $12.0 billion, or 26%, reflecting an $8.7 billion increase in average loans and a $3.0 billion increase in average investment securities. Average interest-bearing liabilities increased $9.2 billion, or 26%, reflecting an $8.1 billion increase in average interest-bearing deposits and a $1.1 billion increase in average borrowed funds. Average noninterest-bearing deposits increased by $2.3 billion.

The increase in average earning assets in 2025 compared to 2024 was primarily due to Bremer loans and securities acquired as well as strong loan growth. The loan portfolio, including loans held-for-sale, which generally has an average yield higher than the investment portfolio, was 75% of average interest earning assets in 2025, compared to 76% in 2024.

Average loans, including loans held-for-sale, increased $8.7 billion in 2025 compared to 2024 primarily due to Bremer loans acquired as well as strong commercial loan growth. Loans acquired in the Bremer transaction totaled $11.1 billion at transaction close.

Average non-interest-bearing deposits increased $2.3 billion in 2025 compared to 2024 while average interest-bearing deposits increased $8.1 billion reflecting Bremer deposits assumed and organic growth. Deposits assumed in the Bremer transaction totaled $12.9 billion at the close of the transaction.

Provision for Credit Losses

The following table details the components of provision for credit losses:

(dollars in thousands)	Years Ended December 31,			% Change From Prior Year	
	2025	2024	2023	2025	2024
Provision for credit losses on loans	$ 183,742	$ 120,191	$ 59,849	52.9 %	100.8 %
Provision (release) for credit losses on unfunded loan commitments	13,979	(9,572)	(962)	(246.0)	895.0
Total provision for credit losses	$ 197,721	$ 110,619	$ 58,887	78.7 %	87.8 %
Net (charge-offs) recoveries on non-PCD loans	$ (79,861)	$ (44,675)	$ (31,432)	78.8 %	42.1 %
Net (charge-offs) recoveries on PCD loans	(30,428)	(17,329)	(24,478)	75.6	(29.2)
Total net (charge-offs) recoveries on loans	$ (110,289)	$ (62,004)	$ (55,910)	77.9 %	10.9 %
Net charge-offs (recoveries) to average loans	0.25 %	0.17 %	0.17 %	47.1 %	— %

Total provision for credit losses increased $87.1 million in 2025 compared to 2024 primarily due to credit migration, net charge-offs, and macroeconomic factors. In addition, the provision for credit losses on loans in 2025 included $75.6 million to establish an allowance for credit losses on non-PCD Bremer loans and unfunded loan commitments acquired. The provision for credit losses on loans in 2024 included $15.3 million to establish an allowance for credit losses on non-PCD loans acquired in the CapStar transaction. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, provision expense may be volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance. For additional information about non-performing loans, charge-offs, and additional items impacting the provision, refer to the "Risk Management – Credit Risk" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Noninterest Income

We generate revenues in the form of noninterest income through client fees, sales commissions, and gains and losses from our core banking franchise and other related businesses, such as wealth management, investment consulting, and investment products. This source of revenue as a percentage of total revenue was 18% in 2025 compared to 19% in 2024.

The following table details the components of noninterest income:

(dollars in thousands)	Years Ended December 31,			% Change From Prior Year	
	2025	2024	2023	2025	2024
Wealth and investment services fees	$ 144,161	$ 116,791	$ 107,784	23.4 %	8.4 %
Service charges on deposit accounts	100,406	78,175	71,945	28.4	8.7
Debit card and ATM fees	49,288	43,400	42,153	13.6	3.0
Mortgage banking revenue	38,406	26,237	16,319	46.4	60.8
Capital markets income	37,329	20,299	24,419	83.9	(16.9)
Company-owned life insurance	26,670	20,987	15,397	27.1	36.3
Debt securities gains (losses), net	(37)	(212)	(6,265)	(82.5)	(96.6)
Gain on sale of Visa Class B restricted shares	—	—	21,635	N/A	(100.0)
Other income	70,308	49,020	39,955	43.4	22.7
Total noninterest income	$ 466,531	$ 354,697	$ 333,342	31.5 %	6.4 %

Noninterest income in 2025 included a $5.1 million net gain associated with the freezing of the benefits of the Bremer pension plan and subsequent termination of the plan. Excluding this gain, noninterest income increased $106.7 million compared to 2024 driven by the acquisition of Bremer in May 2025, the CapStar acquisition in April 2024, organic growth of fee-based businesses, and higher other income.

Mortgage banking revenue increased $12.2 million in 2025 compared to 2024 primarily due to higher mortgage originations, increased loan sales, and the Bremer partnership.

Capital markets income increased $17.0 million in 2025 compared to 2024 primarily due to higher levels of commercial real estate client interest rate swap fees and the Bremer partnership.

Other income increased $21.3 million in 2025 compared to 2024 primarily due to additional other income associated with the acquisitions of Bremer and CapStar, the $5.1 million net gain associated with the freezing of the benefits of the Bremer pension plan and subsequent termination of the plan, and $4.2 million of net gains on sales of commercial loans.

Noninterest Expense

The following table details the components of noninterest expense:

(dollars in thousands)	Years Ended December 31,			% Change From Prior Year	
	2025	2024	2023	2025	2024
Salaries and employee benefits	$ 749,013	$ 603,095	$ 546,364	24.2 %	10.4 %
Occupancy	129,170	110,429	106,676	17.0	3.5
Equipment	48,354	36,588	32,163	32.2	13.8
Marketing	55,210	45,607	39,511	21.1	15.4
Technology	120,476	88,797	80,343	35.7	10.5
Communication	23,616	17,337	16,980	36.2	2.1
Professional fees	61,902	35,291	27,335	75.4	29.1
FDIC assessment	48,394	44,681	56,730	8.3	(21.2)
Amortization of intangibles	78,660	27,528	24,155	185.7	14.0
Amortization of tax credit investments	26,118	13,329	15,367	95.9	(13.3)
Other expense	144,378	71,741	80,682	101.2	(11.1)
Total noninterest expense	$ 1,485,291	$ 1,094,423	$ 1,026,306	35.7 %	6.6 %

Noninterest expense in 2025 included $140.9 million of merger-related expenses and a $3.0 million reduction to a previously accrued FDIC special assessment. Noninterest expense in 2024 included $37.3 million of merger-related expenses, a $13.3 million non-cash, pre-tax expense associated with the distribution of excess pension assets with the resolution of the legacy First Midwest plan, $3.0 million for an FDIC special assessment, and $2.6 million of separation expense. Excluding these expenses, noninterest expense increased to $1.3 billion in 2025 compared to $1.0 billion in 2024. This increase was driven by operating costs and additional amortization of intangibles related to the acquisitions of Bremer and CapStar, as well as higher salary and employee benefits reflective of merit and performance-driven incentive accruals.

Amortization of tax credit investments increased $12.8 million in 2025 compared to 2024 primarily due to additional amortization related to the Bremer acquisition. In addition, the recognition of tax credit amortization expense is contingent upon the successful completion of the rehabilitation of a historic building or completion of a solar project within the reporting period. Many factors including weather, labor availability, building regulations, inspections, and other unexpected construction delays related to a rehabilitation project can cause a project to exceed its estimated completion date. See Note 9 to the consolidated financial statements for additional information on our tax credit investments.

Provision for Income Taxes

We record a provision for income taxes currently payable and for income taxes payable or benefits to be received in the future, which arise due to timing differences in the recognition of certain items for financial statement and income tax purposes. The major difference between the effective tax rate applied to our financial statement income and the federal statutory tax rate is caused by a tax benefit from our tax credit investments and interest on tax-exempt securities and loans. The effective tax rate was 20.5% in 2025 compared to 20.8% in 2024. See Note 15 to the consolidated financial statements for additional details on Old National's income tax provision.

FINANCIAL CONDITION

Overview

At December 31, 2025, our assets were $72.2 billion, an $18.6 billion increase compared to $53.6 billion at December 31, 2024. The increase was driven primarily by the acquisition of Bremer and organic growth.

Earning Assets

Our earning assets are comprised of investment securities, portfolio loans, loans held-for-sale, money market investments, interest-earning accounts with the Federal Reserve, and equity securities. End of period earning assets were $65.0 billion at December 31, 2025, an increase of $16.9 billion compared to earning assets of $48.0 billion at December 31, 2024.

Investment Securities

We classify the majority of our investment securities as available-for-sale to give management the flexibility to sell the securities prior to maturity based on fluctuating interest rates or changes in our funding requirements.

The investment securities portfolio, including equity securities, was $14.9 billion at December 31, 2025, compared to $10.9 billion at December 31, 2024. The increase was driven primarily by the acquisition of Bremer. Investment securities represented 23% of end of period earning assets at both December 31, 2025 and December 31, 2024. At December 31, 2025, we had no intent to sell any securities that were in an unrealized loss position nor is it expected that we would be required to sell the securities prior to their anticipated recovery.

The investment securities available-for-sale portfolio had net unrealized losses of $570.4 million and $890.5 million at December 31, 2025 and December 31, 2024, respectively. The investment securities held-to-maturity portfolio had net unrealized losses of $355.3 million and $483.7 million at December 31, 2025 and December 31, 2024, respectively.

The investment securities available-for-sale portfolio including securities hedges had an effective duration of 3.80 at December 31, 2025, compared to 4.11 at December 31, 2024. The total investment securities portfolio had an effective duration of 4.51 at December 31, 2025, compared to 5.09 at December 31, 2024. Effective duration represents the percentage change in the fair value of the portfolio in response to a change in interest rates and is used to evaluate the portfolio's price volatility at a single point in time. Generally, there is more uncertainty in interest rates over a longer average maturity, resulting in a higher duration percentage. The weighted average yields on investment securities, on a taxable equivalent basis, were 4.01% in 2025 and 3.57% in 2024.

Loan Portfolio

We lend to consumer and commercial clients in many diverse industries including real estate rental and leasing, manufacturing, healthcare, wholesale trade, construction, and agriculture, among others. Old National manages concentrations of credit exposure by industry, product, geography, client relationship, and loan size.

The following table presents the composition of the loan portfolio at December 31.

(dollars in thousands)	2025	2024	$ Change	% Change
Commercial	$ 14,983,861	$ 10,288,560	$ 4,695,301	45.6 %
Commercial real estate	22,050,007	16,307,486	5,742,521	35.2
Residential real estate	8,467,496	6,797,586	1,669,910	24.6
Consumer	3,262,798	2,892,255	370,543	12.8
Total loans	48,764,162	36,285,887	12,478,275	34.4
Allowance for credit losses on loans	(569,520)	(392,522)	(176,998)	45.1
Net loans	$ 48,194,642	$ 35,893,365	$ 12,301,277	34.3 %

The following table presents the contractual maturity distribution and rate sensitivity of loans at December 31, 2025 and an analysis of these loans that have fixed and floating interest rates. The table does not take into account repricing or other forecast assumptions.

(dollars in thousands)	Within 1 Year	After 1 - 5 Years	After 5 - 15 Years	After 15 Years	Total	% of Total
Commercial						
Interest rates:						
Fixed	$ 1,040,192	$ 1,872,409	$ 631,570	$ 526,654	$ 4,070,825	27 %
Floating	2,708,812	5,294,512	1,972,908	936,804	10,913,036	73
Total	$ 3,749,004	$ 7,166,921	$ 2,604,478	$ 1,463,458	$ 14,983,861	100 %
Commercial Real Estate						
Interest rates:						
Fixed	$ 1,882,271	$ 4,103,338	$ 1,035,489	$ 632,174	$ 7,653,272	35 %
Floating	3,201,472	8,592,521	1,872,844	729,898	14,396,735	65
Total	$ 5,083,743	$ 12,695,859	$ 2,908,333	$ 1,362,072	$ 22,050,007	100 %
Residential Real Estate						
Interest rates:						
Fixed	$ 367,911	$ 2,555,392	$ 2,563,308	$ 1,050,766	$ 6,537,377	77 %
Floating	47,204	412,536	739,227	731,152	1,930,119	23
Total	$ 415,115	$ 2,967,928	$ 3,302,535	$ 1,781,918	$ 8,467,496	100 %
Consumer						
Interest rates:						
Fixed	$ 341,346	$ 861,705	$ 147,399	$ 180,304	$ 1,530,754	47 %
Floating	61,904	217,743	129,531	1,322,866	1,732,044	53
Total	$ 403,250	$ 1,079,448	$ 276,930	$ 1,503,170	$ 3,262,798	100 %

The following table presents the composition of the loan portfolio by state:

(dollars in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Total Loans	Percent of Total
December 31, 2025						
Minnesota	$ 2,764,014	$ 5,321,550	$ 1,764,412	$ 395,087	$ 10,245,063	21 %
Illinois	2,877,446	3,510,507	1,451,278	610,271	8,449,502	17
Indiana	1,673,144	1,829,012	1,101,489	935,643	5,539,288	11
Wisconsin	1,142,850	2,713,323	564,177	184,400	4,604,750	9
Michigan	781,468	1,344,116	645,106	261,923	3,032,613	6
Tennessee	461,337	1,236,912	283,577	233,229	2,215,055	5
North Dakota	466,851	1,075,217	165,329	32,942	1,740,339	4
Kentucky	353,205	669,989	262,167	379,533	1,664,894	3
Texas	387,813	650,764	268,219	11,588	1,318,384	3
Florida	375,539	356,188	319,375	33,988	1,085,090	2
Ohio	529,201	425,355	10,399	15,511	980,466	2
California	256,396	107,971	399,276	31,735	795,378	2
Other	2,914,597	2,809,103	1,232,692	136,948	7,093,340	15
Total	$ 14,983,861	$ 22,050,007	$ 8,467,496	$ 3,262,798	$ 48,764,162	100 %

Geographic location in the preceding table is determined by collateral location for real estate loans and borrower location for non-real estate loans.

Commercial and Commercial Real Estate Loans

Commercial and commercial real estate loans are the largest classifications within earning assets, representing 57% at December 31, 2025, compared to 55% at December 31, 2024. At December 31, 2025, commercial and commercial real estate loans were $37.0 billion, an increase of $10.4 billion compared to December 31, 2024 driven primarily by the acquisition of Bremer, as well as disciplined commercial loan production that was well balanced across our market footprint and product lines, partly offset by the sale of $71 million of commercial real estate loans in 2025.

The following table provides detail on commercial loans by industry classification (as defined by the North American Industry Classification System) and by loan size at December 31.

(dollars in thousands)	2025			2024		
	Outstanding	Exposure[1]	Nonaccrual	Outstanding	Exposure[1]	Nonaccrual
By Industry:						
Health care and social assistance	$ 2,805,380	$ 3,464,934	$ 24,489	$ 1,657,229	$ 1,982,352	$ 1,636
Manufacturing	2,139,977	3,614,096	16,915	1,724,108	2,884,035	29,886
Real estate rental and leasing	1,518,886	2,274,601	25,021	1,024,315	1,500,570	7,915
Accommodation and food services	1,159,348	1,422,249	19,153	579,424	679,087	7,146
Construction	1,064,375	2,333,033	6,996	740,093	1,680,577	11,690
Wholesale trade	1,049,963	1,927,612	4,154	780,643	1,480,859	2,192
Professional, scientific, and technical services	795,520	1,367,099	6,298	558,589	987,800	7,486
Agriculture, forestry, fishing, and hunting	776,845	1,126,107	5,393	278,554	391,072	2,822
Finance and insurance	678,034	1,305,205	317	617,151	1,018,320	141
Retail trade	486,717	777,389	13,121	305,245	554,620	12,781
Transportation and warehousing	474,426	634,311	29,733	459,988	597,413	21,771
Administrative and support and waste management and remediation services	440,155	667,738	4,552	392,955	573,061	3,363
Public administration	306,621	344,205	—	167,410	191,005	—
Educational services	295,001	472,694	8	243,843	372,777	5
Other services	270,337	435,139	11,969	236,870	366,265	8,995
Other	722,276	1,305,821	5,723	522,143	852,984	5,975
Total	$ 14,983,861	$ 23,472,233	$ 173,842	$10,288,560	$16,112,797	$ 123,804

	2025			2024		
By Loan Size:						
Less than $200,000	5 %	3 %	10 %	3 %	3 %	4 %
$200,000 to $1,000,000	12	10	16	12	11	14
$1,000,000 to $5,000,000	25	24	42	24	24	50
$5,000,000 to $10,000,000	17	16	21	14	15	8
$10,000,000 to $25,000,000	23	25	11	29	28	24
Greater than $25,000,000	18	22	—	18	19	—
Total	100 %	100 %	100 %	100 %	100 %	100 %

(1) Includes unfunded loan commitments.

The following table provides detail on commercial real estate loans classified by property type at December 31.

(dollars in thousands)	2025			2024		
	Outstanding	Exposure[1]	Nonaccrual	Outstanding	Exposure[1]	Nonaccrual
By Property Type:						
Multifamily	$ 6,648,859	$ 7,978,053	$ 104,993	$ 5,620,340	$ 6,752,819	$ 85,937
Warehouse / Industrial	4,180,226	4,481,580	5,144	3,034,854	3,331,289	8,401
Retail	3,225,434	3,373,296	21,636	2,295,808	2,372,912	8,435
Office	2,705,874	2,891,180	49,201	2,126,618	2,256,299	46,078
Senior housing	1,269,488	1,307,281	29,723	852,376	872,162	50,443
Single family	616,035	632,748	4,826	531,679	545,717	6,278
Other [2]	3,404,091	3,694,867	30,737	1,845,811	2,118,461	28,660
Total	$ 22,050,007	$ 24,359,005	$ 246,260	$ 16,307,486	$ 18,249,659	$ 234,232

(1) Includes unfunded loan commitments.
(2) Other includes commercial development, agriculture real estate, hotels, self-storage, land development, religion, and mixed-use properties.

The mix of properties securing the loans in our commercial real estate portfolio is comprised of owner-occupied and non-owner-occupied categories and is diverse in terms of type and geographic location, generally within the Company's primary market area. Approximately 29% of the commercial real estate portfolio is owner-occupied as of December 31, 2025, compared to 27% at December 31, 2024.

The Company actively reviews its broader loan portfolio in the normal course of business and has performed a targeted review of contractual maturities in its non-owner-occupied commercial real estate portfolio as part of its response to current market conditions to identify exposure to credit risk associated with renewals. At December 31, 2025, the Company held $827.6 million of non-owner-occupied commercial real estate, or 2% of total loans, that mature within 18 months with an interest rate below 4%.

Residential Real Estate Loans

Residential real estate loans held in our portfolio increased $1.7 billion to $8.5 billion at December 31, 2025, compared to December 31, 2024 driven primarily by the acquisition of Bremer and organic growth. Changes in interest rates may impact the number of refinancings and new originations of residential real estate loans. If interest rates decrease in the future, there may be an increase in refinancings and new originations of residential real estate loans. Conversely, future increases in interest rates may result in a decline in the level of refinancings and new originations of residential real estate loans.

Consumer Loans

Consumer loans, including automobile loans, personal, and home equity loans and lines of credit, increased $370.5 million to $3.3 billion at December 31, 2025 compared to December 31, 2024 driven primarily by the acquisition of Bremer and organic growth.

Allowance for Credit Losses on Loans and Unfunded Loan Commitments

At December 31, 2025, the allowance for credit losses on loans was $569.5 million, compared to $392.5 million at December 31, 2024. The increase reflects $103.5 million of allowance for credit losses on acquired PCD loans established through acquisition accounting adjustments on or after the Bremer acquisition date. In addition, the provision for credit losses on loans in 2025 included $69.1 million to establish an allowance for credit losses on non-PCD Bremer loans acquired. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, provision expense may be volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance.

We maintain an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued expenses and other liabilities, while the corresponding provision for unfunded loan commitments is included in the provision for credit losses. The allowance for credit losses on unfunded loan commitments totaled $35.6 million at December 31, 2025, compared to $21.7 million at December 31, 2024. We increased the allowance for credit losses on unfunded loan commitments by $6.5 million in 2025 as a result of Bremer unfunded loan commitments acquired.

Additional information about our Allowance for Credit Losses is included in the "Risk Management – Credit Risk" section of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 4 to the consolidated financial statements.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets at December 31, 2025 totaled $2.9 billion, an increase of $611.9 million compared to December 31, 2024 as a result of goodwill and other intangible assets recorded with the acquisition of Bremer.

Other Assets

Other assets at December 31, 2025 increased $758.5 million compared to December 31, 2024 reflecting Bremer other assets acquired and higher investments in partnerships, limited liability companies, and other ownership interests that support affordable housing.

Funding

The following table summarizes Old National's total funding, comprised of deposits and wholesale borrowings at December 31:

(dollars in thousands)	2025	2024	$ Change	% Change
Deposits:				
Noninterest-bearing demand	$ 13,247,483	$ 9,399,019	$ 3,848,464	40.9 %
Interest-bearing:				
Checking and NOW	10,740,919	8,040,331	2,700,588	33.6
Savings	4,909,138	4,753,279	155,859	3.3
Money market	16,529,631	11,875,192	4,654,439	39.2
Time deposits	9,661,024	6,755,739	2,905,285	43.0
Total deposits	55,088,195	40,823,560	14,264,635	34.9
Wholesale borrowings:				
Federal funds purchased and interbank borrowings	100,197	385	99,812	N/M
Securities sold under agreements to repurchase	261,366	268,975	(7,609)	(2.8)
Federal Home Loan Bank advances	6,237,375	4,452,559	1,784,816	40.1
Other borrowings	852,429	689,618	162,811	23.6
Total wholesale borrowings	7,451,367	5,411,537	2,039,830	37.7
Total funding	$ 62,539,562	$ 46,235,097	$ 16,304,465	35.3 %

The increase in total deposits was due to Bremer deposits assumed and organic growth. We use wholesale funding to augment deposit funding and to help maintain our desired interest rate risk position. Wholesale funding as a percentage of total funding was 12% at both December 31, 2025 and December 31, 2024. See Notes 11, 12, and 13 to the consolidated financial statements for additional details on our financing activities.

At December 31, 2025, time deposits in excess of the FDIC insurance limit and estimated time deposits that are otherwise uninsured by maturity were as follows:

(dollars in thousands)	Individual Instruments in Denominations that Meet or Exceed the FDIC Insurance Limit	Estimated Aggregate Time Deposits that Meet or Exceed the FDIC Insurance Limit and Otherwise Uninsured Time Deposits
Three months or less	$ 1,542,452	$ 2,079,688
Over three through six months	850,387	1,337,092
Over six through 12 months	468,499	570,503
Over 12 months	107,242	168,435
Total	$ 2,968,580	$ 4,155,718

At December 31, 2025, the estimated amount of FDIC uninsured deposits for regulatory purposes was $23.7 billion.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2025 increased $140.8 million compared to December 31, 2024 primarily due to the Bremer acquisition.

Capital

Shareholders' equity totaled $8.5 billion, or 12% of total assets, at December 31, 2025 and $6.3 billion, or 12% of total assets, at December 31, 2024. Old National issued 50.2 million shares of Common Stock in conjunction with the acquisition of Bremer on May 1, 2025 adding $1.0 billion in shareholders' equity. In addition, Old National issued 21.9 million shares of Common Stock in the settlement of the forward sale agreements adding $443.2 million in shareholders' equity. Retained earnings and changes in unrealized losses on available-for-sale investment securities also contributed to the increase in shareholders' equity during 2025. These increases were partially offset by dividends and the repurchase of 2.2 million shares of Common Stock during 2025 under a share repurchase plan that was approved by the Company's Board of Directors in the first quarter of 2025, which reduced equity by $50.0 million. As of December 31, 2025, Old National had remaining authorization to repurchase up to $150.0 million of its outstanding Common Stock through February 28, 2026. Old National's Common Stock is traded on the NASDAQ under the symbol "ONB" with 76,618 shareholders of record at December 31, 2025.

Capital Adequacy

Old National and the banking industry are subject to various regulatory capital requirements administered by the federal banking agencies. Management routinely analyzes Old National's capital to ensure an optimized capital structure. Accordingly, such evaluations may result in Old National taking a capital action. For additional information on capital adequacy see Note 21 to the consolidated financial statements.

Management views stress testing as an integral part of the Company's risk management and strategic planning activities. Old National performs stress testing periodically throughout the year. The primary objective of the stress testing is to ensure that Old National has a robust, forward-looking stress testing process and maintains sufficient capital to continue operations throughout times of economic and financial stress. Management also uses the stress testing framework to evaluate decisions relating to pricing, loan concentrations, capital deployment, and mergers and acquisitions to ensure that strategic decisions align with Old National's risk appetite statement. Old National's stress testing process incorporates key risks that include strategic, market, liquidity, credit, operational, information security and technology, talent management, and compliance/regulatory/legal risks. Old National's stress testing policy outlines steps that will be taken if stress test results do not meet internal thresholds under severely adverse economic scenarios.

RISK MANAGEMENT

Overview

Old National has adopted a Risk Appetite Statement to enable our Board of Directors, Enterprise Risk Committee of our Board, Executive Leadership Team, and Senior Management to better assess, understand, monitor, and mitigate Old National's risks. The Risk Appetite Statement addresses the following major risks: strategic, market, liquidity, credit, operational, information security and technology, talent management, and compliance/regulatory/legal. Our Chief Risk Officer provides quarterly reports to the Board's Enterprise Risk Committee on various risk topics. The following discussion addresses certain of these major risks including credit, market, and liquidity. Discussion of strategic, talent management, operational, information security and technology, and compliance/regulatory/legal risks is provided in the section entitled "Risk Factors" in Item 1A of this Form 10-K.

Credit Risk

Credit risk represents the risk of loss arising from an obligor's inability or failure to meet contractual payment or performance terms. Our primary credit risks result from our investment and lending activities.

Investment Activities

All of our mortgage-backed securities are backed by U.S. government-sponsored or federal agencies. Municipal bonds, corporate bonds, and other debt securities are evaluated by reviewing the credit-worthiness of the issuer and general market conditions. See Note 3 to the consolidated financial statements for additional details about our investment security portfolio.

Counterparty Exposure

Counterparty exposure is the risk that the other party in a financial transaction will not fulfill its obligation. We define counterparty exposure as nonperformance risk in transactions involving federal funds sold and purchased, repurchase agreements, correspondent bank relationships, and derivative contracts with companies in the financial services industry. Old National manages exposure to counterparty risk in connection with its derivatives transactions by generally engaging in transactions with counterparties having ratings of at least "A" by Standard & Poor's Rating Service or "A2" by Moody's Investors Service. There are provisions in our agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. Total credit exposure is monitored by counterparty and managed within limits that management believes to be prudent. Old National's net counterparty exposure was an asset of $48.9 million at December 31, 2025.

Lending Activities

Commercial

Commercial and industrial loans are made primarily for the purpose of financing equipment acquisition, borrower expansion, working capital, and other general business purposes. Lease financing consists of direct financing leases and is used by commercial clients to finance capital purchases ranging from computer equipment to transportation equipment. The credit decisions for these transactions are based upon an assessment of the overall financial capacity of the applicant. A determination is made as to the applicant's ability to repay in accordance with the proposed terms as well as an overall assessment of the risks involved. In addition to an evaluation of the applicant's financial condition, a determination is made of the probable adequacy of the primary and secondary sources of repayment, such as additional collateral or personal guarantees, to be relied upon in the transaction. Credit agency reports of the applicant's credit history supplement the analysis of the applicant's creditworthiness.

Commercial mortgages and construction loans are offered to real estate investors, developers, and builders primarily domiciled in the geographic Midwest and Southeast market areas we serve. These loans are secured by first mortgages on real estate at LTV margins deemed appropriate for the property type, quality, location, and sponsorship. Generally, these LTV ratios do not exceed 80%, although higher levels may be permitted with additional non-real estate collateral, increased guaranties, accelerated amortization, or other mitigating factors. The commercial properties are predominantly multi-family and non-residential properties such as retail centers, industrial properties as well as, to a lesser extent, more specialized properties. Substantially all of our commercial real estate loans are secured by properties located in our primary market area.

In the underwriting of our commercial real estate loans, we obtain appraisals for the underlying properties. Decisions to lend are based on the economic viability of the property and the creditworthiness of the borrower. In evaluating a proposed commercial real estate loan, we primarily emphasize the ratio of the property's projected net cash flows to the loan's debt service requirement. The debt service coverage ratio normally is not less than 120% and it is computed after deduction for a vacancy factor and property expenses as appropriate. In addition, a personal guarantee of the loan or a portion thereof is often required from the principal(s) of the borrower. In most cases, we require title insurance insuring the priority of our lien, fire and extended coverage casualty insurance, and flood insurance, if appropriate, in order to protect our security interest in the underlying property. In addition, business interruption insurance or other insurance may be required.

Construction loans are underwritten against projected cash flows derived from rental income, business income from an owner-occupant, or the sale of the property to an end-user. We may mitigate the risks associated with these types of loans by requiring fixed-price construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements.

Consumer

We offer a variety of first mortgage and junior lien loans to consumers within our markets, with residential home mortgages comprising our largest consumer loan category. These loans are secured by a primary residence and are underwritten using traditional underwriting systems to assess the credit risks of the consumer. Decisions are primarily based on LTV ratios, DTI ratios, liquidity, and credit scores. A maximum LTV ratio of 90% is generally required, although higher levels may be permitted with mortgage insurance or other mitigating factors. We offer fixed rate mortgages and variable rate mortgages with interest rates that are subject to change every year after the first, third, fifth, or seventh year, depending on the product and are based on indexed rates such as prime. We do not offer payment-option facilities, sub-prime loans, or any product with negative amortization.

Home equity loans are secured primarily by second mortgages on residential property of the borrower. The underwriting terms for the home equity product generally permit borrowing availability, in the aggregate, up to 90% of the appraised value of the collateral property at the time of origination. We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed rates. Decisions are primarily based on LTV ratios, DTI ratios, and credit scores. We do not offer home equity loan products with reduced documentation.

Automobile loans include loans and leases secured by new or used automobiles. We originate automobile loans and leases primarily on an indirect basis through selected dealerships. We require borrowers to maintain collision insurance on automobiles securing consumer loans, with us listed as loss payee. Our procedures for underwriting automobile loans include an assessment of an applicant's overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan. Although an applicant's creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount.

Asset Quality

Community-based lending personnel, along with region-based independent underwriting and analytic support staff, extend credit under guidelines established and administered by management and overseen by our Enterprise Risk Committee. This committee, which meets quarterly, is made up of independent outside directors. The committee monitors credit quality through its general review of information such as delinquencies, credit exposures, peer comparisons, problem loans, and charge-offs. In addition, the committee provides oversight of loan policy changes as recommended by management with the objective of maintaining an appropriate lending policy for the current lending environment.

We lend to consumer and commercial clients in many diverse industries including, among others, real estate rental and leasing, manufacturing, healthcare, wholesale trade, construction, and agriculture. Old National manages concentrations of credit exposure by industry, product, geography, client relationship, and loan size. At December 31, 2025, our average commercial loan size was approximately $771,000 and our average commercial real estate loan size was approximately $1,486,000. At December 31, 2025, we had minimal exposure to foreign borrowers and no sovereign debt. Our policy is to concentrate our lending activity in the geographic market areas we serve, primarily in the Midwest and Southeast regions of the United States.

The following table presents a summary of under-performing assets as well as criticized and classified assets at December 31:

(dollars in thousands)		2025		2024
Nonaccrual loans	$	521,245	$	447,979
Past due loans (90 days or more and still accruing)		2,691		4,060
Foreclosed assets		6,235		4,294
Total under-performing assets	$	530,171	$	456,333
Classified loans (includes nonaccrual, past due 90 days or more, and other problem loans)	$	2,283,157	$	1,525,452
Other classified assets [1]		20,616		58,954
Special mention loans		805,901		908,630
Total criticized and classified assets	$	3,109,674	$	2,493,036
Asset Quality Ratios:				
Nonaccrual loans/total loans [2]		1.07 %		1.23 %
Under-performing assets/total loans [2]		1.09		1.26
Under-performing assets/total assets		0.73		0.85
Allowance for credit losses on loans/under-performing assets		107.42		86.02
Allowance for credit losses on loans/nonaccrual loans		109.26		87.62

(1) Includes investment securities that fell below investment grade rating.
(2) Loans exclude loans held-for-sale.

Under-performing assets increased to $530.2 million at December 31, 2025, compared to $456.3 million at December 31, 2024 primarily due to the Bremer acquisition. Under-performing assets as a percentage of total loans were 1.09% at December 31, 2025, compared to 1.26% at December 31, 2024.

Nonaccrual loans increased $73.3 million from December 31, 2024 to December 31, 2025 primarily due to loans acquired in the Bremer acquisition. As a percentage of nonaccrual loans, the allowance for credit losses on loans was 109.26% at December 31, 2025, compared to 87.62% at December 31, 2024.

If nonaccrual and renegotiated loans outstanding at December 31, 2025 and 2024, respectively, had been accruing interest throughout the year in accordance with their original terms, interest income of approximately $31.7 million in 2025 and $20.4 million in 2024 would have been recorded on these loans. The amount of interest income actually recorded on nonaccrual and renegotiated loans was $12.4 million in 2025 and $12.1 million in 2024.

Total criticized and classified assets were $3.1 billion at December 31, 2025, an increase of $616.6 million from December 31, 2024 primarily due to $1.0 billion of criticized and classified loans related to the Bremer acquisition, partially offset by a continued focus on active portfolio management. Other classified assets include investment securities that fell below investment grade rating totaling $20.6 million at December 31, 2025, compared to $59.0 million at December 31, 2024.

Allowance for Credit Losses on Loans and Unfunded Loan Commitments

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for credit losses on loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's loans held for investment portfolio. Credit quality is assessed and monitored by evaluating various attributes and the results of those evaluations are utilized in underwriting new loans and in our process for estimating expected credit losses. Expected credit loss inherent in non-cancelable off-balance-sheet credit exposures (unfunded loan commitments) is accounted for as a separate liability included in other liabilities on the balance sheet. The allowance for credit losses on loans held for investment and unfunded loan commitments is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit loss estimation process involves procedures to consider the unique characteristics of our loan portfolio segments. These segments are further disaggregated into loan classes based on the level at which credit risk of the loan is monitored. When computing the level of expected credit losses, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense in those future periods.

The allowance level is influenced by loan volumes, loan AQR migration or delinquency status, changes in historical loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses on loans has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

The loan categories used to monitor and analyze interest income and yields are different than the portfolio segments used to determine the allowance for credit losses on loans. The allowance for credit losses was calculated by pooling loans of similar credit risk characteristics and credit monitoring procedures. The four loan portfolios used to monitor and analyze interest income and yields – commercial, commercial real estate, residential real estate, and consumer – are reclassified into seven segments of loans – commercial, commercial real estate, BBCC, residential real estate, indirect, direct, and home equity for purposes of determining the allowance for credit losses on loans. The commercial and commercial real estate loan categories shown on the balance sheet include the same pool of loans as the commercial, commercial real estate, and BBCC portfolio segments. The consumer loan category shown on the balance sheet is comprised of the same loans in the indirect, direct, and home equity portfolio segments. The portfolio segment reclassifications follow:

(dollars in thousands)	Statement Balance		Portfolio Segment Reclassifications		Portfolio Segment After Reclassifications
December 31, 2025					
Commercial	$	**14,983,861**	$	**(220,410)** $	**14,763,451**
Commercial real estate		**22,050,007**		**(175,670)**	**21,874,337**
BBCC		**N/A**		**396,080**	**396,080**
Residential real estate		**8,467,496**		**—**	**8,467,496**
Consumer		**3,262,798**		**(3,262,798)**	**N/A**
Indirect		**N/A**		**1,075,235**	**1,075,235**
Direct		**N/A**		**649,297**	**649,297**
Home equity		**N/A**		**1,538,266**	**1,538,266**
Total	$	**48,764,162**	$	**—** $	**48,764,162**
December 31, 2024					
Commercial	$	10,288,560	$	(232,301) $	10,056,259
Commercial real estate		16,307,486		(174,438)	16,133,048
BBCC		N/A		406,739	406,739
Residential real estate		6,797,586		—	6,797,586
Consumer		2,892,255		(2,892,255)	N/A
Indirect		N/A		1,096,778	1,096,778
Direct		N/A		514,144	514,144
Home equity		N/A		1,281,333	1,281,333
Total	$	36,285,887	$	— $	36,285,887

The following table details activity in our allowance for credit losses on loans for the years ended December 31:

(dollars in thousands)	2025	2024	2023
Beginning allowance for credit losses on loans	$ 392,522	$ 307,610	$ 303,671
Allowance established for acquired PCD loans	103,546	26,725	—
Loans charged-off:			
Commercial	63,352	36,172	41,451
Commercial real estate	43,647	18,565	11,198
BBCC	2,150	1,801	1,650
Residential real estate	570	14	256
Indirect	7,450	5,610	2,948
Direct	7,597	8,672	10,517
Home equity	261	470	443
Total charge-offs	125,027	71,304	68,463
Recoveries on charged-off loans:			
Commercial	4,547	1,623	4,172
Commercial real estate	2,717	2,713	2,417
BBCC	611	325	275
Residential real estate	505	883	1,268
Indirect	2,583	1,274	1,559
Direct	2,525	2,152	2,331
Home equity	1,249	330	531
Total recoveries	14,737	9,300	12,553
Net charge-offs (recoveries)	110,290	62,004	55,910
Provision for credit losses on loans	183,742	120,191	59,849
Ending allowance for credit losses on loans	$ 569,520	$ 392,522	$ 307,610
Beginning allowance for credit losses on unfunded loan commitments	$ 21,654	$ 31,226	$ 32,188
Provision for credit losses on unfunded loan commitments acquired during the period	6,458	1,763	—
Provision (release) for provision for credit losses on unfunded loan commitments	7,521	(11,335)	(962)
Ending allowance for credit losses on unfunded loan commitments	$ 35,633	$ 21,654	$ 31,226
Allowance for credit losses	$ 605,153	$ 414,176	$ 338,836
Average loans for the year [1]	$ 44,221,486	$ 35,506,298	$ 32,233,020
Asset Quality Ratios:			
Allowance for credit losses on loans/year-end loans [1]	1.17 %	1.08 %	0.93 %
Allowance for credit losses on loans/average loans [1]	1.29	1.11	0.95
Allowance for credit losses/year-end loans [1]	1.24	1.14	1.03
Allowance for credit losses/average loans [1]	1.37	1.17	1.05

(1) Loans exclude loans held-for-sale.

The following table details net charge-offs to average loans outstanding by loan category for the years ended December 31:

(dollars in thousands)	2025	2024	2023
Commercial:			
Net charge-offs (recoveries)	$ 58,805	$ 34,549	$ 37,279
Average loans for the year [1]	$ 12,796,357	$ 9,807,508	$ 9,338,940
Net charge-offs (recoveries)/average loans	0.46 %	0.35 %	0.40 %
Commercial real estate:			
Net charge-offs (recoveries)	$ 40,930	$ 15,852	$ 8,781
Average loans for the year	$ 20,162,924	$ 15,653,383	$ 13,248,587
Net charge-offs (recoveries)/average loans	0.20 %	0.10 %	0.07 %
BBCC:			
Net charge-offs (recoveries)	$ 1,539	$ 1,476	$ 1,375
Average loans for the year	$ 396,545	$ 403,929	$ 385,171
Net charge-offs (recoveries)/average loans	0.39 %	0.37 %	0.36 %
Residential real estate:			
Net charge-offs (recoveries)	$ 65	$ (869)	$ (1,012)
Average loans for the year [1]	$ 7,785,982	$ 6,808,655	$ 6,642,224
Net charge-offs (recoveries)/average loans	— %	(0.01)%	(0.02)%
Indirect:			
Net charge-offs (recoveries)	$ 4,867	$ 4,336	$ 1,389
Average loans for the year	$ 1,075,256	$ 1,125,139	$ 1,013,560
Net charge-offs (recoveries)/average loans	0.45 %	0.39 %	0.14 %
Direct:			
Net charge-offs (recoveries)	$ 5,072	$ 6,520	$ 8,186
Average loans for the year	$ 570,174	$ 478,450	$ 568,345
Net charge-offs (recoveries)/average loans	0.89 %	1.36 %	1.44 %
Home equity:			
Net charge-offs (recoveries)	$ (988)	$ 140	$ (88)
Average loans for the year	$ 1,434,248	$ 1,229,234	$ 1,036,193
Net charge-offs (recoveries)/average loans	(0.07)%	0.01 %	(0.01)%
Total loans:			
Net charge-offs (recoveries)	$ 110,290	$ 62,004	$ 55,910
Average loans for the year [1]	$ 44,221,486	$ 35,506,298	$ 32,233,020
Net charge-offs (recoveries)/average loans	0.25 %	0.17 %	0.17 %

(1) Average loans exclude loans held-for-sale.

The allowance for credit losses on loans was $569.5 million at December 31, 2025, compared to $392.5 million at December 31, 2024. The increase reflects $103.5 million of allowance for credit losses on acquired PCD loans established through acquisition accounting adjustments on or after the Bremer acquisition date as well as $69.1 million to establish an allowance for credit losses on non-PCD Bremer loans acquired. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, provision expense may be volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance.

The following table details the allowance for credit losses on loans by loan category and the percentage of loans in each category compared to total loans at December 31.

(dollars in thousands)	2025		2024	
	Allowance Amount	% of Loans to Total Loans	Allowance Amount	% of Loans to Total Loans
Commercial	$ 244,670	30.3 %	$ 148,722	27.7 %
Commercial real estate	268,332	44.9	200,309	44.5
BBCC	2,371	0.8	2,813	1.1
Residential real estate	34,394	17.4	22,922	18.8
Indirect	8,021	2.2	8,434	3.0
Direct	2,478	1.3	2,304	1.4
Home equity	9,254	3.1	7,018	3.5
Total	$ 569,520	100.0 %	$ 392,522	100.0 %

We maintain an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued expenses and other liabilities, while the corresponding provision for unfunded loan commitments is included in the provision for credit losses. The allowance for credit losses on unfunded loan commitments totaled $35.6 million at December 31, 2025, compared to $21.7 million at December 31, 2024. We increased the allowance for credit losses on unfunded loan commitments by $6.5 million in 2025 as a result of Bremer unfunded loan commitments acquired.

See the section entitled "Risk Factors" in Item 1A of this Form 10-K for further discussion of our credit risk.

Market Risk

Market risk is the risk that the estimated fair value of our assets, liabilities, and derivative financial instruments will decline as a result of changes in interest rates or financial market volatility, or that our net income will be significantly reduced by interest rate changes.

The objective of our interest rate management process is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.

Potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of interest rates. This interest rate risk arises primarily from our normal business activities of gathering deposits and extending loans. Many factors affect our exposure to changes in interest rates, such as general economic and financial conditions, client preferences, historical pricing relationships, and re-pricing characteristics of financial instruments. Our earnings can also be affected by the monetary and fiscal policies of the U.S. Government and its agencies, particularly the Federal Reserve.

In managing interest rate risk, we establish guidelines for asset and liability management, including measurement of short and long-term sensitivities to changes in interest rates, which are reviewed with the Enterprise Risk Committee of our Board of Directors. Based on the results of our analysis, we may use different techniques to manage changing trends in interest rates including:

- adjusting balance sheet mix or altering interest rate characteristics of assets and liabilities;
- changing product pricing strategies;
- modifying characteristics of the investment securities portfolio; or
- using derivative financial instruments, to a limited degree.

A key element in our ongoing process is to measure and monitor interest rate risk using a model to quantify the likely impact of changing interest rates on Old National's results of operations. The model quantifies the effects of various possible interest rate scenarios on projected net interest income. The model measures the impact on net interest income relative to a base case scenario over a two-year cumulative horizon resulting from an immediate change in interest rates using multiple rate scenarios. The base case scenario assumes that the balance sheet and

interest rates are held at current levels. The model shows our projected net interest income sensitivity based on interest rate changes only and does not consider other forecast assumptions. The net interest income projections across all interest rate scenarios include the expected impact of purchase accounting accretion due to recent acquisitions. Due to the dynamics of future interest rate expectations, we also measure and monitor interest rate risk using the forward curve, which may be a more probable scenario of our interest rate exposure. The forward curve represents the relationship between the price of forward contracts and the time to maturity of the forward contracts at a point in time.

The following table illustrates our projected net interest income sensitivity over a two-year cumulative horizon based on the asset/liability model as of December 31, 2025 and 2024:

	Immediate Rate Decrease					**Immediate Rate Increase**		
(dollars in thousands)	**-300 Basis Points**	**-200 Basis Points**	**-100 Basis Points**	**12/31/2025 Forward Curve**	**Base**	**+100 Basis Points**	**+200 Basis Points**	**+300 Basis Points**
December 31, 2025								
Projected interest income:								
Money market, other interest earning investments, and investment securities	$1,001,298	$1,137,630	$1,246,058	$1,337,858	$ 1,344,272	$1,412,549	$1,463,214	$1,510,596
Loans	3,950,791	4,568,985	5,179,563	5,593,251	5,786,393	6,380,373	6,962,166	7,540,052
Total interest income	4,952,089	5,706,615	6,425,621	6,931,109	7,130,665	7,792,922	8,425,380	9,050,648
Projected interest expense:								
Deposits	309,028	658,093	1,108,814	1,425,816	1,603,605	2,053,854	2,504,100	2,954,351
Borrowings	384,519	538,221	691,683	812,941	859,307	1,044,121	1,229,563	1,415,092
Total interest expense	693,547	1,196,314	1,800,497	2,238,757	2,462,912	3,097,975	3,733,663	4,369,443
Net interest income	$4,258,542	$4,510,301	$4,625,124	$4,692,352	$ 4,667,753	$4,694,947	$4,691,717	$4,681,205
Change from base	$ (409,211)	$ (157,452)	$ (42,629)	$ 24,599		$ 27,194	$ 23,964	$ 13,452
% change from base	(8.77)%	(3.37)%	(0.91)%	0.53 %		0.58 %	0.51 %	0.29 %

	Immediate Rate Decrease					**Immediate Rate Increase**		
	-300 Basis Points	**-200 Basis Points**	**-100 Basis Points**	**12/31/2024 Forward Curve**	**Base**	**+100 Basis Points**	**+200 Basis Points**	**+300 Basis Points**
December 31, 2024								
Projected interest income:								
Money market, other interest earning investments, and investment securities	$ 756,016	$ 820,128	$ 886,917	$ 932,411	$ 940,953	$ 989,890	$1,037,089	$1,082,891
Loans	3,023,593	3,501,994	3,952,385	4,279,851	4,374,147	4,776,162	5,174,154	5,572,157
Total interest income	3,779,609	4,322,122	4,839,302	5,212,262	5,315,100	5,766,052	6,211,243	6,655,048
Projected interest expense:								
Deposits	435,080	765,918	1,097,429	1,349,350	1,456,547	1,821,056	2,157,983	2,494,958
Borrowings	290,095	377,714	473,141	539,410	562,335	652,442	742,530	832,646
Total interest expense	725,175	1,143,632	1,570,570	1,888,760	2,018,882	2,473,498	2,900,513	3,327,604
Net interest income	$3,054,434	$3,178,490	$3,268,732	$3,323,502	$ 3,296,218	$3,292,554	$3,310,730	$3,327,444
Change from base	$ (241,784)	$ (117,728)	$ (27,486)	$ 27,284		$ (3,664)	$ 14,512	$ 31,226
% change from base	(7.34)%	(3.57)%	(0.83)%	0.83 %		(0.11)%	0.44 %	0.95 %

The following table illustrates the upper bound, Federal Funds Rate assumed in the simulation above at December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024	
Basis Point Change Scenario	**Federal Funds Rate [1]**	**Month 12 [2]**	**Federal Funds Rate [1]**	**Month 12 [2]**
+300	**3.75 %**	**6.75 %**	4.50 %	7.50 %
+200	**3.75 %**	**5.75 %**	4.50 %	6.50 %
+100	**3.75 %**	**4.75 %**	4.50 %	5.50 %
Base	**3.75 %**	**3.75 %**	4.50 %	4.50 %
-100	**3.75 %**	**2.75 %**	4.50 %	3.50 %
-200	**3.75 %**	**1.75 %**	4.50 %	2.50 %
-300	**3.75 %**	**0.75 %**	4.50 %	1.50 %

(1) Represents the upper bound, Federal Funds Rate.
(2) Represents the Federal Funds Rate in month 12 given a gradual, parallel "ramp" relative to the base implied forward scenario.

Our projected net interest income increased year over year driven by the Bremer acquisition, loan growth, and asset repricing due to current interest rates and economic conditions. Our overall strategy is consistent period over period, as we continue to manage our balance sheet toward a neutral interest rate risk position in a disciplined manner.

A key element in the measurement and modeling of interest rate risk is the re-pricing assumptions of our transaction deposit accounts, which align with our approach to deposit pricing and are consistent period over period. Because the models are driven by expected behavior in various interest rate scenarios and many factors besides market interest rates affect our net interest income, we recognize that model outputs are not guarantees of actual results. For this reason, we model many different combinations of interest rates and balance sheet assumptions to understand our overall sensitivity to market interest rate changes, including shocks, ramps, yield curve flattening, yield curve steepening, as well as forecasts of likely interest rate scenarios tested.

We use cash flow and fair value hedges, primarily interest rate swaps, collars, and floors, to mitigate interest rate risk. Derivatives designated as hedging instruments were in a net asset position with a fair value gain of $14.8 million at December 31, 2025, compared to a net liability position with a fair value loss of $7.0 million at December 31, 2024. See Note 19 to the consolidated financial statements for further discussion of derivative financial instruments.

Liquidity Risk

Liquidity risk arises from the possibility that we may not be able to satisfy current or future financial commitments or may become unduly reliant on alternative funding sources. We establish liquidity risk guidelines that we review with the Enterprise Risk Committee of our Board of Directors and monitor through our Asset/Liability Executive Management Committee. The objective of liquidity management is to ensure we have the ability to fund balance sheet growth and meet deposit and debt obligations in a timely and cost-effective manner. Management monitors liquidity through a regular review of asset and liability maturities, funding sources, and loan and deposit forecasts. We maintain strategic and contingency liquidity plans to ensure sufficient available funding to satisfy requirements for balance sheet growth, to properly manage capital markets' funding sources, and to address unexpected liquidity requirements. On June 1, 2023, we filed an automatic shelf registration statement with the SEC that permits us to issue an unspecified amount of debt or equity securities.

Loan repayments and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities, and prepayments of loans and mortgage-related securities are not as predictable as they are strongly influenced by interest rates, events at other banking organizations, the housing market, general and local economic conditions, competition in the marketplace, and other factors. We continually monitor marketplace trends to identify patterns that might improve the predictability of the timing of deposit flows or asset prepayments.

A maturity schedule for Old National Bank's time deposits is shown in the following table at December 31, 2025.

(dollars in thousands)		
Maturity Bucket	**Amount**	**Rate**
2026	$ 9,271,979	3.62 %
2027	275,838	2.78
2028	53,190	2.50
2029	28,147	2.34
2030	22,270	1.91
2031 and beyond	9,600	1.06
Total	$ 9,661,024	3.58 %

Our ability to acquire funding at competitive prices is influenced by rating agencies' views of our credit quality, liquidity, capital, and earnings.

The credit ratings of Old National and Old National Bank at December 31, 2025 are shown in the following table.

	Moody's Investors Service	
	Long-term	**Short-term**
Old National	Baa1	N/A
Old National Bank	A1	P-1

Old National Bank maintains relationships in capital markets with brokers and dealers to issue certificates of deposit and short-term and medium-term bank notes as well. At December 31, 2025, Old National and its subsidiaries had the following availability of liquid funds and borrowings:

(dollars in thousands)	**Parent Company**	**Subsidiaries**
Available liquid funds:		
Cash and due from banks	$ 491,210	$ 1,334,967
Unencumbered government-issued debt securities	—	5,722,173
Unencumbered investment grade municipal securities	—	152,010
Unencumbered corporate securities	—	25,647
Availability of borrowings [1]:		
Amount available from Federal Reserve discount window	—	4,073,623
Amount available from Federal Home Loan Bank	—	8,259,248
Total available funds	$ 491,210	$ 19,567,668

(1) Based on collateral pledged.

Old National Bancorp has routine funding requirements consisting primarily of operating expenses, dividends to shareholders, debt service, net derivative cash flows, and funds used for acquisitions. Old National Bancorp can obtain funding to meet its obligations from dividends and management fees collected from its subsidiaries, operating line of credit, and through the issuance of debt securities. Additionally, Old National Bancorp has a shelf registration in place with the SEC permitting ready access to the public debt and equity markets. At December 31, 2025, Old National Bancorp's other borrowings outstanding were $356.4 million. Management believes the Company has the ability to generate and obtain adequate amounts of liquidity to meet its requirements in the short-term and the long-term.

Federal banking laws regulate the amount of dividends that may be paid by Old National Bank to Old National Bancorp on an unconsolidated basis without obtaining prior regulatory approval. Prior regulatory approval is required if dividends to be declared in any year would exceed net earnings of the current year plus retained net profits for the preceding two years. Prior regulatory approval to pay dividends was not required in 2024 or 2025 and is not currently required. At December 31, 2025, Old National Bank could pay dividends of $803.3 million without prior regulatory approval and while maintaining capital levels above regulatory minimum and well-capitalized guidelines.

Operational Risk

Operational risk is the risk that inadequate information systems, operational issues, breaches in internal controls, information security breaches, fraud, or unforeseen catastrophes will result in unexpected losses and other adverse impacts to Old National, such as reputational harm. We maintain frameworks, programs, and internal controls to prevent or minimize financial loss from failure of systems, people, or processes. This includes specific programs and frameworks intended to prevent or limit the effects of cybersecurity risk including, but not limited to, cyberattacks or other information security breaches that might allow unauthorized transactions or unauthorized access to client, team member, or company sensitive information. Metrics and measurements are used by our management team in the management of day-to-day operations to ensure effective client service, minimization of service disruptions, and oversight of cybersecurity risk. We continually monitor and internally report on weaknesses in the internal control environment; third party risks; privacy and data governance; cyberattacks; information security or data breaches; damage to physical assets; employee and workplace safety; execution, delivery, and process management; external and internal fraud; model risk management; and other risks.

Compliance and Regulatory Risk

Compliance and regulatory risk is the risk that the Company violated or was not in compliance with applicable laws, rules, regulations, regulatory guidance and policies, industry standards, or ethical standards. Compliance with applicable regulatory requirements, internal policies and procedures, and ethical standards is not only the right thing to do, but it is embedded within our culture and mission to assist our clients in achieving financial success. Adherence to this belief is the responsibility of every employee, every day, in everything we do. It is Old National's policy to comply with the letter and intent of all applicable regulatory requirements. Management, the first line of defense, is responsible for ensuring this expectation is met, with oversight from the second and third lines of defense, the risk and internal audit functions, respectively, of the Company. Recognizing that inadvertent violations may occur, risk management activities are established to promptly identify, analyze, and, if necessary, remediate compliance and regulatory issues to limit compliance risk exposure.

Legal Risk

Legal risk generally results from unidentified or unmitigated risks that could result in lawsuits or adverse judgments that negatively affect the operations or financial condition of the Company. Business practices must be executed, as well as products and services delivered, in a manner that is compliant with applicable laws, rules, regulations, and agreements to which we are a party. Corporate governance practices must be compliant with applicable legal requirements and aligned with market practices. The Board of Directors expects that we will perform business in a manner compliant with applicable laws, rules, regulations, and agreements and expects issues to be identified, analyzed, and remediated in a timely and complete manner.

MATERIAL CONTRACTUAL OBLIGATIONS, COMMITMENTS, AND CONTINGENT LIABILITIES

The following table presents our material fixed and determinable contractual obligations and significant commitments at December 31, 2025. Further discussion of each obligation or commitment is included in the referenced note to the consolidated financial statements.

| (dollars in thousands) | Note Reference | Payments Due In | | |
		One Year or Less	Over One Year	Total
Deposits without stated maturity		$ 45,427,171	$ —	$ 45,427,171
Time deposits	10	9,271,979	389,045	9,661,024
Securities sold under agreements to repurchase	11	261,366	—	261,366
Federal Home Loan Bank advances	12	2,405,000	3,832,375	6,237,375
Other borrowings	13	169,740	682,689	852,429

We are party to various derivative contracts as a means to manage the balance sheet and our related exposure to changes in interest rates, to manage our residential real estate loan origination and sale activity, and to provide derivative contracts to our clients. Since the derivative liabilities recorded on the balance sheet change frequently and do not represent the amounts that may ultimately be paid under these contracts, these liabilities are not included in the table of contractual obligations presented above. Further discussion of derivative instruments is included in Note 19 to the consolidated financial statements.

In the normal course of business, various legal actions and proceedings are pending against us and our affiliates which are incidental to the business in which they are engaged. Further discussion of contingent liabilities is included in Note 20 to the consolidated financial statements.

In addition, liabilities recorded under FASB ASC 740-10 (FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*) are not included in the table because the amount and timing of any cash payments cannot be reasonably estimated. Further discussion of income taxes and liabilities is included in Note 15 to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

Our most significant accounting policies are described in Note 1 to the consolidated financial statements. Certain of these accounting policies require management to use significant judgment and estimates, which can have a material impact on the carrying value of certain assets and liabilities. We consider these policies to be our critical accounting estimates. The judgment and assumptions made are based upon historical experience, future forecasts, or other factors that management believes to be reasonable under the circumstances. Because of the nature of the judgment and assumptions, actual results could differ from estimates, which could have a material effect on our financial condition and results of operations.

The following accounting policies materially affect our reported earnings and financial condition and require significant judgments and estimates. Management has reviewed these critical accounting estimates and related disclosures with our Audit Committee.

Business Combinations and Goodwill

- **Description.** For mergers and acquisitions, we are required to record the assets acquired, including identified intangible assets such as core deposit and customer trust relationship intangibles, and the liabilities assumed at their fair value. The difference between consideration and the net fair value of assets acquired is recorded as goodwill. Management uses significant estimates and assumptions to value such items, including projected cash flows, repayment rates, default rates and losses assuming default, discount rates, and realizable collateral values. The allowance for credit losses for PCD loans is recognized within acquisition accounting. The allowance for credit losses for non-PCD assets is recognized as provision for credit losses in the same reporting period as the merger or acquisition. Fair value adjustments are amortized or accreted into the income statement over the estimated life of the acquired assets or assumed liabilities. The purchase date valuations and any subsequent adjustments determine the amount of goodwill recognized in connection with the merger or acquisition. The use of different assumptions could produce significantly different valuation results, which could have material positive or negative effects on our results of operations. The carrying value of goodwill recorded must be reviewed for impairment on an annual basis, as well as on an interim basis if events or changes indicate that the asset might be impaired. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill.

- **Judgments and Uncertainties.** The determination of fair values is based on valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. In addition, we engage third party specialists to assist in the development of fair values. Preliminary estimates of fair values may be adjusted for a period of time subsequent to the merger or acquisition date if new information is obtained about facts and circumstances that existed as of the merger or acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Adjustments recorded during this period are recognized in the current reporting period. Management uses various valuation methodologies to estimate the fair value of these assets and liabilities, and often involves a significant degree of judgment, particularly when liquid markets do not exist for the particular item being valued. Examples of such items include loans, deposits, identifiable intangible assets, and certain other assets and liabilities.

- **Effect if Actual Results Differ From Assumptions.** Changes in these factors, as well as downturns in economic or business conditions, could have a significant adverse impact on the carrying value of assets, including goodwill and liabilities, which could result in impairment losses affecting our financial statements as a whole and our banking subsidiary in which the goodwill resides.

Allowance for Credit Losses on Loans

- **Description.** The allowance for credit losses on loans represents management's estimate of all expected credit losses over the expected contractual life of our loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods.

  The allowance for credit losses on loans, as reported in our consolidated statements of financial condition, is adjusted by an expense for credit losses, which is recognized in earnings, and reduced by the charge-off of loan amounts, net of recoveries.

- **Judgments and Uncertainties.** We utilize a discounted cashflow approach to determine the allowance for credit losses for performing loans and nonperforming loans. Expected cashflows are created for each loan and discounted using the effective yield method. The discounted sum of expected cashflows is then compared to the amortized cost and any shortfall is recorded as an allowance. Expected cashflows are created using a combination of contractual payment schedules, calculated PDs, LGD and prepayment assumptions as well as qualitative factors. For commercial and commercial real estate loans, the PD is forecasted using a regression model to determine the likelihood of a loan moving into nonaccrual within the time horizon. For residential and consumer loans, the PD is forecasted using a regression model to determine the likelihood of a loan being charged-off within the time horizon. The regression models use combinations of variables to assess systematic and unsystematic risk. Variables used for unsystematic risk are borrower specific and help to gauge the risk of default from an individual borrower. Variables for systematic risk, risk inherent to all borrowers, come from the use of forward-looking economic forecasts and include variables such as unemployment rate, gross domestic product, home price index, and the BBB ratio. The LGD is defined as credit loss incurred when an obligor of the bank defaults. Qualitative factors include items such as changes in lending policies or procedures and economic uncertainty in forward-looking forecasts.

- **Effect if Actual Results Differ From Assumptions.** The allowance represents management's best estimate, but significant downturns in circumstances relating to loan quality and economic conditions could result in a requirement for additional allowance. Likewise, an upturn in loan quality and improved economic conditions may allow a reduction in the required allowance. In either instance, unanticipated changes could have a significant impact on results of operations.

  One of the most significant judgments used in determining the allowance for credit losses is the macroeconomic forecast provided by a third party. The economic indices sourced from the macroeconomic forecast and used in projecting loss rates include the national unemployment rate, changes in home price index, changes in the United States gross domestic product, and changes in the BBB ratio. The economic index used in the calculation to which the calculation may be most sensitive is the national unemployment rate. Each reporting period, several macroeconomic forecast scenarios are considered by management. Management selects the macroeconomic forecast that is most reflective of expectations at that point in time. Changes in the macroeconomic forecast, especially for the national unemployment rate, could significantly impact the calculated estimated credit losses.

  The expense for credit loss recorded through earnings is the amount necessary to maintain the allowance for credit losses at the amount of expected credit losses inherent within the loans held for investment portfolio. The amount of expense and the corresponding level of allowance for credit losses on loans are based on our evaluation of the collectability of the loan portfolio based on historical loss experience, reasonable and supportable forecasts, and other significant qualitative and quantitative factors.

Derivative Financial Instruments

- **Description.** As part of our overall interest rate risk management, we use derivative instruments to reduce exposure to changes in interest rates and market prices for financial instruments. The application of the hedge accounting policy requires judgment in the assessment of hedge effectiveness, identification of similar hedged item groupings and measurement of changes in the fair value of derivative financial instruments and hedged items. To the extent hedging relationships are found to be effective, changes in fair value of the derivatives are offset by changes in the fair value of the related hedged item or recorded to other comprehensive income (loss). Management believes hedge effectiveness is evaluated properly in preparation of the financial statements. All of the derivative financial instruments we use have an active market and indications of fair value can be readily obtained. We are not using the "short-cut" method of accounting for any fair value derivatives.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. Old National's exposure is limited to the termination value of the contracts rather than the notional, principal, or contract amounts. There are provisions in our agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, we minimize credit risk through credit approvals, limits, and monitoring procedures.

- **Judgments and Uncertainties.** The application of the hedge accounting policy requires judgment in the assessment of hedge effectiveness, identification of similar hedged item groupings and measurement of changes in the fair value of derivative financial instruments and hedged items.

- **Effect if Actual Results Differ From Assumptions.** To the extent hedging relationships are found to be effective, changes in fair value of the derivatives are offset by changes in the fair value of the related hedged item or recorded to other comprehensive income (loss). However, if in the future the derivative financial instruments used by us no longer qualify for hedge accounting treatment, all changes in fair value of the derivative would flow through the consolidated statements of income in other noninterest income, resulting in greater volatility in our earnings.

Income Taxes

- **Description.** We are subject to the income tax laws of the U.S., its states, and the municipalities in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. We review income tax expense and the carrying value of deferred tax assets quarterly; and as new information becomes available, the balances are adjusted as appropriate. FASB ASC 740-10 (FIN 48) prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. See Note 15 to the consolidated financial statements for a further description of our provision and related income tax assets and liabilities.

- **Judgments and Uncertainties.** In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

- **Effect if Actual Results Differ From Assumptions.** Although management believes that the judgments and estimates used are reasonable, actual results could differ and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which reserves have been established or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would result in a reduction in our effective income tax rate in the period of resolution.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee and the Audit Committee has reviewed our disclosure relating to it in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations – Market Risk" of this Form 10-K is incorporated herein by reference in response to this item.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FORM 10-K

REPORT OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the financial statements and related financial information appearing in this Annual Report on Form 10-K. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States and include some amounts which are estimates based upon currently available information and management's judgment of current conditions and circumstances. Financial information throughout this Annual Report on Form 10-K is consistent with that in the financial statements.

Management maintains a system of internal accounting controls, which is believed to provide, in all material respects, reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized and recorded, and the financial records are reliable for preparing financial statements and maintaining accountability for assets. In addition, Old National has a Code of Business Conduct and Ethics, a Senior Financial and Executive Officer Code of Ethics, and Corporate Governance Guidelines that outline high levels of ethical business standards.

In order to monitor compliance with this system of controls, Old National maintains an extensive internal audit program. Internal audit reports are issued to appropriate officers and significant audit exceptions, if any, are reviewed with management and the Audit Committee of the Board of Directors.

The Board of Directors, through its Audit Committee comprised solely of independent directors, oversees management's discharge of its financial reporting responsibilities. The Audit Committee meets regularly with Old National's independent registered public accounting firm, Deloitte & Touche LLP, and managers responsible for financial reporting. During these meetings, the committee meets privately with the independent registered public accounting firm as well as with financial reporting and internal audit personnel to review accounting, auditing, and financial reporting matters. The appointment of the independent registered public accounting firm is made by the Audit Committee.

Our consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024, and 2023 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, whose report appears in this Annual Report on Form 10-K.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Old National is responsible for establishing and maintaining adequate internal control over financial reporting. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Old National's management assessed the effectiveness of Old National's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control - Integrated Framework*. Based on that assessment, Old National has concluded that, as of December 31, 2025, Old National's internal control over financial reporting is effective. Old National's independent registered public accounting firm has audited the effectiveness of Old National's internal control over financial reporting as of December 31, 2025 as stated in their report, which is included in Part II, Item 9A of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Old National Bancorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Old National Bancorp and subsidiaries ("Old National") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Old National as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), Old National 's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2026 expressed an unqualified opinion on Old National's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of Old National's management. Our responsibility is to express an opinion on Old National's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Old National in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans ("ACL") — Qualitative Factors — Refer to Note 1 and Note 4 of the Notes to Consolidated Financial Statements

Critical Audit Matter Description

Old National maintains the ACL as an estimate of expected credit losses over the expected contractual life of its loan portfolio. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

Old National utilizes a discounted cash flow ("DCF") approach with a probability of default ("PD") methodology for pools of loans with similar risk characteristics. The PD regression models use combinations of variables to assess systematic and unsystematic risk. Variables used for unsystematic risk are borrower specific and help to gauge the risk of default from an individual borrower. Variables for systematic risk, risk inherent to all borrowers, come from the use of forward-looking economic forecasts. The loss given default ("LGD") is defined as credit loss incurred when an obligor of the bank defaults.

Expected cash flows are created for each loan using reasonable and supportable forecasts and discounted using the loan's effective yield. The discounted sum of expected cash flows is then compared to the amortized cost and any shortfall is recorded as a component of the ACL. The quantitative allowance is adjusted by qualitative factors. Qualitative factors include items such as changes in lending policies or procedures and economic uncertainty in forward-looking forecasts.

At December 31, 2025, the key qualitative adjustments to the expected credit losses are associated with risks in the forecasted economic environment. These factors include the risk that macroeconomic forecasts of unemployment, gross domestic product, and the BBB ratio (BBB spread to the 10-Year U.S. Treasury rate) may prove to be more severe and/or prolonged than the baseline forecast due to a variety of considerations.

Considering the estimation and judgment in determining adjustments for such qualitative factors, our audit of the ACL and the related disclosures involved subjective judgment about the qualitative adjustments to the ACL.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the qualitative adjustments to the ACL included the following, among others:

- We tested the effectiveness of Old National's controls over the qualitative adjustments to the ACL
- We assessed the reasonableness of, and evaluated support for, key qualitative adjustments
- We tested the completeness and accuracy and evaluated the relevance of the key data used as inputs to the qualitative adjustment estimation process, including:
  ◦ Portfolio segment loan balances and other borrower-specific data
  ◦ Relevant macroeconomic indicators and data
- With the assistance of our credit specialists, we tested the mathematical accuracy of the ACL models used as the method for developing the qualitative adjustments

Acquisitions – Valuation of Acquired Loans — Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of Bremer Financial Corporation ("Bremer") on May 1, 2025, for total consideration of approximately $1.3 billion. The Company accounted for the acquisition under the acquisition method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair value as of the date of the acquisition, including loans receivable of $11.1 billion. Management estimated the fair value of loans using a discounted cash flow method.

Determining the fair value of loans receivable requires management to make significant estimates and assumptions including the selection of valuation methodology, estimation of future cash flows, and the determination of key assumptions such as discount rates. Auditing certain aspects of the fair value of loans receivable required a high degree of auditor judgment, and an increased extent of effort, including involving fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of acquired loans included the following, among others:

- We tested the design and operating effectiveness of controls over the valuation methodology used, including controls over significant assumptions such as discount rates used to calculate the present value of future cash flows
- We assessed the knowledge, skill, ability and objectivity of management's valuation specialist and evaluated the work performed
- With the assistance of our fair value specialists, we evaluated:
  - The mathematical accuracy of management's calculations
  - The reasonableness of the valuation methodology and
  - The reasonableness of key valuation assumptions such as discount rates. We developed a range of independent estimates and compared those to the rates selected by management.
- We tested the completeness and accuracy of the underlying loan data used in the valuation
- We considered any contradictory evidence that arose while performing our procedures, and whether or not this evidence was indicative of management bias

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 19, 2026

We have served as Old National's auditor since 2023.

OLD NATIONAL BANCORP
CONSOLIDATED BALANCE SHEETS

		December 31,	
(dollars and shares in thousands, except per share data)		2025	2024
Assets			
Cash and due from banks	$	591,645	$ 394,450
Money market and other interest-earning investments		1,234,532	833,518
Total cash and cash equivalents		1,826,177	1,227,968
Equity securities, at fair value		128,857	91,996
Investment securities - available-for-sale, at fair value (amortized cost $12,059,997 and $8,480,508, respectively)		11,384,450	7,458,459
Investment securities - held-to-maturity, at amortized cost (fair value $2,540,238 and $2,471,138, respectively)		2,895,488	2,954,881
Federal Home Loan Bank/Federal Reserve Bank stock, at cost		493,583	378,705
Loans held-for-sale, at fair value		52,911	34,483
Loans:			
Commercial		14,983,861	10,288,560
Commercial real estate		22,050,007	16,307,486
Residential real estate		8,467,496	6,797,586
Consumer		3,262,798	2,892,255
Total loans, net of unearned income		48,764,162	36,285,887
Allowance for credit losses on loans		(569,520)	(392,522)
Net loans		48,194,642	35,893,365
Premises and equipment, net		690,824	588,970
Goodwill		2,425,700	2,175,251
Other intangible assets		482,286	120,847
Company-owned life insurance		1,051,009	859,851
Accrued interest receivable and other assets		2,526,040	1,767,496
Total assets	$	72,151,967	$ 53,552,272
Liabilities			
Deposits:			
Noninterest-bearing demand	$	13,247,483	$ 9,399,019
Interest-bearing:			
Checking and NOW		10,740,919	8,040,331
Savings		4,909,138	4,753,279
Money market		16,529,631	11,875,192
Time deposits		9,661,024	6,755,739
Total deposits		55,088,195	40,823,560
Federal funds purchased and interbank borrowings		100,197	385
Securities sold under agreements to repurchase		261,366	268,975
Federal Home Loan Bank advances		6,237,375	4,452,559
Other borrowings		852,429	689,618
Accrued expenses and other liabilities		1,117,617	976,825
Total liabilities		63,657,179	47,211,922
Commitments and contingencies (Note 20)			
Shareholders' Equity			
Preferred stock, 2,000 shares authorized, 231 shares issued and outstanding		230,500	230,500
Common stock, no par value, $1.00 per share stated value, 600,000 shares authorized, 389,662 and 318,980 shares issued and outstanding, respectively		389,662	318,980
Capital surplus		5,944,533	4,570,865
Retained earnings		2,408,764	1,966,048
Accumulated other comprehensive income (loss), net of tax		(478,671)	(746,043)
Total shareholders' equity		8,494,788	6,340,350
Total liabilities and shareholders' equity	$	72,151,967	$ 53,552,272

The accompanying notes to consolidated financial statements are an integral part of these statements.

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
(dollars and shares in thousands, except per share data)	**2025**	**2024**	**2023**
Interest Income			
Loans including fees:			
Taxable	**$ 2,621,105**	$ 2,139,437	$ 1,815,390
Nontaxable	**67,445**	50,517	44,687
Investment securities:			
Taxable	**492,918**	323,703	263,210
Nontaxable	**40,161**	42,159	43,851
Money market and other interest-earning investments	**48,224**	45,835	39,683
Total interest income	**3,269,853**	2,601,651	2,206,821
Interest Expense			
Deposits	**953,217**	846,262	484,360
Federal funds purchased and interbank borrowings	**4,448**	3,262	11,412
Securities sold under agreements to repurchase	**2,568**	2,752	3,299
Federal Home Loan Bank advances	**214,856**	177,317	161,860
Other borrowings	**36,890**	41,275	42,737
Total interest expense	**1,211,979**	1,070,868	703,668
Net interest income	**2,057,874**	1,530,783	1,503,153
Provision for credit losses	**197,721**	110,619	58,887
Net interest income after provision for credit losses	**1,860,153**	1,420,164	1,444,266
Noninterest Income			
Wealth and investment services fees	**144,161**	116,791	107,784
Service charges on deposit accounts	**100,406**	78,175	71,945
Debit card and ATM fees	**49,288**	43,400	42,153
Mortgage banking revenue	**38,406**	26,237	16,319
Capital markets income	**37,329**	20,299	24,419
Company-owned life insurance	**26,670**	20,987	15,397
Debt securities gains (losses), net	**(37)**	(212)	(6,265)
Gain on sale of Visa Class B restricted shares	**—**	—	21,635
Other income	**70,308**	49,020	39,955
Total noninterest income	**466,531**	354,697	333,342
Noninterest Expense			
Salaries and employee benefits	**749,013**	603,095	546,364
Occupancy	**129,170**	110,429	106,676
Equipment	**48,354**	36,588	32,163
Marketing	**55,210**	45,607	39,511
Technology	**120,476**	88,797	80,343
Communication	**23,616**	17,337	16,980
Professional fees	**61,902**	35,291	27,335
FDIC assessment	**48,394**	44,681	56,730
Amortization of intangibles	**78,660**	27,528	24,155
Amortization of tax credit investments	**26,118**	13,329	15,367
Other expense	**144,378**	71,741	80,682
Total noninterest expense	**1,485,291**	1,094,423	1,026,306
Income before income taxes	**841,393**	680,438	751,302
Income tax expense	**172,136**	141,250	169,310
Net income	**669,257**	539,188	581,992
Preferred dividends	**(16,135)**	(16,135)	(16,135)
Net income applicable to common shareholders	**$ 653,122**	$ 523,053	$ 565,857
Net income per common share - basic	**$ 1.80**	$ 1.69	$ 1.95
Net income per common share - diluted	**1.79**	1.68	1.94
Weighted average number of common shares outstanding - basic	**363,513**	309,499	290,748
Weighted average number of common shares outstanding - diluted	**365,464**	311,001	291,855
Dividends per common share	**$ 0.56**	$ 0.56	$ 0.56

The accompanying notes to consolidated financial statements are an integral part of these statements.

75

FORM 10-K

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years Ended December 31,				
(dollars in thousands)		**2025**		2024		2023
Net income	$	**669,257**	$	539,188	$	581,992
Other comprehensive income (loss):						
Change in debt securities available-for-sale:						
Unrealized holding gains (losses) for the period		**320,063**		(21,205)		(31,355)
Reclassification adjustment for securities (gains) losses realized in income		**37**		212		6,265
Income tax effect		**(80,473)**		5,448		14,918
Unrealized gains (losses) on available-for-sale debt securities		**239,627**		(15,545)		(10,172)
Change in securities held-to-maturity:						
Amortization of unrecognized losses on securities transferred from available-for-sale		**15,855**		17,664		21,239
Income tax effect		**(4,025)**		(4,486)		(4,047)
Changes from securities held-to-maturity		**11,830**		13,178		17,192
Change in hedges:						
Net unrealized derivative gains (losses) on hedges		**10,961**		(24,192)		69,276
Reclassification adjustment for (gains) losses realized in net income		**10,505**		17,628		(15,067)
Income tax effect		**(5,551)**		1,697		(13,479)
Changes from hedges		**15,915**		(4,867)		40,730
Change in defined benefit pension plans:						
Amortization of net (gains) losses recognized in income		**—**		—		(182)
Income tax effect		**—**		—		45
Changes from defined benefit pension plans		**—**		—		(137)
Other comprehensive income (loss), net of tax		**267,372**		(7,234)		47,613
Comprehensive income (loss)	$	**936,629**	$	531,954	$	629,605

The accompanying notes to consolidated financial statements are an integral part of these statements.

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands, except per share data)	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2022	$ 230,500	$ 292,903	$ 4,174,265	$ 1,217,349	$ (786,422)	$ 5,128,595
Net income	—	—	—	581,992	—	581,992
Other comprehensive income	—	—	—	—	47,613	47,613
Cash dividends:						
Common ($0.56 per share)	—	—	—	(163,895)	—	(163,895)
Preferred ($70.00 per share)	—	—	—	(16,135)	—	(16,135)
Common stock issued for Employee Stock Purchase Plan ("ESPP")	—	75	1,001	—	—	1,076
Common stock repurchased	—	(2,640)	(41,668)	—	—	(44,308)
Share-based compensation expense	—	—	27,910	—	—	27,910
Stock activity under incentive compensation plans	—	2,317	(1,584)	(681)	—	52
Balance, December 31, 2023	230,500	292,655	4,159,924	1,618,630	(738,809)	5,562,900
Net income	—	—	—	539,188	—	539,188
Other comprehensive loss	—	—	—	—	(7,234)	(7,234)
Acquisition of CapStar Financial Holdings, Inc.	—	24,014	393,584	—	—	417,598
Cash dividends:						
Common ($0.56 per share)	—	—	—	(175,028)	—	(175,028)
Preferred ($70.00 per share)	—	—	—	(16,135)	—	(16,135)
Common stock issued for ESPP	—	62	972	—	—	1,034
Common stock repurchased	—	(533)	(8,351)	—	—	(8,884)
Share-based compensation expense	—	—	32,283	—	—	32,283
Stock activity under incentive compensation plans	—	2,782	(7,547)	(607)	—	(5,372)
Balance, December 31, 2024	**230,500**	**318,980**	**4,570,865**	**1,966,048**	**(746,043)**	**6,340,350**
Net income	—	—	—	669,257	—	669,257
Other comprehensive income	—	—	—	—	267,372	267,372
Acquisition of Bremer Financial Corporation	—	50,183	983,079	—	—	1,033,262
Cash dividends:						
Common ($0.56 per share)	—	—	—	(208,982)	—	(208,982)
Preferred ($70.00 per share)	—	—	—	(16,135)	—	(16,135)
Common stock issued:						
ESPP	—	53	1,036	—	—	1,089
Forward sale agreements	—	21,905	421,331	—	—	443,236
Common stock repurchased	—	(3,241)	(68,558)	—	—	(71,799)
Share-based compensation expense	—	—	38,214	—	—	38,214
Stock activity under incentive compensation plans	—	1,782	(1,434)	(1,424)	—	(1,076)
Balance, December 31, 2025	$ 230,500	$ 389,662	$ 5,944,533	$ 2,408,764	$ (478,671)	$ 8,494,788

The accompanying notes to consolidated financial statements are an integral part of these statements.

FORM 10-K

OLD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)	Years Ended December 31, 2025	2024	2023
Cash Flows From Operating Activities			
Net income	$ 669,257	$ 539,188	$ 581,992
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	44,943	38,104	38,180
Amortization of other intangible assets	78,660	27,528	24,155
Amortization of tax credit investments	26,118	13,329	15,367
Net (discount accretion) premium amortization	(140,610)	(33,073)	(14,775)
Share-based compensation expense	38,214	32,283	27,910
Provision for credit losses	197,721	110,619	58,887
Debt securities (gains) losses, net	37	212	6,265
Gain on sale of Visa Class B restricted shares	—	—	(21,635)
Net (gains) losses on sales of loans and other assets	(11,271)	(7,778)	(3,074)
Increase in cash surrender value of company-owned life insurance	(26,670)	(20,987)	(15,397)
Residential real estate loans originated for sale	(1,217,430)	(889,812)	(473,478)
Proceeds from sales of residential real estate loans	1,221,488	902,873	472,537
(Increase) decrease in interest receivable	(61,389)	4,062	(34,637)
(Increase) decrease in other assets	33,250	(54,023)	(66,070)
Increase (decrease) in accrued expenses and other liabilities	(170,846)	(40,241)	(79,885)
Net cash flows provided by (used in) operating activities	681,472	622,284	516,342
Cash Flows From Investing Activities			
Cash received from merger, net	135,124	177,791	—
Purchases of investment securities available-for-sale	(4,636,828)	(1,842,045)	(1,084,416)
Purchases of investment securities held-to-maturity	—	—	(1,941)
Purchases of Federal Home Loan Bank/Federal Reserve Bank stock	(93,327)	(13,129)	(99,158)
Purchases of equity securities	(7,723)	(7,244)	(28,408)
Proceeds from maturities, prepayments, and calls of investment securities available-for-sale	1,796,946	1,081,567	1,066,266
Proceeds from sales of investment securities available-for-sale	2,082,053	300,617	96,506
Proceeds from maturities, prepayments, and calls of investment securities held-to-maturity	71,937	72,916	94,511
Proceeds from sales of Federal Home Loan Bank/Federal Reserve Bank stock	72,373	14,438	47,738
Proceeds from sales of equity securities	6,004	3,080	24,636
Loan originations and payments, net	(1,332,344)	(1,215,292)	(2,673,593)
Proceeds from sales of commercial loans	95,298	63,434	757,593
Proceeds from company-owned life insurance death benefits	17,377	20,583	16,252
Proceeds from sale of premises and equipment and other assets	2,368	1,585	3,513
Purchases of premises and equipment and other assets	(44,064)	(30,269)	(38,375)
Net cash flows provided by (used in) investing activities	(1,834,806)	(1,371,968)	(1,818,876)
Cash Flows From Financing Activities			
Net increase (decrease) in:			
Deposits	1,402,277	1,028,256	2,234,350
Federal funds purchased and interbank borrowings	99,812	(5)	(581,099)
Securities sold under agreements to repurchase	(56,740)	(16,231)	(147,598)
Other borrowings	(47,130)	(110,170)	16,938
Payments for maturities of Federal Home Loan Bank advances	(2,520,285)	(1,300,243)	(2,250,149)
Proceeds from Federal Home Loan Bank advances	2,726,200	1,400,000	2,700,000
Cash dividends paid	(225,117)	(191,163)	(180,030)
Common stock repurchased	(71,799)	(8,884)	(44,308)
Common stock issued for ESPP	1,089	1,034	1,076
Common stock issued for forward sale agreements	443,236	—	—
Net cash flows provided by (used in) financing activities	1,751,543	802,594	1,749,180
Net increase (decrease) in cash and cash equivalents	598,209	52,910	446,646
Cash and cash equivalents at beginning of period	1,227,968	1,175,058	728,412
Cash and cash equivalents at end of period	$ 1,826,177	$ 1,227,968	$ 1,175,058

The accompanying notes to consolidated financial statements are an integral part of these statements.

OLD NATIONAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF OPERATIONS

Old National Bancorp, the financial holding company of Old National Bank, our wholly owned banking subsidiary, is headquartered in Evansville, Indiana with commercial and consumer banking operations headquartered in Chicago, Illinois. Through Old National Bank and non-bank affiliates, Old National Bancorp provides a wide range of services to its clients throughout the Midwest and Southeast regions of the United States and elsewhere, including commercial and consumer loan and depository services, private banking, capital markets, brokerage, wealth management, trust, investment advisory, and other traditional banking services.

NOTE 1 – BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Old National Bancorp and its wholly owned subsidiaries (hereinafter collectively referred to as "Old National") and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and prevailing practices within the banking industry. Such principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation. Such reclassifications had no effect on prior year net income or shareholders' equity and were insignificant amounts.

Equity Securities

Equity securities consist of mutual funds for Community Reinvestment Act qualified investments and diversified investment securities held in a grantor trust for participants in the Company's nonqualified deferred compensation plan. Equity securities are recorded at fair value with changes in fair value recognized in other income.

Investment Securities

Old National classifies debt investment securities as available-for-sale or held-to-maturity on the date of purchase. Debt securities classified as available-for-sale are recorded at fair value with the unrealized gains and losses recorded in other comprehensive income (loss), net of tax. Realized gains and losses affect income and the prior fair value adjustments are reclassified within shareholders' equity. Debt securities classified as held-to-maturity, which management has the intent and ability to hold to maturity, are reported at amortized cost. Interest income includes amortization of purchase premiums or discounts. Premiums and discounts are amortized on the level-yield method. Anticipated prepayments are considered when amortizing premiums and discounts on mortgage-backed securities. Gains and losses on the sale of available-for-sale debt securities are determined using the specific-identification method.

Available-for-sale securities in unrealized loss positions are evaluated at least quarterly to determine if a decline in fair value should be recorded through income or other comprehensive income (loss). For available-for-sale securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security, before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale securities that do not meet the criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security and the issuer, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis. Any decline in fair value that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss), net of applicable taxes. Accrued interest receivable on the securities portfolio is excluded from the estimate of credit losses.

Federal Home Loan Bank/Federal Reserve Bank Stock

Old National is a member of the Federal Home Loan Bank ("FHLB") system and its regional Federal Reserve Bank. Members are required to own a certain amount of stock based on the level of borrowings and other factors. FHLB and Federal Reserve Bank stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans Held-for-Sale

Loans that Old National has originated with an intent to sell are classified as loans held-for-sale and are recorded at fair value, determined individually, as of the balance sheet date. The loan's fair value includes the servicing value of the loans as well as any accrued interest. Conventional mortgage production is sold with servicing rights retained. Certain loans, such as government guaranteed mortgage loans are sold on servicing released basis.

Loans

Loans that Old National intends to hold are classified as held for investment. Loans held for investment are carried at the principal balance outstanding, net of earned interest, purchase premiums or discounts, deferred loan fees and costs, and an allowance for credit losses. Interest income is accrued on the principal balances of loans outstanding. For all loan classes, a loan is generally placed on nonaccrual status when principal or interest becomes 90 days past due unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collectability of principal or interest. Interest accrued but not received is reversed against earnings. Cash interest received on these loans is applied to the principal balance until the principal is recovered or until the loan returns to accrual status. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current, remain current for a prescribed period, and future payments are reasonably assured.

Old National has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. Evidence of credit deterioration was evaluated using various indicators, such as past due and nonaccrual status, as well as asset quality rating ("AQR"). Purchased credit deteriorated ("PCD") loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and initial allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is accreted or amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses.

Any loans that are modified are reviewed by Old National to determine if the loan should be classified as a financial difficulty modification, which is when Old National modifies a loan related to a borrower experiencing financial difficulties. Terms may be modified to fit the ability of the borrower to repay in line with its current financial status. The modification of the terms of such loans includes one or a combination of the following: a reduction of the stated interest rate of the loan, an extension of the maturity date, a permanent reduction of the recorded investment of the loan, or an other-than-insignificant payment delay.

Allowance for Credit Losses on Loans

Credit quality within the loans held for investment portfolio is continuously monitored by management and is reflected within the allowance for credit losses on loans. The allowance for credit losses is an estimate of expected losses inherent within the Company's loans held for investment portfolio. Credit quality is assessed and monitored by evaluating various attributes and the results of those evaluations are utilized in underwriting new loans and in our process for estimating expected credit losses. Expected credit loss inherent in non-cancelable off-balance-sheet credit exposures (unfunded loan commitments) is accounted for as a separate liability included in other liabilities on the balance sheet. The allowance for credit losses on loans held for investment and unfunded loan commitments is adjusted by a credit loss expense, which is reported in earnings, and reduced by the charge-off of loan amounts, net of recoveries. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit loss estimation process involves procedures to consider the unique characteristics of our loan portfolio segments. These segments are further disaggregated into loan classes based on the level at which credit risk of the loan is monitored. When computing the level of expected credit losses, credit loss assumptions are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. In future periods, evaluations of the overall loan portfolio, in light of the factors and forecasts then prevailing, may result in significant changes in the allowance and credit loss expense in those future periods.

The allowance level is influenced by loan volumes, loan AQR migration or delinquency status, changes in historical loss experience, and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions. The methodology for estimating the amount of expected credit losses reported in the allowance for credit losses on loans has two basic components: first, an asset-specific component involving individual loans that do not share risk characteristics with other loans and the measurement of expected credit losses for such individual loans; and second, a pooled component for estimated expected credit losses for pools of loans that share similar risk characteristics.

We utilize a discounted cashflow approach to determine the allowance for credit losses for performing loans and nonperforming loans. Expected cashflows are created for each loan and discounted using the effective yield method. The discounted sum of expected cashflows is then compared to the amortized cost and any shortfall is recorded as an allowance. Expected cashflows are created using a combination of contractual payment schedules, calculated probability of default ("PD"), loss given default ("LGD"), and prepayment assumptions as well as qualitative factors. For commercial and commercial real estate loans, the PD is forecasted using a regression model to determine the likelihood of a loan moving into nonaccrual within the time horizon. For residential and consumer loans, the PD is forecasted using a regression model to determine the likelihood of a loan being charged-off within the time horizon. The regression models use combinations of variables to assess systematic and unsystematic risk. Variables used for unsystematic risk are borrower specific and help to gauge the risk of default from an individual borrower. Variables for systematic risk, risk inherent to all borrowers, come from the use of forward-looking economic forecasts and include variables such as unemployment rate, gross domestic product, and home price index. The LGD is defined as credit loss incurred when an obligor of the bank defaults. Qualitative factors include items such as changes in lending policies or procedures and economic uncertainty in forward-looking forecasts.

Further information regarding Old National's policies and methodology used to estimate the allowance for credit losses on loans is presented in Note 4 to the consolidated financial statements.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Land is stated at cost. Depreciation is charged to operating expense over the useful lives of the assets, principally on the straight-line method. Useful lives for premises and equipment are as follows: buildings and building improvements – 10 to 39 years; and furniture and equipment – 3 to 7 years. Leasehold improvements are depreciated over the lesser of their useful lives or the term of the lease. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Interest costs on construction of qualifying assets are capitalized.

Premises and equipment are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are adjusted to fair value. Such impairments are included in other expense.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is determined as the excess of the cost of acquired entities over the fair value of identifiable assets acquired less liabilities assumed as of the merger or acquisition date. Amortization of goodwill and indefinite-lived assets is not recorded. However, the recoverability of goodwill and other intangible assets are tested for impairment at least annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. Other intangible assets, including core deposits and customer business relationships, are amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of 5 to 15 years.

Company-Owned Life Insurance

Old National has purchased, as well as obtained through mergers and acquisitions, life insurance policies on certain key executives. Old National records company-owned life insurance at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Loan Servicing Rights

When loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sales of loans. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are included in other assets on the balance sheet.

Loan servicing rights are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type, term, and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If Old National later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with mortgage banking revenue on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. Servicing fee income, which is reported on the income statement as mortgage banking revenue, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned.

Derivative Financial Instruments

As part of Old National's overall interest rate risk management, Old National uses derivative instruments, including interest rate swaps, collars, and floors. All derivative instruments are recognized on the balance sheet at their fair value. At the inception of the derivative contract, Old National designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the change in value of the derivative, as well as the offsetting change in value of the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For a cash flow hedge, the gain or loss on the derivative is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, in noninterest income.

Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

Old National formally documents all relationships between derivatives and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Old National also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items. Old National discontinues hedge accounting prospectively when it is determined that (1) the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (2) the derivative expires, is sold, or terminated; (3) the derivative instrument is de-designated as a hedge because the forecasted transaction is no longer probable of occurring; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction is still expected to occur, changes in value that were accumulated in other comprehensive income (loss) are amortized or accreted into earnings over the same periods which the hedged transactions will affect earnings.

Old National enters into various stand-alone mortgage-banking derivatives in order to hedge the risk associated with the fluctuation of interest rates. Changes in fair value are recorded as mortgage banking revenue. Old National also enters into various stand-alone derivative contracts to provide derivative products to clients, which are carried at fair value with changes in fair value recorded as other noninterest income.

Old National is exposed to losses if a counterparty fails to make its payments under a contract in which Old National is in the net receiving position. Old National anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. In addition, Old National obtains collateral above certain thresholds of the fair value of its hedges for each counterparty based upon their credit standing. All of the contracts to which Old National is a party settle monthly, quarterly, or semiannually. Further, Old National has netting agreements with the dealers with which it does business.

Credit-Related Financial Instruments

In the ordinary course of business, Old National's bank subsidiary has entered into credit-related financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. The notional amount of these commitments is not reflected in the consolidated financial statements until they are funded. Old National maintains an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet and is adjusted as a provision for unfunded loan commitments included in the provision for credit losses.

Repossessed Collateral

Other real estate owned and repossessed personal property are initially recorded at the fair value of the property less estimated cost to sell and are included in other assets on the balance sheet. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through the completion of a deed in lieu of foreclosure or through a similar legal agreement. Any excess recorded investment over the fair value of the property received is charged to the allowance for credit losses. Any subsequent write-downs are recorded in noninterest expense, as are the costs of operating the properties. Gains or losses resulting from the sale of collateral are recognized in noninterest expense at the date of sale.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

We purchase certain securities, generally U.S. government-sponsored entity and agency securities, under agreements to resell. The amounts advanced under these agreements represent short-term secured loans and are reflected as assets in the accompanying consolidated balance sheets. We also sell certain securities under agreements to repurchase. These agreements are treated as collateralized financing transactions. These secured borrowings are reflected as liabilities in the accompanying consolidated balance sheets and are recorded at the amount of cash received in connection with the transaction. Short-term securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements can be repledged by the secured party. Additional collateral may be required based on the fair value of the underlying securities.

Share-Based Compensation

Compensation cost is recognized for stock options, stock appreciation rights, and restricted stock awards and units issued to employees based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options and appreciation rights, while the market price of our Common Stock at the date of grant is used for restricted stock awards. The market price of our Common Stock at the date of grant less the present value of dividends expected to be paid during the performance period is used for restricted stock units where the performance measure is based on an internal performance measure. A third-party provider is used to value certain restricted stock units where the performance measure is based on total shareholder return. Compensation expense is recognized over the required service period. Forfeitures are recognized as they occur.

FDIC Special Assessment

On November 16, 2023, the Federal Deposit Insurance Corporation ("FDIC") finalized a rule that imposes special assessments to recover the losses to the Deposit Insurance Fund ("DIF") resulting from the FDIC's use, in March 2023, of the systemic risk exception to the least-cost resolution test under the Federal Deposit Insurance Act in connection with the receiverships of Silicon Valley Bank and Signature Bank. The FDIC estimated in approving the rule that those assessed losses total approximately $16.3 billion. The rule provides that this loss estimate will be periodically adjusted, which will affect the amount of the special assessment. Under the rule, the assessment base is the estimated uninsured deposits that an insured depository institution ("IDI") reported in its December 31, 2022 Call Report, excluding the first $5 billion in estimated uninsured deposits. The special assessments were to be collected at an annual rate of approximately 13.4 basis points per year (3.36 basis points per quarter) over eight quarters in 2024 and 2025, with the first assessment period beginning January 1, 2024. In December 2025, the FDIC reduced the rate at which the assessment is collected for the eighth quarter of the collection period, with an invoice payment date of March 30, 2026, from 3.36 basis points to 2.97 basis points. The special assessments are tax deductible. The total of the special assessments for Old National Bank was estimated at $19.1 million, and such amount was recorded within FDIC assessment expense in the year ended December 31, 2023. Old National recorded an additional $3.0 million within FDIC assessment expense for this special assessment in the year ended December 31, 2024. During the year ended December 31, 2025, Old National reduced the previously accrued FDIC special assessment by $3.0 million as the FDIC continues to adjust and refine its estimate of assessed losses.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

We recognize a tax position as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

We recognize interest and/or penalties related to income tax matters in income tax expense.

Old National is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved qualified affordable housing, renewable energy, or other renovation or community revitalization projects. These investments are included in other assets on the balance sheet, with any unfunded commitments included with other liabilities. Certain of these assets qualify for the proportional amortization method and are amortized over the period that Old National expects to receive the tax credits, with the expense included within income tax expense on the consolidated statements of income. The other investments are accounted for under the equity or consolidation method, with the expense included within noninterest expense on the consolidated statements of income. All of our tax credit investments are evaluated for impairment at the end of each reporting period.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. See Note 20 to the consolidated financial statements for further disclosure.

Cash Equivalents and Cash Flows

For the purpose of presentation in the accompanying consolidated statement of cash flows, cash and cash equivalents are defined as cash, due from banks, federal funds sold and resell agreements, and money market investments, which have maturities less than 90 days. Cash flows from loans, either originated or acquired, are classified at that time according to management's intent to either sell or hold the loan for the foreseeable future. When management's intent is to sell the loan, the cash flows of that loan are presented as operating cash flows.

When management's intent is to hold the loan for the foreseeable future, the cash flows of that loan are presented as investing cash flows.

The following table summarizes supplemental cash flow information:

	Years Ended December 31,		
(dollars in thousands)	2025	2024	2023
Cash payments:			
Interest	$ 1,239,737	$ 1,066,609	$ 666,121
Income taxes, net of refunds	154,293	100,576	190,303
Noncash Investing and Financing Activities:			
Transfer of premises and equipment to assets held-for-sale	(3,588)	—	—
Operating lease right-of-use assets obtained in exchange for lease obligations	56,969	22,494	20,260
Finance lease right-of-use assets obtained in exchange for lease obligations	9,979	10,073	10,019

Old National issued 50.2 million shares of Common Stock in conjunction with the acquisition of Bremer Financial Corporation ("Bremer") in May of 2025, adding $1.0 billion in shareholders' equity.

Old National issued 24.0 million shares of Common Stock in conjunction with the acquisition of CapStar Financial Holdings, Inc. ("CapStar") in April of 2024, adding $417.6 million in shareholders' equity.

Business Combinations

Old National accounts for business combinations using the acquisition method of accounting. The accounts of an acquired entity are included as of the date of merger or acquisition, and any excess of purchase price over the fair value of the net assets acquired is capitalized as goodwill. Alternatively, a gain is recorded if the fair value of the net assets acquired exceeds the purchase price. Old National typically issues Common Stock and/or pays cash for a merger or acquisition, depending on the terms of the agreement. The value of Common Stock issued is determined based on the market price of the stock as of the closing of the merger or acquisition. Merger and acquisition costs are expensed when incurred.

Revenue From Contracts With Customers

Old National's revenue from contracts with customers in the scope of Accounting Standards Codification ("ASC") 606 is recognized within noninterest income. A description of the Company's significant revenue streams accounted for under ASC 606 follows:

Wealth and investment services fees: Old National earns wealth management fees based upon asset custody and investment management services provided to individual and institutional customers. Most of these customers receive monthly or quarterly billings for services rendered based upon the market value of assets in custody. Fees that are transaction based are recognized at the point in time that the transaction is executed. Investment product fees are the commissions and fees received from third-party registered broker/dealers and investment advisers that provide those services to Old National customers. Old National acts as an agent in arranging the relationship between the customer and the third-party service provider. These fees are recognized monthly from the third-party broker based upon services already performed, net of the processing fees charged to Old National by the broker.

Service charges on deposit accounts: Old National earns fees from deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees and overdraft fees are recognized at a point in time, since the customer generally has a right to cancel the depository arrangement at any time. The arrangement is considered a day-to-day contract with ongoing renewals and optional purchases, so the duration of the contract does not extend beyond the services already performed. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which Old National satisfies its performance obligation.

Debit card and automated teller machine ("ATM") fees: Debit card and ATM fees include ATM usage fees and debit card interchange income. As with the transaction-based fees on deposit accounts, the ATM fees are recognized at the point in time that Old National fulfills the customer's request. Old National earns interchange fees from cardholder transactions processed through card association networks. Interchange rates are generally set by the card associations based upon purchase volumes and other factors. Interchange fees represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Impact of Accounting Changes

Accounting Guidance Adopted in 2025

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740 – In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. Among other things, these amendments require that public business entities on an annual basis disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). In addition, the ASU requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts are equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments in this ASU are effective for annual periods beginning after December 15, 2024. The adoption of this guidance on January 1, 2025 did not have a material impact on the consolidated financial statements.

Accounting Guidance Pending Adoption

FASB ASC 220 – In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This ASU requires public business entities to disclose specified information about certain costs and expenses in the notes to financial statements at each interim and annual reporting period. Specifically, public business entities will be required to disclose the amounts of (a) purchases of inventory; (b) employee compensation; (c) depreciation; (d) intangible asset amortization; and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. Within the same tabular disclosure, an entity must disclose certain expense, gain, or loss amounts that are already required under current GAAP. Further, an entity must disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. In addition, an entity must disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments in this ASU are effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Old National is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

FASB ASC 470 – In November 2024, the FASB issued ASU 2024-04, *Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*. This ASU clarifies requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. The amendments in this ASU are effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Old National does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

FASB ASC 805 and 810 – In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*. The ASU revises the guidance in ASC 805 to clarify that, in determining the accounting acquirer in "a business combination that is effected primarily by exchanging equity interests in which a VIE is acquired," an entity would be required to consider the factors in ASC 805-10-55-12 through 55-15. Previously, the accounting acquirer in such transactions was always the primary beneficiary. The amendments in this ASU are effective for annual periods beginning after December 15, 2026, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. Old National is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

FASB ASC 718 and 606 – In May 2025, the FASB issued ASU 2025-04, *Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer*. The ASU is intended to reduce diversity in practice and improve existing guidance, primarily by revising the definition of a "performance condition" and eliminating a forfeiture policy election for service conditions associated with share-based consideration payable to a customer. In addition, the ASU clarifies that the guidance in ASC 606 on the variable consideration constraint does not apply to share-based consideration payable to a customer regardless of whether an award's grant date has occurred (as determined under ASC 718). The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted. Old National is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

FASB ASC 326 – In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* The amendments in this update introduce a practical expedient for all entities and an accounting policy election that is available to all entities other than public business entities related to applying ASC 326-20 to simplify the measurement of credit losses on current accounts receivable and current contract assets that occur from transactions accounted for under ASC 606. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Old National does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

FASB ASC 350 – In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.* The ASU revises ASC 350-40 to clarify and modernize the accounting and disclosure requirements for software costs. The new update eliminates ASC 350-50, which previously addressed website development costs, and incorporated its relevant guidance into ASC 350-40. The ASU refines ASC 350-40, but it does not entirely integrate the accounting approach for internal-use software with that for externally sold software under ASC 985-20. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. Old National is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

FASB ASC 326 – In November 2025, the FASB issued ASU 2025-08, *Financial Instruments - Credit Losses (Topic 326): Purchased Loans.* The ASU revises Topic 326 to simplify and improve the accounting for acquired financial assets. The update expands the application of the gross-up approach to include purchased seasoned loans, eliminating the complexity and inconsistency created by having separate models for PCD and non-PCD assets. Under the new guidance, the initial allowance for credit losses is added to the amortized cost basis rather than recorded as a Day 1 provision expense. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. Old National is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

FASB ASC 815 – In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements.* The ASU introduces clarifications to Topic 815 building on improvements from ASU 2017-12, and addresses challenges arising from the global reference rate reform (i.e., the LIBOR transition). The new guidance aims to reduce complexity in applying hedge accounting to transactions tied to an entity's risk management activities and promotes consistency in accounting for forecasted transactions, interest rate flexibility, and nonfinancial components. The update expands eligibility for hedge accounting by allowing groups of forecasted transactions with similar risk exposures, provides guidance for hedging interest payments on debt with selectable interest rate indexes, clarifies hedging of specified components of nonfinancial assets, and eases restrictions related to net written options and certain compound derivatives. It also resolves presentation mismatches for certain foreign currency hedging relationships. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. Old National is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

FASB ASC 270 – In December 2025, the FASB issued ASU 2025-11, *Narrow-Scope Improvements.* The ASU revises Topic 270 to clarify and streamline interim reporting requirements under GAAP. The update introduces a comprehensive list of interim disclosures required under GAAP and incorporates a disclosure principle that requires disclosures at interim periods when an event or change that has a material effect on an entity has occurred since the previous year end. While the amendments refine the guidance and improve navigability, they do not expand or reduce existing disclosure requirements. The ASU clarifies and improves the guidance on interim financial reporting in ASC 270 to make it easier for preparers and users of financial statements to navigate current GAAP requirements without changing the fundamental nature or scope of interim reporting requirements. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. Old National is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

FASB ASU 2025-12 – In December 2025, the FASB issued ASU 2025-12, *Codification Improvements*. The ASU issues guidance to clarify, correct errors in or make minor improvements to a broad range of topics, including EPS, leases, beneficial interests, treasury stock, and revenue guidance. The guidance is part of the FASB's ongoing codification improvements project to make technical corrections, clarifications, and other incremental improvements to GAAP. The amendments, among other things, clarify the guidance in ASC 260 on how to calculate diluted earnings per share when an entity has a loss from continuing operations and a contract that may be settled in stock or cash that is reported as an asset or liability for accounting purposes. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. Old National is currently evaluating the impact of adopting this guidance on the consolidated financial statements.

NOTE 2 – MERGER, ACQUISITION, AND DIVESTITURE ACTIVITY

Acquisitions

Bremer Financial Corporation

On May 1, 2025, Old National completed its acquisition of Bremer and its wholly owned subsidiary, Bremer Bank, National Association. Pursuant to the terms of the merger agreement, each outstanding share of Bremer common stock was converted into the right to receive (i) $26.22 in cash without interest, (ii) 4.182 shares of Old National common stock and (iii) cash in lieu of fractional shares.

In addition, on November 25, 2024, Old National entered into a forward sale agreement with Citibank, N.A. (the "Forward Purchaser") to issue 19,047,619 shares of Old National common stock for an aggregate offering amount of $400.0 million and entered into an underwriting agreement with Citigroup Global Markets Inc., as representative for the underwriters named therein (collectively, the "Underwriters") and as forward seller (the "Forward Seller"), and the Forward Purchaser. The Underwriters were also granted a 30-day option to purchase up to an additional 2,857,143 shares of Old National common stock. On November 25, 2024, the Underwriters exercised this option in full, upon which Old National entered into an additional forward sale agreement to issue 2,857,143 shares of Old National common stock. Old National physically settled in full the forward sale agreements on May 23, 2025 by delivering 21,904,762 shares of Old National common stock to the Forward Purchaser. Old National received net proceeds from such sale of shares of Old National common stock and full physical settlement of the forward sale agreements of $443.2 million.

The assets acquired and liabilities assumed in the Company's acquisition of Bremer, both intangible and tangible, were recorded at their estimated fair values as of the merger date and have been accounted for under the acquisition method of accounting. The following table presents the preliminary valuation of the assets acquired and liabilities assumed and the fair value of consideration as of the merger date and also includes certain reclassifications to conform to the current presentation in the Consolidated Balance Sheet:

(dollars and shares in thousands)		May 1, 2025
Assets		
Cash and cash equivalents	$	449,757
Equity securities		26,070
Investment securities		2,811,108
FHLB/Federal Reserve Bank stock		93,924
Loans held-for-sale		9,883
Loans, net of allowance for credit losses		11,110,423
Premises and equipment		99,965
Goodwill		250,449
Other intangible assets		440,099
Company-owned life insurance		181,909
Other assets		797,460
Total assets	$	16,271,047
Liabilities		
Deposits	$	12,862,357
Securities sold under agreements to repurchase		49,131
Federal Home Loan Bank advances		1,559,227
Other borrowings		205,194
Accrued expenses and other liabilities		247,243
Total liabilities	$	14,923,152
Fair value of consideration		
Common stock (50,183 shares issued at $20.59 per share)	$	1,033,262
Cash		314,633
Total consideration	$	1,347,895

Goodwill related to this merger will not be deductible for tax purposes.

Other intangible assets acquired included core deposit intangibles and customer relationship intangibles. The estimated fair value of the core deposit intangible was $397.1 million and is being amortized over an estimated useful life of 10 years. The estimated fair value of the customer relationship intangibles was $43.0 million and is being amortized over an estimated useful life of 12 years.

The fair value of PCD assets was $1.9 billion on the date of merger. The gross contractual amounts receivable relating to the PCD assets was $2.1 billion. Old National estimates, on the date of the merger, that $103.5 million of the contractual cash flows specific to the PCD assets will not be collected.

Merger-related costs associated with the Bremer acquisition have been expensed in 2025 totaling $132.6 million and additional merger-related and integration costs will be expensed in future periods as incurred.

As a result of the acquisition, Old National assumed sponsorship of Bremer's defined benefit pension plan under which both plan participation and benefit accruals were subsequently frozen and the plan was then terminated. The net pension asset associated with Bremer's defined benefit pension plan is recorded in other assets on the consolidated balance sheet. Pension costs were not material in 2025.

The Company's results of operations in 2025 include the operating results of the acquired assets and assumed liabilities of Bremer subsequent to the acquisition on May 1, 2025. Due to the integration of certain Bremer systems and processes since the acquisition date, the Company has determined that it is impractical to report the amounts of revenue and income before income taxes of legacy Bremer subsequent to the acquisition.

Summary of Unaudited Pro-Forma Financial Information

The following table presents supplemental unaudited pro-forma financial information as if the Bremer merger had occurred on January 1, 2024. The pro-forma financial information is not necessarily indicative of the results of operations that would have occurred had the transaction been effective as of this assumed date.

(dollars in thousands)	Years Ended December 31,	
	2025	2024
Total revenues [1]	$ 2,774,625	$ 2,654,849
Income before income taxes	1,093,740	635,364

(1)   Includes net interest income and total noninterest income.

Supplemental pro-forma income for 2025 was adjusted to exclude $132.6 million of merger-related costs, $6.5 million of provision for credit losses on unfunded loan commitments, and $69.1 million of provision for credit losses to establish an allowance for credit losses on non-PCD loans acquired as well as a $5.1 million net gain associated with the freezing of the benefits of the Bremer pension plan and subsequent termination of the plan. Supplemental pro-forma income for 2024 was adjusted to include these costs.

CapStar Financial Holdings, Inc.

On April 1, 2024, Old National completed its acquisition of CapStar and its wholly owned subsidiary, CapStar Bank, in an all-stock transaction. As of March 31, 2025, Old National finalized its valuation of all assets acquired and liabilities assumed. The following table presents a summary of the assets acquired and liabilities assumed, net of the fair value adjustments and the fair value of consideration as of the merger date:

(dollars and shares in thousands)	April 1, 2024
Assets	
Cash and cash equivalents	$ 177,791
Investment securities	342,490
FHLB/Federal Reserve Bank stock	14,426
Loans held-for-sale	21,159
Loans, net of allowance for credit losses	2,120,627
Premises and equipment	22,481
Goodwill	176,535
Other intangible assets	46,125
Company-owned life insurance	91,475
Other assets	95,922
Total assets	$ 3,109,031
Liabilities	
Deposits	$ 2,560,124
FHLB advances	75,000
Other borrowings	30,000
Accrued expenses and other liabilities	26,309
Total liabilities	$ 2,691,433
Fair value of consideration	
Common stock (24,014 shares issued at $17.41 per share)	$ 417,598
Total consideration	$ 417,598

Goodwill related to this merger will not be deductible for tax purposes.

Other intangible assets acquired included core deposit intangibles. The estimated fair value of the core deposit intangible was $46.1 million and is being amortized over an estimated useful life of 10 years.

The fair value of PCD assets was $610.7 million on the date of merger. The gross contractual amounts receivable relating to the PCD assets was $679.3 million. Old National estimates, on the date of the merger, that $26.7 million of the contractual cash flows specific to the PCD assets will not be collected.

Merger-related costs primarily associated with the CapStar acquisition totaling $3.6 million have been expensed in 2025, compared to $26.3 million in 2024. Additional merger-related and integration costs will be expensed in future periods as incurred.

NOTE 3 – INVESTMENT SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale portfolio and the corresponding amounts of gross unrealized gains, unrealized losses, and basis adjustments in accumulated other comprehensive income (loss) ("AOCI").

(dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Basis Adjustments [1]	Fair Value
December 31, 2025					
Available-for-Sale					
U.S. Treasury	$ 269,313	$ 90	$ (7,615)	$ (47,244)	$ 214,544
U.S. government-sponsored entities and agencies	1,567,036	402	(134,795)	(60,251)	1,372,392
Mortgage-backed securities - Agency	9,575,241	79,999	(487,205)	—	9,168,035
States and political subdivisions	438,642	2,275	(17,286)	2,377	426,008
Pooled trust preferred securities	13,819	—	(2,085)	—	11,734
Other securities	195,946	1,138	(5,347)	—	191,737
Total available-for-sale securities	$ 12,059,997	$ 83,904	$ (654,333)	$ (105,118)	$ 11,384,450
December 31, 2024					
Available-for-Sale					
U.S. Treasury	$ 261,421	$ 67	$ (12,659)	$ (49,816)	$ 199,013
U.S. government-sponsored entities and agencies	1,521,610	7	(181,360)	(82,351)	1,257,906
Mortgage-backed securities - Agency	5,861,067	6,005	(662,181)	—	5,204,891
States and political subdivisions	510,630	148	(25,881)	647	485,544
Pooled trust preferred securities	13,807	—	(2,485)	—	11,322
Other securities	311,973	760	(12,950)	—	299,783
Total available-for-sale securities	$ 8,480,508	$ 6,987	$ (897,516)	$ (131,520)	$ 7,458,459

(1) Basis adjustments represent the amount of fair value hedging adjustments included in the carrying amounts of fixed-rate investment securities assets designated in fair value hedging arrangements. See Note 19 to the consolidated financial statements for additional information regarding these derivative financial instruments.

The following table summarizes the amortized cost and fair value of the held-to-maturity investment securities portfolio and the corresponding amounts of gross unrecognized gains and losses.

(dollars in thousands)	Amortized Cost	Unrecognized Gains	Unrecognized Losses	Fair Value
December 31, 2025				
Held-to-Maturity				
U.S. government-sponsored entities and agencies	$ 840,435	$ —	$ (129,526)	$ 710,909
Mortgage-backed securities - Agency	910,323	—	(127,505)	782,818
States and political subdivisions	1,144,880	853	(99,072)	1,046,661
Allowance for securities held-to-maturity	(150)	—	—	(150)
Total held-to-maturity securities	$ 2,895,488	$ 853	$ (356,103)	$ 2,540,238
December 31, 2024				
Held-to-Maturity				
U.S. government-sponsored entities and agencies	$ 832,984	$ —	$ (168,653)	$ 664,331
Mortgage-backed securities - Agency	970,212	—	(169,546)	800,666
States and political subdivisions	1,151,835	317	(145,861)	1,006,291
Allowance for securities held-to-maturity	(150)	—	—	(150)
Total held-to-maturity securities	$ 2,954,881	$ 317	$ (484,060)	$ 2,471,138

Substantially all of the mortgage-backed securities in the investment portfolio are residential mortgage-backed securities.

Proceeds from sales or calls of available-for-sale investment securities and the resulting realized gains and realized losses were as follows:

(dollars in thousands)	Years Ended December 31,		
	2025	2024	2023
Proceeds	$ 2,248,993	$ 379,108	$ 154,339
Realized gains	170	104	1,006
Realized losses	(207)	(316)	(7,271)

Investment securities pledged to secure public and other funds had a carrying value of $7.9 billion at December 31, 2025 and $7.4 billion at December 31, 2024.

Excluding securities issued or backed by the U.S. government and its agencies and U.S. government-sponsored enterprises, there were no investments in securities from one issuer that exceeded 10% of stockholder's equity as of December 31, 2025 or December 31, 2024.

The table below shows the amortized cost and fair value of the investment securities portfolio by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Weighted average yield is based on amortized cost.

(dollars in thousands)	At December 31, 2025		
Maturity	Amortized Cost	Fair Value	Weighted Average Yield
Available-for-Sale			
Within one year	$ 432,809	$ 434,821	4.84 %
One to five years	5,959,423	5,926,983	4.70 %
Five to ten years	4,383,178	3,964,296	3.07 %
Beyond ten years	1,284,587	1,058,350	2.90 %
Total	$ 12,059,997	$ 11,384,450	3.92 %
Held-to-Maturity			
Within one year	$ 18,432	$ 18,419	3.21 %
One to five years	54,147	50,352	2.03 %
Five to ten years	1,483,026	1,310,131	2.53 %
Beyond ten years	1,339,883	1,161,336	2.81 %
Total	$ 2,895,488	$ 2,540,238	2.66 %

The following table summarizes the available-for-sale investment securities with unrealized losses for which an allowance for credit losses has not been recorded by aggregated major security type and length of time in a continuous unrealized loss position:

(dollars in thousands)	Less than 12 months Fair Value	Less than 12 months Unrealized Losses	12 months or longer Fair Value	12 months or longer Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2025						
Available-for-Sale						
U.S. Treasury	$ —	$ —	$ 184,175	$ (7,615)	$ 184,175	$ (7,615)
U.S. government-sponsored entities and agencies	79,916	(78)	1,173,044	(134,717)	1,252,960	(134,795)
Mortgage-backed securities - Agency	252,875	(953)	3,157,476	(486,252)	3,410,351	(487,205)
States and political subdivisions	6,561	(17)	234,389	(17,269)	240,950	(17,286)
Pooled trust preferred securities	—	—	11,734	(2,085)	11,734	(2,085)
Other securities	1,766	(88)	124,990	(5,259)	126,756	(5,347)
Total available-for-sale	$ 341,118	$ (1,136)	$ 4,885,808	$ (653,197)	$ 5,226,926	$ (654,333)
December 31, 2024						
Available-for-Sale						
U.S. Treasury	$ 3,977	$ (26)	$ 177,691	$ (12,633)	$ 181,668	$ (12,659)
U.S. government-sponsored entities and agencies	98,280	(1,713)	1,144,618	(179,647)	1,242,898	(181,360)
Mortgage-backed securities - Agency	857,440	(9,172)	3,406,350	(653,009)	4,263,790	(662,181)
States and political subdivisions	133,906	(1,462)	279,121	(24,419)	413,027	(25,881)
Pooled trust preferred securities	—	—	11,322	(2,485)	11,322	(2,485)
Other securities	33,292	(295)	199,631	(12,655)	232,923	(12,950)
Total available-for-sale	$ 1,126,895	$ (12,668)	$ 5,218,733	$ (884,848)	$ 6,345,628	$ (897,516)

The following table summarizes the held-to-maturity investment securities with unrecognized losses aggregated by major security type and length of time in a continuous loss position:

(dollars in thousands)	Less than 12 months Fair Value	Less than 12 months Unrecognized Losses	12 months or longer Fair Value	12 months or longer Unrecognized Losses	Total Fair Value	Total Unrecognized Losses
December 31, 2025						
Held-to-Maturity						
U.S. government-sponsored entities and agencies	$ —	$ —	$ 710,909	$ (129,526)	$ 710,909	$ (129,526)
Mortgage-backed securities - Agency	—	—	782,818	(127,505)	782,818	(127,505)
States and political subdivisions	—	—	995,331	(99,072)	995,331	(99,072)
Total held-to-maturity	$ —	$ —	$ 2,489,058	$ (356,103)	$ 2,489,058	$ (356,103)
December 31, 2024						
Held-to-Maturity						
U.S. government-sponsored entities and agencies	$ —	$ —	$ 664,331	$ (168,653)	$ 664,331	$ (168,653)
Mortgage-backed securities - Agency	—	—	800,666	(169,546)	800,666	(169,546)
States and political subdivisions	37,007	(430)	937,364	(145,431)	974,371	(145,861)
Total held-to-maturity	$ 37,007	$ (430)	$ 2,402,361	$ (483,630)	$ 2,439,368	$ (484,060)

The unrecognized losses on held-to-maturity investment securities presented in the table above do not include unrecognized losses on securities that were transferred from available-for-sale to held-for-maturity totaling $94.1 million at December 31, 2025 and $110.0 million at December 31, 2024. These unrecognized losses are included as a separate component of shareholders' equity and are being amortized over the remaining term of the securities.

No allowance for credit losses for available-for-sale debt securities was needed at December 31, 2025 or December 31, 2024.

An allowance on held-to-maturity debt securities is maintained for certain municipal bonds to account for expected lifetime credit losses. Substantially all of the U.S. government-sponsored entities and agencies and agency mortgage-backed securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major credit rating agencies, and have a long history of no credit losses. Therefore, for those securities, we do not record expected credit losses. The allowance for credit losses on held-to-maturity debt securities was $0.2 million at December 31, 2025 and December 31, 2024. Accrued interest receivable on securities portfolio is excluded from the estimate of credit losses and totaled $70.1 million at December 31, 2025 and $55.3 million at December 31, 2024.

At December 31, 2025, Old National's securities portfolio consisted of 3,159 securities, 2,179 of which were in an unrealized loss position. The unrealized losses attributable to our U.S. Treasury, U.S. government-sponsored entities and agencies, agency mortgage-backed securities, states and political subdivisions, and other securities are the result of fluctuations in interest rates and market movements. Old National's pooled trust preferred securities are evaluated using collateral-specific assumptions to estimate the expected future interest and principal cash flows. At December 31, 2025, we had no intent to sell any securities that were in an unrealized loss position nor is it expected that we would be required to sell the securities prior to their anticipated recovery.

Old National's pooled trust preferred securities have experienced credit defaults. However, we believe that the value of the instruments lies in the full and timely interest payments that will be received through maturity, the steady amortization that will be experienced until maturity, and the full return of principal by the final maturity of the collateralized debt obligations. Old National did not recognize any losses on these securities for the years ended December 31, 2025 or December 31, 2024.

Equity Securities

Equity securities consist of mutual funds for Community Reinvestment Act qualified investments and diversified investment securities held in a grantor trust for participants in the Company's nonqualified deferred compensation plan. Old National's equity securities with readily determinable fair values totaled $128.9 million at December 31, 2025 and $92.0 million at December 31, 2024. There were gains on equity securities recorded in noninterest income of $0.9 million, $0.9 million, and $21.5 million during 2025, 2024, and 2023, respectively.

Alternative Investments

Old National has alternative investments without readily determinable fair values that are included in other assets totaling $1.0 billion at December 31, 2025 and $609.2 million at December 31, 2024. These investments consisted of $606.5 million of illiquid investments of partnerships, limited liability companies, and other ownership interests that support affordable housing and $410.0 million of economic development and community revitalization initiatives in low-to-moderate income neighborhoods at December 31, 2025, compared to $318.5 million and $290.7 million for the same investment types, respectively, at December 31, 2024. There have been no impairments or adjustments on equity securities without readily determinable fair values, except for amortization of tax credit investments during 2025, 2024, and 2023. See Note 9 to the consolidated financial statements for detail regarding these investments.

NOTE 4 – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans

Old National's loans consist primarily of loans made to consumers and commercial clients in many diverse industries, including real estate rental and leasing, manufacturing, healthcare, wholesale trade, construction, and agriculture, among others. Most of Old National's lending activity occurs within our principal geographic markets in the Midwest and Southeast regions of the United States. Old National manages concentrations of credit exposure by industry, product, geography, client relationship, and loan size.

In the ordinary course of business, Old National grants loans to certain executive officers and directors (collectively referred to as "related parties"). The aggregate amount of loans to related parties was not greater than 5% of the Company's shareholders' equity at December 31, 2025 or 2024.

Old National has loan participations, which qualify as participating interests, with other financial institutions. At December 31, 2025, these loans totaled $3.8 billion, of which $1.9 billion had been sold to other financial institutions and $1.9 billion was retained by Old National. The loan participations convey proportionate ownership rights with equal priority to each participating interest holder; involve no recourse (other than ordinary representations and warranties) to, or subordination by, any participating interest holder; all cash flows are divided among the participating interest holders in proportion to each holder's share of ownership; and no holder has the right to pledge the entire financial asset unless all participating interest holders agree.

The loan categories used to monitor and analyze interest income and yields are different than the portfolio segments used to determine the allowance for credit losses on loans. The allowance for credit losses was calculated by pooling loans of similar credit risk characteristics and credit monitoring procedures. The four loan portfolios used to monitor and analyze interest income and yields – commercial, commercial real estate, residential real estate, and consumer – are reclassified into seven segments of loans – commercial, commercial real estate, business banking credit center ("BBCC"), residential real estate, indirect, direct, and home equity for purposes of determining the allowance for credit losses on loans. The commercial and commercial real estate loan categories shown on the balance sheet include the same pool of loans as the commercial, commercial real estate, and BBCC portfolio segments. The consumer loan category shown on the balance sheet is comprised of the same loans in the indirect, direct, and home equity portfolio segments. The portfolio segment reclassifications follow:

(dollars in thousands)	Balance Sheet Line Item		Portfolio Segment Reclassifications		Portfolio Segment After Reclassifications
December 31, 2025					
Commercial [1]	$	14,983,861	$ (220,410)	$	14,763,451
Commercial real estate		22,050,007	(175,670)		21,874,337
BBCC		N/A	396,080		396,080
Residential real estate		8,467,496	—		8,467,496
Consumer		3,262,798	(3,262,798)		N/A
Indirect		N/A	1,075,235		1,075,235
Direct		N/A	649,297		649,297
Home equity		N/A	1,538,266		1,538,266
Total loans [2]		48,764,162	—		48,764,162
Allowance for credit losses on loans		(569,520)	—		(569,520)
Net loans	$	48,194,642	$ —	$	48,194,642
December 31, 2024					
Commercial [1]	$	10,288,560	$ (232,301)	$	10,056,259
Commercial real estate		16,307,486	(174,438)		16,133,048
BBCC		N/A	406,739		406,739
Residential real estate		6,797,586	—		6,797,586
Consumer		2,892,255	(2,892,255)		N/A
Indirect		N/A	1,096,778		1,096,778
Direct		N/A	514,144		514,144
Home equity		N/A	1,281,333		1,281,333
Total loans [2]		36,285,887	—		36,285,887
Allowance for credit losses on loans		(392,522)	—		(392,522)
Net loans	$	35,893,365	$ —	$	35,893,365

(1) Includes direct finance leases of $75.1 million at December 31, 2025 and $120.6 million at December 31, 2024.
(2) Includes unamortized premiums and discounts, and unamortized deferred fees and costs of $540.1 million at December 31, 2025 and $163.3 million at December 31, 2024.

The risk characteristics of each loan portfolio segment are as follows:

Commercial

Commercial loans are classified primarily on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its clients.

Commercial Real Estate

Commercial real estate loans are classified primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing Old National's commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner-occupied loans.

Included with commercial real estate are construction loans, which are underwritten utilizing independent appraisal reviews, sensitivity analysis of absorption and lease rates, financial analysis of the developers and property owners, and feasibility studies, if available. Construction loans are generally based on estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders (including Old National), sales of developed property, or an interim loan commitment from Old National until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

At 255%, Old National Bank's applicable investor commercial real estate loans as a percentage of its Tier 1 capital plus the allowance for credit losses attributable to loans and leases remained below the regulatory guideline limit of 300% at December 31, 2025.

BBCC

BBCC loans are typically granted to small businesses with gross revenues of less than $5 million and aggregate debt of less than $1 million. Old National has established minimum debt service coverage ratios, minimum Fair Isaac Corporation ("FICO") scores for owners and guarantors, and the ability to show relatively stable earnings as criteria to help mitigate risk. Repayment of these loans depends on the personal income of the borrowers and the cash flows of the business. These factors can be affected by such changes as economic conditions and unemployment levels.

Residential

With respect to residential loans that are secured by 1 - 4 family residences and are generally owner occupied, Old National typically establishes a maximum loan-to-value ratio and generally requires private mortgage insurance if that ratio is exceeded. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas such as unemployment levels. Repayment can also be impacted by changes in residential property values. Portfolio risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Indirect

Indirect loans are secured by automobile collateral, generally new and used cars and trucks from auto dealers that operate within our footprint. Old National typically mitigates the risk of indirect loans by establishing minimum FICO scores, maximum loan-to-value ratios, and maximum debt-to-income ratios. Repayment of these loans depends largely on the personal income of the borrowers, which can be affected by changes in economic conditions such as unemployment levels. Portfolio risk is mitigated by the fact that the loans are of smaller amounts spread over many borrowers and ongoing reviews of dealer relationships.

Direct

Direct loans are typically secured by collateral such as auto or real estate or are unsecured. Old National has established underwriting standards such as minimum FICO scores, maximum loan-to-value ratios, and maximum debt-to-income ratios. Repayment of these loans depends largely on the personal income of the borrowers, which can be affected by changes in economic conditions such as unemployment levels. Portfolio risk is mitigated by the fact that the loans are of smaller amounts spread over many borrowers.

Home Equity

Home equity loans are generally secured by 1-4 family residences that are owner-occupied. Old National has established underwriting standards such as minimum FICO scores, maximum loan-to-value ratios, and maximum debt-to-income ratios. Repayment of these loans depends largely on the personal income of the borrowers, which can be affected by changes in economic conditions such as unemployment levels. Portfolio risk is mitigated by the fact that the loans are of smaller amounts spread over many borrowers, along with monitoring of updated borrower credit scores.

Allowance for Credit Losses

Loans

Credit loss assumptions used when computing the level of expected credit losses are estimated using a model that categorizes loan pools based on loss history, delinquency status, and other credit trends and risk characteristics, including current conditions and reasonable and supportable forecasts about the future. The base forecast scenario considers unemployment, gross domestic product, home price index, and the BBB ratio (BBB spread to the 10-year U.S. Treasury rate). In addition to the quantitative inputs, several qualitative factors are considered. These factors include the risk that macroeconomic forecasts of unemployment, gross domestic product, home price index, and the BBB ratio may prove to be more severe and/or prolonged than our baseline forecast due to a variety of considerations. Old National's activity in the allowance for credit losses on loans by portfolio segment was as follows:

(dollars in thousands)	Balance at Beginning of Period	Allowance Established for Acquired PCD Loans	Charge-offs	Recoveries	Provision (Release) for Loan Losses	Balance at End of Period
Year Ended December 31, 2025						
Commercial	$ 148,722	$ 37,158	$ (63,352)	$ 4,547	$ 117,595	$ 244,670
Commercial real estate	200,309	66,049	(43,647)	2,717	42,904	268,332
BBCC	2,813	—	(2,150)	611	1,097	2,371
Residential real estate	22,922	148	(570)	505	11,389	34,394
Indirect	8,434	6	(7,450)	2,583	4,448	8,021
Direct	2,304	47	(7,597)	2,525	5,199	2,478
Home equity	7,018	138	(261)	1,249	1,110	9,254
Total	$ 392,522	$ 103,546	$ (125,027)	$ 14,737	$ 183,742	$ 569,520
Year Ended December 31, 2024						
Commercial	$ 118,333	$ 17,838	$ (36,172)	$ 1,623	$ 47,100	$ 148,722
Commercial real estate	155,099	8,041	(18,565)	2,713	53,021	200,309
BBCC	2,887	—	(1,801)	325	1,402	2,813
Residential real estate	20,837	134	(14)	883	1,082	22,922
Indirect	1,236	—	(5,610)	1,274	11,534	8,434
Direct	3,169	59	(8,672)	2,152	5,596	2,304
Home equity	6,049	653	(470)	330	456	7,018
Total	$ 307,610	$ 26,725	$ (71,304)	$ 9,300	$ 120,191	$ 392,522
Year Ended December 31, 2023						
Commercial	$ 120,612	$ —	$ (41,451)	$ 4,172	$ 35,000	$ 118,333
Commercial real estate	138,244		(11,198)	2,417	25,636	155,099
BBCC	2,431		(1,650)	275	1,831	2,887
Residential real estate	21,916		(256)	1,268	(2,091)	20,837
Indirect	1,532		(2,948)	1,559	1,093	1,236
Direct	12,116		(10,517)	2,331	(761)	3,169
Home equity	6,820		(443)	531	(859)	6,049
Total	$ 303,671	$ —	$ (68,463)	$ 12,553	$ 59,849	$ 307,610

The allowance for credit losses on loans at December 31, 2025 included $103.5 million of allowance for credit losses on acquired PCD loans established through acquisition accounting adjustments on or after the Bremer acquisition date. In addition, the provision for credit losses on loans in the year ended December 31, 2025 included $69.1 million to establish an allowance for credit losses on non-PCD Bremer loans acquired. The allowance for credit losses on loans at December 31, 2024 included $26.7 million of allowance for credit losses on acquired PCD loans established through acquisition accounting adjustments on or after the CapStar acquisition date. In addition, the provision for credit losses on loans in the year ended December 31, 2024 included $15.3 million to establish an allowance for credit losses on non-PCD loans acquired in the CapStar transaction.

Accrued interest receivable on loans is excluded from the estimate of credit losses and totaled $228.6 million at December 31, 2025 and $171.6 million at December 31, 2024.

Unfunded Loan Commitments

Old National maintains an allowance for credit losses on unfunded loan commitments to provide for the risk of loss inherent in these arrangements. The allowance is computed using a methodology similar to that used to determine the allowance for credit losses on loans, modified to take into account the probability of a drawdown on the commitment. The allowance for credit losses on unfunded loan commitments is classified as a liability account on the balance sheet within accrued expenses and other liabilities, while the corresponding provision for unfunded loan commitments is included in the provision for credit losses. Old National's activity in the allowance for credit losses on unfunded loan commitments was as follows:

(dollars in thousands)	Years Ended December 31,		
	2025	2024	2023
Balance at beginning of period	$ 21,654	$ 31,226	$ 32,188
Provision for credit losses on unfunded loan commitments acquired during the period	6,458	1,763	—
Provision (release) for credit losses on unfunded loan commitments	7,521	(11,335)	(962)
Balance at end of period	$ 35,633	$ 21,654	$ 31,226

Credit Quality

Old National's management monitors the credit quality of its loans on an ongoing basis with the AQR for commercial, commercial real estate, and BBCC loans reviewed annually or at renewal and the performance of its residential and consumer loans based upon the accrual status refreshed at least quarterly. Internally, management assigns an AQR to each non-homogeneous commercial, commercial real estate, and BBCC loan in the portfolio. The primary determinants of the AQR are the reliability of the primary source of repayment and the past, present, and projected financial condition of the borrower. The AQR will also consider current industry conditions. Major factors used in determining the AQR can vary based on the nature of the loan, but commonly include factors such as debt service coverage, internal cash flow, liquidity, leverage, operating performance, debt burden, FICO scores, occupancy, interest rate sensitivity, and expense burden. Old National uses the following definitions for risk ratings:

Special Mention. Loans categorized as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of Old National's credit position at some future date.

Classified – Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that Old National will sustain some loss if the deficiencies are not corrected.

Classified – Nonaccrual. Loans classified as nonaccrual have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection in full, on the basis of currently existing facts, conditions, and values, in doubt.

Classified – Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as nonaccrual, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Pass rated loans are those loans that are other than special mention, classified – substandard, classified – nonaccrual, or classified – doubtful.

The following table summarizes the amortized cost of term loans by risk category of commercial, commercial real estate, and BBCC loans by class of loan and origination year:

(dollars in thousands)	Origination Year						Revolving	Revolving to Term	Total
	2025	2024	2023	2022	2021	Prior			
December 31, 2025									
Commercial:									
Pass	$3,073,330	$1,895,772	$1,186,468	$1,064,904	$ 619,076	$1,567,563	$3,458,502	$ 774,686	$13,640,301
Special Mention	23,368	84,827	88,803	18,830	7,878	8,161	82,334	14,990	329,191
Classified:									
Substandard	16,253	89,293	113,232	62,649	68,265	56,616	129,209	85,729	621,246
Nonaccrual	140	1,617	6,003	7,053	1,001	654	8,659	1,944	27,071
Doubtful	—	7,337	34,925	27,218	2,409	24,547	—	49,206	145,642
Total	$3,113,091	$2,078,846	$1,429,431	$1,180,654	$ 698,629	$1,657,541	$3,678,704	$ 926,555	$14,763,451
Commercial real estate:									
Pass	$3,746,158	$2,363,809	$2,510,901	$3,325,135	$1,945,116	$5,082,931	$ 169,450	$ 886,279	$20,029,779
Special Mention	12,351	20,695	85,266	97,148	102,821	107,590	16,239	24,962	467,072
Classified:									
Substandard	14,773	34,761	184,806	294,789	116,261	321,725	45,692	120,284	1,133,091
Nonaccrual	—	4,721	1,282	6,905	5,442	24,308	—	23,642	66,300
Doubtful	—	3,120	23,039	38,716	22,966	60,503	—	29,751	178,095
Total	$3,773,282	$2,427,106	$2,805,294	$3,762,693	$2,192,606	$5,597,057	$ 231,381	$1,084,918	$21,874,337
BBCC:									
Pass	$ 57,344	$ 53,469	$ 50,466	$ 35,366	$ 20,106	$ 75,805	$ 65,971	$ 20,036	$ 378,563
Special Mention	—	663	834	512	535	1,490	2,281	3,323	9,638
Classified:									
Substandard	86	191	474	304	26	724	203	2,877	4,885
Nonaccrual	50	—	60	98	359	345	—	1,115	2,027
Doubtful	—	—	463	205	—	31	—	268	967
Total	$ 57,480	$ 54,323	$ 52,297	$ 36,485	$ 21,026	$ 78,395	$ 68,455	$ 27,619	$ 396,080

(dollars in thousands)	Origination Year 2024	2023	2022	2021	2020	Prior	Revolving	Revolving to Term	Total
December 31, 2024									
Commercial:									
Pass	$1,852,046	$1,267,721	$1,145,488	$ 699,429	$ 450,332	$ 624,522	$2,577,941	$ 593,232	$ 9,210,711
Special Mention	46,935	102,372	32,250	40,221	21,538	20,535	80,625	28,978	373,454
Classified:									
Substandard	27,139	49,340	77,835	35,036	19,307	25,503	78,210	40,217	352,587
Nonaccrual	2,221	1,072	4,199	1,530	604	1,357	719	829	12,531
Doubtful	3,419	20,145	27,016	1,774	5,451	1,494	15,405	32,272	106,976
Total	$1,931,760	$1,440,650	$1,286,788	$ 777,990	$ 497,232	$ 673,411	$2,752,900	$ 695,528	$10,056,259
Commercial real estate:									
Pass	$2,196,306	$2,555,236	$3,825,305	$2,065,037	$1,362,703	$1,641,611	$ 122,708	$ 891,682	$14,660,588
Special Mention	72,020	31,203	158,254	48,524	37,693	64,357	—	111,900	523,951
Classified:									
Substandard	47,079	55,923	249,269	102,913	39,466	142,110	996	76,897	714,653
Nonaccrual	3,693	411	3,579	15,922	1,930	3,231	—	118	28,884
Doubtful	7,787	9,689	16,501	37,455	22,817	59,879	—	50,844	204,972
Total	$2,326,885	$2,652,462	$4,252,908	$2,269,851	$1,464,609	$1,911,188	$ 123,704	$1,131,441	$16,133,048
BBCC:									
Pass	$ 79,760	$ 78,420	$ 55,687	$ 33,857	$ 30,215	$ 22,797	$ 67,668	$ 16,265	$ 384,669
Special Mention	1,579	1,067	807	917	21	224	3,582	3,028	11,225
Classified:									
Substandard	468	976	56	136	598	308	755	2,876	6,173
Nonaccrual	—	114	312	177	63	119	—	551	1,336
Doubtful	—	397	841	350	15	845	—	888	3,336
Total	$ 81,807	$ 80,974	$ 57,703	$ 35,437	$ 30,912	$ 24,293	$ 72,005	$ 23,608	$ 406,739

FORM 10-K

For residential real estate and consumer loan classes, Old National evaluates credit quality based on the aging status of the loan and by payment activity. The performing or nonperforming status is updated on an on-going basis dependent upon improvement and deterioration in credit quality. The following table presents the amortized cost of term residential real estate and consumer loans based on payment activity and origination year:

	Origination Year								
(dollars in thousands)	2025	2024	2023	2022	2021	Prior	Revolving	Revolving to Term	Total
December 31, 2025									
Residential real estate:									
Performing	**$ 955,730**	**$ 539,011**	**$ 584,626**	**$1,668,796**	**$1,960,186**	**$2,684,743**	**$ —**	**$ 598**	**$8,393,690**
Nonperforming	**1,639**	**5,684**	**10,409**	**17,917**	**5,328**	**32,829**	**—**	**—**	**73,806**
Total	**$ 957,369**	**$ 544,695**	**$ 595,035**	**$1,686,713**	**$1,965,514**	**$2,717,572**	**$ —**	**$ 598**	**$8,467,496**
Indirect:									
Performing	**$ 417,924**	**$ 296,068**	**$ 170,873**	**$ 124,182**	**$ 42,664**	**$ 17,567**	**$ 155**	**$ —**	**$1,069,433**
Nonperforming	**574**	**1,299**	**1,747**	**1,332**	**638**	**212**	**—**	**—**	**5,802**
Total	**$ 418,498**	**$ 297,367**	**$ 172,620**	**$ 125,514**	**$ 43,302**	**$ 17,779**	**$ 155**	**$ —**	**$1,075,235**
Direct:									
Performing	**$ 72,393**	**$ 54,308**	**$ 49,357**	**$ 53,343**	**$ 41,664**	**$ 132,876**	**$ 236,832**	**$ 4,193**	**$ 644,966**
Nonperforming	**43**	**404**	**435**	**402**	**345**	**2,691**	**—**	**11**	**4,331**
Total	**$ 72,436**	**$ 54,712**	**$ 49,792**	**$ 53,745**	**$ 42,009**	**$ 135,567**	**$ 236,832**	**$ 4,204**	**$ 649,297**
Home equity:									
Performing	**$ 11**	**$ 71**	**$ 395**	**$ 1,227**	**$ 651**	**$ 16,913**	**$1,443,256**	**$ 58,538**	**$1,521,062**
Nonperforming	**42**	**40**	**45**	**938**	**95**	**3,359**	**546**	**12,139**	**17,204**
Total	**$ 53**	**$ 111**	**$ 440**	**$ 2,165**	**$ 746**	**$ 20,272**	**$1,443,802**	**$ 70,677**	**$1,538,266**

	Origination Year								
	2024	2023	2022	2021	2020	Prior	Revolving	Revolving to Term	Total
December 31, 2024									
Residential real estate:									
Performing	$ 509,704	$ 476,698	$1,455,085	$1,662,195	$1,574,961	$1,058,175	$ 43	$ 271	$6,737,132
Nonperforming	480	5,060	11,210	6,298	5,208	32,198	—	—	60,454
Total	$ 510,184	$ 481,758	$1,466,295	$1,668,493	$1,580,169	$1,090,373	$ 43	$ 271	$6,797,586
Indirect:									
Performing	$ 438,835	$ 279,910	$ 227,691	$ 92,223	$ 37,937	$ 14,810	$ —	$ —	$1,091,406
Nonperforming	714	1,147	1,498	1,378	373	262	—	—	5,372
Total	$ 439,549	$ 281,057	$ 229,189	$ 93,601	$ 38,310	$ 15,072	$ —	$ —	$1,096,778
Direct:									
Performing	$ 83,773	$ 72,838	$ 66,563	$ 61,317	$ 34,159	$ 80,188	$ 108,572	$ 3,327	$ 510,737
Nonperforming	96	313	365	352	468	1,730	1	82	3,407
Total	$ 83,869	$ 73,151	$ 66,928	$ 61,669	$ 34,627	$ 81,918	$ 108,573	$ 3,409	$ 514,144
Home equity:									
Performing	$ —	$ —	$ 259	$ 210	$ 1,135	$ 11,005	$1,216,226	$ 31,787	$1,260,622
Nonperforming	—	—	1,278	91	209	4,920	2,594	11,619	20,711
Total	$ —	$ —	$ 1,537	$ 301	$ 1,344	$ 15,925	$1,218,820	$ 43,406	$1,281,333

101

The following table summarizes the gross charge-offs of loans by loan portfolio segment and origination year:

| | Origination Year | | | | | | | |
(dollars in thousands)	2025	2024	2023	2022	2021	Prior	Revolving	Total
Year Ended December 31, 2025								
Commercial	$ 820	$ 14,445	$ 9,200	$ 24,252	$ 2,873	$ 11,762	$ —	$ 63,352
Commercial real estate	—	—	3,787	3,347	18,799	17,714	—	43,647
BBCC	—	146	1,036	194	23	751	—	2,150
Residential real estate	—	—	—	268	—	302	—	570
Indirect	609	2,456	2,265	1,277	597	246	—	7,450
Direct	276	578	748	1,378	1,242	2,660	715	7,597
Home equity	—	—	—	101	—	160	—	261
Total gross charge-offs	$ 1,705	$ 17,625	$ 17,036	$ 30,817	$ 23,534	$ 33,595	$ 715	$ 125,027

| | Origination Year | | | | | | | |
	2024	2023	2022	2021	2020	Prior	Revolving	Total
Year Ended December 31, 2024								
Commercial	$ 2,892	$ 13,447	$ 11,797	$ 2,074	$ 4,061	$ 923	$ 978	$ 36,172
Commercial real estate	70	204	84	6,570	2	11,635	—	18,565
BBCC	—	1,184	410	56	112	39	—	1,801
Residential real estate	—	—	—	—	—	14	—	14
Indirect	426	2,426	1,660	687	127	284	—	5,610
Direct	279	610	1,906	1,763	750	1,074	2,290	8,672
Home equity	—	—	—	34	—	436	—	470
Total gross charge-offs	$ 3,667	$ 17,871	$ 15,857	$ 11,184	$ 5,052	$ 14,405	$ 3,268	$ 71,304

| | Origination Year | | | | | | | |
	2023	2022	2021	2020	2019	Prior	Revolving	Total
Year Ended December 31, 2023								
Commercial	$ —	$ 6,475	$ 24,022	$ 120	$ 7,245	$ 2,880	$ 709	$ 41,451
Commercial real estate	—	54	2,808	2,144	—	6,192	—	11,198
BBCC	670	548	362	70	—	—	—	1,650
Residential real estate	—	—	—	—	—	256	—	256
Indirect	271	1,447	787	159	152	132	—	2,948
Direct	173	1,899	2,367	746	1,207	543	3,582	10,517
Home equity	—	—	—	35	—	408	—	443
Total gross charge-offs	$ 1,114	$ 10,423	$ 30,346	$ 3,274	$ 8,604	$ 10,411	$ 4,291	$ 68,463

Nonaccrual and Past Due Loans

Old National does not record interest on nonaccrual loans until principal is recovered. For all loan classes, a loan is generally placed on nonaccrual status when principal or interest becomes 90 days past due unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collectability of principal or interest. Interest accrued but not received is reversed against earnings. Cash interest received on these loans is applied to the principal balance until the principal is recovered or until the loan returns to accrual status. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current, remain current for a prescribed period, and future payments are reasonably assured.

The following table presents the aging of the amortized cost basis in past due loans by class of loans:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Past Due 90 Days or More	Total Past Due	Current	Total Loans
December 31, 2025						
Commercial	$ 23,702	$ 7,200	$ 68,776	$ 99,678	$ 14,663,773	$ 14,763,451
Commercial real estate	20,870	8,151	122,781	151,802	21,722,535	21,874,337
BBCC	1,297	1,359	463	3,119	392,961	396,080
Residential	45,817	13,650	40,512	99,979	8,367,517	8,467,496
Indirect	8,844	2,263	1,877	12,984	1,062,251	1,075,235
Direct	3,644	1,605	1,762	7,011	642,286	649,297
Home equity	7,186	2,956	8,307	18,449	1,519,817	1,538,266
Total	$ 111,360	$ 37,184	$ 244,478	$ 393,022	$ 48,371,140	$ 48,764,162
December 31, 2024						
Commercial	$ 5,970	$ 12,021	$ 47,257	$ 65,248	$ 9,991,011	$ 10,056,259
Commercial real estate	19,240	12,728	60,145	92,113	16,040,935	16,133,048
BBCC	1,227	861	1,430	3,518	403,221	406,739
Residential	49,331	12,085	26,698	88,114	6,709,472	6,797,586
Indirect	9,700	2,675	1,463	13,838	1,082,940	1,096,778
Direct	2,004	970	1,470	4,444	509,700	514,144
Home equity	4,765	3,399	7,567	15,731	1,265,602	1,281,333
Total	$ 92,237	$ 44,739	$ 146,030	$ 283,006	$ 36,002,881	$ 36,285,887

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due 90 days or more and still accruing by class of loan:

(dollars in thousands)	December 31, 2025			December 31, 2024		
	Nonaccrual Amortized Cost	Nonaccrual With No Related Allowance	Past Due 90 Days or More and Accruing	Nonaccrual Amortized Cost	Nonaccrual With No Related Allowance	Past Due 90 Days or More and Accruing
Commercial	$ 172,713	$ 9,665	$ 1,310	$ 119,507	$ 30,551	$ 861
Commercial real estate	244,395	57,647	—	233,856	64,453	3,126
BBCC	2,994	—	177	4,672	—	—
Residential	73,806	—	599	60,454	—	—
Indirect	5,802	—	203	5,372	—	—
Direct	4,331	—	74	3,407	—	—
Home equity	17,204	—	328	20,711	—	73
Total	$ 521,245	$ 67,312	$ 2,691	$ 447,979	$ 95,004	$ 4,060

Interest income recognized on nonaccrual loans was insignificant during the years ended December 31, 2025 and 2024.

When management determines that foreclosure is probable, expected credit losses for collateral dependent loans are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. A loan is considered collateral dependent when the borrower is experiencing financial difficulty, and the loan is expected to be repaid substantially through the operation or sale of the collateral. The class of loan represents the primary collateral type associated with the loan. Significant period-over-period changes are reflective of changes in nonaccrual status and not necessarily associated with credit quality indicators like appraisal value. The following table presents the amortized cost basis of collateral dependent loans by class of loan:

(dollars in thousands)	Type of Collateral				
	Real Estate	Blanket Lien	Investment Securities/Cash	Auto	Other
December 31, 2025					
Commercial	$ 17,098	$ 131,107	$ 6,851	$ 5,411	$ 1,942
Commercial real estate	237,984	3,381	1,238	—	116
BBCC	1,364	832	269	260	—
Residential	73,806	—	—	—	—
Indirect	—	—	—	5,802	—
Direct	3,676	15	—	324	16
Home equity	17,204	—	—	—	—
Total	$ 351,132	$ 135,335	$ 8,358	$ 11,797	$ 2,074
December 31, 2024					
Commercial	$ 17,520	$ 68,985	$ 6,980	$ 6,544	$ 5,215
Commercial real estate	228,952	542	1,046	—	—
BBCC	3,201	1,137	86	248	—
Residential	60,454	—	—	—	—
Indirect	—	—	—	5,372	—
Direct	2,623	16	23	396	34
Home equity	20,711	—	—	—	—
Total	$ 333,461	$ 70,680	$ 8,135	$ 12,560	$ 5,249

Financial Difficulty Modifications

Occasionally, Old National modifies loans to borrowers experiencing financial difficulty in the form of principal forgiveness, term extension, an other-than-insignificant payment delay, or interest rate reduction (or a combination thereof). When principal forgiveness is provided, the amount forgiven is charged-off against the allowance for credit losses on loans.

The following table presents the amortized cost basis of financial difficulty modifications that were modified by class of loans and type of modification:

(dollars in thousands)	Term Extension	Payment Delay	Interest Rate Reduction	Total Class of Loans
Year Ended December 31, 2025				
Commercial	$ 39,735	$ —	$ 8,376	0.3 %
Commercial real estate	107,807	—	—	0.5 %
Total	$ 147,542	$ —	$ 8,376	0.3 %
Year Ended December 31, 2024				
Commercial	$ 43,330	$ 4,637	$ —	0.4 %
Commercial real estate	151,983	2,666	—	0.9 %
Total	$ 195,313	$ 7,303	$ —	0.5 %
Year Ended December 31, 2023				
Commercial	$ 21,631	$ —	$ —	0.2 %
Commercial real estate	121,529	—	—	0.9 %
Total	$ 143,160	$ —	$ —	0.4 %

Old National monitors the performance of financial difficulty modifications to understand the effectiveness of its efforts. The following table presents the performance of financial difficulty modifications in the twelve months following modification:

(dollars in thousands)	30-59 Days Past Due		60-89 Days Past Due		Past Due 90 Days or More		Total Past Due		Current		Total Loans	
December 31, 2025												
Commercial	$	8,203	$	—	$	3,934	$	12,137	$	35,974	$	48,111
Commercial real estate		—		—		2,517		2,517		105,290		107,807
Total	$	8,203	$	—	$	6,451	$	14,654	$	141,264	$	155,918
December 31, 2024												
Commercial	$	—	$	1,352	$	3,900	$	5,252	$	42,715	$	47,967
Commercial real estate		3,804		1,741		4,920		10,465		144,184		154,649
Total	$	3,804	$	3,093	$	8,820	$	15,717	$	186,899	$	202,616

The following table summarizes the nature of the financial difficulty modifications by class of loans:

	Weighted-Average Term Extension (in months)	Weighted-Average Payment Delay (in months)	Weighted-Average Interest Rate Reduction
Year Ended December 31, 2025			
Commercial	5.5	—	1.50 %
Commercial real estate	7.9	—	— %
Total	7.3	—	1.50 %
Year Ended December 31, 2024			
Commercial	7.2	6.0	— %
Commercial real estate	7.2	7.0	— %
Total	7.2	6.4	— %
Year Ended December 31, 2023			
Commercial	6.1	—	— %
Commercial real estate	8.6	—	— %
Total	8.2	—	— %

There were payment defaults on $6.5 million of loans during the year ended December 31, 2025 to borrowers whose loans were modified due to financial difficulties within the previous twelve months. There were payment defaults on $8.8 million of loans during the year ended December 31, 2024 to borrowers whose loans were modified due to financial difficulties within the previous twelve months. The payment defaults did not materially impact the allowance for credit losses on loans.

Old National had not committed to lend any material additional funds to the borrowers whose loans were modified due to financial difficulties at December 31, 2025 or December 31, 2024.

FORM 10-K

Purchased Credit Deteriorated Loans

Old National has purchased loans, for which there was, at acquisition, evidence of more than insignificant deterioration of credit quality since origination. The carrying amount of those loans is as follows:

(dollars in thousands)	Bremer [1]	CapStar [2]
Purchase price of loans at acquisition	$ 1,876,226	$ 610,691
Allowance for credit losses at acquisition	103,546	26,725
Non-credit discount at acquisition	75,826	41,886
Par value of acquired loans at acquisition	$ 2,055,598	$ 679,302

(1) Old National acquired Bremer effective May 1, 2025.
(2) Old National acquired CapStar effective April 1, 2024.

NOTE 5 – PREMISES AND EQUIPMENT

The composition of premises and equipment was as follows:

	December 31,	
(dollars in thousands)	2025	2024
Land	$ 124,938	$ 96,798
Buildings	543,931	491,553
Furniture, fixtures, and equipment	202,630	158,529
Leasehold improvements	121,893	97,260
Total	993,392	844,140
Accumulated depreciation	(302,568)	(255,170)
Premises and equipment, net	$ 690,824	$ 588,970

During 2025, Old National recorded $100.0 million of premises and equipment associated with the acquisition of Bremer. See Note 2 to the consolidated financial statements for additional detail regarding this transaction.

Depreciation expense was $44.9 million in 2025, $38.1 million in 2024, and $38.2 million in 2023.

Finance Leases

Old National leases certain banking center buildings and equipment under finance leases that are included in premises and equipment. See Notes 6 and 13 to the consolidated financial statements for detail regarding these leases.

NOTE 6 – LEASES

Old National determines if an arrangement is or contains a lease at contract inception. Operating leases are included in other assets and other liabilities in our consolidated balance sheets. Finance leases are included in premises and equipment and other borrowings in our consolidated balance sheets.

Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, we use the implicit lease rate when readily determinable. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date. The incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment.

Old National has operating and finance leases for land, office space, banking centers, and equipment. These leases are generally for periods of 5 to 30 years with various renewal options. We include certain renewal options in the measurement of our right-of-use assets and lease liabilities if they are reasonably certain to be exercised. Variable lease payments that are dependent on an index or a rate are initially measured using the index or rate at the commencement date and are included in the measurement of the lease liability. Variable lease payments that are not dependent on an index or a rate are excluded from the measurement of the lease liability and are recognized in profit and loss when incurred. Variable lease payments are defined as payments made for the right to use an asset that vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time.

Old National has lease agreements with lease and non-lease components, which are generally accounted for separately. For real estate leases, non-lease components and other non-components, such as common area maintenance charges, real estate taxes, and insurance are not included in the measurement of the lease liability since they are generally able to be segregated. Variable lease one-time costs that are not dependent upon an index or a rate are included in noninterest expense. For certain equipment leases, Old National accounts for the lease and non-lease components as a single lease component using the practical expedient available for that class of assets. Old National does not have any material sub-lease agreements.

The components of lease expense were as follows:

(dollars in thousands)	Affected Line Item in the Statement of Income	Years Ended December 31,		
		2025	2024	2023
Operating lease cost	Occupancy/Equipment expense	$ 36,100	$ 32,603	$ 31,175
Finance lease cost:				
Amortization of right-of-use assets	Occupancy expense	9,235	6,688	2,921
Interest on lease liabilities	Interest expense	901	1,039	722
Sub-lease income	Occupancy expense	(355)	(446)	(387)
Total		$ 45,881	$ 39,884	$ 34,431

Supplemental balance sheet information related to leases was as follows:

(dollars in thousands)	December 31,	
	2025	2024
Operating Leases		
Operating lease right-of-use assets	$ 209,327	$ 181,920
Operating lease liabilities	226,624	200,068
Finance Leases		
Premises and equipment, net	23,950	23,205
Other borrowings	25,798	24,822
Weighted-Average Remaining Lease Term (in Years)		
Operating leases	8.7	7.8
Finance leases	7.0	7.8
Weighted-Average Discount Rate		
Operating leases	3.72 %	3.14 %
Finance leases	4.04 %	3.96 %

Supplemental cash flow information related to leases was as follows:

(dollars in thousands)	Years Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 37,777	$ 33,281	$ 31,720
Operating cash flows from finance leases	901	1,039	722
Financing cash flows from finance leases	9,003	6,206	2,533

The following table presents a maturity analysis of the Company's lease liability by lease classification at December 31, 2025:

(dollars in thousands)	Operating Leases		Finance Leases	
2026	$	39,743	$	9,757
2027		38,359		3,750
2028		34,428		2,886
2029		31,705		1,498
2030		27,363		1,533
Thereafter		96,184		10,446
Total undiscounted lease payments		267,782		29,870
Amounts representing interest		(41,158)		(4,072)
Lease liability	$	226,624	$	25,798

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents the changes in the carrying amount of goodwill:

(dollars in thousands)	Years Ended December 31,					
	2025		2024		2023	
Balance at beginning of period	$	2,175,251	$	1,998,716	$	1,998,716
Acquisitions and adjustments		250,449		176,535		—
Balance at end of period	$	2,425,700	$	2,175,251	$	1,998,716

During 2025, Old National recorded $250.4 million of goodwill associated with the acquisition of Bremer. During 2024, Old National recorded $176.5 million of goodwill associated with the acquisition of CapStar. See Note 2 to the consolidated financial statements for additional detail regarding these transactions.

Old National performed the required annual goodwill impairment test as of August 31, 2025 and there was no impairment. No events or circumstances since the August 31, 2025 annual impairment test were noted that would indicate it was more likely than not a goodwill impairment exists.

The gross carrying amounts and accumulated amortization of other intangible assets were as follows:

(dollars in thousands)	Gross Carrying Amount		Accumulated Amortization and Impairment		Net Carrying Amount	
December 31, 2025						
Core deposit	$	586,735	$	(166,160)	$	420,575
Customer trust relationships		93,892		(32,181)		61,711
Total intangible assets	$	680,627	$	(198,341)	$	482,286
December 31, 2024						
Core deposit	$	189,636	$	(95,950)	$	93,686
Customer trust relationships		50,892		(23,731)		27,161
Total intangible assets	$	240,528	$	(119,681)	$	120,847

Other intangible assets consist of core deposit intangibles and customer relationship intangibles and are being amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of 5 to 15 years. During 2025, Old National recorded $397.1 million of core deposit intangibles and $43.0 million of customer relationship intangibles associated with the acquisition of Bremer. During 2024, Old National recorded $46.1 million of core deposit intangibles associated with the acquisition of CapStar.

Old National reviews other intangible assets for possible impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. No impairment charges were recorded in 2025, 2024, or 2023. Total amortization expense associated with intangible assets was $78.7 million in 2025, $27.5 million in 2024, and $24.2 million in 2023.

Estimated amortization expense for future years is as follows:

(dollars in thousands)		
2026	$	96,109
2027		84,810
2028		73,689
2029		62,983
2030		52,287
Thereafter		112,408
Total	$	482,286

NOTE 8 – LOAN SERVICING RIGHTS

Loan servicing rights are included in other assets on the balance sheet. Loans serviced for others are not reported as assets. The principal balance of mortgage loans serviced for others totaled $6.9 billion at December 31, 2025 and $4.6 billion at December 31, 2024. Custodial escrow balances maintained in connection with serviced loans totaled $50.9 million at December 31, 2025 and $29.8 million at December 31, 2024.

The following table summarizes the carrying values and activity related to loan servicing rights and the related valuation allowance:

		Years Ended December 31,				
(dollars in thousands)		2025		2024		2023
Balance at beginning of period	$	40,972	$	35,789	$	37,267
Additions [1]		35,494		10,829		3,657
Amortization		(7,908)		(5,646)		(5,135)
Balance before valuation allowance at end of period		68,558		40,972		35,789
Valuation allowance:						
Balance at beginning of period		(36)		—		—
(Additions)/recoveries		(108)		(36)		—
Balance at end of period		(144)		(36)		—
Loan servicing rights, net	$	68,414	$	40,936	$	35,789

(1) Additions in 2025 included loan servicing rights of $22.7 million acquired in the Bremer transaction on May 1, 2025. Additions in 2024 included loan servicing rights of $2.7 million acquired in the CapStar transaction on April 1, 2024.

At December 31, 2025, the fair value of servicing rights was $82.6 million, which was determined using a discount rate of 9% and a conditional prepayment rate of 9%. At December 31, 2024, the fair value of servicing rights was $55.7 million, which was determined using a discount rate of 10% and a conditional prepayment rate of 8%.

NOTE 9 – QUALIFIED AFFORDABLE HOUSING PROJECTS AND OTHER TAX CREDIT INVESTMENTS

Old National is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved qualified affordable housing, renewable energy, or other renovation or community revitalization projects. These investments are included in other assets on the balance sheet, with any unfunded commitments included with other liabilities. As of December 31, 2025, Old National expects to recover its remaining investments through the use of the tax credits that are generated by the investments.

The following table summarizes Old National's investments in qualified affordable housing projects and other tax credit investments:

| (dollars in thousands) | | December 31, 2025 | | December 31, 2024 | |
| | | Investment | Unfunded Commitment [1] | Investment | Unfunded Commitment |
Investment	Accounting Method				
Low Income Housing Tax Credit ("LIHTC")	Proportional amortization	$ 257,752	$ 135,776	$ 199,350	$ 115,345
Federal Historic Tax Credit ("FHTC")	Proportional amortization	23,964	16,505	30,835	24,869
New Markets Tax Credit ("NMTC")	Consolidation	128,325	—	60,462	—
Renewable Energy	Equity	4	—	4	—
Total		$ 410,045	$ 152,281	$ 290,651	$ 140,214

(1)   All commitments will be paid by Old National by December 31, 2040.

The following table summarizes the amortization expense and tax benefit recognized for Old National's qualified affordable housing projects and other tax credit investments:

(dollars in thousands)	Amortization Expense [1]	Tax Expense (Benefit) Recognized [2]
Year Ended December 31, 2025		
LIHTC	$ 15,188	$ (20,274)
FHTC	4,879	(5,662)
NMTC	26,066	(31,565)
Total	$ 46,133	$ (57,501)
Year Ended December 31, 2024		
LIHTC	$ 10,819	$ (14,551)
FHTC	2,624	(2,733)
NMTC	12,636	(15,720)
Renewable Energy	197	—
Total	$ 26,276	$ (33,004)
Year Ended December 31, 2023		
LIHTC	$ 9,343	$ (10,980)
FHTC	5,487	(6,186)
NMTC	8,982	(11,195)
Renewable Energy	898	—
Total	$ 24,710	$ (28,361)

(1)   The amortization expense for the LIHTC and FHTC investments is included in our income tax expense. Prior to the adoption of ASU 2023-02 on January 1, 2024, FHTC amortization expense was included in noninterest expense. NMTC amortization is recognized in noninterest expense in correlation to the recognition of tax credits on our tax return. Amortization expense for the Renewable Energy tax credits is included in noninterest expense.
(2)   All of the tax benefits recognized are included in our income tax expense. The tax benefit recognized for the NMTC and Renewable Energy investments primarily reflects the tax credits generated from the investments and excludes the net tax expense (benefit) and deferred tax liability of the investments' income (loss).

NOTE 10 – DEPOSITS

At December 31, 2025, the scheduled maturities of total time deposits were as follows:

(dollars in thousands)	
Due in 2026	$ 9,271,979
Due in 2027	275,838
Due in 2028	53,190
Due in 2029	28,147
Due in 2030	22,270
Thereafter	9,600
Total	$ 9,661,024

The aggregate amount of time deposits in denominations that met or exceeded the FDIC insurance limit of $250,000 totaled $2.9 billion at December 31, 2025 and $2.0 billion at December 31, 2024.

NOTE 11 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured borrowings. Old National pledges investment securities to secure these borrowings. The following table presents securities sold under agreements to repurchase and related weighted-average interest rates for each of the years ended December 31:

(dollars in thousands)	2025	2024
Outstanding at year-end	$ 261,366	$ 268,975
Average amount outstanding	275,701	258,630
Maximum amount outstanding at any month-end	311,335	319,423
Weighted-average interest rate:		
During year	0.93 %	1.06 %
End of year	0.95	0.86

The following table presents the contractual maturity of our secured borrowings and class of collateral pledged:

	At December 31, 2025				
	Remaining Contractual Maturity of the Agreements				
(dollars in thousands)	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater Than 90 days	Total
Repurchase Agreements:					
U.S. Treasury and agency securities	$ 261,366	$ —	$ —	$ —	$ 261,366
Total	$ 261,366	$ —	$ —	$ —	$ 261,366

NOTE 12 – FEDERAL HOME LOAN BANK ADVANCES

The following table summarizes Old National Bank's FHLB advances:

	December 31,	
(dollars in thousands)	2025	2024
FHLB advances (fixed rates 2.25% to 5.03% and variable rates 3.65% to 3.79%) maturing February 2026 to January 2045	$ 6,230,200	$ 4,475,285
Fair value hedge basis adjustments and unamortized prepayment fees	7,175	(22,726)
Total other borrowings	$ 6,237,375	$ 4,452,559

FHLB advances had weighted-average rates of 3.71% at December 31, 2025 and 3.54% at December 31, 2024. FHLB advances are collateralized by designated assets that may include qualifying commercial real estate loans, residential and multifamily mortgages, home equity loans, and certain investment securities.

At December 31, 2025, total unamortized prepayment fees related to all FHLB advance debt modifications completed in prior years totaled $3.3 million, compared to $8.2 million at December 31, 2024.

Contractual maturities of FHLB advances at December 31, 2025 were as follows:

(dollars in thousands)	
Due in 2026	$ 2,405,000
Due in 2027	141,000
Due in 2028	748,000
Due in 2029	706,000
Due in 2030	979,000
Thereafter	1,251,200
Fair value hedge basis adjustments and unamortized prepayment fees	7,175
Total	$ 6,237,375

NOTE 13 – OTHER BORROWINGS

The following table summarizes Old National's other borrowings:

	December 31,	
(dollars in thousands)	2025	2024
Old National Bancorp:		
Subordinated debentures (fixed rate 5.88%) maturing September 2026	$ 150,000	$ 150,000
Subordinated debentures redeemed in September 2025	—	30,000
Junior subordinated debentures (rates of 5.38% to 7.68%) maturing July 2031 to September 2037	198,499	136,643
Other basis adjustments	7,891	13,049
Old National Bank:		
Finance lease liabilities	25,798	24,822
Subordinated debentures matured in October 2025	—	12,000
Leveraged loans for NMTC (fixed rates of 1.00% to 7.25%) maturing December 2027 to December 2060	459,452	210,251
Other [1]	10,789	112,853
Total other borrowings	$ 852,429	$ 689,618

(1) Includes overnight borrowings to collateralize certain derivative positions totaling $10.8 million at December 31, 2025 and $112.8 million at December 31, 2024.

Contractual maturities of other borrowings at December 31, 2025 were as follows:

(dollars in thousands)	
Due in 2026	$ 169,740
Due in 2027	19,839
Due in 2028	2,389
Due in 2029	1,059
Due in 2030	1,140
Thereafter	650,371
Unamortized debt issuance costs and other basis adjustments	7,891
Total	$ 852,429

Junior Subordinated Debentures

Junior subordinated debentures related to trust preferred securities are classified in "other borrowings" and qualify as Tier 2 capital for regulatory purposes, subject to certain limitations.

Through various mergers and acquisitions, Old National assumed junior subordinated debenture obligations related to various trusts that issued trust preferred securities. Old National guarantees the payment of distributions on the trust preferred securities issued by the trusts. Proceeds from the issuance of each of these securities were used to purchase junior subordinated debentures with the same financial terms as the securities issued by the trusts.

Old National, at any time, may redeem the junior subordinated debentures at par and, thereby cause a redemption of the trust preferred securities in whole or in part.

The following table summarizes the terms of our outstanding junior subordinated debentures as of December 31, 2025:

(dollars in thousands) Name of Trust	Issuance Date	Issuance Amount	Rate	Rate at December 31, 2025	Maturity Date
Bridgeview Statutory Trust I	July 2001	$ 15,464	3-month SOFR plus 3.58%	7.68 %	July 31, 2031
Bridgeview Capital Trust II	December 2002	15,464	3-month SOFR plus 3.35%	7.52 %	January 7, 2033
First Midwest Capital Trust I	November 2003	37,825	6.95% fixed	6.95 %	December 1, 2033
St. Joseph Capital Trust II	March 2005	5,155	3-month SOFR plus 1.75%	5.72 %	March 17, 2035
Northern States Statutory Trust I	September 2005	10,310	3-month SOFR plus 1.80%	5.78 %	September 15, 2035
Anchor Capital Trust III	August 2005	5,000	3-month SOFR plus 1.55%	5.48 %	September 30, 2035
Great Lakes Statutory Trust II	December 2005	6,186	3-month SOFR plus 1.40%	5.38 %	December 15, 2035
Bremer Statutory Trust II	June 2006	61,856	3-month SOFR plus 1.60%	5.65 %	June 1, 2036
Home Federal Statutory Trust I	September 2006	15,464	3-month SOFR plus 1.65%	5.63 %	September 15, 2036
Monroe Bancorp Capital Trust I	July 2006	3,093	3-month SOFR plus 1.60%	5.77 %	October 7, 2036
Tower Capital Trust 3	December 2006	9,279	3-month SOFR plus 1.69%	5.74 %	March 1, 2037
Monroe Bancorp Statutory Trust II	March 2007	5,155	3-month SOFR plus 1.60%	5.58 %	June 15, 2037
Great Lakes Statutory Trust III	June 2007	8,248	3-month SOFR plus 1.70%	5.68 %	September 15, 2037
Total		$ 198,499			

Leveraged Loans

The leveraged loans are directly related to the NMTC structure. As part of the transaction structure, Old National has the right to sell its interest in the entity that received the leveraged loans at an agreed upon price to the leveraged lender at the end of the NMTC seven-year compliance period. See Note 9 to the consolidated financial statements for additional information on the Company's NMTC investments.

Finance Lease Liabilities

Old National has long-term finance lease liabilities for certain banking centers and equipment totaling $25.8 million at December 31, 2025. See Note 6 to the consolidated financial statements for a maturity analysis of the Company's finance lease liabilities.

Subsequent Event – Subordinated Notes Issued

On January 29, 2026, Old National completed the issuance and sale of $450.0 million aggregate principal amount of its 5.768% fixed-to-floating rate subordinated notes due 2036 (the "Notes"). From the date of issuance to February 15, 2031, or earlier redemption date, the Notes will bear interest at an initial fixed rate of 5.768% per year, payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2026. From February 15, 2031 to the maturity date of February 15, 2036, or earlier redemption date, the Notes will bear interest at a floating rate per year equal to a benchmark rate (which is expected to be Three-Month Term SOFR) plus 220 basis points, payable quarterly in arrears on February 15, May 15, August 15, and November 15 of each year, commencing on May 15, 2031. The Company intends to use the net proceeds from this offering for general corporate purposes.

NOTE 14 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes within each classification of AOCI, net of tax:

(dollars in thousands)	Unrealized Gains and Losses on Available-for-Sale Debt Securities	Unrecognized Gains and Losses on Held-to-Maturity Securities	Gains and Losses on Hedges	Defined Benefit Pension Plans	Total
Year Ended December 31, 2025					
Balance at beginning of period	$ (668,063)	$ (82,294)	$ 4,314	$ —	$ (746,043)
Other comprehensive income (loss) before reclassifications	239,600	—	8,126	—	247,726
Amounts reclassified from AOCI to income [1]	27	11,830	7,789		19,646
Balance at end of period	$ (428,436)	$ (70,464)	$ 20,229	$ —	$ (478,671)
Year Ended December 31, 2024					
Balance at beginning of period	$ (652,518)	$ (95,472)	$ 9,181	$ —	$ (738,809)
Other comprehensive income (loss) before reclassifications	(15,702)	—	(17,936)	—	(33,638)
Amounts reclassified from AOCI to income [1]	157	13,178	13,069		26,404
Balance at end of period	$ (668,063)	$ (82,294)	$ 4,314	$ —	$ (746,043)
Year Ended December 31, 2023					
Balance at beginning of period	$ (642,346)	$ (112,664)	$ (31,549)	$ 137	$ (786,422)
Other comprehensive income (loss) before reclassifications	(14,817)	1,325	51,871	—	38,379
Amounts reclassified from AOCI to income [1]	4,645	15,867	(11,141)	(137)	9,234
Balance at end of period	$ (652,518)	$ (95,472)	$ 9,181	$ —	$ (738,809)

(1) See table below for details about reclassifications to income.

The following table summarizes the significant amounts reclassified out of each component of AOCI:

	Years Ended December 31,			
(dollars in thousands)	2025	2024	2023	
Details about AOCI Components	**Amount Reclassified from AOCI**			**Affected Line Item in the Statement of Income**
Unrealized gains and losses on available-for-sale debt securities	$ (37)	$ (212)	$ (6,265)	Debt securities gains (losses), net
	10	55	1,620	Income tax (expense) benefit
	$ (27)	$ (157)	$ (4,645)	Net income
Amortization of unrecognized losses on held-to-maturity securities transferred from available-for-sale	$ (15,855)	$ (17,664)	$ (21,239)	Interest income (expense)
	4,025	4,486	5,372	Income tax (expense) benefit
	$ (11,830)	$ (13,178)	$ (15,867)	Net income
Gains and losses on hedges Interest rate contracts	$ (10,505)	$ (17,628)	$ 15,067	Interest income (expense)
	2,716	4,559	(3,926)	Income tax (expense) benefit
	$ (7,789)	$ (13,069)	$ 11,141	Net income
Amortization of defined benefit pension items				
Actuarial gains (losses)	$ —	$ —	$ 182	Salaries and employee benefits
	—	—	(45)	Income tax (expense) benefit
	$ —	$ —	$ 137	Net income
Total reclassifications for the period	$ (19,646)	$ (26,404)	$ (9,234)	Net income

NOTE 15 – INCOME TAXES

Following is a summary of the major items comprising the differences in taxes from continuing operations computed at the federal statutory rate and as recorded in the consolidated statement of income:

| | Years Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Provision at statutory rate	$ 176,693	21.0 %	$ 142,892	21.0 %	$ 157,774	21.0 %
State income taxes	32,948	3.9	19,619	2.9	31,164	4.1
Tax credit investments - federal:						
New market tax credits	(24,881)	(3.0)	(12,476)	(1.8)	(7,545)	(1.0)
Other tax credit investments	(3,439)	(0.4)	(2,353)	(0.3)	(4,645)	(0.6)
Nontaxable or nondeductible items:						
Tax-exempt interest	(22,518)	(2.7)	(19,439)	(2.9)	(18,582)	(2.5)
FDIC premiums	10,792	1.3	8,754	1.3	7,912	1.1
Other nontaxable or nondeductible items	1,762	0.2	2,772	0.4	2,816	0.4
Change in uncertain tax positions	374	—	(2,811)	(0.4)	(832)	(0.1)
Other, net	405	—	4,292	0.6	1,248	0.2
Income tax expense	$ 172,136	20.5 %	$ 141,250	20.8 %	$ 169,310	22.5 %

The provision for income taxes consisted of the following components:

| | Years Ended December 31, | | |
(dollars in thousands)	2025	2024	2023
Income taxes currently payable:			
Federal	$ 62,964	$ 99,532	$ 121,428
State	27,146	21,317	37,331
Deferred income taxes related to:			
Federal	66,601	14,956	7,941
State	15,425	5,445	2,610
Deferred income tax expense	82,026	20,401	10,551
Income tax expense	$ 172,136	$ 141,250	$ 169,310

Illinois and Minnesota collectively represented more than 50% of the Company's state income tax expense for the year ended December 31, 2025 presented in the table above, which reflects the Company's operations and taxable income generated within these jurisdictions.

Net Deferred Tax Assets

Net deferred tax assets are included in other assets on the balance sheet. Significant components of net deferred tax assets (liabilities) were as follows:

	December 31,	
(dollars in thousands)	2025	2024
Deferred Tax Assets		
Allowance for credit losses on loans, net of recapture	$ 157,121	$ 105,475
Acquired loans	152,407	49,093
Unrealized losses on available-for-sale investment securities	141,993	222,467
Operating lease liabilities	65,656	57,495
Benefit plan accruals	43,871	40,089
Net operating loss carryforwards	28,327	19,601
Unrealized losses on held-to-maturity investment securities	23,640	27,664
FDIC deductible premiums	790	3,766
Purchase accounting assets	—	10,062
Other, net	4,550	6,658
Total deferred tax assets	618,355	542,370
Deferred Tax Liabilities		
Operating lease right-of-use assets	(60,676)	(52,441)
Purchase accounting liabilities	(31,694)	—
Loan servicing rights	(17,453)	(10,012)
Premises and equipment	(16,388)	(13,358)
Unrealized gains on hedges	(7,343)	(1,505)
Prepaid expenses	(5,685)	(3,982)
Tax credit investments and other partnerships	(1,809)	(2,310)
Other, net	(4,138)	(2,315)
Total deferred tax liabilities	(145,186)	(85,923)
Net deferred tax assets	$ 473,169	$ 456,447

The Company's retained earnings at December 31, 2025 included an appropriation for acquired thrifts' tax bad debt allowances totaling $58.6 million for which no provision for federal or state income taxes has been made. If in the future, this portion of retained earnings were distributed as a result of the liquidation of the Company or its subsidiaries, federal and state income taxes would be imposed at the then applicable rates.

No valuation allowance was required on the Company's deferred tax assets at December 31, 2025 or 2024. Old National has federal net operating loss carryforwards totaling $87.8 million at December 31, 2025 and $60.2 million at December 31, 2024. This federal net operating loss was acquired from the acquisition of Anchor BanCorp Wisconsin Inc. in 2016, First Midwest in 2022, and CapStar in 2024. If not used, the federal net operating loss carryforwards will begin expiring in 2032 and later. Old National has recorded state net operating loss carryforwards totaling $140.3 million at December 31, 2025 and $106.0 million at December 31, 2024. If not used, the state net operating loss carryforwards will expire from 2028 to 2039.

The federal and recorded state net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code section 382. Old National believes that all of the federal and recorded state net operating loss carryforwards will be used prior to expiration.

Unrecognized Tax Benefits

The following table presents the changes in the carrying amount of unrecognized tax benefits:

(dollars in thousands)		Years Ended December 31,					
		2025		2024		2023	
Balance at beginning of period	$	6,994	$	9,955	$	11,007	
Additions for acquired uncertain tax positions		8,178		—		—	
Additions based on tax positions related to prior years		2,152		—		60	
Reductions due to statute of limitations expiring		(1,579)		(2,961)		(1,112)	
Balance at end of period	$	15,745	$	6,994	$	9,955	

If recognized, approximately $13.4 million of unrecognized tax benefits, net of interest, would favorably affect the effective income tax rate in future periods.

It is our policy to recognize interest and penalties accrued relative to unrecognized tax benefits in their respective federal or state income tax accounts. Interest and penalties recorded and accrued totaled $1.2 million at December 31, 2025.

Old National and its subsidiaries file a consolidated U.S. federal income tax return, as well as filing various state returns. The 2021 through 2024 tax years are open and subject to examination.

Income Taxes Paid

The following table presents the amount of income taxes paid (net of refunds received) disaggregated by federal and state taxes:

(dollars in thousands)			Years Ended December 31,					
			2025		2024		2023	
Jurisdiction Type	**Jurisdiction**		Income Taxes Paid (Net of Refunds)					
Federal	Federal	$	116,600	$	78,639	$	137,386	
State	Minnesota		15,090		5,225		8,600	
State	Illinois		13,500		2,500		28,200	
State	All others		9,103		14,212		16,117	
Total		$	154,293	$	100,576	$	190,303	

NOTE 16 – SHARE-BASED COMPENSATION AND OTHER EMPLOYEE BENEFIT PLANS

Our Amended and Restated 2008 Incentive Compensation Plan (the "ICP"), which was approved by shareholders, permits the grant of share-based awards to our employees. At December 31, 2025, 3.1 million shares were available for issuance. The granting of awards to key employees is typically in the form of restricted stock or performance share awards or units. We believe that such awards better align the interests of our employees with those of our shareholders. Total compensation cost included in salaries and employee benefits for the ICP was $38.2 million in 2025, $32.3 million in 2024, and $27.9 million in 2023. The total income tax benefit was $9.4 million in 2025, $7.9 million in 2024, and $6.9 million in 2023.

Restricted Stock Awards

Restricted stock awards require certain continued service requirements to be met and shares generally vest, depending on the award terms, annually over a three-year period. Compensation expense is recognized on a straight-line basis over the vesting period. Shares are subject to certain restrictions and risk of forfeiture by the participants.

A summary of changes in our unvested shares follows:

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
(shares in thousands)	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Unvested balance at beginning of period	3,289	$16.47	1,932	$16.51
Granted during the year	1,221	21.55	2,392	16.64
Vested during the year	(1,810)	16.54	(955)	17.36
Forfeited during the year	(114)	18.22	(80)	16.38
Unvested balance at end of period	2,586	$18.75	3,289	$16.47

As of December 31, 2025, there was $29.7 million of total unrecognized compensation cost related to unvested restricted stock awards. The cost is expected to be recognized over a weighted-average period of 1.6 years. The total fair value of the shares vested was $29.9 million in 2025, $16.6 million in 2024, and $15.1 million in 2023.

Performance Shares or Units

Performance shares or units require certain performance goals to be achieved and shares are earned and vest at the end of a 36 month period based on the achievement of certain targets. Compensation expense is recognized on a straight-line basis over the performance period of the award. For certain awards, the level of performance could increase or decrease the number of shares earned. Shares are subject to certain restrictions and risk of forfeiture by the participants.

A summary of changes in our unvested shares follows:

| | Years Ended December 31, | | | |
| | 2025 | | 2024 | |
(shares in thousands)	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Unvested balance at beginning of period	1,121	$18.21	1,177	$17.50
Granted during the year	490	22.65	415	18.88
Vested during the year	(647)	15.90	(472)	17.01
Forfeited during the year	—	—	(32)	18.50
Dividend equivalents adjustment	74	18.37	33	18.22
Unvested balance at end of period	1,038	$20.65	1,121	$18.21

As of December 31, 2025, there was $5.4 million of total unrecognized compensation cost related to unvested restricted stock units. The cost is expected to be recognized over a weighted-average period of 1.2 years.

Stock Options and Appreciation Rights

Old National has not granted stock options since 2009. However, Old National did acquire stock options and stock appreciation rights through its prior acquisitions. Old National recorded no incremental expense associated with the conversion of these options and stock appreciation rights.

As of December 31, 2025, all options were fully vested, and all compensation costs had been expensed. At December 31, 2025, no stock appreciation rights were outstanding as the remaining awards were exercised during 2023.

Information related to stock option and appreciation rights follows:

(dollars in thousands)	Year Ended December 31,		
	2025	2024	2023
Intrinsic value of options/appreciation rights exercised	$ —	$ —	$ 70
Tax benefit realized from options/appreciation rights exercises	—	—	28

Non-employee Director Stock Compensation

Compensation paid to Old National's non-employee directors includes a stock component. Shares issued as part of director compensation are granted annually. Any shares awarded to directors are anticipated to be issued from the ICP. In 2025, 27,000 shares were issued to directors, compared to 26,000 shares in 2024, and 41,000 shares in 2023.

Employee Stock Ownership Plan

The Employee Stock Ownership and Savings Plan (the "401(k) Plan") allows employees to make pre-tax and Roth 401(k) contributions. Subject to the conditions and limitations of the 401(k) Plan, new employees are automatically enrolled in the 401(k) Plan with an automatic deferral of 5% of eligible compensation, unless participation is changed or declined. All active participants receive a Company match of 100% of the first 5% contributed into the 401(k) Plan. In addition to matching contributions, Old National may make discretionary contributions to the 401(k) Plan in the form of Old National stock or cash. In 2024, Old National made a discretionary employer cash contribution of 4% of participants' eligible 2023 compensation. There were no designated discretionary contributions in 2025 or 2023. All contributions vest immediately, and plan participants may elect to redirect funds among any of the investment options provided under the 401(k) Plan. The number of Old National shares in the 401(k) Plan were 0.8 million at December 31, 2025 and 0.9 million at December 31, 2024. All shares owned through the 401(k) Plan are included in the calculation of weighted-average shares outstanding for purposes of calculating diluted and basic earnings per share. Contribution expense under the 401(k) Plan was $25.0 million in 2025, $34.8 million in 2024, and $20.3 million in 2023.

NOTE 17 – SHAREHOLDERS' EQUITY

Stock Purchase and Dividend Reinvestment Plan

Old National has a stock purchase and dividend reinvestment plan under which common shares issued may be either repurchased shares or authorized and previously unissued shares. A new plan became effective on August 13, 2024, with total authorized and unissued shares of common stock reserved for issuance of 3.0 million. At December 31, 2025, 3.0 million authorized and unissued shares of common stock were available for issuance under the plan.

Employee Stock Purchase Plan

Old National has an employee stock purchase plan under which eligible employees can purchase common shares at a discount to the market price. Currently, the discount under the plan is set at 5% of the fair value of the common shares on the purchase date (i.e., at a purchase price of 95%). No participant may purchase common shares with a fair value in excess of $25,000 in any calendar year. In 2025, 53,000 shares were issued related to this plan with proceeds of approximately $1.1 million. In 2024, 62,000 shares were issued related to this plan with proceeds of approximately $1.0 million.

Share Repurchase Program

In the first quarter of 2025, the Board of Directors approved a share repurchase program that authorized the Company to repurchase up to $200 million of the Company's outstanding shares of Common Stock, as conditions warrant, through February 28, 2026. During 2025, 2.2 million common shares were repurchased under the plan. In the first quarter of 2026, the Board of Directors approved a new share repurchase program, under which the Company is authorized to repurchase up to $400 million of its outstanding shares of common stock through February 28, 2027. This new share repurchase program replaces the prior $200 million program, which was scheduled to expire February 28, 2026.

Net Income per Common Share

Basic and diluted net income per common share are calculated using the two-class method. Net income applicable to common shares is divided by the weighted-average number of common shares outstanding during the period. Adjustments to the weighted-average number of common shares outstanding are made only when such adjustments will dilute net income per common share. Net income applicable to common shares is then divided by the weighted-average number of common shares and common share equivalents during the period.

The following table presents the calculation of basic and diluted net income per common share:

(dollars and shares in thousands, except per share data)	Years Ended December 31,		
	2025	2024	2023
Net income	$ 669,257	$ 539,188	$ 581,992
Preferred dividends	(16,135)	(16,135)	(16,135)
Net income applicable to common shares	$ 653,122	$ 523,053	$ 565,857
Weighted average common shares outstanding:			
Weighted average common shares outstanding (basic)	363,513	309,499	290,748
Effect of dilutive securities [1]:			
Restricted stock	1,951	1,502	1,107
Weighted average diluted shares outstanding	365,464	311,001	291,855
Basic Net Income Per Common Share	$ 1.80	$ 1.69	$ 1.95
Diluted Net Income Per Common Share	$ 1.79	$ 1.68	$ 1.94

(1) Old National had potentially dilutive shares from forward sale contracts for the year ended December 31, 2024 that were determined to be antidilutive and were excluded from the calculation of diluted net income per share. Old National received net proceeds from the sale of shares of Old National common stock and full physical settlement of the forward sale agreements in 2025.

NOTE 18 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

- Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

- Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Old National used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Investment securities and equity securities: The fair values for investment securities and equity securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using swap and SOFR curves plus spreads that adjust for loss severities, volatility, credit risk, and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

Loans held-for-sale: The fair value of loans held-for-sale is determined using quoted prices for a similar asset, adjusted for specific attributes of that loan (Level 2).

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotes developed using observable inputs as of the valuation date (Level 2).

Recurring Basis

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which we have elected the fair value option, are summarized below:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2025 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Equity securities	**$ 128,857**	**$ 128,857**	**$ —**	**$ —**
Investment securities available-for-sale:				
U.S. Treasury	**214,544**	**214,544**	**—**	**—**
U.S. government-sponsored entities and agencies	**1,372,392**	**—**	**1,372,392**	**—**
Mortgage-backed securities - Agency	**9,168,035**	**—**	**9,168,035**	**—**
States and political subdivisions	**426,008**	**—**	**426,008**	**—**
Pooled trust preferred securities	**11,734**	**—**	**11,734**	**—**
Other securities	**191,737**	**—**	**191,737**	**—**
Loans held-for-sale	**52,911**	**—**	**52,911**	**—**
Derivative assets	**170,828**	**—**	**170,828**	**—**
Financial Liabilities				
Derivative liabilities	**258,968**	**—**	**258,968**	**—**

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2024 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Equity securities	$ 91,996	$ 91,996	$ —	$ —
Investment securities available-for-sale:				
U.S. Treasury	199,013	199,013	—	—
U.S. government-sponsored entities and agencies	1,257,906	—	1,257,906	—
Mortgage-backed securities - Agency	5,204,891	—	5,204,891	—
States and political subdivisions	485,544	—	485,544	—
Pooled trust preferred securities	11,322	—	11,322	—
Other securities	299,783	—	299,783	—
Loans held-for-sale	34,483	—	34,483	—
Derivative assets	146,478	—	146,478	—
Financial Liabilities				
Derivative liabilities	244,313	—	244,313	—

Non-Recurring Basis

Assets measured at fair value on a non-recurring basis at December 31, 2025 are summarized below:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2025 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral Dependent Loans:				
Commercial loans	**$ 55,471**	**$ —**	**$ —**	**$ 55,471**
Commercial real estate loans	**109,852**	**—**	**—**	**109,852**
Foreclosed Assets:				
Commercial real estate	**975**	**—**	**—**	**975**
Residential	**98**	**—**	**—**	**98**

Commercial and commercial real estate loans that are deemed collateral dependent are valued using the discounted cash flows. The liquidation amounts are based on the fair value of the underlying collateral using the most recently available appraisals with certain adjustments made based on the type of property, age of appraisal, current status of the property, and other related factors to estimate the current value of the collateral. These commercial and commercial real estate loans had a principal amount of $256.3 million, with a valuation allowance of $90.9 million at December 31, 2025. Old National recorded provision expense associated with commercial and commercial real estate loans that were deemed collateral dependent totaling $22.2 million in 2025.

Other real estate owned and other repossessed property is measured at fair value less costs to sell on a non-recurring basis and had a net carrying amount of $1.1 million at December 31, 2025. There were write-downs of other real estate owned of $0.6 million in 2025.

Assets measured at fair value on a non-recurring basis at December 31, 2024 are summarized below:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2024 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral Dependent Loans:				
Commercial loans	$ 33,658	$ —	$ —	$ 33,658
Commercial real estate loans	121,393	—	—	121,393
Foreclosed Assets:				
Commercial real estate	975	—	—	975
Residential	244	—	—	244

At December 31, 2024, commercial and commercial real estate loans that were deemed collateral dependent had a principal amount of $213.8 million, with a valuation allowance of $58.7 million. Old National recorded provision expense associated with these loans totaling $49.0 million in 2024.

The net carrying amount of other real estate owned and other repossessed property totaled $1.2 million at December 31, 2024. There were write-downs of other real estate owned of $0.5 million in 2024.

The table below provides quantitative information about significant unobservable inputs used in fair value measurements within Level 3 of the fair value hierarchy:

(dollars in thousands)	Fair Value	Valuation Techniques	Unobservable Input	Range (Weighted Average)[1]
December 31, 2025				
Collateral Dependent Loans				
Commercial loans	$ 55,471	Discounted cash flow	Discount for type of property, age of appraisal, and current status	8% - 50% (35%)
Commercial real estate loans	109,852	Discounted cash flow	Discount for type of property, age of appraisal, and current status	2% - 61% (17%)
Foreclosed Assets				
Commercial real estate [2]	975	Fair value of collateral	Discount for type of property, age of appraisal, and current status	30%
Residential [2]	98	Fair value of collateral	Discount for type of property, age of appraisal, and current status	44%
December 31, 2024				
Collateral Dependent Loans				
Commercial loans	$ 33,658	Discounted cash flow	Discount for type of property, age of appraisal, and current status	9% - 49% (31%)
Commercial real estate loans	121,393	Discounted cash flow	Discount for type of property, age of appraisal, and current status	3% - 46% (18%)
Foreclosed Assets				
Commercial real estate [2]	975	Fair value of collateral	Discount for type of property, age of appraisal, and current status	28%
Residential [2]	244	Fair value of collateral	Discount for type of property, age of appraisal, and current status	24%

(1) Unobservable inputs were weighted by the relative fair value of the instruments.
(2) There was only one foreclosed commercial real estate property and one foreclosed residential real estate property at December 31, 2025 and December 31, 2024 with write-downs during 2025 and 2024, so no range or weighted average is reported.

Fair Value Option

Old National may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

Loans Held-For-Sale

Old National has elected the fair value option for loans held-for-sale. For these loans, interest income is recorded in the consolidated statements of income based on the contractual amount of interest income earned on the financial assets (except any that are on nonaccrual status). None of these loans are 90 days or more past due, nor are any on nonaccrual status. Interest income for loans held-for-sale is included in the income statement totaling $3.6 million in 2025, $2.3 million in 2024, and $1.2 million in 2023.

Newly originated conforming fixed-rate and adjustable-rate first mortgage loans are intended for sale and are hedged with derivative instruments. Old National has elected the fair value option to mitigate accounting mismatches in cases where hedge accounting is complex and to achieve operational simplification. The fair value option was not elected for loans held for investment.

The difference between the aggregate fair value and the aggregate remaining principal balance for loans for which the fair value option has been elected was as follows:

(dollars in thousands)	Aggregate Fair Value	Difference	Contractual Principal
December 31, 2025			
Loans held-for-sale	$ 52,911	$ 1,148	$ 51,763
December 31, 2024			
Loans held-for-sale	$ 34,483	$ 271	$ 34,212

Accrued interest at period end is included in the fair value of the instruments.

The following table presents the amount of gains and losses from fair value changes included in income before income taxes for financial assets carried at fair value:

(dollars in thousands)	Other Gains and (Losses)	Interest Income	Interest (Expense)	Total Changes in Fair Values Included in Current Period Earnings
Year Ended December 31, 2025				
Loans held-for-sale	$ 874	$ 101	$ (98)	$ 877
Year Ended December 31, 2024				
Loans held-for-sale	$ (377)	$ 32	$ (5)	$ (350)

Financial Instruments Not Carried at Fair Value

The carrying amounts and estimated fair values of financial instruments not carried at fair value were as follows:

(dollars in thousands)	Carrying Value	Fair Value Measurements at December 31, 2025 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Cash, due from banks, money market, and other interest-earning investments	$ 1,826,177	$ 1,826,177	$ —	$ —
Investment securities held-to-maturity:				
U.S. government-sponsored entities and agencies	840,435	—	710,909	—
Mortgage-backed securities - Agency	910,323	—	782,818	—
State and political subdivisions	1,144,730	—	1,046,511	—
Loans, net:				
Commercial	14,737,809	—	—	14,831,563
Commercial real estate	21,780,686	—	—	21,806,075
Residential real estate	8,433,102	—	—	7,526,511
Consumer	3,243,045	—	—	3,027,561
Accrued interest receivable	306,812	894	77,288	228,630
Financial Liabilities				
Deposits:				
Noninterest-bearing demand deposits	$ 13,247,483	$ 13,247,483	$ —	$ —
Checking, NOW, savings, and money market interest-bearing deposits	32,179,688	32,179,688	—	—
Time deposits	9,661,024	—	9,540,748	—
Federal funds purchased and interbank borrowings	100,197	100,197	—	—
Securities sold under agreements to repurchase	261,366	261,366	—	—
FHLB advances	6,237,375	—	6,229,752	—
Other borrowings	852,429	—	853,938	—
Accrued interest payable	65,291	—	65,291	—
Standby letters of credit	1,672	—	—	1,672
Off-Balance Sheet Financial Instruments				
Commitments to extend credit	$ —	$ —	$ —	$ 5,687

| (dollars in thousands) | Carrying Value | Fair Value Measurements at December 31, 2024 Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets				
Cash, due from banks, money market, and other interest-earning investments	$ 1,227,968	$ 1,227,968	$ —	$ —
Investment securities held-to-maturity:				
U.S. government-sponsored entities and agencies	832,984	—	664,331	—
Mortgage-backed securities - Agency	970,212	—	800,666	—
State and political subdivisions	1,151,685	—	1,006,141	—
Loans, net:				
Commercial	10,138,241	—	—	10,158,299
Commercial real estate	16,105,961	—	—	15,961,968
Residential real estate	6,774,664	—	—	6,080,709
Consumer	2,874,499	—	—	2,800,060
Accrued interest receivable	233,010	912	60,459	171,639
Financial Liabilities				
Deposits:				
Noninterest-bearing demand deposits	$ 9,399,019	$ 9,399,019	$ —	$ —
Checking, NOW, savings, and money market interest-bearing deposits	24,668,802	24,668,802	—	—
Time deposits	6,755,739	—	6,727,453	—
Federal funds purchased and interbank borrowings	385	385	—	—
Securities sold under agreements to repurchase	268,975	268,975	—	—
FHLB advances	4,452,559	—	4,340,188	—
Other borrowings	689,618	—	689,246	—
Accrued interest payable	65,057	—	65,057	—
Standby letters of credit	1,742	—	—	1,742
Off-Balance Sheet Financial Instruments				
Commitments to extend credit	$ —	$ —	$ —	$ 3,403

The methods utilized to measure the fair value of financial instruments at December 31, 2025 and 2024 represent an approximation of exit price, however, an actual exit price may differ.

NOTE 19 – DERIVATIVE FINANCIAL INSTRUMENTS

As part of our overall interest rate risk management, Old National uses derivative instruments, including interest rate contracts such as swaps, collars, and floors. The notional amount does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual agreements. Derivative instruments are recognized on the balance sheet at their fair value and are not reported on a net basis.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. Old National's exposure is limited to the termination value of the contracts rather than the notional, principal, or contract amounts. There are provisions in our agreements with the counterparties that allow for certain unsecured credit exposure up to an agreed threshold. Exposures in excess of the agreed thresholds are collateralized. In addition, we minimize credit risk through credit approvals, limits, and monitoring procedures.

Derivatives Designated as Hedges

Subsequent changes in fair value for a hedging instrument that has been designated and qualifies as part of a hedging relationship are accounted for in the following manner:

Cash flow hedges: changes in fair value are recognized as a component in other comprehensive income (loss).
Fair value hedges: changes in fair value are recognized concurrently in earnings.

As long as a hedging instrument is designated, and the results of the effectiveness testing support that the instrument qualifies for hedge accounting treatment, 100% of the periodic changes in fair value of the hedging instrument are accounted for as outlined above. This is the case whether or not economic mismatches exist in the hedging relationship. As a result, there is no periodic measurement or recognition of ineffectiveness. Rather, the full impact of hedge gains and losses is recognized in the period in which the hedged transactions impact earnings.

The change in fair value of the hedging instrument that is included in the assessment of hedge effectiveness is presented in the same income statement line item that is used to present the earnings effect of the hedged item.

Cash Flow Hedges

Interest rate swaps of certain borrowings were designated as cash flow hedges totaling $50.0 million notional amount at December 31, 2025 and $150.0 million notional amount at December 31, 2024. Interest rate swaps, collars, and floors related to variable-rate commercial loan pools were designated as cash flow hedges totaling $2.3 billion notional amount at December 31, 2025 and $1.9 billion notional amount at December 31, 2024. The hedges were determined to be effective during all periods presented and we expect them to remain effective during the remaining terms.

Old National has designated its interest rate collars as cash flow hedges. The structure of these instruments is such that Old National pays the counterparty an incremental amount if the collar index exceeds the cap rate. Conversely, Old National receives an incremental amount if the index falls below the floor rate. No payments are required if the collar index falls between the cap and floor rates.

Old National has designated its interest rate floor transactions as cash flow hedges. The structure of these instruments is such that Old National receives an incremental amount if the index falls below the floor strike rate. No payments are required if the index remains above the floor strike rate.

Fair Value Hedges

Interest rate swaps of certain borrowings were designated as fair value hedges totaling $1.1 billion notional amount at both December 31, 2025 and December 31, 2024. Interest rate swaps of certain available-for-sale investment securities were designated as fair value hedges totaling $927.4 million notional amount at both December 31, 2025 and December 31, 2024. The hedges were determined to be effective during all periods presented and we expect them to remain effective during the remaining terms.

The following table summarizes Old National's derivatives designated as hedges:

| (dollars in thousands) | December 31, 2025 | | | December 31, 2024 | | |
| | | Fair Value | | | Fair Value | |
	Notional	Assets [1]	Liabilities [2]	Notional	Assets [1]	Liabilities [2]
Cash flow hedges:						
Interest rate collars and floors on loan pools	$ 2,300,000	$ 11,627	$ 1,667	$ 1,900,000	$ 3,490	$ 11,196
Interest rate swaps on borrowings [3]	50,000	—	—	150,000	—	—
Fair value hedges:						
Interest rate swaps on investment securities [3]	927,407	—	—	927,407	—	—
Interest rate swaps on borrowings [3]	1,100,000	4,836	—	1,100,000	665	—
Total		$ 16,463	$ 1,667		$ 4,155	$ 11,196

(1) Derivative assets are included in other assets on the balance sheet.
(2) Derivative liabilities are included in other liabilities on the balance sheet.
(3) The fair values of certain counterparty interest rate swaps are zero due to the settlement of centrally cleared variation margin rules.

The effect of derivative instruments in fair value hedging relationships on the consolidated statements of income were as follows:

(dollars in thousands) Derivatives in Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in Income on Derivative	Gain (Loss) Recognized in Income on Derivative	Hedged Items in Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in in Income on Related Hedged Item	Gain (Loss) Recognized in Income on Related Hedged Items
Year Ended December 31, 2025					
Interest rate contracts	Interest income/(expense)	$ 15,810	Fixed-rate debt	Interest income/(expense)	$ (15,811)
Interest rate contracts	Interest income/(expense)	(26,403)	Fixed-rate investment securities	Interest income/(expense)	26,403
Total		$ (10,593)			$ 10,592
Year Ended December 31, 2024					
Interest rate contracts	Interest income/(expense)	$ (10,124)	Fixed-rate debt	Interest income/(expense)	$ 10,053
Interest rate contracts	Interest income/(expense)	31,371	Fixed-rate investment securities	Interest income/(expense)	(31,018)
Total		$ 21,247			$ (20,965)
Year Ended December 31, 2023					
Interest rate contracts	Interest income/(expense)	$ (1,769)	Fixed-rate debt	Interest income/(expense)	$ 1,684
Interest rate contracts	Interest income/(expense)	(52,625)	Fixed-rate investment securities	Interest income/(expense)	52,148
Total		$ (54,394)			$ 53,832

The effect of derivative instruments in cash flow hedging relationships on the consolidated statements of income were as follows:

		Years Ended December 31,			Years Ended December 31,		
(dollars in thousands)		2025	2024	2023	2025	2024	2023
Derivatives in Cash Flow Hedging Relationships	Location of Gain or (Loss) Reclassified from AOCI into Income	Gain (Loss) Recognized in Other Comprehensive Income on Derivative			Gain (Loss) Reclassified from AOCI into Income		
Interest rate contracts	Interest income/(expense)	$ 10,961	$ (25,987)	$ 28,029	$ (14,899)	$ (21,809)	$ 11,621

Amounts reported in AOCI related to cash flow hedges will be reclassified to interest income or interest expense as interest payments are received or paid on Old National's derivative instruments. During the next 12 months, we estimate that $4.0 million will be reclassified to interest income and $11.7 million will be reclassified to interest expense.

Derivatives Not Designated as Hedges

Commitments to fund certain mortgage loans ("interest rate lock commitments") and forward commitments for the future delivery of mortgage loans to third party investors ("forward mortgage loan contracts") are considered derivatives. These derivative contracts do not qualify for hedge accounting. At December 31, 2025, the notional amounts of the interest rate lock commitments were $81.7 million and forward mortgage loan contracts were $120.6 million. At December 31, 2024, the notional amounts of the interest rate lock commitments were $57.4 million and forward commitments were $88.8 million. It is our practice to enter into forward mortgage loan contracts for the future delivery of residential mortgage loans to third-party investors when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from our commitment to fund the loans.

Old National also enters into derivative instruments for the benefit of its clients. The notional amounts of these customer derivative instruments and the offsetting counterparty derivative instruments were $9.9 billion at December 31, 2025 and $6.3 billion at December 31, 2024. These derivative contracts do not qualify for hedge accounting. These instruments include interest rate swaps, caps, and collars. Commonly, Old National will economically hedge significant exposures related to these derivative contracts entered into for the benefit of clients by entering into offsetting contracts with approved, reputable, independent counterparties with substantially matching terms.

Old National enters into derivative financial instruments as part of its foreign currency risk management strategies. These derivative instruments consist of foreign currency forward contracts to accommodate the business needs of its clients. Old National does not designate these foreign currency forward contracts for hedge accounting treatment.

The following table summarizes Old National's derivatives not designated as hedges:

| | December 31, 2025 | | | December 31, 2024 | | |
| | | Fair Value | | | Fair Value | |
(dollars in thousands)	Notional	Assets [1]	Liabilities [2]	Notional	Assets [1]	Liabilities [2]
Interest rate lock commitments	$ 81,698	$ 583	$ —	$ 57,380	$ —	$ 166
Forward mortgage loan contracts	120,584	—	402	88,808	807	—
Customer interest rate swaps	9,939,577	76,026	180,367	6,255,123	12,827	219,926
Counterparty interest rate swaps [3]	9,939,577	77,597	76,442	6,255,123	128,469	12,902
Customer foreign currency contracts	12,086	106	27	10,265	28	121
Counterparty foreign currency contracts	11,656	53	63	10,093	192	2
Total		$ 154,365	$ 257,301		$ 142,323	$ 233,117

(1) Derivative assets are included in other assets on the balance sheet.
(2) Derivative liabilities are included in other liabilities on the balance sheet.
(3) The fair values of certain counterparty interest rate swaps are zero due to the settlement of centrally-cleared variation margin rules.

The effect of derivatives not designated as hedging instruments on the consolidated statements of income were as follows:

| | | Years Ended December 31, | | |
(dollars in thousands)		2025	2024	2023
Derivatives Not Designated as Hedging Instruments	**Location of Gain or (Loss) Recognized in Income on Derivative**	**Gain (Loss) Recognized in Income on Derivative**		
Interest rate contracts [1]	Other income/(expense)	$ (358)	$ 52	$ 457
Mortgage contracts	Mortgage banking revenue	(848)	334	(401)
Foreign currency contracts	Other income/(expense)	(27)	(50)	(45)
Total		$ (1,233)	$ 336	$ 11

(1) Includes the valuation differences between the customer and offsetting swaps.

Fair Value of Offsetting Derivatives

Certain derivative instruments are subject to master netting agreements with counterparties that provide rights of setoff. The Company records these transactions at their gross fair values and does not offset derivative assets and liabilities in the Consolidated Balance Sheet. The following table presents the fair value of the Company's derivatives and offsetting positions:

(dollars in thousands)	December 31, 2025 Assets	December 31, 2025 Liabilities	December 31, 2024 Assets	December 31, 2024 Liabilities
Gross amounts recognized	$ 170,828	$ 258,968	$ 146,478	$ 244,313
Less: amounts offset in the Consolidated Balance Sheet	—	—	—	—
Net amount presented in the Consolidated Balance Sheet	170,828	258,968	146,478	244,313
Gross amounts not offset in the Consolidated Balance Sheet				
Offsetting derivative positions	(78,172)	(78,172)	(24,098)	(24,098)
Cash collateral received or pledged	(17,670)	(28,689)	—	(112,499)
Net credit exposure	$ 74,986	$ 152,107	$ 122,380	$ 107,716

NOTE 20 – COMMITMENTS, CONTINGENCIES, AND FINANCIAL GUARANTEES

Litigation

At December 31, 2025, there were certain legal proceedings pending against the Company and its subsidiaries in the ordinary course of business. While the outcome of any legal proceeding is inherently uncertain, based on information currently available, the Company's management does not expect that any potential liabilities arising from pending litigation will have a material adverse effect on the Company's business, financial position, or results of operations.

Credit-Related Financial Instruments

Old National holds instruments, in the normal course of business with clients, that are considered financial guarantees and are recorded at fair value. Standby letters of credit guarantees are issued in connection with agreements made by clients to counterparties. Standby letters of credit are contingent upon failure of the client to perform the terms of the underlying contract. Credit risk associated with standby letters of credit is essentially the same as that associated with extending loans to clients and is subject to normal credit policies. The term of these standby letters of credit is typically one year or less. These commitments are not recorded in the consolidated financial statements.

The following table summarizes Old National Bank's unfunded loan commitments and standby letters of credit:

(dollars in thousands)	December 31, 2025	December 31, 2024
Unfunded loan commitments [1]	$ 12,145,320	$ 8,533,433
Standby letters of credit [2]	199,638	194,323

(1) Excludes cancellable loan commitments of $2.8 billion at December 31, 2025 and $2.5 billion at December 31, 2024.
(2) Notional amount, which represents the maximum amount of future funding requirements. The carrying value was $1.7 million at both December 31, 2025 and December 31, 2024.

At December 31, 2025, approximately 3% of the unfunded loan commitments had fixed rates, with the remainder having floating rates ranging from 0.01% to 20.74%. The allowance for unfunded loan commitments totaled $35.6 million at December 31, 2025 and $21.7 million at December 31, 2024.

Old National is a party in risk participation transactions of interest rate swaps, which had total notional amounts of $1.3 billion at December 31, 2025 and $730.5 million at December 31, 2024.

Visa Class B Restricted Shares

In 2008, Old National received Visa Class B restricted shares as part of Visa's initial public offering. During the fourth quarter of 2023, Old National sold the 65,466 Class B shares and recognized a $21.6 million pre-tax gain. Prior to the sale, the shares were carried at a zero cost basis due to uncertainty surrounding the ability of the

Company to transfer or otherwise liquidate the shares. After the sale, the Company did not hold any remaining Visa Class B restricted shares.

NOTE 21 – REGULATORY RESTRICTIONS

Restrictions on Cash and Due from Banks

Old National records the net of cash collateral received or pledged for collateralized swap positions. See Note 19 to the consolidated financial statements for additional information regarding cash and due from banks that was received or pledged as collateral on a gross basis at December 31, 2025 and December 31, 2024.

Restrictions on Transfers from Bank Subsidiary

Regulations limit the amount of dividends a bank subsidiary can declare in any calendar year without obtaining prior regulatory approval. Prior regulatory approval is required if dividends to be declared in any calendar year would exceed the total of net income of the current year combined with retained net income for the preceding two years. Prior regulatory approval to pay dividends was not required in 2023, 2024, or 2025 and is not currently required. A bank subsidiary is prohibited from paying a dividend, if, after making the dividend, the bank would be considered "undercapitalized" (as defined by reference to the Office of the Comptroller of the Currency's ("OCC's") capital regulations). At December 31, 2025, Old National Bank could pay dividends of $803.3 million without prior regulatory approval and while maintaining capital levels above regulatory minimum and well-capitalized guidelines.

Restrictions on the Payment of Dividends

Old National has traditionally paid a quarterly dividend on its outstanding shares of common stock and preferred stock. The payment of dividends is subject to legal and regulatory restrictions, as well as approval by our Board of Directors. Any payment of dividends in the future will depend, in large part, on Old National's earnings, capital requirements, financial condition, and other factors considered relevant by our Board of Directors.

Capital Adequacy

Old National and Old National Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can elicit certain mandatory actions by regulators that, if undertaken, could have a direct material effect on Old National's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Old National and Old National Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require Old National and Old National Bank to maintain minimum amounts and ratios as set forth in the following tables.

At December 31, 2025, Old National and Old National Bank each exceeded the capital ratios required to be considered "well-capitalized" under applicable regulations.

The following table summarizes capital ratios for Old National and Old National Bank:

(dollars in thousands)	Actual		Regulatory Minimum [1]		Prompt Corrective Action "Well Capitalized" Guidelines [2]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025						
Total capital to risk-weighted assets						
Old National Bancorp	$ 6,889,846	12.85 %	$ 5,629,850	10.50 %	$ 5,361,762	10.00 %
Old National Bank	6,407,355	12.00	5,604,101	10.50	5,337,239	10.00
Common equity Tier 1 capital to risk-weighted assets						
Old National Bancorp	5,939,683	11.08	3,753,233	7.00	N/A	N/A
Old National Bank	5,899,410	11.05	3,736,067	7.00	3,469,205	6.50
Tier 1 capital to risk-weighted assets						
Old National Bancorp	6,183,402	11.53	4,557,498	8.50	3,217,057	6.00
Old National Bank	5,899,410	11.05	4,536,653	8.50	4,269,791	8.00
Tier 1 capital to average assets						
Old National Bancorp	6,183,402	8.90	2,778,362	4.00	N/A	N/A
Old National Bank	5,899,410	8.52	2,768,451	4.00	3,460,563	5.00
December 31, 2024						
Total capital to risk-weighted assets						
Old National Bancorp	$ 5,388,882	13.37 %	$ 4,233,054	10.50 %	$ 4,031,480	10.00 %
Old National Bank	5,103,487	12.72	4,214,255	10.50	4,013,577	10.00
Common equity Tier 1 capital to risk-weighted assets						
Old National Bancorp	4,587,674	11.38	2,822,036	7.00	N/A	N/A
Old National Bank	4,742,641	11.82	2,809,504	7.00	2,608,825	6.50
Tier 1 capital to risk-weighted assets						
Old National Bancorp	4,831,393	11.98	3,426,758	8.50	2,418,888	6.00
Old National Bank	4,742,641	11.82	3,411,540	8.50	3,210,861	8.00
Tier 1 capital to average assets						
Old National Bancorp	4,831,393	9.21	2,097,820	4.00	N/A	N/A
Old National Bank	4,742,641	9.07	2,090,427	4.00	2,613,033	5.00

(1) "Regulatory Minimum" capital ratios include the 2.5% "capital conservation buffer" required under the Basel III Capital Rules.
(2) "Well-capitalized" minimum common equity Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets ratios are not formally defined under applicable banking regulations for bank holding companies.

During 2020, the OCC, the Board of Governors of the Federal Reserve System, and the FDIC issued final rules to delay the estimated impact on regulatory capital stemming from the implementation of current expected credit loss ("CECL") guidance. The final rules provided banking organizations the option to delay for two years an estimate of CECL's effect on regulatory capital, relative to the incurred loss methodology's effect on regulatory capital, followed by a three-year transition period (five-year transition option). Old National adopted the capital transition relief over the permissible five-year period. This five-year transition option is no longer applicable for periods subsequent to December 31, 2024.

NOTE 22 – PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed parent company only financial statements of Old National:

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS

		December 31,		
(dollars in thousands)		2025		2024
Assets				
Deposits in affiliate bank	$	491,210	$	299,179
Equity securities		98,286		63,067
Investment securities - available-for-sale		4,844		17,363
Investment in affiliates:				
Banking subsidiaries		8,112,742		6,159,143
Non-banks		41,305		39,412
Goodwill		59,627		59,627
Other assets		189,616		136,218
Total assets	$	8,997,630	$	6,774,009
Liabilities and Shareholders' Equity				
Other liabilities	$	146,452	$	103,967
Other borrowings		356,390		329,692
Shareholders' equity		8,494,788		6,340,350
Total liabilities and shareholders' equity	$	8,997,630	$	6,774,009

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF INCOME

		Years Ended December 31,				
(dollars in thousands)		2025		2024		2023
Income						
Dividends from affiliates	$	285,000	$	385,000	$	150,000
Other income		11,928		9,004		2,919
Other income from affiliates		5		5		5
Total income		296,933		394,009		152,924
Expense						
Interest on borrowings		16,727		19,445		20,700
Other expenses		92,962		41,231		43,185
Total expense		109,689		60,676		63,885
Income (loss) before income taxes and equity in undistributed earnings of affiliates		187,244		333,333		89,039
Income tax expense (benefit)		(19,329)		(6,642)		(11,325)
Income (loss) before equity in undistributed earnings of affiliates		206,573		339,975		100,364
Equity in undistributed earnings of affiliates		462,684		199,213		481,628
Net income		669,257		539,188		581,992
Preferred dividends		(16,135)		(16,135)		(16,135)
Net income applicable to common shareholders	$	653,122	$	523,053	$	565,857

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
(dollars in thousands)	2025	2024	2023
Cash Flows From Operating Activities			
Net income	$ 669,257	$ 539,188	$ 581,992
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	10	26	18
Share-based compensation expense	38,214	32,283	27,910
(Increase) decrease in other assets	85,847	12,149	(19,353)
Increase (decrease) in other liabilities	100,166	11,772	(2,561)
Equity in undistributed earnings of affiliates	(462,684)	(199,213)	(481,628)
Net cash flows provided by (used in) operating activities	430,810	396,205	106,378
Cash Flows From Investing Activities			
Net cash and cash equivalents of acquisitions	(367,143)	—	—
Proceeds from sales of investment securities	13,000	—	—
Proceeds from sales of equity securities	5,999	—	—
Purchases of equity securities	(7,723)	(7,244)	(17,773)
Purchases of premises and equipment	(321)	(76)	(8)
Net cash flows provided by (used in) investing activities	(356,188)	(7,320)	(17,781)
Cash Flows From Financing Activities			
Payments for maturities/redemptions of other borrowings	(30,000)	(174,987)	—
Cash dividends paid	(225,117)	(191,163)	(180,030)
Common stock repurchased	(71,799)	(8,884)	(44,308)
Common stock issued for ESPP	1,089	1,034	1,076
Common stock issued for forward sale agreements	443,236	—	—
Net cash flows provided by (used in) financing activities	117,409	(374,000)	(223,262)
Net increase (decrease) in cash and cash equivalents	192,031	14,885	(134,665)
Cash and cash equivalents at beginning of period	299,179	284,294	418,959
Cash and cash equivalents at end of period	$ 491,210	$ 299,179	$ 284,294

NOTE 23 – SEGMENT INFORMATION

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in assessing performance and in deciding how to allocate resources. Old National's CODM is the Chairman and CEO of the Company.

Through our wholly owned banking subsidiary and non-bank affiliates, we provide a wide range of services primarily throughout the Midwest and Southeast regions of the United States and elsewhere, including commercial and consumer loan and depository services, private banking, capital markets, brokerage, wealth management, trust, investment advisory, and other traditional banking services. The Company's business activities are predominantly similar in their nature, operations, and economic characteristics, largely serving commercial and specialty banking clients with products and services that are offered through overall similar processes and platforms. The accounting policies for the services discussed here are the same as those described in Note 1 Basis of Presentation and Significant Accounting Policies. We earn interest income on loans as well as fee income from the origination of loans and from fees charged on deposit accounts. Lending activities include loans to individuals, which primarily consist of home equity lines of credit, residential real estate loans, and consumer loans, and loans to commercial clients, which include commercial loans, commercial real estate loans, agricultural loans, letters of credit, and lease financing. Residential real estate loans are either kept in our loan portfolio or sold to secondary investors, with gains or losses from the sales being recognized.

The CODM uses consolidated net income to monitor results, evaluate budget-to-actual variances, perform competitive analyses that benchmark the Company to competitors, and determine whether to reinvest earnings in the

Company or to deploy capital in other ways to maximize shareholder value. The CODM is regularly provided with the consolidated income and expenses, as well as assets, as presented on the Consolidated Statements of Income and Consolidated Balance Sheets, respectively, to assess performance and decide how to allocate resources on a Company-wide basis. The CODM also uses such information to monitor the level of expenses incurred associated with the various aspects of the Company's business that support our clients, generate revenues, and are associated with the overall administration of the Company's operations. In addition, certain internal financial information is also used by the CODM to monitor credit quality and credit loss expense. As a result, the Company has determined that it has only one reportable segment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

<u>Evaluation of Disclosure Controls and Procedures.</u> Old National's principal executive officer and principal financial officer have concluded that Old National's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended), based on their evaluation of these controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, are effective at the reasonable assurance level as discussed below to ensure that information required to be disclosed by Old National in the reports it files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to Old National's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting is set forth in Part II, Item 8 of this Annual Report on Form 10-K. The attestation report of Deloitte & Touche LLP, Old National's independent registered public accounting firm, on Old National's internal control over financial reporting is included on the following page.

<u>Limitations on the Effectiveness of Controls.</u> Management, including the principal executive officer and principal financial officer, does not expect that Old National's disclosure controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be only reasonable assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, the system of controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

<u>Changes in Internal Control over Financial Reporting.</u> There were no changes in Old National's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Old National's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Old National Bancorp

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Old National Bancorp and subsidiaries ("Old National") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, Old National maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 of Old National and our report dated February 19, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

Old National's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Old National's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Old National in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 19, 2026

ITEM 9B. OTHER INFORMATION

(a) None

(b) During the three months ended December 31, 2025, no director or Section 16 officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

FORM 10-K

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company's executive officers are elected annually by the Board of Directors. Certain information regarding the Company's executive officers is set forth below:

Name	Positions and Offices	Age
Chady M. AlAhmar	Chief Executive Officer, Wealth Management of the Company since January 2020. Previously, Senior Vice President and Head of Strategy and Business Development of U.S. Bank from December 2013 to January 2020.	51
Timothy M. Burke, Jr.	President and Chief Operating Officer of the Company since July 2025. Previously, Executive Vice President of the Central Region and Field Enablement for the Commercial Bank of KeyBank from March 2024 to July 2025 and prior thereto, various other senior management positions with KeyBank from August 2016 to March 2024.	49
Nicholas J. Chulos	Chief Legal Officer and Corporate Secretary of the Company since February 2022. Previously, Executive Vice President, General Counsel and Corporate Secretary of First Midwest from January 2013 to February 2022.	66
Scott J. Evernham	Chief Risk Officer of the Company since August 2019. Previously, Executive Vice President, Wealth Management from May 2016 to August 2019. President of Old National Insurance from December 2014 to May 2016. Senior Vice President, Assistant General Counsel from October 2012 to December 2014.	48
Carrie S. Goldfeder	Chief Credit Officer of the Company since December 2023. Previously, Co-Head of Corporate Credit and a Segment Lead, Senior Credit Officer for Capital One from 2015 to 2023. Segment Risk Leader, Healthcare Services and Senior Vice President and Team Leader, GE Antares Capital for GE Capital from 2000 to 2015.	54
John V. Moran, IV	Chief Financial Officer of the Company since April 2024. Previously, Chief Strategy Officer of the Company from 2021 to April 2024. Chief Financial Officer for NBT Bancorp from 2019 to 2021. Director of Corporate Development and Strategy of the Company from 2017 to 2019. Senior Equity Analyst at Macquarie Capital (USA) from 2010 to 2017.	50
Angela L. Putnam	Chief Accounting Officer of the Company since February 2022. Previously, Senior Vice President and Chief Accounting Officer of First Midwest from December 2014 to February 2022. Vice President and Financial Reporting Manager of First Midwest from April 2013 to November 2014. Director in the Assurance Services practice of McGladrey LLP from September 2006 to April 2013.	47
James C. Ryan, III	Chairman of the Board of Directors of the Company since February 2024. Chief Executive Officer of the Company since May 2019. Chairman and CEO of the Company from May 2019 to February 2022. Senior Executive Vice President and Chief Financial Officer of the Company from May 2016 to May 2019. Director of Corporate Development and Mortgage Banking of the Company from July 2009 to May 2016, Integration Executive of the Company from February 2006 to July 2009. Treasurer of the Company from March 2005 to February 2007.	54
James A. Sandgren	Chief Executive Officer, Commercial Banking of the Company since February 2022. Previously, President and Chief Operating Officer of the Company from May 2016 to February 2022. Executive Vice President and Chief Banking Officer of the Company from April 2014 to May 2016. Executive Vice President and Regional CEO of the Company from May 2007 to April 2014. Executive Vice President and Southern Division Chief Credit Officer from January 2004 to May 2007.	59
Brent R. Tischler	Chief Executive Officer, Community Banking of the Company since August 2022. Previously, Executive Vice President and Head of Retail Banking at Associated Bank from June 2016 to August 2022. Executive Vice President and Head of Payments & Direct Channels at Associated Bank from February 2014 to May 2016. Senior Vice President and Director of Channel Optimization at Associated Bank from April 2011 to January 2014.	50
Kendra L. Vanzo	Chief Administrative Officer of the Company since March 2021. Executive Vice President, Chief Administrative Officer of the Company from January 2020 to March 2021. Executive Vice President and Chief People Officer from May 2018 to January 2020. Executive Vice President, Associate Engagement and Integrations Officer from June 2014 to May 2018. Executive Vice President and Chief Human Resources Officer from January 2010 to June 2014. Senior Vice President and Chief Human Resources Officer from March 2007 to January 2010.	59

Information relating to our Board of Directors and additional information required in response to this item have been omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement for its 2026 annual meeting of shareholders pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2025. The applicable information appearing in the Proxy Statement for the 2026 annual meeting is incorporated herein by reference.

Old National has adopted a code of ethics that applies to directors, officers, and all other employees including Old National's principal executive officer, principal financial officer, and principal accounting officer. The text of the code of ethics is available on Old National's Internet website at www.oldnational.com or in print to any shareholder who requests it. Old National intends to post information regarding any amendments to, or waivers from, its code of ethics on its Internet website.

Old National has adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of Old National's securities by its directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and any exchange listing standards applicable to the Company. A copy of the Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement for its 2026 annual meeting of shareholders pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2025. The applicable information appearing in our Proxy Statement for the 2026 annual meeting is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This information is omitted from this report (with the exception of the "Equity Compensation Plan Information") pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement for its 2026 annual meeting of shareholders pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2025. The applicable information appearing in the Proxy Statement for the 2026 annual meeting is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table contains information concerning the ICP approved by the Company's shareholders, as of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,624,633	$19.29	3,109,331
Equity compensation plans not approved by security holders	—	—	—
Total	3,624,633	$19.29	3,109,331

At December 31, 2025, approximately 3.1 million shares remain available for issuance under the ICP.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement for its 2026 annual meeting of shareholders pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2025. The applicable information appearing in the Proxy Statement for the 2026 annual meeting is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as Old National will file with the SEC its definitive Proxy Statement for its 2026 annual meeting of shareholders pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, not later than 120 days after December 31, 2025. The applicable information appearing in the Proxy Statement for the 2026 annual meeting is incorporated herein by reference.

FORM 10-K

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1.   Financial Statements:

The following consolidated financial statements of the registrant and its subsidiaries are filed as part of this report under "Item 8. Financial Statements and Supplementary Data."

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets – December 31, 2025 and 2024
- Consolidated Statements of Income – Years Ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Comprehensive Income (Loss) – Years Ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Changes in Shareholders' Equity – Years Ended December 31, 2025, 2024, and 2023
- Consolidated Statements of Cash Flows – Years Ended December 31, 2025, 2024, and 2023
- Notes to Consolidated Financial Statements

2.   Financial Statements Schedules

The schedules for Old National and its subsidiaries are omitted because of the absence of conditions under which they are required, or because the information is set forth in the consolidated financial statements or the notes thereto.

3.   Exhibits

The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are as follows:

Exhibit Number

2.1	Agreement and Plan of Merger dated as of October 26, 2023 by and between Old National and CapStar Financial Holdings, Inc. (the schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K) (incorporated by reference to Exhibit 2.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2023).
2.2*	Agreement and Plan of Merger dated as of November 25, 2024 among Old National, Bremer Financial Corporation, and ONB Merger Sub, Inc. (the schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K) (incorporated by reference to Exhibit 2.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2024).
3.1	Fifth Amended and Restated Articles of Incorporation of Old National, amended April 30, 2020 (incorporated by reference to Exhibit 3.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 18, 2020).
3.2	Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National authorizing additional shares of Old National capital stock (incorporated by reference to Exhibit 3.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
3.3	Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National designating the New Old National Series A Preferred Stock (incorporated by reference to Exhibit 3.3 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
3.4	Articles of Amendment to the Fifth Amended and Restated Articles of Incorporation of Old National designating the New Old National Series C Preferred Stock (incorporated by reference to Exhibit 3.4 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).

FORM 10-K

3.5	Amended and Restated By-Laws of Old National, amended February 18, 2026 (incorporated by reference to Exhibit 3.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 19, 2026).
4.1	Description of Old National Bancorp capital stock.
4.2	Description of Old National Bancorp debt securities.
4.3	Deposit Agreement (Series A), dated February 15, 2022, among Old National, Continental Stock Transfer & Trust Company, acting as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
4.4	Deposit Agreement (Series C), dated February 15, 2022, among Old National, Continental Stock Transfer & Trust Company, acting as depositary, and the holders from time to time of the depositary receipts described therein (incorporated by reference to Exhibit 4.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
4.5	Form of Depositary Receipt-Series A (incorporated by reference to Exhibit 4.3 (included as part of Exhibit 4.1) of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
4.6	Form of Depositary Receipt-Series C (incorporated by reference to Exhibit 4.4 (included as part of Exhibit 4.2) of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2022).
4.7	Certain instruments defining the rights of holders of long-term debt securities of Old National and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.
10.1[(1)]	Old National Bancorp Amended and Restated 2020 Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019).
10.2[(1)]	First Amendment of the Old National Bancorp Amended and Restated 2020 Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.8 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).
10.3[(1)]	Second Amendment of the Old National Bancorp Amended and Restated 2020 Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).
10.4[(1)]	Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.24 of Old National's Annual Report on Form 10-K for the year ended December 31, 2019).
10.5[(1)]	First Amendment of the Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).
10.6[(1)]	Second Amendment of the Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.12 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).
10.7[(1)]	Third Amendment of the Old National Bancorp Amended and Restated 2020 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.13 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).
10.8[(1)]	Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2017).
10.9[(1)]	Amendment of the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Appendix I of Old National's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 8, 2021).

10.10[(1)]	Second Amendment of the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Appendix III of Old National's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 8, 2022).
10.11[(1)]	Old National Bancorp Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.22 of Old National's Annual Report on Form 10-K for the year ended December 31, 2022).
10.12[(1)]	Form of Employment Agreement dated as of June 28, 2023 between Old National and James C. Ryan III; Timothy M. Burke, Jr.; John V. Moran, IV; James A. Sandgren; and Kendra L. Vanzo (incorporated by reference to Exhibit 10.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2023).
10.13[(1)]	Form of Confidentiality and Restrictive Covenants Agreement, dated as of June 28, 2023, by and between Old National and James C. Ryan III; Timothy M. Burke, Jr.; John V. Moran, IV; James A. Sandgren; and Kendra L. Vanzo (incorporated by reference to Exhibit 10.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2023).
10.14[(1)]	Stock Purchase and Dividend Reinvestment Plan (incorporated by reference to Old National's Registration Statement on Form S-3, Registration No. 333-281521 filed with the Securities and Exchange Commission on August 13, 2024).
10.15[(1)]	Form of 2024 Relative TSR Performance Units Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.1 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024).
10.16[(1)]	Form of 2024 ROATCE Performance Units Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.2 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024).
10.17[(1)]	Form of 2024 Restricted Stock Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.3 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024).
10.18[(1)]	Form of 2024 Restricted Stock Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.4 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2024).
10.19*	Trustee Voting Agreement, dated as of November 25, 2024, among Old National Bancorp and each of the trustees of Otto Bremer Trust listed on the signature pages therein (incorporated by reference to Exhibit 10.1 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2024).
10.20	Form of Director Voting Agreement, dated as of November 25, 2024, among Old National Bancorp and each of the directors of Bremer Financial Corporation listed on the signature pages therein (incorporated by reference to Exhibit 10.2 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2024).
10.21	Investor Agreement, dated as of November 25, 2024, among Old National Bancorp and each of the trustees of Otto Bremer Trust listed on the signature pages therein (incorporated by reference to Exhibit 10.3 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2024).
10.22	Forward Sale Agreements, dated as of November 25, 2024, between Old National Bancorp and Citibank, N.A. (incorporated by reference to exhibit 10.4 of Old National's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2024).

10.23[(1)]	Form of 2025 Relative TSR Performance Units Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.1 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2025).
10.24[(1)]	Form of 2025 ROATCE Performance Units Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.2 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2025).
10.25[(1)]	Form of 2025 Restricted Stock Award Agreement between Old National and certain key associates pursuant to the Old National Bancorp Amended and Restated 2008 Incentive Compensation Plan, as further amended (incorporated by reference to Exhibit 10.3 of Old National's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2025).
19	Old National Bancorp Insider Trading Policy (incorporated by reference to Exhibit 19 of Old National's Annual Report on Form 10-K for the year ended December 31, 2024).
21	Subsidiaries of Old National Bancorp
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Old National Bancorp Clawback Policy (incorporated by reference to Exhibit 97 of Old National's Annual Report on Form 10-K for the year ended December 31, 2023).
101	The following materials from Old National Bancorp's Annual Report on Form 10-K Report for the year ended December 31, 2025, formatted in inline XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements.
104	The cover page from Old National's Annual Report on Form 10-K Report for the year ended December 31, 2025, formatted in inline XBRL and contained in Exhibit 101.

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(1)   Management contract or compensatory plan or arrangement.

*Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Old National has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD NATIONAL BANCORP

By: /s/ James C. Ryan, III   Date: February 19, 2026

James C. Ryan, III,

Chairman and Chief Executive Officer

(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 19, 2026, by the following persons on behalf of Old National and in the capacities indicated.

By: /s/ John V. Moran, IV	By: /s/ James C. Ryan, III
John V. Moran, IV,	James C. Ryan, III,
Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	Chairman and Chief Executive Officer (Principal Executive Officer)
By: /s/ Barbara A. Boigegrain	By: /s/ Thomas E. Salmon
Barbara A. Boigegrain, Director	Thomas E. Salmon, Director
By: /s/ Thomas L. Brown	By: /s/ Rebecca S. Skillman
Thomas L. Brown, Director	Rebecca S. Skillman, Director
By: /s/ Kathryn J. Hayley	By: /s/ Michael J. Small
Kathryn J. Hayley, Director	Michael J. Small, Director
By: /s/ Peter J. Henseler	By: /s/ Derrick J. Stewart
Peter J. Henseler, Director	Derrick J. Stewart, Director
By: /s/ Daniel S. Hermann	By: /s/ Stephen C. Van Arsdell
Daniel S. Hermann, Lead Independent Director	Stephen C. Van Arsdell, Director
By: /s/ Ryan C. Kitchell	By: /s/ Katherine E. White
Ryan C. Kitchell, Director	Katherine E. White, Director
By: /s/ Austin M. Ramirez	By: /s/ Angela L. Putnam
Austin M. Ramirez, Director	Angela L. Putnam,
By: /s/ Daniel C. Reardon	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)
Daniel C. Reardon, Director	
By: /s/ Ellen A. Rudnick	
Ellen A. Rudnick, Director	

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OLD NATIONAL BANCORP BOARD OF DIRECTORS

Barbara A. Boigegrain
Former Chief Executive Officer
& General Secretary
Wespath Benefits and Investments

Thomas L. Brown
Former Senior Vice President
& Chief Financial Officer
RLI Corp.
Former Partner
PricewaterhouseCoopers LLP

Kathryn J. Hayley
Chief Executive Officer
Rosewood Advisory Services, LLC
Former Executive Vice President
UnitedHealthcare

Peter J. Henseler
Former Chairman
TOMY International

Daniel S. Hermann
Lead Independent Director
Old National Bancorp
Founding Partner
Lechwe Holdings, LLC
Former Chief Executive Officer
AmeriQual Group, LLC

Ryan C. Kitchell
Former Executive Vice President,
Chief Administrative Officer
& Chief Financial Officer
Indiana University Health

Austin M. Ramirez
President & Chief Executive Officer
Husco International, Inc.

Daniel C. Reardon
Co-Chief Executive Officer and Trustee
Otto Bremer Trust

Ellen A. Rudnick
Senior Advisor, University of Chicago
Booth School of Business
Former Vice President
Baxter International, Inc.

James C. Ryan, III
Chairman & Chief Executive Officer
Old National Bancorp

Thomas E. Salmon
Former Chairman
& Chief Executive Officer
Berry Global Group, Inc.

Rebecca S. Skillman
Former Chairperson, Radius Indiana
Former Lt. Governor, State of Indiana

Michael J. Small
Chairman, Kognitive Networks, Inc.
Former President &
Chief Executive Officer
Gogo, Inc.

Derrick J. Stewart
Executive Vice President
& Chief Operating Officer
YMCA Retirement Fund

Stephen C. Van Arsdell
Former Senior Partner,
Chairman & Chief Executive Officer
Deloitte & Touche LLP

Katherine E. White
Professor of Law
Wayne State University Law School
Retired Brigadier General
U.S. Army National Guard

OLD NATIONAL BANCORP EXECUTIVE LEADERSHIP TEAM

Chady M. AlAhmar
Chief Executive Officer
Wealth Management

Timothy M. Burke, Jr.
President & Chief Operating Officer

Nicholas J. Chulos
Chief Legal Officer
& Corporate Secretary

Caroline J. Ellspermann
Chief People Officer

Scott J. Evernham
Chief Risk Officer

Corliss V. Garner
Chief Diversity, Equity
& Inclusion Officer

Carrie S. Goldfeder
Chief Credit Officer

Matthew T. Keen
Chief Information Officer

Joan M. Kissel
Chief Audit Executive & Ethics Officer

John V. Moran, IV
Chief Financial Officer

Jeff C. Newcom
Chief Operations Officer

James C. Ryan, III
Chairman & Chief Executive Officer

Rafael A. Sanchez
Chief Impact Officer

James A. Sandgren
Chief Executive Officer
Commercial Banking

Kathy A. Schoettlin
Chief Communications, Culture
& Social Responsibility Officer

Roland B. Shelton
Chief Strategic Business
Partnership Officer

James V. Stadler
Chief Marketing Officer

Brent R. Tischler
Chief Executive Officer
Community Banking

Kendra L. Vanzo
Chief Administrative Officer

Old National Bancorp

One Main Street
Evansville, Indiana 47708
812-464-1294 | oldnational.com

Old National Bancorp (NASDAQ: ONB) is the holding company of Old National Bank. As the sixth largest banking company by asset size headquartered in the Midwest, Old National proudly serves clients primarily in the Midwest and Southeast. With approximately $72 billion of assets and $37 billion of assets under management, Old National ranks among the top 25 banking companies based in the United States. Tracing our roots to 1834, Old National focuses on building long-term, highly valued partnerships with clients while also strengthening and supporting the communities we serve. In addition to providing extensive services in consumer and commercial banking, Old National offers comprehensive wealth management and capital markets services. In 2025, Points of Light named Old National one of "The Civic 50"— an honor reserved for the 50 most community-minded companies in the United States. For more information and financial data, please visit Investor Relations at oldnational.com.